As filed with the U.S. Securities and Exchange Commission on August 10, 2023

Registration No. 333-267378

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MN8 Energy, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	4931	87-4650748
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1155 Avenue of the Americas, 27th Floor New York, NY 10036 (332) 245-4052

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jon Yoder

President and Chief Executive Officer 1155 Avenue of the Americas, 27th Floor New York, NY 10036 (332) 245-4052

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams Sarah K. Morgan Jackson A. O’Maley Vinson & Elkins L.L.P. 845 Texas Avenue Houston, TX 77002 (713) 758-2222	Gregory P. Rodgers Brittany D. Ruiz Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. No securities may be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2023

                    Shares

MN8 Energy, Inc.

Common Stock

This is an initial public offering of                 shares of common stock of MN8 Energy, Inc.

Prior to this offering, there has been no public market for shares of our common stock. It is currently estimated that the initial public offering price per share will be between $        and $        . Upon consummation of the initial public offering, and assuming an initial public offering price of $         per share (the midpoint of the immediately preceding price range), GSAM (as defined herein) will own approximately     % of our common stock, the Existing Owners (as defined herein) other than GSAM will own approximately     % of our common stock and investors in this offering will own approximately     % of our common stock. We intend to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “MNX”.

See “Risk Factors” beginning on page 37 to read about risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting (Conflicts of Interest)” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than                    shares of common stock, the underwriters have a 30-day option to purchase up to an additional                    shares of common stock from us at the public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock against payment therefor on or about                    , 2023.

Book-Running Managers

Goldman Sachs & Co. LLC	BofA Securities	J.P. Morgan	HSBC	Wells Fargo Securities

Jefferies	Wolfe | Nomura Alliance

Co-Managers

TD Cowen	KeyBanc Capital Markets	SOCIETE GENERALE	Drexel Hamilton	Siebert Williams Shank

Prospectus dated                , 2023

MN8: You Got Power

A pure-play renewable energy company built for the decarbonization journey

Enterprise Customers

Scale

Growth

3.2 GW
Solar & storage projects[1]

5.1 GW
Development pipeline capacity[2]

876
Project sites

#1
Largest Independent U.S. Solar/Storage Company[3]

28
U.S. States

200+
Enterprise customers

Serving Enterprise Customers Across Platforms

Solar
Storage
EV Charging

All metrics are presented as of June 30, 2023

[1] Includes operational and under construction solar projects and battery storage capacity of 0.3 GW_{AC}.

[2] Includes projects in various stages of pre-construction, with such projects expected to begin construction between 2023 and 2027.

[3] Based on operating solar and storage assets as of December 31, 2022 according to S&P Global Market Intelligence.

Prospectus

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please see “Risk Factors” and “Cautionary Language Regarding Forward-Looking Statements.”

Through and including                     , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

BASIS OF PRESENTATION

Unless otherwise indicated, the historical financial and operating information presented in this prospectus is that of MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC), our “predecessor” for financial reporting purposes, and its subsidiaries. Prior to the closing of this offering, MN8 Energy LLC will become a wholly owned subsidiary of MN8 Energy, Inc., a newly incorporated Delaware corporation formed for the purpose of effectuating this offering and the transactions related thereto.

All existing holders of limited liability company interests of MN8 Energy LLC will become holders of shares of common stock of MN8 Energy, Inc., as described under the heading “Internalization Transaction and Corporate Reorganization.” In this prospectus, we refer to the merger of MergerCo, a wholly owned subsidiary of MN8 Energy, Inc. into MN8 Energy LLC, with MN8 Energy LLC surviving such merger as a wholly owned subsidiary of MN8 Energy, Inc., as the “Merger,” to the exchange by an affiliate of GSAM (as defined herein) of an incentive interest in the nature of a profits interest in OpCo (as defined herein) for shares of common stock of MN8 Energy, Inc. in connection with the Merger as the “Special Interest Exchange,” and to the Merger and Special Interest Exchange and all related transactions as the “Corporate Reorganization.” We expect that the Corporate Reorganization will not have a material effect on our consolidated financial statements.

Unless otherwise indicated, references in this prospectus to our financial information on a “pro forma basis” refer to the historical financial information of MN8 Energy LLC, as adjusted to give pro forma effect to (i) the Internalization Transaction (as defined herein), (ii) the Corporate Reorganization and (iii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2022, in the case of statement of operations data, and (x) the Corporate Reorganization and (y) this offering and the application of the net proceeds from this offering as if they had been completed as of June 30, 2023, in the case of balance sheet data.

For historical non-controlling interests associated with OpCo, net income was allocated in the consolidated statements of members’ equity first in an amount equal to the OpCo Incentive Allocation (as defined herein) held by GSAM that was earned during the reporting period, with the remaining income allocated using the profit and loss percentages contained in the OpCo LLC Agreement (as defined herein). The non-controlling interest associated with OpCo is expected to be eliminated in connection with the Corporate Reorganization. For additional information regarding the OpCo Incentive Allocation and the transactions pursuant to which it was eliminated, see the section of this prospectus titled “Internalization Transaction and Corporate Reorganization.”

The financial information and certain other information presented in this prospectus have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in certain tables in this prospectus. In addition, certain percentages presented in this prospectus reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

MARKET AND INDUSTRY DATA

Certain market and industry data and forecasts used in this prospectus have been obtained from the following independent industry publications or reports: BloombergNEF, International Council on

Clean Transportation, RE100, S&P Global Market Intelligence, Solar Energy Industries Association, Target Sustainability Strategy and Wood Mackenzie.

Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of publicly available industry publications, our internal research and our knowledge of the markets in which we currently, and will in the future, operate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. Statements as to our market position are based on market data currently available to us, as well as management’s estimates and assumptions regarding the size of our markets within our industry. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Language Regarding Forward-Looking Statements” in this prospectus. Neither we nor the underwriters can guarantee the accuracy or completeness of such information contained in this prospectus.

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

CERTAIN DEFINITIONS

As used in this prospectus, unless the context otherwise requires the terms “we,” “us,” “our,” the “company” and like terms refer (i) prior to the Corporate Reorganization, to MN8 Energy LLC, our predecessor for financial reporting purposes, and (ii) subsequent to the Corporate Reorganization, to MN8 Energy, Inc., of which MN8 Energy LLC will at such time be a wholly owned subsidiary. In addition, the terms below that are used frequently in this prospectus have the following meanings:

•

“AssetCo” refers to our subsidiary, AssetCo, LLC, a Delaware limited liability company, that will develop, procure, construct, finance, operate and own HPC EV Stations in connection with the Mercedes-Benz Joint Ventures (as defined herein);

•	“BNEF” refers to the BloombergNEF;

•

“C&I” refers to commercial and industrial solar energy and energy storage projects with a generating capacity of between one and fifty megawatts which can either serve our customers on-site (also referred to as “behind the meter”) or deliver electricity to the grid. C&I is also referred to throughout this prospectus as “distributed generation” and “middle-market”;

•	“CAISO” refers to California Independent System Operator;

•	“CCA” refers to a community choice aggregation program;

•	“CCGT” refers to combined cycle gas turbines;

•	“CCUS” refers to carbon capture, utilization, and sequestration;

•	“CERCLA” refers to the Comprehensive Environmental Response, Compensation, and Liability Act;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•	“Corporate Reorganization” refers to the Merger, the Special Interest Exchange and all related transactions;

•	“COVID-19” refers to the novel coronavirus (2019-nCoV);

•

“Curtailment” refers to the reduction of output of a project below what it could have otherwise produced by its off-taker, interconnecting transmission owner, or regional transmission organization, or ISO. A project’s delivery of electricity may be subject to curtailment or other restrictions for various reasons, including for system maintenance or reliability and stability purposes, over-generation, or due to transmission limitations, congestion, emergencies, or force majeure circumstances. Curtailment may be compensated in certain circumstances under a project’s PPA and may be uncompensated in other circumstances;

•	“CWA” refers to the Clean Water Act;

•

“Derby Acquisition” refers to the acquisition, completed on June 20, 2023, of the remaining 50.0% ownership interest in the Hercules project, a 200 MW solar asset situated in California, as further described in “Prospectus Summary—Recent Developments—NES Acquisition and Derby Acquisition”;

•

“DriveCo” refers to Mercedes-Benz HPC North America LLC (formerly known as DriveCo, LLC), a Delaware limited liability company, in which we hold a minority equity interest, that will lease the HPC EV Stations developed and owned by AssetCo in connection with the Mercedes-Benz Joint Ventures;

•	“DSW” refers to Desert Southwest;

•	“EHS” refers to environmental, health and safety;

•	“EIA” refers to United States Energy Information Administration;

•	“ERISA” refers to Title I of the Employee Retirement Income Security Act of 1974, as amended;

•	“EV” refers to electric vehicle;

•

“Executive officers” or our “officers” refers to our executive officers following the Internalization Transaction, who, prior to the Internalization Transaction, provided their services to us under the terms of the Management Services Agreement (as defined herein) with Goldman Sachs Asset Management, L.P.;

•	“Existing Owners” refers to the existing holders of limited liability company interests of MN8 Energy LLC, including GSAM;

•	“FATCA” refers to the Foreign Account Tax Compliance Act;

•	“FERC” refers to the Federal Energy Regulatory Commission;

•	“Fleet” refers to the operating projects or projects under construction that we own and excludes projects in our development pipeline;

•	“GS” refers to Goldman Sachs Group;

•	“GSAM” refers to Goldman Sachs Asset Management, L.P. and its affiliates, including the Special Interest Member;

•	“GW” refers to gigawatt, or one billion watts of electric capacity;

•	“GWh” refers to gigawatt hour, a measure of electric output equivalent to one billion watts generated per hour;

•	“HLBV” refers to hypothetical liquidation at book value;

•	“Hoshine” refers to Hoshine Silicon Industry Co. Ltd.;

•	“HPC EV Stations” refers to high power EV charging stations and associated infrastructure;

•	“ITC” refers to the investment tax credit under Section 48(a) and 48E of the Code;

•	“IOUs” refers to Investor-Owned Utilities;

•	“kWh” refers to kilowatt hours, a measure of electric output equivalent to one thousand watts generated per hour;

•	“LCOE” refers to BNEF’s global Levelized Cost of Electricity benchmark for solar projects;

•	“LIBOR” refers to London Interbank Offered Rate;

•

“Mercedes-Benz Joint Ventures” refers to the AssetCo and DriveCo joint ventures and other related agreements which were entered into with Mercedes-Benz Investment Company, an affiliate of Mercedes-Benz AG, to jointly construct, own and operate high powered EV charging stations and associated infrastructure in strategic locations throughout the United States and Canada as further described in “Prospectus Summary—Recent Developments—Mercedes-Benz Joint Ventures”;

•

“Merger” refers to the merger of MergerCo, a wholly owned subsidiary of MN8 Energy, Inc. into MN8 Energy LLC, with MN8 Energy LLC surviving such merger as a wholly owned subsidiary of MN8 Energy, Inc.;

•	“MN8 Energy” refers to MN8 Energy, Inc., issuer of the common stock offered hereby;

•	“MN8 Energy LLC” refers MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC);

•	“MW” refers to megawatts, or one million watts of electric capacity;

•	“MWh” refers to megawatt hours, a measure of electric output equivalent to one million watts generated per hour;

•	“NEPA” refers to the U.S. National Environmental Policy Act;

•

“NES Acquisition” refers to the acquisition, completed on November 18, 2022, of a portfolio of certain projects, which include a portfolio of solar assets from an affiliate of New Energy Solar, as further described in “Prospectus Summary—Recent Developments—NES Acquisition and Derby Acquisition”;

•	“New Revolving Credit Facility” refers to the $450.0 million revolving credit facility we entered into on February 3, 2023;

•	“O&M” refers to operations and maintenance;

•	“OpCo” refers to MN8 Energy Operating Company LLC (f/k/a Goldman Sachs Renewable Power Operating Company LLC), our subsidiary through which we currently operate our business and assets;

v

•

“OpCo Incentive Allocation” refers to the Special Interest Member’s right to receive incentive distributions from OpCo that equate to a percentage of Core Operating Profit, as further described in “Certain Relationships and Related Party Transactions—OpCo LLC Agreement”;

•	“OpCo LLC Agreement” refers to the Second Amended and Restated Limited Liability Company Agreement of OpCo, dated August 4, 2022;

•	“Operating projects” refers to solar energy and energy storage systems that have reached commercial operations and are producing and/or storing electricity;

•	“OSHA” refers to Occupational Safety and Health Act, as amended;

•	“PJM” refers to PJM Interconnection;

•

“PPA” refers to power purchase agreements, the contracts pursuant to which we sell electricity to customers. We refer to solar energy and/or energy storage systems that have signed PPAs as “contracted” and solar energy and/or energy storage systems without signed PPAs as “uncontracted”;

•	“Predecessor” or “our predecessor” refers to MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC), our predecessor for financial reporting purposes;

•

“Projects in our development pipeline” or our “pipeline” refer to those solar energy, EV charging and energy storage projects that we own or have entered into a binding agreement to acquire, which have land rights for the project site or have signed or filed for an interconnection agreement, or both, but are neither in operation nor under construction;

•	“Projects under construction” refer to solar energy and energy storage systems where we have begun construction but have not yet reached commercial operations;

•	“PTC” refers to the production tax credit under Section 45 and 45Y of the Code;

•	“PV” refers to photovoltaic;

•	“QBI” refers to Quality Business Intelligence;

•	“RECs” refers to renewable energy certificates or credits, which are renewable energy attributes that are created under the laws of individual states of the United States;

•	“RPS” refers to Renewable Portfolio Standards;

•	“SEIA” refers to the Solar Energy Industries Association;

•	“SOFR” refers to the secured overnight financing rate;

•

“Special Interest” refers to the incentive interest in the nature of a profits interest in OpCo, which includes the OpCo Incentive Allocation prior to its termination in connection with the closing of the Internalization Transaction;

•	“Special Interest Exchange” refers to the exchange by the Special Interest Member of the Special Interest for shares of MN8 Energy common stock in connection with the Corporate Reorganization;

•

“Special Interest Member” refers, prior to the Corporate Reorganization and the consummation of this offering and the transactions related thereto, to GSAM Holdings II LLC and, immediately thereafter, to MN8 Energy, Inc.;

•	“SREC” refers to solar renewable energy certificates or credits, which are renewable energy attributes that are created under the laws of individual states of the United States;

•

“Subscription Facility” refers to the revolving credit facility we entered into on February 22, 2018, with HSBC Bank USA, N.A. which was fully repaid and terminated in connection with our entry into the New Revolving Credit Facility;

•	“TWh” refers to terawatt hours, a measure of electric output equivalent to one trillion watts generated per hour;

•	“UBTI” refers to “unrelated business taxable income”;

•	“Uplift” refers to the year-over-year increase in the MWh produced by a solar energy or energy storage system relative to its MWh production prior to repair, enhancement or other improvement;

•	“Utility-scale” refers to utility-scale solar energy and energy storage systems with a generating capacity of over fifty megawatts that deliver energy to the grid;

•	“U.S.” refers to the United States or the United States of America;

•	“UC Regents” refers to The Regents of the University of California;

•	“USRPHC” refers to a United States real property holding corporation;

•	“VIEs” refer to variable interest entities;

•	“WoodMac” refers to Wood Mackenzie, a global research consultancy business for the natural resources industry; and

•	“XUAR” refers to the Xinjiang Uyghur Autonomous Region.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of common stock.

Company Overview

We are a renewable energy company. Our mission is to serve enterprise customers by providing the renewable energy and related services that these customers need on their journey to an electrified, decarbonized world. To achieve this mission, we generate renewable energy with our fleet of solar projects and are able to store energy in our fleet of battery projects, in each case tailored to the needs of individual enterprise customers. In 2022, we were one of the largest independent solar energy and energy storage power producers in the U.S. and one of the top 5 largest solar and storage asset owners overall in the U.S., based on the total gross capacity of our projects that were operating according to S&P Global Market Intelligence. As of June 30, 2023, our fleet was composed of over 875 projects spread across 28 states with an aggregate capacity of approximately 2.9 gigawatts (“GW”) of operating and under construction solar projects and approximately 270 megawatts (“MW”) of operating battery storage projects. We have a blue-chip set of over 200 enterprise customers, many of whom have bold decarbonization objectives, which we believe will provide us with many add-on commercial opportunities in the years to come.

2022 Top 5 U.S. Independent Solar and Storage Energy Producers by Capacity (GW)

(Includes Operating Solar Assets and Energy Storage Capacity)

Source: MN8 Energy metrics as of December 31, 2022, other metrics from S&P Global Market Intelligence as of December 31, 2022.

(1)	Includes operating solar assets and 0.3 GWAC energy storage capacity.

Our Story

We were founded inside of Goldman Sachs Asset Management, L.P. in 2017. At the time, significant declines in the cost of solar modules and equipment had suddenly resulted in a new economic reality: that energy could be produced from the sun in many parts of the U.S. at the same or lower prices as energy produced from fossil fuels. Solar energy also held the distinct advantage of being able to be produced with mature technology that could be deployed in almost any location and in customized sizes. Concurrently, many leading private and public sector enterprises began setting ambitious targets for reducing their carbon emissions. We anticipated that these enterprise customers, which include corporations, federal, state and municipal entities, universities, colleges and school districts, communities (through community choice aggregation programs (“CCAs”)), and utilities, would increasingly prefer to purchase solar energy that was produced on site or in proximity to where these customers were located as a means to lower their cost of energy, meet their carbon reduction targets and exert more control over where and how their energy was being produced. We believed that this provided an opportunity for us to disrupt the energy industry by owning and operating the solar energy facilities needed to meet these customer desires.

We envisioned that over time, as technology improved and costs came down, enterprise customers would want additional renewable energy infrastructure and services, as they adjusted to an electrified, decarbonized world. For example, adding battery storage to solar projects has the potential to capture excess solar power production during daylight hours and provide customers with renewable energy during more hours of the day, as well as to provide resiliency from power outages and the ability to participate in grid services programs. At the time, we did not know when battery storage would become economically viable, but we believed that focusing on long-term contractual relationships with customers would give us the runway to capture these opportunities. Today, with the decline in the cost of battery modules, we are seeing strong customer interest in adding battery storage to solar projects. Looking into the future, we believe that many enterprise customers will soon want to add electric vehicle (“EV”) charging at their facilities as vehicle fleets convert from internal combustion engines to electric motors. We believe that our customer and project footprint is well-positioned to capture these opportunities as well.

Our Business Model

Produce long-term contracted cash flows with high credit quality enterprise customers.     Our business model is to develop, own and operate renewable energy assets that serve enterprise customers while simultaneously producing attractive cash flow for our investors by selling energy, storage and related services to high credit quality customers under long-term contracts, typically at fixed prices. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 14 years as of the date of this prospectus. Our renewable energy generation fleet is currently comprised exclusively of solar projects. We have focused on solar because it is a mature technology that produces a much lower expected energy production volatility than other renewable energy technologies such as wind turbines. The combination of long-term, typically fixed price contracts, limited technology risk and lower energy production volatility from our generation fleet results in recurring revenue and more predictable cash flow for our investors.

Place renewable energy assets in locations where they are likely to have long-term value.     We seek to locate our renewable energy assets in locations where we believe they will have a higher value, such as places that have higher prevailing power prices, have strong and consistent solar irradiance, offer additional revenue streams such as renewable energy credits (“RECs”) or have more barriers to operation or development of competing assets. Scaling our fleet of assets in certain desirable markets also provides us with economies of scale in those markets, including more efficient staging of spare parts to reduce project down time and better pricing and faster response times from local vendors who provide services to our fleet.

Actively manage our renewable energy assets to maximize revenue, minimize expenses and harness technological improvements.     We are intensely focused on our fleet of solar energy and energy storage systems. Our plant operations center continuously seeks to enhance revenue through proactive performance monitoring, customized preventative maintenance schedules and system design improvements, while our power markets and commodities team seek additional revenue sources, such as qualifying our assets for an additional incentive program or marketable capability. We also seek to minimize the expenses of operating our assets, such as by leveraging our increasing scale to drive better vendor pricing, utilizing the strength of our balance sheet to eliminate security deposit requirements and working with local authorities to manage property tax liabilities. In addition, we constantly scout and evaluate new or improved technologies that we can incorporate to either increase revenues or reduce expenses. For example, we have incorporated a program of periodic flyovers of our solar arrays by either planes or drones to perform thermal imaging analysis that can identify underperforming or internally damaged solar modules. With this information we can improve revenue by replacing or repairing affected solar modules. Another example is our use of improved inverter technology that allows us to perform more routine trouble shooting items remotely from our plant operations center, thereby eliminating the expense of sending a technician to the site.

Finance renewable energy assets with long-term debt designed to minimize refinancing and interest rate risk.     With long-term, fixed-price contracts and minimal technology risk, we have developed a clean and simplified approach to financing large and diversified project portfolios with primarily low-cost, long-term, fixed-rate fully amortizing debt accessed through the institutional green bond market. This approach allows for financial flexibility to incorporate tax-equity financings at the project level while also increasing debt capacity every year—with $475.5 million amortizing over the next five years. As of June 30, 2023, our total debt (excluding discounts and premiums) was $2,247.6 million. Of this amount, approximately 27.9% is project-level, fully-amortizing debt which we expect to pay off in full by 2041. To manage medium-term development and construction needs, we utilize our $500.0 million Warehouse Facility that matures in 2026.

Leverage our customer relationships to provide additional renewable energy and related services as their decarbonization goals advance.     We believe that there is significant value embedded in our direct customer relationships. Customers are using renewable energy for only a fraction of their total energy needs, providing us with an opportunity to scale our relationship. We also see customers increasingly focused on the transition to EVs, and we believe this focus will continue in part due to the EV tax credits for new and used EVs contained in the Inflation Reduction Act. Additional EVs will require both additional charging infrastructure as well as increased on-site energy. We believe that many of our existing and potential future customers will want to use renewable energy to power their EV charging infrastructure. In many cases, the ability to store power in batteries will be helpful or required in order to provide the power needed to charge EVs and add a resiliency solution in the face of potential grid reliability issues. Demonstrating our commitment to meeting the evolving needs of our customers, we have partnered with ChargePoint and entered into the Mercedes-Benz Joint Ventures to address the growing market for EV charging infrastructure. We believe that these trends will provide us with an opportunity to offer renewable energy, EV charging infrastructure and batteries on a bundled or individual basis to service our customers.

Our Team

To execute our business, we have built a team composed of approximately 290 professionals by combining accomplished personnel from Goldman Sachs with extensive investment, finance and commodity expertise with seasoned personnel from the renewable energy industry with extensive expertise spanning the renewable project life-cycle, including project development, engineering and design, procurement, construction oversight, operations and maintenance (“O&M”) oversight, and asset management. We believe this combination of skill sets, drawn from world class institutions, is a key differentiator and sets the foundation for success. Our team deploys a differentiated approach to developing, owning and operating renewable projects utilizing a purpose-built, end-to-end software solution. At our inception, there were no third-party platforms or software packages that allowed us to track a project from origination through operation and to optimize performance. As such, we partnered with Quality Business Intelligence (“QBI”) to develop such a platform. The QBI software provides us with a data-driven operating system that improves efficiency and decision making through automation, strengthens data integrity and enhances performance by providing powerful data analytics. The skill and experience of our team, combined with the QBI operating system, has been crucial to building a robust pipeline of both development and acquisition opportunities and operating our portfolio with a high level of availability, strong performance and thoughtful expense management.

We have experienced significant growth. The chart below shows the growth of our fleet since our inception, both in total capacity and operating revenues.

Note: June 30, 2023 revenues reflect trailing twelve months.

Current Operations

As of June 30, 2023, our fleet consists of approximately 2.7 GW of operating and 0.2 GW of under construction solar projects as well as approximately 270 MW of operating energy storage projects. The fleet is strategically located primarily in places with well established, deregulated electricity markets and having strong support for renewable energy, often through renewable power generation requirements or targets. It is also primarily located in places with high prevailing power prices and barriers to operation or development of competing assets. These barriers include limited available land for development of energy projects, limited transmission capacity or formidable regulatory hurdles. We believe that strategic locations of our fleet preserve and build long-term value.

Our fleet is diversified with projects located across over 875 project sites in 28 U.S. states and anchored by long-term off-take agreements with over 200 enterprise customers. We believe that the geographic dispersion of the fleet, including scaled presences on both U.S. coasts supports more consistent financial performance by reducing the impact of adverse regional weather patterns and natural disaster events. It also reduces the impact of adverse regulatory or market changes made by a particular state or regional transmission organization. Our large roster of enterprise customers is a mitigant to individual customer credit risk. The solar modules, inverters, racking and other equipment used in our fleet are also diversified by manufacturer which we believe meaningfully limits our exposure to serial manufacturing defects and design risks. We are purposeful in creating significant diversification across many metrics in an effort to produce greater financial stability with our fleet.

In originating our fleet, we are focused on the needs of our enterprise customers. We do not define our focus as “utility-scale” or “C&I” or “distributed generation” projects. Rather, we recognize that our customers have a wide range of needs including both smaller scale, on-site power generation, such as rooftop, canopy or carport projects, and larger scale, off site power generation, such as ground mounted projects covering many acres of land. As a result of our customer driven approach, our fleet comprises a wide range of sizes for customized solutions.

The following map provides an overview of our current fleet as of June 30, 2023:

The following pie charts provide an overview of our fleet’s customer characteristics as of June 30, 2023:

Customer Type (% by Total MW)	Customer Credit Quality (% by Total MW)	PPA Term Remaining (% by Total MW)

Note: “Shadow IG” refers to unofficial investment grade ratings that are not publicly announced. Excludes less than 1% of Not Rated customers. Customer credit ratings are only shown for operating assets.

In addition to our current fleet, we have a large, diversified pipeline of projects in development. As of June 30, 2023, the projects in our development pipeline had an aggregate capacity of approximately 5.1 GW, which is made up of approximately 3.7 GW of solar generation projects, approximately 1.3 GW of energy storage projects and 2,700 EV charging ports. These projects are primarily located in well-established, deregulated electricity markets with strong support for renewable energy, that have characteristics similar to those of our current fleet, supporting the creation of long-term value. The projects in our pipeline are in various stages of the development process. Among our total pipeline of projects, we expect approximately 85 MW to reach Notice to Proceed (“NTP”) by December 31, 2023. These projects, along with the approximately 202 MW of solar and storage projects that are under construction as of June 30, 2023 represent the primary pathway to our EBITDA growth over the next two years. The other approximately 5.0 GW of projects in our pipeline are expected to reach NTP after December 31, 2023. We are targeting commercial operation of these projects between 2024 and 2029, with up to 304 MW of projects expected to reach commercial operation in 2023 and 2024, which would result in a 10% increase in our operating and under construction MWs.

Our Market Opportunity

Today, the demand for sustainable, efficient, and reliable electricity in the U.S. continues to accelerate as governments and corporations establish renewable targets and decarbonization goals. We expect electricity generated by renewables to not only replace that generated by the burning of fossil fuels, but also to be utilized to meet growing electricity demand as transportation, heating, and cooking—all once powered primarily by fossil fuels—are electrified.

Solar is the fastest growing form of new electricity generation in the U.S. According to the Solar Energy Industries Association (“SEIA”), installed solar capacity in the U.S. has experienced an average annual growth rate of 33% in the past decade. During each of the last nine years, solar has been either the first or second source of new electric capacity additions. In 2021, 46% of all new electric capacity added to the grid came from solar, the largest such share in history and the third year in a row that solar added the most generating capacity to the grid. We believe the growth of solar installations is poised to continue. According to BloombergNEF (“BNEF”) in an October 2022 report, the U.S. had approximately 73 GW of combined utility-scale and commercial and industrial (“C&I”) solar capacity as of 2020 and capacity is expected to grow by 320 GW to approximately 390 GW, or approximately 15%, implying an approximately 17% compound annual growth rate (“CAGR”) by 2030. These new capacity additions represent the total addressable market (“TAM”) for our renewable generation business, with the charts below demonstrating the expected incremental growth in capacity expected year-over-year and the overall expected growth of our key focus areas.

2021–2030 Cumulative U.S. Utility-Scale and C&I Solar Capacity Additions (GW)

Source: BloombergNEF, second half of 2022 U.S. Renewable Energy Market Outlook.

Growth in U.S. Total Addressable Market

(MW or Number of Chargers)

Source: BloombergNEF, second half of 2022 U.S. Renewable Energy Market Outlook, first half of 2023 Energy Storage Market Outlook; International Council on Clean Transportation, Charging up America: Addressing the Growing Need for U.S. Charging Infrastructure through 2030, as of July 2021.

National governments have encouraged the ongoing energy transition, setting ambitious climate targets and providing attractive incentives for renewable energy producers. The Inflation Reduction Act of 2022 (the “Inflation Reduction Act”) positions the U.S. to reach net-zero emissions by no later than 2050 through a combination of investments in the domestic production of solar panels and batteries, extensions and expansions of existing tax credits and providing capital to innovative green technologies.

In particular, the Inflation Reduction Act (i) extended the ITC for solar to at least 2032, providing significant runway and certainty on the tax incentives that will be available to our projects in the future, (ii) expanded the ITC to include stand-alone energy storage projects so that such storage projects may claim the ITC without being integrated into a solar facility, (iii) allowed solar to claim the PTC that is a production based credit that extends for 10 years following the placed in service date of the facility, which provides for greater flexibility for different financing structures, including having a solar plus storage project take advantage of the PTC for solar and the ITC for storage, (iv) revised tax credits for EV charging infrastructure and new EVs and introduced tax credits for used EVs and commercial EVs, and (v) introduced the concept of transferability of tax credits, providing an additional option to monetize such credits. We believe the Inflation Reduction Act will increase demand for our services due to the extensions and expansions of various tax credits that are critical for financing our business and may provide more flexibility in the various financing structures we can now use while also providing more certainty in and visibility into the supply chain for materials and components for solar and energy storage systems. However, the impact of the Inflation Reduction Act cannot be known with any certainty and we may not achieve any or all of the expected benefits of Inflation Reduction Act.

The commercial enterprise solar market continues to be boosted by corporate clean energy and decarbonization goals. According to a Wood Mackenzie (“WoodMac”) report for SEIA, C&I renewable demand in the U.S. is expected to drive approximately 10 to 13 GW of new solar generation from 2022 through 2026.

The number of companies making commitments to clean energy has also been growing steadily, increasing the size of the market opportunity. RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 417 members by August 2023, and includes a number of Fortune 500 companies that are already our customers. This organization alone represents hundreds of annual terawatt hours (“TWh”) of demand for renewable energy, and it is estimated that RE100 members’ renewable energy demand will exceed supply by as much as 290 TWh by 2030 without significant investment in additional renewable energy supply. Further, less than 1% of commercial electricity demand is served by on-site solar according to SEIA, as of December 31, 2022. This shortfall, combined with low-levels of market penetration for on-site solar creates a huge opportunity for further growth in the segment.

RE100 Member Companies Cumulative Growth (number of members at year-end)

Source: RE100 as of August 8, 2023.

Projected Renewable Shortfall for RE100 Members

Source: BloombergNEF Bloomberg Terminal, The Climate Group, company sustainability reports, RE100 as of December 2022.

Commercial Solar Installations and Forecasts, 2020–2027

Source: SEIA/Wood Mackenzie Power & Renewables U.S. Solar Market Insight Report, 2022 Q4.

As solar module prices have continued to fall, commercial solar installations have grown rapidly and have diversified to include everything from rooftop systems, solar parking canopies, and large off-site installations. Average commercial system sizes have also been growing over time, primarily driven by falling prices and more financing flexibility. With corporate renewable and decarbonization goals continuing to increase, we believe this growth in average system size is likely to continue.

In addition to the diversification in types of solar installations, enterprises are also increasingly looking for solar systems paired with battery storage. According to SEIA, by 2025, nearly 30% of all behind-the-meter solar systems will be paired with storage, compared to less than 11% in 2021. Larger scale solar projects are also more frequently being paired with storage, with over 45 GW of commissioned or announced projects paired with storage, representing over 50 GWh of storage capacity. In an analysis of long-term projected capacity additions through 2050 done by the U.S. Energy Information Administration (“EIA”), large-scale battery storage energy capacity is projected to grow to 235 GWh (59 GW power capacity of four-hour duration systems) by 2050, which would include 153 GWh (38 GW) of storage paired with solar. In the nearer term, BNEF expects the U.S. to add approximately 42 GW of utility-scale and approximately 2 GW of C&I storage capacity between 2021 and 2025. We consider this to be our TAM for battery storage during this time period.

2021–2025 Forecasted Cumulative U.S. Storage Capacity (GWh)

Source: BloombergNEF, first half of 2023 Energy Storage Market Outlook.

As major auto manufacturers have committed to electrification, we believe that EV charging presents a significant opportunity to serve enterprise customers. Due to rising policy and customer support, new battery technologies and lower costs, we believe the next 20 years will bring significant changes as EVs reshape automotive and freight industries. This will also bring a substantial need for EV charging infrastructure, as fleet operators and businesses prepare for this transition. Although the EV charging market is relatively new, the significant increase in projected EV sales in the near-term illustrates the growing need for EV charging infrastructure. BNEF estimates that by 2025, EV’s share of new passenger vehicle sales will be nearly 23%, compared to 8.7% in 2021. To support the additional EVs on the road, the annual investment required in EV charging infrastructure will need to increase from approximately $1 billion in 2021 to greater than $4 billion by 2030, according to the International Council on Clean Transportation. This investment will likely be aided by the tax credit for EV charging infrastructure, as modified by the Inflation Reduction Act. The chart below illustrates the number of non-home EV chargers that are expected to be needed to meet demand through 2030.

Non-home EV Chargers

Source: International Council on Clean Transportation, Charging up America: Addressing the Growing Need for U.S. Charging Infrastructure through 2030, as of July 2021.

Key Growth Drivers

We believe the key factors that will continue to drive growth in U.S. solar generation include the following:

•	increasing economic competitiveness of solar with fossil generation sources;

•	accelerating demand for and deployment of cost effective battery energy storage;

•	growing corporate and investor support for decarbonization of energy;

•	government policies and incentives, including Renewable Portfolio Standards (“RPSs”), which require that a certain percentage of electricity come from renewable energy resources; and

•

the Inflation Reduction Act, which incentivizes investment in renewable power and related technologies through a combination of investments in the domestic production of solar panels and batteries, extensions and expansions of existing tax credits, new tax credits, an option to transfer tax credits and providing capital to innovative green technologies.

Our Competitive Strengths

We have several key competitive strengths that differentiate us from our peers, including:

Differentiated partner for our customers.     In 2022, we were one of the largest independent solar energy and energy storage power producers in the U.S. and one of the top 5 largest solar and storage asset owners overall in the U.S., based on the total gross capacity of our projects that were operating according to S&P Global Market Intelligence. Our role as a large, stable asset owner provides us with advantages in attracting off-takers who know that we will be the long-term owner of the asset and not someone whose business model is to “develop and flip” or whose capital base will require a divestiture prior to the end of the off-take contract. We have found this consistency in counterparty to be important to our customers. We believe this has been key in enabling us to win projects and has earned us a reputation among customers as a credible developer and owner and made us a partner of choice. We believe these key qualities are part of the reason that approximately 48% of our customers have more than one project contracted with us as of June 30, 2023. Our reputation as a successful developer has also allowed us to expand our product offerings to meet our customer needs. Customers and potential customers are looking to us for support in developing products beyond solar and storage given our successful development track record. The recent Mercedes-Benz Joint Ventures provides an example of this ability to be a differentiated partner to our customers.

Our customers are diverse and creditworthy, which reduces the risk of our portfolio.     Our over 200 customers are corporations, federal, state and municipal entities, universities, college, and school districts, communities (through CCAs), and utilities. Some are among the largest and most creditworthy entities in the world. As of June 30, 2023, approximately 91% of our contracted operational MWs are with investment grade rated customers, approximately 7% are with unrated customers whose credit risk we view as equivalent to investment grade, and approximately 1% are from community solar, a credit diversified portfolio. The combination of this counterparty diversification and high credit quality reduces the risk of defaults and allows us to maximize the predictability of our cash flows over the long term.

Strong balance sheet provides ability to deliver on commitments.     We typically enter into solar generation contracts with a term of 15 years or longer. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 14 years as of the date of this prospectus. These long-term contracts with our diverse and highly-rated customers create consistent cash flows that have allowed us to build a strong balance sheet and the financial wherewithal to deliver on our commitments to customers and for our long-term growth. We have a repeat track record of financing large and diversified project portfolios through the institutional green bond market. Since 2019, we have executed $1.3 billion of financings in the green bond market, including $252 million in senior secured notes due 2047 that were issued in April 2022. These financings are fixed rate and fully amortizing, with a 25-year tenor, and a weighted average cost of debt of 3.4%. They represent some of the lowest costs ever achieved in the green bond market. In addition, this strategy has mitigated both interest rate and refinancing risk. As we focus on 100% ownership of our projects, these larger financings allow for a more simplified capital structure with increased flexibility for tax-equity financings and capital capacity due to their self-amortizing debt. In addition, in May 2023, we entered into the New Revolving Credit Facility, with initial aggregate commitments of $450.0 million. Borrowings under the New Revolving Credit Facility are scheduled to mature on February 3, 2028.

Industry-leading operator of solar assets.     We believe our team’s intense focus on details has allowed us to outperform customer expectations while remaining cost-conscious, which we believe will generate value for our shareholders. From our plant operations center, our asset operations team closely monitors our assets and continually pursues opportunities to optimize costs, while our technical team monitors asset performance and pursues opportunities to enhance project performance. These teams, and our origination and project management teams, leverage QBI, an industry-leading asset management software and valuable tool we use to manage and optimize our portfolio. Some examples of our operational capabilities include:

•

creation of an algorithm to estimate soiling on solar modules based on geographical information, meteorological conditions and the most recent cleansing rainfall. This information is used to inform decisions on when to perform washings of solar modules to maximize energy production and has led to a 3% Uplift in production in applicable projects;

•

re-engineering of solar projects in areas that experience regular seasonal snowfall to limit the potential for damaging spikes in electric current that can occur when solar irradiance is magnified by reflections from snow cover which has led to a 1% Uplift in applicable projects; and

•	development of data analytics to uncover correlations that can be used to predict and avoid equipment failures which has led to a 0.7% Uplift in applicable projects.

Exceptional team with experience across the renewable asset life-cycle.     Our team of approximately 290 highly-skilled professionals combines investing, finance and commodities expertise with renewable energy industry expertise across all phases of a project’s lifecycle: development, engineering and design, procurement, construction oversight, O&M oversight, and asset management. These in-house capabilities provide execution certainty to our customers. Collectively, our team has over 800 years of experience in the renewable energy industry and has developed or operated over 200 GW of projects. The expertise of our team has also allowed us to find opportunities where we can invest capital for a higher rate of return than we might find in a one-off project. We have embraced a “Land and Expand” strategy that leverages existing infrastructure and customers to introduce further product offerings and add significant value to existing assets. A few selected examples of this include:

•

asset upsizing and retrofitting: when CAISO began to require load serving entities to produce capacity, we brought a solution to one of our customers by adding an additional battery. This asset enhancement is strongly accretive to the underlying solar project. As a result, we were also able to enter into a long-term tolling agreement with one of the customers;

•

adding revenue streams: we developed an innovative solution to reduce electricity costs and carbon emissions, and to qualify for California’s low-carbon fuel standard (“LCFS”) credits. By leveraging existing energy infrastructure as well as state and federal decarbonization incentives, we created significant value for the customer; and

•

expanding relationship with an existing customer: from 2019 to early 2021, we increased our project count with one of our key customers from eight to 18 projects. The customer is a subsidiary of a Fortune 10 company and has approximately 500 retail locations in North America. The majority of our projects with this customer are located in California. Our position as a first-mover in providing solar and storage solutions drove our ability grow the relationship. In addition to delivering carbon-reduction benefits, these projects have produced savings for our customer versus grid prices and provide resiliency through the added storage.

Our Growth Strategy

Executing on our pipeline of projects in development.     We have a robust pipeline of existing projects in various stages of development. As of June 30, 2023, the pipeline of pre-operational projects was made up of 3.7 GW of solar projects, 1.3 GW of energy storage projects and 2,700 EV charging ports. This represents projects that are pre-construction. We have a strong track record of executing on projects in our pipeline to accomplish our growth objectives. In addition, we will look to continuously grow our pipeline going forward by adding projects sourced both from development and merger and acquisition opportunities.

Continue to grow business with existing customer base.     As our customers continue to decarbonize their businesses, we strive to be their go-to providers for energy transition solutions, capturing the market share of some of the largest enterprise customers and finding opportunities for cross-sell opportunities. In order to fulfill our mission of serving our customers and assisting them in their energy-transition journey to an electrified, decarbonized world, we maintain an ongoing dialogue with our existing customers in order to understand their current and anticipated future energy needs and look to position ourselves to help them find the most efficient and relevant solutions. We believe that many customers will want more renewable energy and battery storage. Our existing long-term contractual relationships with our customers provides both the relationship and the runway to meet these needs. Many of our existing customers have committed to decarbonization goals that will require them to procure more of their power from renewables in the coming years, creating additional opportunities for us to partner. As an example, Target, which is one of our larger corporate customers, has committed to purchasing 100% of its electricity from renewable sources by 2030. The projects and partnerships it has put in place to source this electricity have resulted in Target purchasing approximately 52% of its electricity from renewable sources in 2021, leaving substantial capacity still to be sourced by 2030 according to Target’s 2022 Target Environmental, Social and Governance Report.

Growth of potential customer base.     The number of enterprise customers seeking to decarbonize their operations continues to accelerate. As an example of this growth, RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 417 members as of August 2023. Our business development team is focused on growing our customer base through participating in requests for proposals and developing new relationships with these customers through bilateral dialogue. Our successful track record and reputation as an industry-leading operator positions us well to win new business against other competitors in the space.

Expansion of product offerings.     We recognize our customers’ needs are evolving beyond solar energy power purchase agreements and we expect to meet their needs in adjacent areas. As we consider areas for product and service expansion, we will continue to look for opportunities that meet the following key attributes: scalability, strong margins and growth runway, recurring revenue, long-term value and products and services where we have a competitive advantage. As customers are increasingly seeking reliability and resiliency in their renewable energy procurement, we are continuing to grow our battery storage portfolio and offer our customers various energy storage solutions. We are also developing solutions for EV infrastructure needs such as charging stations for enterprise fleets and customer and employee use. We view both of these product offerings as having the key attributes that are core to our business strategy. In particular, we view EV charging infrastructure as a service that has synergies with our existing generation and storage business as our customers view it as part of a comprehensive solution, alongside renewable generation and storage, that will allow them to pursue decarbonization of this full application.

In March 2022, we announced our first partnership in the EV infrastructure space, a key milestone for our growth plans in this product area. We have entered into a Project Development Agreement (“PDA”) with ChargePoint, Inc. (NYSE:CHPT) (“ChargePoint”), a leading EV charging network, to introduce new tailored solutions that will allow us to offer comprehensive EV charging solutions to enterprise customers. The PDA establishes a framework through which we will jointly originate and develop EV charging station project opportunities with ChargePoint. We will own the project assets, be responsible for the financing of the assets, engage and liaise with the customers. ChargePoint will supply the EV charging equipment and certain cloud-based application services and provide certain warranty, operations and maintenance services for the charging stations. This partnership will allow us to provide turnkey charging solutions, which will enable our customers to host a station at zero upfront cost to them. The partnership aligns with our goal to provide customers with a broader variety of solutions to meet their evolving decarbonization needs. These new offerings will make it easier for enterprise customers to electrify their fleets, and for employers and businesses to provide the increasing number of employees and customers driving EVs with on-site charging solutions. Under the terms of the PDA, we have the option to commit capital to developing EV charging station projects and will do so as opportunities arise. To date, we have deployed an immaterial amount of capital in developing such projects.

On January 4, 2023, we entered into definitive documentation with MBIC, an affiliate of Mercedes-Benz AG, to jointly construct, own and operate HPC EV Stations in strategic locations throughout the United States and Canada through the AssetCo joint venture. The Mercedes-Benz Joint Ventures contemplate the development of more than 400 HPC EV Stations with approximately 2,700 charging points by the end of 2027. The HPC EV Stations will be an open network available for use by Mercedes-Benz and non-Mercedes-Benz customers through the DriveCo joint venture. For additional information, please see “Prospectus Summary—Recent Developments—Mercedes-Benz Joint Ventures.”

In addition, we are evaluating a variety of emerging technologies in order to continue to meet our enterprise customers’ needs. For example, we may expand our product offerings with clean hydrogen facilities and, when such technology becomes available, 24/7 clean energy solutions for our enterprise customers.

Recent Developments

Mercedes-Benz Joint Ventures

On January 4, 2023, we entered into definitive documentation with Mercedes-Benz Investment Company (“MBIC”), an affiliate of Mercedes-Benz AG, to jointly construct, own and operate high power EV charging stations and associated infrastructure (“HPC EV Stations”) in strategic locations throughout the United States and Canada through the AssetCo joint venture described below. The Mercedes-Benz Joint Ventures (as defined herein) contemplate the development of more than 400 HPC EV Stations with approximately 2,700 charging points by 2027, of which the first HPC EV Stations will come online by late 2023. The HPC EV Stations will be an open network available for use by Mercedes-Benz and non-Mercedes-Benz customers through the DriveCo joint venture described below. The AssetCo joint venture, the DriveCo joint venture and other related agreements are collectively referred herein to as the “Mercedes-Benz Joint Ventures.”

To support the Mercedes-Benz Joint Ventures, we and MBIC have agreed to commit an aggregate of approximately $538.5 million to a subsidiary we formed, AssetCo LLC, a Delaware limited liability company (“AssetCo”), through the earlier of (i) December 31, 2029 or (ii) the completion of more than 400 HPC EV Stations (the “Roll Out Plan”), and an aggregate of approximately $631.7 million to a subsidiary formed by MBIC, Mercedes-Benz HPC North America LLC (formerly known as DriveCo, LLC), a Delaware limited liability company (“DriveCo,” and, together with AssetCo, LeaseCo (as defined herein), MBIC, MN8 Energy LLC and their respective affiliates and subsidiaries, the “MB JV Parties”), through the fifteenth anniversary of the consummation of the Mercedes-Benz

Joint Ventures (the “Commitment Period”). Our commitments to AssetCo and DriveCo total approximately $557.1 million (of which $430.8 million is for AssetCo), and the board of directors of each of AssetCo and DriveCo will control the timing of the capital calls and deployment of capital with respect to each entity, subject to then-applicable budgets. We expect to fund such commitments with equity contributions, pro rata based on our expected ownership of the respective entities, and a debt facility entered into by a wholly owned subsidiary of MN8 Energy, in an amount not to exceed 80% of our AssetCo capital contributions. As of June 30, 2023, we have funded an aggregate of $43.0 million to AssetCo and DriveCo. Our AssetCo capital contributions are guaranteed by OpCo in an amount up to our total AssetCo capital commitment. To the extent available, we will utilize AssetCo’s operating cash flows to fund its budgeted capital expenditures and satisfy its contractual obligations. Any such amounts or obligations for which operating cash flows are not sufficient to fund or satisfy will be funded by capital contributions by us and MBIC or our respective affiliates. AssetCo will make distributions of excess cash (which will be reduced by cash reserves necessary to make payments with respect to budgeted items and to maintain compliance with applicable law or contractual obligations) on a quarterly basis, provided that the board of directors of AssetCo may cause distributions to be made on a more frequent basis. Following the earlier of (i) the expiration of the Commitment Period or (ii) the completion of all committed capital contributions, DriveCo will make contributions of excess cash on an annual basis, provided that the board of directors of DriveCo may cause distributions to be made on a more frequent basis.

As part of our Mercedes-Benz Joint Ventures we have committed to hiring or seconding a minimum of 50 people by the end of 2023 who will be fully focused on this venture, of which, 41 have been hired as of June 30, 2023.

For additional information regarding the risks associated with the Mercedes-Benz Joint Ventures, please see “Risk Factors—The Mercedes-Benz Joint Ventures are joint ventures and our investments could be adversely affected by our lack of sole decision-making authority and restrictions on transfer relating to the Mercedes-Benz Joint Ventures. The Mercedes-Benz Joint Ventures may also impair our operating flexibility and subject us to risks not present in our other investments that involve co-ownership” and “Risk Factors—We may be unable to identify and acquire sites for the development of HPC EV Stations and to successfully develop those HPC EV Stations at all or at the scale expected for the Mercedes-Benz Joint Ventures.”

NES Acquisition and Derby Acquisition

On November 18, 2022, the Company acquired a portfolio of certain projects (the “NES Acquisition”), which include a portfolio of solar assets of approximately 442 MW situated in California, Nevada, North Carolina and Oregon with an affiliate of New Energy Solar (“NES”). On June 20, 2023, the Company acquired the remaining 50.0% ownership interest in the Hercules project, a 200 MW solar asset situated in California (the “Derby Acquisition”). The table below illustrates the revenues and operating expenses, excluding depreciation and amortization expense, associated with such projects, as well as our ownership interest in each such project.

Project	The Company’s Ownership Interest(1)	Project Revenues(2) Year Ended December 31, 2022 (in thousands)	Project Operations and maintenance expenses, excluding depreciation, amortization and accretion(2) Year Ended December 31, 2022 (in thousands)
IS-31/IS-47/Rigel	100.0%	$13,700	$4,100
GFS/SSCA	99.9%	16,500	5,300
Hercules	100.0%	25,800	4,400
BSP	49.0%	12,200	3,700

(1)

Represents the Company’s net ownership interest in the entity holding the relevant project, excluding tax equity ownership interests in each project (other than the IS-31/IS-47 Projects, which are no longer subject to tax equity investments).

(2)

Represents the total revenues and operations and maintenance expenses, excluding depreciation, amortization and accretion of the applicable project. While we consolidate the results of the IS-31, IS-47, Rigel, GFS, SSCA, and Hercules projects in our financial statements, we have determined that our investment in the BSP project is accounted for under the equity method of accounting. Thus the full extent of the project revenues and expenses attributable to BSP will not be included in our consolidated revenues and expenses.

The aggregate purchase price for the NES Acquisition was approximately $254.8 million in cash. We have received additional capital contributions from the Existing Owners that were used to fund the NES Acquisition. The aggregate purchase price for the Derby Acquisition was approximately $53.0 million in cash and the assumption of $197.5 million of debt.

Internalization Transaction

Prior to August 4, 2022, we did not have any employees but had rather been externally managed by Goldman Sachs Asset Management, L.P. (“GSAM”), a wholly owned subsidiary of The Goldman Sachs Group, Inc. (“GS”). GSAM is a highly diversified global investment management firm supervising over $2.5 trillion in assets as of June 30, 2023. With more than 2,000 professionals across 31 offices worldwide, GSAM provides investment and advisory solutions for institutional and individual investors across multiple asset classes.

Under a management services agreement (the “Management Services Agreement”), GSAM historically dedicated to us a team of approximately 100 professionals with extensive experience spanning transaction sourcing and financial analysis, power markets and physical asset analysis in the solar industry. In addition to this dedicated team, GSAM had risk management, legal, accounting, tax, information technology and compliance personnel, among others, who provided services to us. Under the Management Services Agreement, GSAM was entitled to certain administrative fees and management fees for the services provided to us. See “Certain Relationships and Related Party Transactions—Management Services Agreement.”

In addition, under the terms of the limited liability company agreement of MN8 Energy Operating Company LLC (f/k/a Goldman Sachs Renewable Power Operating Company LLC) (“OpCo”), GSAM Holdings II LLC (the “Special Interest Member”) holds the Special Interest, which for periods prior to the closing on August 4, 2022, of the Internalization Transaction described below included the right to receive the OpCo Incentive Allocation, the value of which was based on certain operational and financial metrics as further described in “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

On May 18, 2022, we entered into an agreement (the “Internalization Agreement”) with OpCo, MN8 Energy, GSAM and the Special Interest Member to engage in an internalization transaction (“Internalization Transaction”), which we closed on August 4, 2022. Pursuant to the Internalization Transaction, among other things:

•	the Management Services Agreement was terminated and GSAM is no longer entitled to management fees or administrative fees from us;

•	we agreed to directly or indirectly employ the approximately 100 professionals previously employed by GSAM that were dedicated to our business under the Management Services Agreement;

•

we entered into a transition services agreement with MN8 Energy, OpCo and GSAM that provides for the provision of certain administrative services by GSAM to MN8 Energy, OpCo and us for a specified period of time following the closing of the Internalization Transaction;

•	the OpCo Incentive Allocation was terminated;

•

OpCo and its subsidiaries made an aggregate payment of $30 million (less $3.0 million in cash signing bonuses to be paid to former GSAM employees) to the Special Interest Member and affiliates thereof, and $4 million of such payment was credited against, and reduced, the purchase price payable to GSAM Holdings LLC (“GSAM Holdings”) pursuant to the QBI Solutions Share Purchase Agreement;

•

the parties agreed that, in connection with the Corporate Reorganization, the Special Interest will be exchanged (the “Special Interest Exchange”) by the Special Interest Member for a number of shares of common stock of MN8 Energy (the “Special Interest Shares”) calculated in the manner further described in “Internalization Transaction and Corporate Reorganization,” which calculation is derived from an implied equity value for our company before giving effect to this offering based on the initial public offering price per share set forth on the cover of this prospectus and takes into account prior distributions, including the cash payment to the Special Interest Member described above; using an assumed initial public offering price for our common stock of $                per share (the midpoint of the price range set forth on the cover of this prospectus), we would issue                  Special Interest Shares;

•	we are subject to non-competition covenants under the Internalization Agreement, which may limit our operations in certain respects;

•

the parties agreed that GSAM will have the right to one board seat until such time following the Corporate Reorganization as GSAM’s ownership of MN8 Energy’s common stock falls below five percent of the common stock then outstanding; and

•

the parties agreed that The Regents of the University of California (the “UC Regents”) has the option to appoint a board observer until the earlier of (i) prior to the initial public offering, the UC Regents no longer owning 10% of MN8 Energy LLC or (ii) after the initial public offering, the UC Regents no longer owning 10% of MN8 Energy’s common stock.

Corporate Reorganization

MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC) was formed in Delaware on September 19, 2017. Prior to this offering, in the Merger, a wholly owned subsidiary of MN8 Energy, Inc. (“MN8 Energy”), a newly incorporated Delaware corporation formed for the purpose of effecting this offering and the transactions related thereto, will merge into MN8 Energy LLC, with MN8 Energy LLC surviving such Merger, and all outstanding limited liability company interests in MN8 Energy LLC will be exchanged for shares of common stock of MN8 Energy, with each member entitled to receive its pro rata portion of such shares of common stock based on such member’s rights to distributions from MN8 Energy LLC. In connection with the Merger and the Special Interest Exchange, an aggregate of              shares of common stock of MN8 Energy will be issued to the Existing Owners and the Special Interest Member of which, based on the an initial public offering price of $         per common share (the midpoint of the price range on the cover of this prospectus),              shares will be issued to the Existing Owners in the Merger and              shares will be issued to the Special Interest Member in the Special Interest Exchange. Following the Merger and the Special Interest Exchange, MN8 Energy will issue              shares of common stock to the public in this offering in exchange for the proceeds of this offering.

After giving effect to the Merger and the Special Interest Exchange, which we refer to as the “Corporate Reorganization,” the Internalization Transaction and the offering contemplated by this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares:

•

GSAM (including through the Special Interest Member) will own                of our shares of common stock, which, based on an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $         and approximately    % of the voting power thereof;

•

the Existing Owners other than GSAM will own                of our shares of common stock, which, based on an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $         and approximately    % of the voting power thereof; and

•

investors in this offering will own                of our shares of common stock, representing which, based on an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $         and     % of the voting power thereof.

The following diagram indicates our simplified ownership structure immediately following the Internalization Transaction, the Corporate Reorganization and the consummation of this offering and the transactions related thereto (assuming the underwriters’ option to purchase additional shares is not exercised).

Goldman Sachs Asset Management
Other Existing Investors(1)
Investors in this Offering
Shares Common Stock
Shares Common Stock
Shares Common Stock
MN8 Energy, Inc.
(NYSE "MNX")
MN8 Energy LLC
Special Interest
MN8 Energy Operating Company LLC
Operating Subsidiaries

(1)

Other Existing Investors includes the UC Regents, which we expect to own, based on the assumptions set forth above, shares of our Common Stock, representing an aggregate illustrative value of approximately $                 million and approximately     % of the voting power of our Common Stock.

The ownership figures set forth above assume an initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of Special Interest Shares to be issued to GSAM, and an equivalent decrease or increase, respectively, in the number of shares of common stock to be received by the other Existing Owners of MN8 Energy LLC. Accordingly, any such change in our initial public offering price will not affect the aggregate number of shares of common stock held collectively by the Existing Owners (including GSAM) and the public. See “Internalization Transaction and Corporate Reorganization—Existing Owners’ Ownership.”

Summary Risk Factors

Investing in our common stock involves risks that relate to, among other things, our business, our dealers, market factors, governmental policies and regulation, competition, the pace of technological innovations, the credit risk of our customers, our ability to raise financing and the level of our indebtedness. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:

Risks Related to Our Industry and Operations

•	Changes to irradiance or weather conditions or increases in global temperatures at our solar facilities could materially adversely affect our operations.

•

Supply and demand in the energy market is volatile, and such volatility could have an adverse impact on electricity prices and a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

•	As our contracts expire, we may not be able to replace them with agreements on similar terms.

•

We may not be able to obtain long-term contracts for the sale of power produced by our projects on favorable terms and we may not meet certain milestones and other performance criteria under existing PPAs.

•

A portion of our operating revenues is attributable to the sale of SRECs and our failure to be able to sell such SRECs at attractive prices, or at all, could materially adversely affect our business, financial condition and results of operation.

•	Disruptions in our supply chain for materials and components, alongside increased logistics costs, have adversely affected our business and may continue to do so.

•	We face competition from traditional utilities and renewable energy companies.

•	The amount of uncontracted generation in our portfolio may increase.

•	We may experience equipment failure, including failures relating to solar panels and batteries.

•	The solar energy systems we own have a limited operating history and may not perform as we expect.

•	We may not effectively manage the Internalization Transaction or realize the anticipated benefits thereof.

•

The Mercedes-Benz Joint Ventures are joint ventures and our investments could be adversely affected by our lack of sole decision-making authority and restrictions on transfer relating to the Mercedes-Benz Joint Ventures. The Mercedes-Benz Joint Ventures may also impair our operating flexibility and subject us to risks not present in our other investments that involve co-ownership.

•

We may be unable to identify and acquire sites for the development of HPC EV Stations and to successfully develop those HPC EV Stations at all or at the scale expected for the Mercedes-Benz Joint Ventures.

•	We may not successfully integrate the assets acquired in or realize the benefits expected from acquisitions, including the NES Acquisition and the Derby Acquisition.

•	If we choose to acquire or lend to projects before they are operational, we will be subject to risks associated with projects that remain under development or construction.

•	Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.

•	We rely on computerized business systems, which could expose us to cyber-attacks.

Risks Related to Taxes and Regulations

•	We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

•

Increases in the cost or reduction in supply of solar energy and energy storage system components due to tariffs or trade restrictions imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.

•

Change in existing regulatory requirements for solar facilities or a change in U.S. presidential administrations could adversely affect the regulatory landscape for renewable energy, including solar power.

•

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

•

If either (a) the solar energy systems in which we are invested cease to be qualifying property or are disposed of within five years of the applicable placed in service date of such property or (b) the IRS makes a determination that the tax basis of any such solar energy system is materially lower than what was reported on the applicable tax returns, we may have to pay significant amounts to the partnerships that own such solar energy systems, to any purchasers of ITCs, to our tax-equity investors, and/or to the U.S. government, and any such payment obligations could adversely affect our results of operations and financial condition.

•

If 50% or more of the value of our stock is held by tax-exempt entities that each own at least 5% of our stock and we do not file a timely irrevocable election to not be treated as a tax-exempt entity under Section 168(h)(6) of the Code, it could adversely affect our results of operations and financial condition. If we do make such an election, tax-exempt entities that own our stock may face adverse tax consequences from owning our shares.

•

U.S. federal income tax law is not clear regarding when our projects can be considered to have been “placed in service,” and we have obligations to indemnify some of our tax-equity investors if the IRS is successful in asserting that the relevant tax-equity fund did not place in service the system it owns. If we were required to make any payments as a result of this indemnity, it could adversely affect our results of operations and financial condition.

•

The book value of our solar energy systems reflects in part the value attributable to the ITCs available to be claimed with respect to such systems, and any revaluation of such systems subsequent to the claiming of such ITCs—as a result of a sale of such systems or otherwise—would likely reflect an impairment reflective of the loss of such ITC value.

Risks Related to this Offering and Our Common Stock

•

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

•

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

•	Certain of the Existing Owners will hold a significant portion of the voting power of our common stock.

General Risk Factors

•	The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations.

•	We may be exposed to uninsurable losses and may become subject to higher insurance premiums.

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Corporate Information

Our principal executive offices are located at 1155 Avenue of the Americas, 27th Floor, New York, NY 10036, and our telephone number is (332) 245-4052. Our website address is www.mn8energy.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

THE OFFERING

Issuer	MN8 Energy, Inc.

Common stock offered to the public	shares ( shares, if the underwriters exercise in full their option to purchase additional shares of our common stock).

Underwriters’ option	The underwriters have a 30-day option to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately after completion of this offering	shares ( shares, if the underwriters exercise in full their option to purchase additional shares of our common stock).

Voting rights	Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock.”

Use of proceeds	We expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million, based on the initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated expenses payable by us. Assuming that the underwriters option to purchase additional shares is exercised in full, we expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund approximately $275.0 million to $325.0 million of development and construction activities on our renewables, battery storage and EV charging pipeline projects through the end of 2025. We intend to use any remaining net proceeds for general corporate purposes, which may include opportunistically funding solar and energy storage acquisitions, the repayment of indebtedness and other strategic opportunities. Notwithstanding the generality of the foregoing, the principal purpose of this offering is to increase our capitalization and financial flexibility, create a public market for our common stock and increase our visibility in the marketplace.

Immediately after receipt of the net proceeds of this offering, management may use a certain amount to temporarily pay down the balance of the New Revolving Credit Facility to more efficiently manage the Company’s liquidity and minimize interest expense. As development and construction expenditures become due, management will then redraw capital from the New Revolving Credit Facility to fund said expenditures. After this offering, the New Revolving Credit Facility will bear interest for ABR Loans, at the Alternate Base Rate plus the Applicable Rate, ranging from 0.50% to 0.75% (as each such capitalized term is defined in the Credit Agreement), for Term Benchmark Loans, at the Adjusted Term SOFR Rate plus the Applicable Rate, ranging from 1.50% to 1.75% (as each such capitalized term is defined in the Credit Agreement), or for RFR Loans, at the Adjusted Daily Simple SOFR plus the Applicable Rate, ranging from 1.50% to 1.75% (as each such capitalized term is defined in the Credit Agreement) and matures in February 2028. See the section titled “Use of Proceeds” for additional information.

Dividend Policy	We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, the agreements governing our indebtedness may place restrictions on our ability to pay cash dividends. See the section titled “Dividend Policy” for additional information.

Conflicts of Interest	Because affiliates of BofA Securities, Inc., J.P. Morgan Securities LLC, HSBC Securities (USA) Inc., Wells Fargo Securities, LLC and SG Americas Securities, LLC are lenders under our New Revolving Credit Facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under our New Revolving Credit Facility, BofA Securities, Inc., J.P. Morgan Securities LLC,

HSBC Securities (USA) Inc., Wells Fargo Securities, LLC and SG Americas Securities, LLC are deemed to have a conflict of interest within the meaning of Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). In addition, certain of our directors and officers were formerly employed by affiliates of Goldman Sachs & Co LLC prior to the Internalization Transaction. Because Goldman Sachs & Co LLC is an Underwriter in this offering, Goldman Sachs & Co LLC is deemed to have a “conflict of interest” under Rule 5121 of FINRA. Accordingly, this offering will be conducted in compliance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Jefferies LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), specifically including those inherent in Section 11 thereof. Jefferies LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Jefferies LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Reserved Share Program	At our request, an affiliate of BofA Securities, Inc., a participating Underwriter, has reserved for sale, at the initial public offering price, up to 5.0% of the shares offered by this prospectus (the “Reserved Shares”) for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. We do not know if these persons will choose to purchase all or any portion of these Reserved Shares, but if these persons purchase Reserved Shares it will reduce the number of shares available for sale to the general public. For more information, see “Underwriting (Conflicts of Interest).”

Risk Factors	Please read “Risk Factors” for a discussion of risks that you should consider before investing in our common stock.

NYSE trading symbol	“MNX”

Except as otherwise indicated, all information above assumes that the shares of common stock offered hereby will be sold at the midpoint of the price range set forth on the cover of this prospectus. However, except as otherwise indicated, the information above does not assume or reflect the issuance of                  shares of common stock reserved for issuance under our long-term incentive plan (             of which are expected to be issued upon vesting of the Restricted Stock Units we intend to grant following this offering) and              shares of common stock reserved for issuance under our Employee Stock Purchase Program.

SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OPERATIONAL DATA

The following summary historical and pro forma condensed consolidated financial data of MN8 Energy LLC (our “Predecessor”) should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Internalization Transaction and Corporate Reorganization” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our Predecessor’s historical results are not necessarily indicative of our future results. The summary financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The summary unaudited pro forma consolidated statement of operations data of MN8 Energy for the six months ended June 30, 2023 and the year ended December 31, 2022 have been prepared to give pro forma effect to (i) the Internalization Transaction, (ii) the Corporate Reorganization and (iii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2022. The summary unaudited pro forma condensed consolidated balance sheet data as of June 30, 2023 has been prepared to give pro forma effect to (i) the Corporate Reorganization and (ii) this offering and the application of the net proceeds of this offering as if they had been completed on June 30, 2023. The summary unaudited pro forma condensed consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Internalization Transaction, Corporate Reorganization and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period. For more information, see “Unaudited Pro Forma Consolidated Financial Statements.”

	Historical (Predecessor)					Pro Forma (MN8 Energy)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2023	2022	2022	2021	2020	2023	2022
				(in thousands)
Consolidated Statements of Operations Data:
Operating revenues:
Operating revenues	$192,709	$178,310	$360,845	$294,441	$272,684
Contract amortization	(26,454)	(24,018)	(49,799)	(48,007)	(51,297)

Total operating revenues, net	166,255	154,292	311,046	246,434	221,387

Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion	41,042	24,694	57,426	41,670	33,844
Depreciation, amortization and accretion	62,026	53,994	110,749	78,884	58,824
Acquisition and development costs	8,765	1,219	11,042	21,473	—
Internalization costs	5,378	2,386	14,832	—	—
General and administrative	31,953	9,777	49,401	20,144	33,637

	Historical (Predecessor)					Pro Forma (MN8 Energy)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2023	2022	2022	2021	2020	2023	2022
				(in thousands)
Related party management and administration fee	—	9,926	11,812	18,059	13,173

Total operating costs and expenses	149,164	101,996	255,262	180,230	139,478

Operating income	17,091	52,296	55,784	66,204	81,909

Other expense:
Interest expense, net	(57,553)	(39,355)	(95,770)	(75,910)	(82,667)
Loss on extinguishment of debt	—	—	—	—	(9,771)
Other income (expense), net	3,646	2,501	727	(7,885)	(5,325)
Income (loss) in equity investments, net	(2,954)	—	5,088	—	—
Gain (loss) on sale-leaseback buyouts and terminated obligations	(684)	6,465	8,519	—	—

Total other expense	(57,545)	(30,389)	(81,436)	(83,795)	(97,763)

Net income (loss) before income taxes	(40,454)	21,907	(25,652)	(17,591)	(15,854)
Income tax benefit (expense)	15,857	(43,822)	(19,311)	(38,618)	(4,481)

Net loss	(24,597)	(21,915)	(44,963)	(56,209)	(20,335)
Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	25,855	(73,084)	(133,827)	(230,845)	(38,575)

Net income (loss) attributable to members	$(50,452)	$51,169	$88,864	$174,636	$18,240

Net income (loss) per share attributable to shareholders
Weighted average shares used to compute net income (loss) per share

	Historical (Predecessor)					Pro Forma (MN8 Energy)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2023	2022	2022	2021	2020	2023	2022
	(in thousands)
Condensed Consolidated Cash Flow Data:
Net cash provided by operating activities	$19,481	$56,618	$129,655	$125,760	$140,763
Net cash used in investing activities	$(133,432)	$(202,080)	$(564,016)	$(902,032)	$(567,492)
Net cash provided by financing activities	$137,813	$9,464	$244,490	$991,589	$476,105

	Historical (Predecessor)			Pro Forma (MN8 Energy)
	As of December 31,		As of June 30,	As of June 30,
	2022	2021	2023	2023
	(in thousands)
Condensed Consolidated Balance Sheet Data:
Total assets	$4,850,595	$4,236,950	$5,211,301
Tax equity sale-leaseback, current portion	$46,901	$77,035	$35,709
Long-term debt, current portion	$356,345	$451,742	$91,445
Tax equity sale-leaseback, net of current portion	$349,778	$396,672	$356,053
Long-term debt, net of current portion	$1,872,869	$1,609,067	$2,128,811
Total liabilities	$3,386,363	$3,057,188	$3,366,948
Redeemable non-controlling interests	$52,219	$28,393	$56,315
Non-controlling interests	$123,463	$143,794	$193,768
Accumulated other comprehensive income	$1,147	$—	$612
Members’ equity	$1,287,403	$1,007,575	$1,593,658

Total equity	$1,412,013	$1,151,369	$1,788,038

Total liabilities, redeemable non-controlling interests and members’ equity	$4,850,595	$4,236,950	$5,211,301

Non-GAAP Financial Measures

The table below discloses our non-GAAP measures of Adjusted EBITDA and Project Contribution Margin for the periods presented. Adjusted EBITDA and Project Contribution Margin are financial measures that we use, and that we believe investors and securities analysts use, in evaluating our operating performance. These measurements are not recognized in accordance with GAAP and should not be viewed as alternatives to GAAP measures of performance such as revenues or net income (loss). The presentation of these non-GAAP financial measures should not be construed to suggest that our future results will be unaffected by items excluded from the calculations of such measures but included in the comparable GAAP measures. In addition, our calculations of Adjusted EBITDA and Project Contribution Margin are not necessarily comparable to similarly titled non-GAAP measures disclosed by other companies.

	Historical (Predecessor)					Pro Forma (MN8 Energy)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2023	2022	2022	2021	2020	2023	2022
			(in thousands)
Adjusted EBITDA	$130,863	$132,507	$241,141	$206,972	$186,705
Project Contribution Margin	$151,667	$153,616	$303,419	$252,771	$238,840

We define Adjusted EBITDA as net income (loss) before income tax expense (benefit), interest expense, net, depreciation, amortization and accretion, contract amortization, (gain) loss on sale-leaseback buyouts and terminated obligations, gain on sale of business, legal settlements, loss on extinguishment of debt, equity compensation, adjustments to reflect pro-rata share of Adjusted EBITDA from equity investments, restructuring costs and acquisition and development costs. The GAAP measure most directly comparable to Adjusted EBITDA is net income (loss).

Adjusted EBITDA reflects amounts for equity investments based on the same recognition and measurement methods used to record equity in earnings of equity investments. Adjusted EBITDA related to equity investments excludes the same items with respect to the unconsolidated affiliate as those excluded from the calculation of Adjusted EBITDA, such as interest expense, net, income tax (benefit) expense, depreciation, amortization and accretion, and other non-cash items. Although these amounts are excluded from Adjusted EBITDA related to equity investments, such exclusion should not be understood to imply that we have control over the operations and resulting revenues and expenses of such affiliates. We do not control our equity investments, therefore, we do not control the earnings or cash flows of such affiliates.

We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis. These adjustments are intended to exclude items that are not indicative of the ongoing operating performance of the business. Adjusted EBITDA is also used by our management for internal planning purposes, including our consolidated operating budget, and by our board of directors in setting performance-based compensation targets.

The following table reconciles Adjusted EBITDA to net income (loss):

	Historical (Predecessor)					Pro Forma (MN8 Energy)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2023	2022	2022	2021	2020	2023	2022
				(in thousands)
Net loss	$(24,597)	$(21,915)	$(44,963)	$(56,209)	$(20,335)
Income tax expense (benefit)	(15,857)	43,822	19,311	38,618	4,481
Interest expense, net	57,553	39,355	95,770	75,910	82,667
Depreciation, amortization, and accretion	62,026	53,994	110,749	78,884	58,824
Contract amortization(1)	26,454	24,018	49,799	48,007	51,297
(Gain) loss on sale-leaseback buyouts and terminated obligations	684	(6,465)	(8,519)	289	—
Gain on sale of business	—	(1,907)	(2,145)	—	—
Legal settlements	162	(2,000)	(2,000)	—	—
Loss on extinguishment of debt	—	—	—	—	9,771
Equity compensation	2,824	—	1,326	—	—
Adjustment to reflect pro-rata share of Adjusted EBITDA from equity investments	7,471	—	(4,061)	—	—
Restructuring costs(2)	5,378	2,386	14,832	—	—
Acquisition and development costs(3)	8,765	1,219	11,042	21,473	—

Adjusted EBITDA	$130,863	$132,507	$241,141	$206,972	$186,705

(1)

Contract amortization represents the aggregate impact of amortizing on a straight-line basis the assets and liabilities from acquired PPAs for which the fair value has been determined to be significantly less (more) than market. For more information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Sources of Our Operating Revenues.”

(2)

Restructuring costs includes costs relating to the Internalization Transaction and Corporate Reorganization. For more information, see the section entitled “Internalization Transaction and Corporate Reorganization.”

(3)	Acquisition and development costs include costs associated with the acquisition, financing and development of our solar and energy storage systems.

We define Project Contribution Margin as gross margin, adding contract amortization and depreciation, amortization and accretion expense, less operations and maintenance, excluding depreciation, amortization and accretion. The GAAP measure most directly comparable to Project Contribution Margin is gross margin. We believe Project Contribution Margin is useful to management, investors and analysts in providing a measure of our asset-level operating performance. Project Contribution Margin is also useful to our management in that it allows for evaluation of performance on a project-by-project basis, the results of which management can utilize to prioritize marketing decisions and cost reduction measures.

The following table reconciles Project Contribution Margin to gross margin:

	Historical (Predecessor)					Pro Forma (MN8 Energy)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2023	2022	2022	2021	2020	2023	2022
			(in thousands)
Operating revenues	$192,709	$178,310	$360,845	$294,441	$272,684
Contract amortization	(26,454)	(24,018)	(49,799)	(48,007)	(51,297)

Operating revenues, net	166,255	154,292	311,046	246,434	221,387

Depreciation, amortization and accretion	62,026	53,994	110,749	78,884	58,824

Gross margin(1)	104,229	100,298	200,297	167,550	162,563

Add-Back:
Contract amortization	26,454	24,018	49,799	48,007	51,297
Depreciation, amortization and accretion	62,026	53,994	110,749	78,884	58,824

Less:
Operations and maintenance, excluding depreciation, amortization and accretion	41,042	24,694	57,426	41,670	33,844

Project Contribution Margin	151,667	153,616	303,419	252,771	238,840

Project Contribution Margin Ratio(2)	79%	86%	84%	86%	88%

(1)

Gross margin as determined in accordance with GAAP is defined as the excess of revenues over cost of goods sold. Based on the nature of our revenue sources and the direct costs associated therewith, gross margin as presented for our business herein represents operating revenues less contract amortization and depreciation, amortization and accretion, but before other relatively fixed operations and maintenance expenses.

(2)	Project Contribution Margin Ratio is equal to Project Contribution Margin divided by Operating Revenues for the applicable period.

Key Operational Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions. The following table summarizes our key operational metrics for each period presented below, which are unaudited. For more information on key business metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational Metrics and Non-GAAP Financial Measures.”

Historical (Predecessor)
	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2023	2022	2022	2021	2020
(in thousands)
Megawatts added(1)	184 MW	326 MW	831 MW	254 MW	251 MW
Megawatts hours generated(2)	2,204,303 MWh	1,692,471 MWh	3,619,572 MWh	2,417,803 MWh	2,033,126 MWh
Megawatt capacity	2,724 MW	2,035 MW	2,540 MW	1,709 MW	1,455 MW
Storage:
Megawatt hours capacity of energy storage	1,065 MWh	1,065 MWh	1,065 MWh	504 MWh	4 MWh

(1)	Megawatts added include acquisitions and projects achieving commercial operation.
(2)	Megawatt hours generated includes our proportionate share of megawatt hours generated from our equity investments.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, they may materially and adversely affect our business, financial condition, cash flows and results of operations. In this event, the trading price of our common stock could decline, and you could lose all or part of your investment in us. We may experience additional risks and uncertainties not currently known to us; or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Our Industry and Operations

Changes to irradiance at our solar facilities or weather conditions generally or increases in global temperatures, as a result of climate change, or otherwise, at any of our solar facilities could materially adversely affect our operations.

The revenues generated by our solar facilities are correlated to the amount of electricity generated, which in turn is dependent upon irradiance and weather conditions generally. Irradiance and weather conditions have natural variations from season to season and from year to year and may also undergo long-term or permanent change because of climate change or other factors. While we may try to reduce such risks through studies of present or historical conditions or modelling of future conditions, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in weather conditions could lead to a material adverse change in the volume of electricity generated, revenues and cash flow.

Additionally, climate change may increase the frequency and severity of adverse weather conditions, such as tropical storms, wildfires, droughts, floods, hurricanes, tornadoes, ice storms or extreme temperature, and may have the long-term effect of changing weather patterns, which could result in more frequent and severe disruptions to our solar facilities. Such disruptions may include, among other things, damage to or destruction of our assets or to assets required for electricity transmission or the impaired operation or forced shutdown of these assets. If one or more of our solar facilities were to be subject to these or similar events, or if other unexpected geological or other adverse physical conditions were to develop at any of our solar facilities, the generation capacity of that facility could be significantly reduced or eliminated. Additionally, such events may elicit changes in energy regulations in the jurisdictions in which we operate, which may result in, among other things, increased compliance costs, reduced revenues or incentives, operational restrictions, or difficulties in obtaining or maintaining necessary permits, licenses, exemptions, or other authorizations required for our business. A disruption or failure of our solar facilities may prevent us from operating in the normal course.

Further, extreme temperatures, as a result of climate change and/or other causes, may reduce the effectiveness of our solar energy systems in generating power and the performance of our energy storage systems. Temperatures have been increasing globally, with certain governmental studies finding that Earth’s average surface temperature in 2022 was the fifth warmest year on record, and more recently, June 2023 was the hottest June on record. In addition, in 2023, many regions in the United States experienced persistent, extreme heatwaves, including areas in which we operate such as California, Texas, New Mexico, Nevada and Arizona. As extreme heat increases in severity and duration, the effectiveness of our solar energy systems may be adversely affected, reducing the amount of electricity generated, and, as a result, the revenues we generate under our PPAs. Similarly, the lifecycle of lithium-ion batteries is significantly reduced at higher temperatures. To the extent our energy storage systems are impacted by increased temperatures, we may face increased costs for maintenance, repairs and replacements of such components and systems. We are constantly evaluating the impact of high temperatures on our solar energy and energy storage systems and monitoring advancements in technology that may reduce the risks associated with increased temperatures. However, we cannot guarantee that these efforts will ultimately be successful, and if the trend of more extreme and persistent heatwaves continues, it could materially and adversely impact our business, financial condition and results of operations.

In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.

Supply and demand in the energy market is volatile, and such volatility could have an adverse impact on electricity prices and a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of our operating revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including the cost of emitting carbon dioxide; the structure of the electricity market; and weather conditions (such as extremely hot or cold weather) that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by: macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements—in part driven by environmental regulations—and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

As our contracts expire, we may not be able to replace them with agreements on similar terms.

Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting.

While we depreciate our solar facilities over 35 years, our PPAs typically have initial terms of 15 to 25 years. Our PPAs include optional renewal features for our customers, but we cannot guarantee that our PPAs will be renewed. Although we believe that 35 years is a reasonable estimate of the economic life of our solar facilities based on publicly available information, there is no guarantee that our customers will choose to renew their PPAs with us after the expiration of the initial term. Therefore there can be no certainty that our solar facilities will produce cash flows over their depreciable life.

As stated above, we cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

We may not be able to obtain long-term contracts for the sale of power produced by our projects on favorable terms and we may not meet certain milestones and other performance criteria under existing PPAs.

Obtaining long-term contracts for the sale of power produced by our projects at prices and on other terms favorable to us is essential for our long-term success. We must compete for PPAs against other developers of renewable energy projects. This intense competition for PPAs has resulted in downward pressure on PPA pricing for newly contracted projects. This downward pricing pressure may particularly affect our business as we seek to negotiate PPAs for projects we have developed. The inability to compete successfully against other power producers or otherwise enter into PPAs favorable to us would negatively affect our ability to develop and finance our projects and negatively affect our revenues. In addition, the availability of PPAs depends on utility and corporate energy procurement practices that could evolve and shift allocation of market risks over time. In addition, PPA availability and terms are a function of a number of economic, regulatory, tax, and public policy factors, which are also subject to change.

Our PPAs typically require us to meet certain milestones and other performance criteria. Our failure to meet these milestones and other criteria, including minimum quantities, may result in price concessions and may result in the termination of our PPAs, in which case we would lose any future cash flow from the relevant project and may be required to pay fees and penalties to our counterparty. If our PPAs are terminated, it could materially and adversely affect the development of our solar and energy storage projects, our results of operations, and cash flow until we are able to replace the PPA or interconnection agreement on similar terms. Additionally, we cannot assure you that we will be able to perform our obligations under such agreements or that we will have sufficient funds to pay any fees or penalties thereunder.

A portion of our operating revenues is attributable to the sale of SRECs, which are renewable energy attributes that are created under the laws of individual states of the U.S., and our failure to be able to sell such SRECs at attractive prices, or at all, could materially adversely affect our business, financial condition and results of operation.

A portion of our operating revenues is attributable to the sale of SRECs and other environmental attributes of our facilities. The sale of SRECs has constituted a significant portion of our revenue historically, representing 24%, 27% and 27% of our revenue for each of the years ended December 31, 2022, 2021 and 2020, respectively and 20% and 24% of our revenue for the six months ended June 30, 2023 and 2022, respectively. These SRECs and other environmental attributes are created under the state laws, generally in the state where the renewable energy facility is located. We sometimes seek to sell forward a portion of our SRECs or other environmental attributes to fix the revenues from those attributes and hedge against future declines in prices of SRECs or other environmental attributes. These programs have a finite life and our revenues may decline if and when we are unable to generate a sufficient number of SRECs. If our renewable energy facilities do not generate the amount of electricity required to earn the SRECs or other environmental attributes sold under such forward contracts or if for any reason the electricity we generate does not produce SRECs or other environmental attributes for a particular state, we may be required to make up the shortfall of SRECs or other environmental attributes under such forward contracts through purchases on the open market or make payments of liquidated damages. We have from time to time provided guarantees as credit support for these obligations. Additionally, forward contracts for SREC sales often contain adequate assurances clauses that allow our counterparties to require us to provide credit support in the form of parent guarantees, letters of credit or cash collateral.

Our ability to hedge forward our anticipated volume of SRECs or other environmental attributes is limited by market conditions, leaving us exposed to the risk of falling prices for SRECs or other environmental attributes. Utilities in many states are required by law or regulation to purchase a portion of their energy from renewable energy sources. Changes in state laws or regulations relating to SRECs may adversely affect the demand for, or availability of, SRECs or other environmental attributes and the future prices for such products. This could have an adverse effect on our business, financial condition and results of operations.

We guarantee certain of the obligations of our projects and other subsidiaries, and a requirement to make a payment under such guarantee may have a material adverse effect on our financial condition or liquidity.

Our subsidiaries incur various types of debt and other obligations. Project non-recourse debt or obligations are repayable solely from the applicable project’s or entity’s future revenues and, in some cases, are secured by the project’s or entity’s physical assets, major contracts, cash accounts, and our ownership interests in other entities. While we seek to secure project non-recourse debt for our projects, in certain cases we are unable to do so, and thus may be liable for some of our subsidiaries’ obligations in connection with certain limited recourse debt or obligations, where we (or another of our subsidiaries) have provided a limited guarantee, making us directly liable to creditors or counterparties if our subsidiaries default on such obligations. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries, as well as other sources of available cash, reducing the cash available to execute our business plan. In addition, if our subsidiaries default on their obligations under non-recourse financing or other agreements, we may decide to make payments to prevent the creditors of these subsidiaries from foreclosing on the relevant collateral (which foreclosure would result in a loss of our ownership interest in the subsidiary or in some or all of its assets). Such payments or losses could have a material adverse effect on our business, financial condition and results of operations.

The use of tax-equity arrangements to finance projects limits certain management rights and operational flexibility with respect to those projects, as well as our rights to cash flows, tax credits and depreciation deductions generated by those projects.

A significant portion of the projects in our current portfolio have tax-equity financing arrangements in place, and we expect that some or all of our future projects will be financed with tax-equity arrangements. Under many of these arrangements, a tax-equity investor acquires an equity interest in the company that directly or indirectly owns the project, which entitles the tax-equity investor to a significant percentage of the tax credits and depreciation deductions generated by the project, as well as a percentage of the project’s cash flows (which may be significant in certain transactions), until a certain point in time. If a project underperforms, it could delay such point in time and, as a consequence, a tax-equity investor may become entitled to receive a greater percentage or, in some cases, all of the project’s cash flows until such point in time. The tax-equity investor also has the right to approve certain unanticipated management decisions with respect to the applicable project. These approval rights include decisions regarding material capital expenditures, replacement of major contracts, bankruptcy and the sale of the applicable project. To the extent we want to take any of these project level actions at a project in which we co-invest with a tax-equity investor, we may be required to obtain the tax-equity investor’s consent prior to taking such action. Similarly, we may choose to sell certain tax credits to third party tax credit purchasers. While the market for these transactions is developing, it is likely that we would have provide certain representations, covenants, consent rights and indemnities to these tax credit purchasers. As a result, compliance with our obligations to our tax equity investors and/or tax credit purchasers may prevent us from making certain business decisions.

Disruptions in our supply chain for materials and components, alongside increased logistics costs, have adversely affected our business and may continue to do so.

Critical inputs to the manufacturing of solar panels and batteries, including those used in energy storage projects, may include lithium, cobalt, nickel, and various rare earth and other critical minerals. In particular, lithium, cobalt and nickel are critical inputs in the manufacturing of batteries, including the batteries used in our energy storage projects. These raw materials are in high demand, subject to price fluctuations and of limited availability. If manufacturers are not able to procure enough of these raw materials or components, or procure them in a timely manner, this may result in a shortage, which may have a material adverse effect on the development and maintenance of our projects and, in turn, on our business, financial condition, and results of operations. Such concerns may also impact other raw materials, such as steel and aluminum, which are used in the construction and maintenance of our solar energy systems. As a result of the COVID-19 pandemic and other disruptions, including shipping and transportation constraints, and political, social or economic instability in regions where such components and materials are produced, there may be delays in, or increased costs associated with, obtaining the various raw materials or components used in our operations. Any change in the cost of solar panels, energy storage technology or other raw materials would impact the costs of constructing our projects and affect our financial results. In addition, both global and localized events could disrupt our international supply chains. For example, disruptions in the supply chain for modules and corresponding cost increases for modules have led to material delays in the construction of some of our projects, including in our New York state portfolio. Such costs may also increase as a result of any actions taken by governments to promote self-sufficiency or national security with regards to critical minerals or equipment, such as tariffs, import/export restrictions, or domestic procurement quotas, among others.

In addition to such risks of supply chain disruptions, jurisdictions are increasingly requiring companies to monitor for and address certain practices from their supply chain, including but not limited to certain labor practices and the procurement of conflict minerals. Such requirements may require us to incur substantial costs in order to comply and, to the extent such requirements are modified or expanded, we may be required to incur further substantial costs to maintain compliance.

We face competition from traditional utilities and renewable energy companies.

The solar energy industry and the broader clean energy industry are highly competitive and continually evolving, as market participants strive to distinguish themselves within their markets and compete with large incumbent utilities and new market entrants. We believe that our primary competitors are the traditional incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these traditional utilities primarily based on price, predictability of price and the ease with which customers can switch to electricity generated by our renewable energy facilities. If we cannot offer compelling value to our customers based on these factors, then our business will not grow. Traditional utilities generally have substantially greater financial, technical, operational and other resources than we do, and as a result may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Traditional utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, the source of a majority of traditional utilities’ electricity is non-renewable, which may allow them to sell electricity more cheaply than electricity generated by our solar facilities. Such non-renewable generation is typically available for dispatch at any time, as it is not dependent on the availability of intermittent resources.

We also face risks that traditional utilities could change their volumetric-based (i.e., cents per kWh rate) and tariff structures to make distributed solar generation less economically attractive to their retail customers. Currently, net metering programs are utilized in a majority of states to support the growth of distributed generation facilities by requiring traditional utilities to reimburse certain of their retail customers for the excess power they generate at the level of the utilities’ retail rates rather than the rates at which those utilities buy power at wholesale. Certain states allow their traditional utilities to assess a surcharge on customers with solar facilities for their use of the utility’s grid, based on the size of the customer’s solar facility. This surcharge reduces the economic returns for the excess electricity that the solar facilities produce. These types of charges, which reduce or eliminate the economic benefits of net metering, if implemented across a large number of states, could significantly change the economic benefits of solar energy as perceived by traditional utilities’ retail customers.

We also face competition from other renewable energy companies who may offer different products, lower prices and other incentives, which may impact our ability to maintain our customer base. As the solar industry grows and evolves, we will also face new competitors who are not currently in the market, such as an emerging energy storage market. The Inflation Reduction Act, through its combination of tax incentives and investments in renewable power projects and technologies, may lower barriers to entry into the renewable energy market which could have the effect of increasing competition, potentially eroding our market position and may result in continued downward pricing pressure on our PPAs. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors could limit our growth and could have a material adverse effect on our business and prospects.

Advances in technology could impair or eliminate the competitive advantage of our projects.

Technology related to the production and storage of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing or storing electricity. If advances in technology further reduce the cost of producing or storing power, the competitive advantage of our existing projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

The amount of uncontracted generation in our portfolio may increase.

As of December 31, 2022, 2021 and 2020, 96%, 97% and 99%, respectively, and as of June 30, 2023, 99% of our operating revenue was contracted over the following two to five years under a mix of short and long-term, fixed price contracts with creditworthy counterparties. The portion of our portfolio that is uncontracted may increase over time which would increase our exposure to variability in power prices, which could, in certain circumstances, have an adverse effect on our business, financial condition, ability to issue and/or refinance debt, results of operations and cash flows.

There is a risk that our concessions and licenses will not be renewed.

We hold concessions and licenses and we have rights to operate our facilities, which generally include rights to the land required for power generation and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions or licenses are renewed subject to conditions that impose additional costs or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

Our use and enjoyment of real property rights for our solar facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.

Solar facilities generally are, and in the future are likely to be, located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. Although we take certain measures to protect ourselves against these risks, such measures may, however, be inadequate to protect us against all risk of loss of our rights to use the land on which our solar facilities are located, which could have an adverse effect on our business, financial condition and results of operations.

The cost of operating our plants could increase for reasons beyond our control.

While we currently maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes and the cost of procuring materials and services required for maintenance activities.

We may experience equipment failure, including failures relating to solar panels and batteries.

Our solar energy and energy storage systems may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Solar panels have shorter lifespans than other renewable energy sources, including hydroelectric assets. Spare parts for solar panels and key pieces of equipment may be difficult to acquire as a result of a limited number of suppliers of solar panels and other system components and equipment associated with solar facilities. Any resulting delay in replacing equipment could result in significant delays in returning facilities to full operation, which could adversely impact our business and financial condition. Additionally, although rare, lithium-ion and certain other batteries that may be used in energy storage projects, may on occasion rapidly release the energy they contain, resulting in flames that can ignite nearby materials as well as other battery cells. Equipment failure at our solar energy and energy storage systems could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. In addition, we could face liability with respect to remedial costs at third-party disposal facilities where we have sent discarded equipment or other wastes. The occurrence of any one of these events may result in us being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.

Although we expect to benefit from various warranties, including construction, product quality, and performance warranties provided by our counterparties in connection with the construction of our solar energy and energy storage systems, the purchase of equipment necessary to operate our solar energy and energy storage systems, and certain other matters, our counterparties may default on their warranty obligations, including because such counterparties may become insolvent or cease operations. Even if a counterparty fulfills its obligations, many of our warranties do not cover reimbursement for lost revenue and we cannot guarantee any warranties will be sufficient to compensate us for all of our losses. Further, there are limitations in most warranties, including limits on liability. Many warranties have exclusions rendering them inapplicable if, for example, the owner does not follow the manufacturer’s operating instructions. We may disagree with a counterparty about whether a particular product defect, performance shortfall, or other similar matter is covered by a warranty, in whole or in part, as well as the manner in which any such matter should be resolved. As a result, enforcing any such warranty may be costly or impossible. Such costs may include significant out-of-pocket and internal expenses, some or all of which may not be recovered.

Moreover, we have provided production guarantees to certain off-takers in our PPAs. To the extent that the associated solar facilities become temporarily or permanently nonoperational, we will be liable to compensate the off-taker for the difference between the actual production and the guaranteed production amount, which could result in breaches of our PPAs and adversely impact our business and financial condition.

The solar energy systems we own have a limited operating history and may not perform as we expect.

We expect that many of the solar energy systems that we currently own or that we may acquire in the future will not have commenced operations, have recently commenced operations or otherwise have a limited operating history. Of the solar energy systems in operation at the end of each of the following years, 14%, 15% and 16% achieved commercial operation in 2022, 2021 and 2020, respectively, and, of the solar energy systems in operation at the end of the following six-month periods, 5% and 12% achieved commercial operations as of June 30, 2023 and 2022, respectively. The ability of our solar energy systems to perform as we expect will also be subject to risks inherent in newly constructed renewable energy assets, including breakdowns and outages, latent defects, equipment that performs below our expectations, system failures and outages. As a result, our assumptions and estimates regarding the performance of these solar energy systems are, and will be, made without the benefit of a meaningful operating history, which may impair our ability to accurately assess the potential profitability of the solar energy systems and, in turn, our results of operations, financial condition and cash flows.

We may not effectively manage the Internalization Transaction or realize the anticipated benefits thereof.

The Internalization Transaction exposed us to risks to which we had not historically been exposed. Prior to the closing of the Internalization Transaction on August 4, 2022, we did not have any employees but had rather been externally managed by GSAM pursuant to a Management Services Agreement. Under the Management Services Agreement, GSAM dedicated to us a team of approximately 100 professionals with extensive experience spanning transaction sourcing and financial analysis, power markets and physical asset analysis in the solar industry. In addition to this dedicated team, GSAM provided risk management, legal, accounting, tax, information technology and compliance personnel, among others, who provide services to us.

On May 18, 2022, we entered into an agreement with OpCo, MN8 Energy, GSAM and the Special Interest Member to engage in the Internalization Transaction, which we closed on August 4, 2022. Pursuant to the Internalization Transaction, among other things, (i) the Management Services Agreement was terminated, (ii) we agreed to directly or indirectly employ the approximately 100 professionals previously employed by GSAM that were dedicated to our business under the Management Services Agreement, and (iii) we entered into a transition services agreement with GSAM that provides for the provision of certain services to MN8 Energy, OpCo and us, including risk management, legal, accounting, tax, information technology and compliance, for a specified period of time following completion of the Internalization Transaction. The internalized company may encounter potential difficulties in the integration process which may result in the inability to successfully internalize corporate management or related corporate support functions in a manner that permits us to achieve the cost savings anticipated to result from the Internalization Transaction. The majority of the services rendered by GSAM concluded on December 31, 2022, but we expect support from GSAM to continue through the closing of this offering. If we are unable to internalize or find other providers for these services within a reasonable time period, we may not achieve all of the expected benefits of the Internalization Transaction and our business, financial condition and results of operations could be materially and adversely affected.

In addition, while we currently have retained most GSAM employees who provided services to us pursuant to the Management Services Agreement, the failure to retain any such personnel, including members of our senior management, in the future could have significant adverse effects on our business and operations. We entered into agreements with certain members of our senior management that contain certain restrictions, including a restriction on engaging in activities that are deemed competitive with our business. Although we believe these covenants are enforceable under current law in the states in which we do business, there can be no guarantee that if these executives were to breach these covenants and engage in competitive activities, a court of law would fully enforce these restrictions. If these executives were to terminate their employment with us and engage in competitive activities, such activities could have a material adverse effect on our business, financial condition and results of operations. In addition, we expect the agreements we will enter into with such members of our senior management will provide that if their employment with us terminates under certain circumstances (including in connection with a change in control), then we may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment.

Further, our general and administrative expenses as an internalized company could be higher than our current expectations. The failure to smoothly transition services or retain employees, could result in the anticipated benefits of the Internalization Transaction not being realized in the timeframe currently anticipated or at all. As an employer, we are subject to those potential liabilities that are commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances, and we will bear the costs of the establishment and maintenance of employee benefit plans. There may be other unforeseen costs, expenses and difficulties associated with operating as an internally managed company. Any of these foregoing risks could materially adversely affect our business, financial condition and results of operations.

We may be unable to identify sufficient investment opportunities and complete transactions as planned.

Our strategy for building value is to seek to acquire or develop high-quality assets that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our group’s business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives may be subject to a number of closing conditions, including, as applicable, third-party consents, regulatory approvals (including from antitrust authorities) and other third-party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether. If returns are lower than anticipated from such initiatives, we also may not be able to achieve growth in our distributions in line with our stated goals and the market value of our shares may decline.

The Mercedes-Benz Joint Ventures are joint ventures and our investments could be adversely affected by our lack of sole decision-making authority and restrictions on transfer relating to the Mercedes-Benz Joint Ventures. The Mercedes-Benz Joint Ventures may also impair our operating flexibility and subject us to risks not present in our other investments that involve co-ownership.

Although we have the right to appoint one of the five persons to serve on the board of directors of DriveCo and four of the five persons to serve on the board of directors of AssetCo, the limited liability company agreements of AssetCo (the “AssetCo LLC Agreement”) and DriveCo (the “DriveCo LLC Agreement,” and, together with the AssetCo LLC Agreement, the “MB JV LLCAs”) contain certain provisions requiring the unanimous or supermajority consent of the equity holders of AssetCo and DriveCo. For example, the sale or disposition of substantially all of the assets of AssetCo and/or DriveCo, approval of certain major investments of AssetCo, changes in tax status or form of legal entity of either of AssetCo or DriveCo, amending the terms of the organizational documents of AssetCo or DriveCo in a manner disproportionately adverse to an equity holder as compared to another equity holder and requiring certain capital contributions from equity holders in excess of then-approved business plans require either unanimous or supermajority consents of the equity holders pursuant to the MB JV LLCAs. Thus, our investments in AssetCo and DriveCo involve risks that are not present when we are able to exercise sole control over an asset, including certain major decisions requiring unanimous or supermajority decision-making beyond our sole control and are subject to agreement with MBIC. Differences in views between us and MBIC may result in delayed decisions or failures to agree on major matters, such as large expenditures or the construction or acquisition of assets, and delayed decisions and disagreements could adversely affect the business and operations of the Mercedes-Benz Joint Ventures, and, in turn, our business, operations and financial results.

In addition, we are subject to transfer restrictions with respect to our equity ownership interests in AssetCo and DriveCo, including restrictions on transferring our equity ownership interests to certain competitors, a right of first offer and tag-along rights in favor of the other (non-transferring) member, which may make it more difficult to sell such interests in the future. We and MBIC are also subject to “lock-up” provisions, pursuant to which we are prohibited from selling, transferring or encumbering our shares in AssetCo or DriveCo (other than encumbrances on our shares in AssetCo created as security for certain permitted indebtedness) for a period of 5 years from the date of the consummation of the Mercedes-Benz Joint Ventures, which may impair our financial and operational flexibility. Furthermore, MBIC has the right, in connection with the transfer of its equity interests in AssetCo or DriveCo, to effect the sale to MBIC of assets of AssetCo or DriveCo that are required for the continued operation of certain designated HPC EV Stations located on MBIC properties or at Mercedes-Benz dealerships. Such sales would be on arm’s length terms with the applicable Company.

To support the Mercedes-Benz Joint Ventures, we and MBIC have agreed to commit an aggregate of approximately $538.5 million to AssetCo through the earlier of (i) December 31, 2029 or (ii) the completion of the Roll Out Plan, and an aggregate of approximately $631.7 million to DriveCo through the fifteen year Commitment Period. Our commitments to AssetCo and DriveCo total approximately $557.1 million (of which $430.8 million is for AssetCo), and the board of directors of each of AssetCo and DriveCo will control the timing of the capital calls and deployment of capital with respect to each entity, subject to then-applicable budgets. We expect to fund such capital commitments with equity contributions, pro rata based on our expected ownership of the respective entities, and a debt facility entered into by a wholly owned subsidiary of MN8 Energy in an amount not to exceed 80% of our AssetCo capital contributions. As of June 30, 2023, we have funded an aggregate of $43.0 million to AssetCo and DriveCo. Our AssetCo capital contributions are guaranteed by OpCo in an amount up to our total AssetCo capital commitment. Our ability to fund such equity contributions will depend on our operating results, our ability to access the capital markets and general economic conditions. Similarly, our ability to raise debt to fund such commitments will depend upon our credit ratings, the debt markets and general economic conditions. To the extent we are able raise any debt, we may be unable to raise it on favorable terms. In the event we are unable to fund our equity or debt commitments to AssetCo and DriveCo, we will be subject to a penalty interest rate on such unfunded capital contribution at the greater of (i) the prime rate, as published by the Wall Street Journal, and (ii) 10%, compounded monthly, under the applicable MB JV LLCA. In the event of a foreclosure at LeaseCo in connection with the aforementioned debt facility, (i) distributions will be made pro rata in accordance with percentage interests in LeaseCo, but in certain circumstances MBIC and/or its affiliates have a right to priority distributions and (ii) MBIC possesses a limited right to cause a dissolution of AssetCo in the event the lenders foreclose on certain leased properties. If we are unable to meet our capital commitments to AssetCo and DriveCo, we may not achieve the benefits expected from the Mercedes-Benz Joint Ventures, and, in turn it could adversely affect our business, operations and financial results. Moreover, if we are unable to make payments to service the debt facility related to the Mercedes-Benz Joint Ventures, we will be subject to penalties that may adversely affect our business, operations and financial results.

Moreover, the Mercedes-Benz Joint Ventures, like joint ventures generally, could impair our operational flexibility and subject us to risks not present in our other investments that involve co-ownership. The master lease agreement entered into by and between a wholly owned subsidiary of AssetCo, AssetCo HPC Leasing, LLC, a Delaware limited liability company (“LeaseCo”) and DriveCo (the “Master Lease Agreement”) gives DriveCo sole responsibility for final approvals of site selection, leasing and equipment. The energy management services agreement entered into by and between DriveCo and MN8 Marketing (the “Energy Management Services Agreement”) will give DriveCo approval rights for the energy procurement plans we develop as well as for the development of any on-site solar or battery energy storage facilities. Furthermore, AssetCo and/or DriveCo may establish separate financing arrangements that contain restrictive covenants that may limit or restrict the applicable entity’s ability to make cash distributions to their members under certain circumstances. Additionally, from time to time, the MB JV Entities may be involved in disputes or legal proceedings which may negatively affect the Mercedes-Benz Joint Ventures or our investment.

We may be unable to identify and acquire sites for the development of HPC EV Stations and to successfully develop those HPC EV Stations at all or at the scale expected for the Mercedes-Benz Joint Ventures.

While we and MBIC have made capital commitments to support the Mercedes-Benz Joint Ventures, we may be unable to identify and acquire sites for the development of HPC EV Stations and to successfully develop those HPC EV Stations at all or at the scale expected for the Mercedes-Benz Joint Ventures. Moreover, we may be unable to successfully manage the HPC EV Stations we jointly develop or achieve the benefits we expect from the Mercedes-Benz Joint Ventures, which may adversely affect the business and operations of the Mercedes-Benz Joint Ventures and our own business, operations and financial results. For example, significant delays in planned sites for a year or significant downtime could materially reduce the anticipated revenues paid to LeaseCo under the Master Lease Agreement.

We may not successfully integrate the assets acquired in or realize the benefits expected from acquisitions, including the NES Acquisition and the Derby Acquisition.

In the ordinary course of our business, we have pursued and intend to continue to pursue selected acquisitions of complementary assets and businesses. For example, we consummated the NES Acquisition on November 18, 2022 and the Derby Acquisition on June 20, 2023. See “Prospectus Summary—Recent Developments—NES Acquisition and Derby Acquisition.” However, there can be no assurance that we will successfully integrate the assets or businesses that we acquire, including the approximately 542 MW of operating assets we acquired in the NES Acquisition and Derby Acquisition, or that we will realize the benefits expected from such acquisitions. The process of integrating acquired assets and businesses may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount of time and resources. For example, we may experience difficulties integrating NES’s operations into our business and realizing expected benefits and synergies from the NES Acquisition and Derby Acquisition. The integration process may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. If we are unable to successfully integrate the assets and business of NES or assets and businesses from future acquisitions with our business, we may be unable to achieve consolidation savings and may incur unanticipated costs and liabilities.

If we choose to acquire or lend to projects before they are operational, we will be subject to risks associated with projects that remain under development or construction.

As part of our business strategy, we may choose to acquire or lend to projects that have not yet commenced operations and remain under development or construction. Our development pipeline of pre-construction projects consists of approximately 3.7 GW in solar capacity, approximately 1.3 GW (or approximately 5.3 GWh) in energy storage capacity and 2,700 EV charging ports as of June 30, 2023. These projects are in various stages of the development process and we are targeting commercial operation dates between 2024 and 2029. There can be no assurance that our pipeline will be converted into completed projects or generate revenues or that we can obtain the necessary financing to construct these projects. As we develop our pipeline organically or through acquisitions, some of the projects in our pipeline may not be completed or proceed to construction. There may be delays or unexpected developments in completing any future construction projects, which could cause the construction costs of these projects to exceed our expectations, result in substantial delays or prevent the project from commencing commercial operation. Various factors could contribute to construction-cost overruns, construction halts or delays or failure to commence commercial operation, including:

•	delays in obtaining, or the inability to obtain, necessary permits and licenses;

•	delays and increased costs related to the interconnection of new projects to the transmission system;

•	the inability to acquire or maintain land use and access rights;

•	the failure to receive contracted third-party services;

•	interruptions to dispatch at our projects;

•	supplier interruptions;

•	work stoppages;

•	labor disputes;

•	weather interferences;

•	force majeure events;

•	changes in laws;

•

unforeseen engineering, environmental and geological problems, including discoveries of contamination, protected plant or animal species or habitat, archaeological or cultural resources or other environment-related factors;

•	unanticipated cost overruns in excess of budgeted contingencies; and

•	failure of contracting parties to perform under contracts, including the engineering, procurement and construction provider.

In addition, where we have a relationship with a third party to complete construction of a construction project, we are subject to the viability and performance of the third party. Our inability to find a replacement contracting party, where the original contracting party has failed to perform, could result in the abandonment of the construction of such project, while we could remain obligated under other agreements associated with the project, including offtake agreements, which may result in a default or termination of such offtake agreement, the imposition of liquidated damages or termination payments, or the loss of performance security.

Moreover, we may not be successful in achieving commercial operations for our projects that are under construction and in our development pipeline. The completion of solar energy, energy storage and EV charging systems involves numerous risks and uncertainties including the risks set forth elsewhere in this prospectus. These risks and uncertainties may prevent some projects from progressing to construction and commercial operations. In addition, for a variety of reasons, we may elect not to proceed with the development or construction of a project currently in our fleet or in our development pipeline. Our growth depends on our continued ability to progress projects to commercial operations and our results in the future may not be consistent with our expectations or historical results.

Any of these risks could cause our financial returns on these solar energy, energy storage or EV charging systems to be lower than expected or otherwise delay or prevent the completion of such project or distribution of cash to us, or could cause us to operate below expected capacity or availability levels, which could have a material adverse effect on our ability to grow our business and generate sustainable and increasing cash flows.

Our growth strategy depends on the widespread adoption of solar energy, energy storage and EV charging technology.

The market for solar energy, energy storage and EV charging products is emerging and rapidly evolving, and our future success is uncertain. If solar energy technology proves unsuitable for widespread commercial deployment or if demand for solar energy, energy storage and EV charging products fails to develop sufficiently, we may have difficulty in identifying and developing a pipeline of high-quality assets that meet our investment criteria, which could affect our ability to generate sustainable and increasing cash flows. The factors influencing the widespread adoption of solar energy and energy storage technology include but are not limited to:

•	cost-effectiveness of solar energy and energy storage technologies as compared with conventional and non-solar alternative energy technologies;

•	performance and reliability of solar energy and energy storage systems as compared with conventional and non-solar alternative energy products;

•	adoption of EVs and the performance and reliability of EV charging systems as compared with conventional automobile and fossil fuel technologies;

•	continued deregulation of the electric power industry and broader energy industry;

•

fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels or in the prices or availability of minerals critical to the solar energy and energy storage sectors; and

•	availability of governmental subsidies and incentives.

We may be unable to efficiently acquire a large number of additional “middle-market” solar energy systems or otherwise adapt to the needs of our customer base.

We have historically targeted a significant portion of our investments in “middle-market” solar energy systems. The term “middle-market” includes solar energy systems that are larger than typical residential rooftop installations but smaller than large “utility-scale” installations, and that are expected to generally have generating capacity of between one and fifty MW. Projects on the lower end of this range include those referred to as “distributed generation,” “commercial and industrial” or “C&I” projects. Transaction costs associated with opportunities in middle-market solar energy systems are often high relative to opportunity size. Although we expect to develop efficiencies, such efficiencies may not materialize. If these efficiencies do not materialize, transaction costs associated with participating in middle-market solar energy systems may be higher than forecasted, resulting in lower than expected economic returns or a decision not to acquire a particular asset. Further, the current size of the middle-market relative to other segments of the renewable energy market in the U.S. is small, and there is no certainty regarding whether our customer base will remain active in the middle-market segment. If we are unable to identify a sufficient number of middle-market acquisition opportunities, we may be unable to deploy capital for such projects.

Our strategy is to tailor our products and services to the needs of our customers. Customer needs may change over time. Given our historical focus on middle-market solar energy systems, we may be unable to effectively identify, acquire, develop and operate solar energy systems in other segments of the solar energy market. Accordingly, we may be unable to adapt to changing market dynamics and the requirements of our enterprise customers. If we are unable to do so, our financial condition, results of operations and cash flow could be materially and adversely affected.

We have recently added energy storage systems to our fleet. Such projects may present construction and operational issues and other unforeseen challenges associated with deploying new technology.

The inclusion of energy storage systems in our fleet will require us to make assumptions regarding their useful life, cost of operations, need for insurance, likelihood of claims against warranties, and other such factors relating to their successful operation. For example, risks associated with the relatively unproven nature of energy storage systems, such as the risk of fire or explosion, increase the level of unpredictability in making assumptions relating to the costs associated with our fleet. Because we have less experience developing, building, and operating energy storage systems than solar energy systems, we may be more likely to make assumptions regarding such matters that prove to be incorrect. We may also be unable to develop, construct, or operate such systems successfully or profitably. Failure to accurately estimate such inputs may result in the related PPAs not being attractive, or not being as attractive as anticipated, which could in turn negatively affect our business. Similarly, incorrect assumptions on the nature of costs to operate such assets or the kind or amount of warranty protection such systems are likely to need, could, in turn, negatively affect our business.

Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.

As of June 30, 2023, approximately 63%, 7% and 6% of our solar energy and energy storage systems were located in California, New Jersey and New York, respectively. In addition, we expect much of our near-term future growth to occur in these same markets, further concentrating our operational infrastructure. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in such markets and in other markets that may become similarly concentrated. Any of these conditions, even if only in one such market, could have a material adverse effect on our business, financial condition and results of operations. In addition, all of our current solar energy and energy storage systems are located in the U.S. and its territories, which makes us particularly susceptible to adverse changes in U.S. tax laws.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to our contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have a material adverse effect on our ability to deliver electricity to its various counterparties or the requirement of counterparties to accept and pay for energy delivery. Additionally, to the extent that any of our projects now or in the future require new transmission capacity to serve potential customers, we may be indirectly exposed to permitting risks and delays associated with the construction of new transmission assets. All of the above could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

Counterparties to our contracts may not fulfill their obligations.

If, for any reason, any of the purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received. In addition, inadequate performance by counterparties to operation and maintenance contracts related to certain of its assets or investments may increase the risk of operational or mechanical failures of such facilities.

We will be exposed to credit, commodity price and interest rate risk.

We may acquire solar energy systems that expose us to credit, commodity price and interest rate risk. “Credit risk” refers to the likelihood that a company will default in the payment of principal and/or interest on an instrument. Financial strength and solvency of a company are the primary factors influencing credit risk. In addition, lack or inadequacy of collateral or credit enhancement for a debt instrument may affect its credit risk. Credit risk may change over the life of an instrument. Securities that are rated by rating agencies are often reviewed and may be subject to downgrade, which generally results in a decline in the market value of such security. “Commodity price risk” refers to the risk of loss in cash flows and future earnings from adverse changes in the price of electricity and of tax attributes such as SRECs. “Interest rate risk” refers to the risks associated with market changes in interest rates. Interest rate changes may affect the value of a debt instrument indirectly (especially in the case of fixed rate securities) and directly (especially in the case of instruments whose rates are adjustable). Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules. Current economic and market conditions, which include a volatile credit market, may accentuate credit, commodity price and interest rate risks and expose us to a greater risk of loss.

Most of our customer contracts do not include inflation-based price increases and sustained levels of high inflation could materially adversely impact our business.

Although approximately 51% of our customer contracts have price escalator provisions, such provisions are relatively standard increases that are not specifically linked to macroeconomic or industry-wide measures of inflation. As a result, although our operations have not yet been materially impacted by inflationary pressures—in part because our O&M contracts are fixed price—we could be materially adversely impacted in the future to the extent sustained levels of inflation over time materially outpace the price escalations in our PPAs. In this regard, we note that we have experienced an increase in module and racking prices of approximately $11 million related to our $382.0 million in planned capital expenditures through 2024. Although we plan to further evaluate the existing and prospective future terms of our contractual provisions with our suppliers and service providers, as well as with the purchasers under our PPAs, as they relate to scheduled price increases, inflation adjustments and market competitiveness, there can be no guarantees that we will be able to adequately address such risk in a manner that permits us to alleviate all or a part of any such inflationary pressures.

Historically, the renewable energy industry has seen extended periods of declining costs. However, during 2021 and 2022 a number of macroeconomic, political and other factors have led to sustained periods of increasing global and domestic price inflation. Inflation in our industry has the effect of increasing the actual and expected costs of land, raw materials and labor as well as other goods and services needed to operate our business, which in turn raises the costs of developing, constructing, and operating our projects. Accordingly, continued periods of heightened inflation may have an adverse impact on our business, financial condition and results of operations. Moreover, there is no guarantee that recently-enacted legislation such as the Inflation Reduction Act will effectively reduce the inflationary pressures on our business. Further, in addition to the direct impact of cost increases, sustained levels of high inflation have caused the U.S. Federal Reserve and other central banks to increase benchmark interest rates, which can have the effects of raising the cost of capital and depressing economic growth, either of which—or the combination thereof—could materially adversely impact our business.

The operation of our fleet and development of our pipeline could be affected by local communities.

We may become impacted by the interests of local communities and stakeholders, including in some cases, indigenous peoples, that affect the operation of our facilities. Certain of these communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, including the use of our project lands. Any such differences could have a negative impact on the successful operation of our fleet and the development of our pipeline. As well, disputes surrounding, and settlements of, indigenous land claims regarding lands on or near our generating assets could interfere with operations and/or result in additional operating costs or restrictions, as well as adversely impact the use and enjoyment of our real property rights with respect to our fleet and pipeline.

We rely on computerized business systems, which could expose us to cyber-attacks.

Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which they rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. Cyber-security breaches or failures of our information technology systems could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.

There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.

We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular development project or existing asset.

Performance of our operating entities may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.

Certain of our subsidiaries may in the future be parties to collective agreements that expire periodically and those subsidiaries may not be able to renew their collective agreements without a labor disruption or without agreeing to significant increases in cost. In the event a labor disruption such as a strike or lock-out should occur in the future, the ability of our solar energy systems to generate electricity may be impaired and our results from operations and cash flow could be materially and adversely affected.

Some of our transactions and current operations are structured as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which may reduce our influence over our operating subsidiaries and may subject us to additional obligations.

Some of our transactions and current operations are structured as joint ventures, partnerships and consortium arrangements. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise, and other industrywide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from those of our management, GSAM and/or our shareholders.

While our strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, certain unanticipated management decisions relating to the underlying operations and financing activities, including decisions relating to the management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that other investors may make business, financial or management decisions with which we do not agree, or the management of the applicable company may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

In addition, because some of our transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

Changes in demand for power or power derived from renewable energy sources specifically may adversely affect our business.

Demand for power is affected by a variety of factors, which are not necessarily within our control. Slow growth or an overall reduction in demand for power, such as through improvements in energy efficiency, could have a material adverse effect on our business prospects, financial condition and results of operations. Demand for renewables is affected by a complex interaction of economic and political pressures and environmental preferences. There are uncertainties associated with the timing of fossil fuel plant retirements—in part driven by environmental regulations—and with the scale, pace and structure of replacement capacity. Slow growth or volatility in the demand for renewable energy specifically could also have a material adverse effect on our plan to grow our business.

Additionally, the development of new renewable energy sources and the overall growth of the renewable energy industry has generally been supported by various local, state or provincial, national, supranational and international policies. For example, the renewable energy market currently benefits from the availability of certain financial and regulatory support, enhancing the attractiveness of renewable energy to purchasers and the economic return available. Various government bodies provide incentives to owners, manufacturers, distributors, system integrators, and end users of renewable energy products, to include financial incentives such as tax credits and rebates. Such incentives vary widely in scope and duration by jurisdiction. To the extent these supports and incentives expire, it may reduce the demand for and negatively impact the market for renewable energy. For example, some jurisdictions have RPSs for electric power generation, mandating that a certain percentage of the grid be powered by renewable energy. Several jurisdictions are expected to reach their current RPS targets within the next several years. If these targets are not increased, if they are decreased, or if other financial and regulatory incentives are not extended, the demand for additional renewable generation could decrease. This could adversely impact the economic value of our existing and planned operations, which may have a material adverse effect on our business, prospects, and financial condition. Alternatively, to the extent that such programs and incentives are implemented or extended, but in a form where we are ineligible to participate or take advantage but our competitors or customers are, or where these programs and incentives provide greater benefits to our competitors, this may impact the demand for our products and services. For instance, some states may implement “Clean Energy Standards” which may, in addition to renewables, contemplate the use of nuclear, carbon capture, and other renewable energy alternatives.

Any political changes in the jurisdictions in which we operate, particularly those that reduce, eliminate, or cause to expire government incentives for renewable energy, may impact the competitiveness of renewable energy or the growth of the industry generally and the economic value of certain of our projects in particular.

Developments in alternative energy transition, energy efficiency technologies and energy storage could negatively impact the demand for our capacity, power generation, and battery operations.

Renewable energy production, such as solar and battery, face competition from several other energy transition technologies, to include hydrogen and fossil fuel energy generation paired with carbon capture, utilization, and sequestration (“CCUS”), among others. The demand for renewable energy may be materially and adversely affected by the development of such alternative technologies. For example, CCUS may improve the emissions profile of natural gas such that it maintains a role as a preferred alternative to renewable-based electricity generation. Similarly, hydrogen may be considered a better means of energy production than renewables or a better long-term or long-distance energy storage mechanism than batteries. Regulatory bodies could adopt rules that favor certain forms of energy generation and storage over others, which may not include renewables, such as solar, or battery storage. Alternative storage technologies may limit the demand for lithium-ion batteries or similar electrochemical technologies. If any of the above cause or contribute to a lower demand for electricity generated from renewable sources, particularly solar, or battery storage, it could adversely impact our long-term growth, business, results of operations, and financial condition.

Additionally, advances in energy efficiency technologies may reduce the demand for electricity and, subsequently, for our products and services. For more information, see our risk factor titled “Changes in demand for power or power derived from renewable energy sources specifically may adversely affect our business.”

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

Our cost of borrowing under our credit facilities and our ability and the terms under which we may access the credit markets are affected by credit ratings assigned to us by the major credit rating agencies. These ratings are premised on our performance under assorted financial metrics and other measures of financial strength, business and financial risk, industry conditions, timeliness of financial reporting and other factors determined by the credit rating agencies. Our current ratings have served to lower our borrowing costs and facilitate access to a variety of lenders. However, there can be no assurance that our credit ratings or outlook will not be lowered in the future in response to adverse changes in these metrics and factors caused by our operating results or by actions that we take, that reduce our profitability, or that require us to incur additional indebtedness for items such as substantial acquisitions, significant increases in costs and capital spending in security and IT systems, significant costs related to settlements of litigation or regulatory requirements or by returning excess cash to shareholders through dividends. A downgrade of our credit ratings would increase our cost of borrowing, negatively affect our ability to access the capital markets on advantageous terms, or at all, negatively affect the trading price of our securities, and have a significant negative impact on our business, financial condition and results of operations.

We have and will continue to have high levels of indebtedness and our relatively large fixed costs magnify the impact of revenues fluctuations on our operating results.

We had $2.2 billion of indebtedness as of June 30, 2023, primarily consisting of $127.0 million outstanding under our New Revolving Credit Facility, $277.5 million outstanding under our Warehouse Facility (as defined herein), $406.7 million, $561.4 million and $247.3 million outstanding under our secured notes due 2044, 2046 and 2047, respectively, and $627.7 million of project-level debt, as discussed more fully in Note 7 to our unaudited consolidated financial statements. On February 3, 2023, we entered into the New Revolving Credit Facility and fully repaid and terminated the Subscription Facility. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Project and Corporate-Level Financing” and “Use of Proceeds.”

Because borrowings under our New Revolving Credit Facility and Warehouse Facility bear interest at variable rates, any increase in interest rates on debt that we have not fixed using interest rate swap agreements will increase our interest expense, reduce our cash flow or increase the cost of future borrowings or refinancings. As of June 30, 2023, we have $366.9 million of indebtedness for which interest rates have been fixed pursuant to interest rate swap agreements. Our indebtedness could have important consequences to our investors, including, but not limited to:

•	increasing vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

•

requiring the dedication of a substantial portion of cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures or other general corporate purposes;

•	limiting flexibility in planning for, or reacting to, changes in our business and the competitive environment; and

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing.

Other than variable rate debt, we believe our business has relatively large fixed costs and low variable costs, which magnifies the impact of revenue fluctuations on our operating results. As a result, a decline in our revenues may lead to a relatively larger impact on operating results. A substantial portion of our operating expenses will be related to general and administrative expenses and operations and maintenance expenses, none of which can be adjusted quickly and some of which cannot be adjusted at all. Our operating expense levels will be based on our expectations for future revenues. If actual revenues are below management’s expectations, or if our expenses increase before revenues do, both revenues less transaction-based expenses and operating results would be materially and adversely affected. Because of these factors, it is possible that our operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of our common stock may be adversely affected.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership, and on May 1, 2023, First Republic Bank was swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank, First Republic Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we do not have any funds deposited with SVB, Signature Bank and First Republic Bank, we currently, and may in the future, have assets held at financial institutions that may exceed the insurance coverage offered by the FDIC, and the loss of such assets would have a severe negative affect on our operations and liquidity. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

We are subject to non-competition covenants under the Internalization Agreement, which may limit our operations in certain respects.

We are subject to non-competition covenants in the Internalization Agreement, until the earlier of (i) the six year anniversary of the completion of this offering or (ii) if a specified change of control transaction has occurred, the later of the second anniversary of completion of this offering or the date of the specified change of control transaction. During this period of time, subject to certain exceptions, we will generally be prohibited from (1) (A) providing or agreeing to provide recommendations with respect to the purchase or sale of assets of any type for non-affiliates in exchange for compensation (other than certain compensation typically received by operating companies in our industry), (B) meeting the definition of an investment company or an investment advisor under the Investment Company Act of 1940, as amended, and (C) certain other activities that would require us to act in a fiduciary capacity or participate in capital raising transactions on behalf of third parties in exchange for compensation (collectively, and as further defined in the Internalization Agreement, “Investment Management Activities”), (2) owning any interest in an entity engaged in such Investment Management Activities and (3) receiving or having a contractual right to receive consideration relating to Investment Management Activities on behalf of any person other than the Company, OpCo or MN8 Energy LLC and any direct or indirect subsidiary of the Company, OpCo or MN8 Energy LLC. For additional information, please see “Certain Relationships and Related Party Transactions—Internalization Agreement.”

Risks Related to Taxes and Regulations

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our solar energy and energy storage systems are, and any assets which we may acquire will be, required to comply with numerous supranational, federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may be involved in litigation and other disputes and may be subject to governmental and regulatory investigations.

In the normal course of our operations, we and our affiliates may be involved in various legal actions such as contractual disputes and other litigation that could expose us to liability for damages and potential negative publicity associated with such legal actions. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and, as a result, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations, cash flow and reputation. We and our affiliates are also subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of its outcome, are generally costly, divert management attention, and have the potential to damage our reputation. The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.

Change in existing regulatory requirements for solar facilities or a change in U.S. presidential administrations could adversely affect the regulatory landscape for renewable energy, including solar power.

While we have benefited from policies under the current presidential administration, such as the Inflation Reduction Act, changes in existing regulatory requirements could make it more costly for us to permit and therefore construct, develop and operate our facilities. For example, one state’s legislature recently considered adopting legislation that would have imposed more burdensome environmental permitting requirements and fees on renewable energy projects. While this legislation did not pass, the same or similar legislation could be reintroduced in the future or in other states in which we operate. Any changes that make it more burdensome or costly to permit, develop, construct and operate solar facilities has the potential to materially and adversely impact our business, financial condition and results of operations. In addition, at the federal level, a change in presidential administrations in 2024 may negatively impact the regulatory landscape in which we operate or shift federal incentives for energy production away from renewable sources to fossil fuel sources. For example, in July 2023, an influential conservative think tank published a set of policy initiatives and recommendations as a roadmap for the first 180 days of a future change in presidential administration that, among other things, would aim to block the expansion of the electrical grid for wind and solar energy, reduce funding for the Environmental Protection Agency’s environmental justice office and close the Department of Energy’s renewable energy offices. To the extent that a new administration may implement policies like these or similar ones that adversely affect the adoption of solar energy, we may experience additional challenges in expanding our operations and our business, financial condition and results of operations could be materially and adversely impacted.

We are subject to complex environmental, health, and safety laws and regulations that may affect our operations.

Our operations are subject to numerous environmental, health, and safety (“EHS”) laws and regulations in the jurisdictions in which we operate. These laws and regulations require that we obtain, maintain, and comply with permits, licenses, and other approvals, engage in review processes, and implement EHS programs and procedures to control risks associated with the siting, construction, operation, and decommissioning of power projects. Some projects, in order to obtain permits, licenses, and other approvals, are required to undergo environmental impact assessments and, if applicable, install or undertake programs that safeguard protected species, sites, or otherwise limit the impacts of their operations. If such programs are unsuccessful, our projects could be subject to increased levels of delay; costly mitigation or remediation requirements; operational curtailment; penalties; or revocation of our permits. Moreover, various parties may choose to challenge certain of our permits or authorizations or bring legal complaints for alleged non-compliance with laws and regulations. This may cause us to incur defense costs and/or perform additional mitigation or remedial activities or otherwise delay construction activities. We may also be subject to local opposition, to include efforts by environmental groups, which could attract negative publicity or have an adverse impact on our reputation and ability to timely complete projects.

Our operations are subject to stringent and complex laws and regulations relating to the generation, use, handling, storage, recycling, disposal and exposure to solid and hazardous wastes,

which laws are subject to change. In the course of our operations, we may generate solid or certain hazardous wastes through the disposal of solar panels, spent batteries, and other materials utilized in our operations. Additionally, environmental laws can result in the imposition of liability in connection with end-of-life system disposal, to include the disposal of and recycling of solar panels or batteries, amongst other wastes generated in connection with our operations. These laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), may impose strict, joint, and several liability, without regard to fault or the legality of the activities giving rise to the claim, for the investigation and remediation of areas where hazardous substances may have been released or disposed. We may also become liable under certain of these laws and regulations for costs to investigate or remediate contamination at properties we own or operate, that we formerly owned or operated, or that have received our hazardous waste for disposal or treatment. Remediation liabilities can be substantial, the costs of which may not be covered by insurance.

We may also incur substantial costs to maintain compliance with EHS laws and regulations. Such costs could increase if existing laws and regulations are revised or reinterpreted or if new laws or regulations become applicable to our operations. Any failure to comply with such laws and regulations may result in the imposition of restrictions on our operating activities, adverse publicity, administrative, civil or criminal liabilities, injunctions, third-party property damage or personal injury claims, investigatory, cleanup or other remedial costs, or other adverse effects on our business, financial condition, or results of operations. Furthermore, future developments such as more stringent enforcement policies, or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition, and results of operations. Additionally, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities and any environmental attributes we may generate in connection with our operations. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations by limiting our ability to recover certain costs or by favoring certain types of power generation over others.

Our operations also require us to ensure our employees receive adequate training and guidance to follow the health, safety, and security policies, procedures, and programs we implement in order to effectively comply with applicable EHS laws and regulations. The consequences of our employees receiving inadequate training or failing to follow the policies, procedures, and programs in place could be harmful to us, impairing our operations, causing us to incur significant legal liability or fines, result in reputational damage, and negatively impacting employee morale. In addition, worker safety incidents occurring in connection with our operations could expose us to personal injury claims or fines and penalties from governmental authorities, the costs of which may not be covered by insurance. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of EHS laws and regulations could have an adverse impact on operations and result in additional material expenditures. Additional EHS issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations. See “Business—Environmental Laws and Regulations” for additional information regarding certain environmental requirements applicable to our operations.

Our business is subject to physical hazards that could result in substantial liabilities and weaken our financial condition.

We are subject to a number of federal and state laws and regulations relating to our workforce, including the federal Occupational Safety and Health Act, as amended (“OSHA”), which establishes requirements to protect the health and safety of workers. Many of our operations expose our workers to heavy equipment, mechanical failures, hazardous conditions, transportation accidents, adverse weather conditions, and the risk of damage to equipment and property. These hazards can cause personal injuries and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and litigation which could, in some cases, substantially exceed the amount we charge for the associated services. The occurrence of accidents in our business could result in significant liabilities, worker turnover, increase the costs of our projects, or harm our ability to perform under our contracts or enter into new customer contracts, all of which could materially adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects. Further, to the extent our reputation or safety record is adversely affected, our customer relationships may be negatively impacted.

Our operations are highly regulated and may be exposed to increased regulation, which could result in additional costs to us.

Our solar energy systems are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation, which could result in additional cost to its business.

In March 2022, the SEC proposed new rules relating to the disclosure of a range of climate-related risks. As proposed, the rules would require, among other items, disclosure of physical risks resulting from the impacts of climate change, such as the potential for increasing severity and frequency of weather events, changes in precipitation, and sea level rise. In some cases, such disclosures would require a high degree of specificity; for example, the location by zip code of assets subject to flooding risk. A final rule is anticipated in the second half of 2023. If the rules are finalized as proposed, we may incur materially increased costs in order to comply with the rules’ requirements.

Electric utility policies and regulations, including those affecting electric rates, may present regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for electricity from our solar energy systems and adversely impact our results of operations.

Federal, state and local government regulations and policies concerning the electric utility industry, utility rates and rate structures and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing. Policies and regulations that promote renewable energy and distributed energy generation have been challenged by centralized electric utilities and questioned by those in government and others arguing for less governmental spending and involvement in the energy market. To the extent such views are reflected in government policies and regulations, the changes in such policies and regulations could adversely affect our business, financial condition and results of operations. Furthermore, any effort to overturn federal and state laws, regulations or policies that are supportive of solar energy generation and energy storage or that remove costs or other limitations on other types of energy generation that compete with solar energy systems could materially and adversely affect our business.

In the U.S., governmental authorities and state public service commissions that determine utility rates, rate structures and the terms and conditions of electric service continuously modify these regulations and policies. These regulations and policies could result in a significant reduction in the potential demand for electricity from our solar energy and energy storage systems and could deter customers from entering into PPAs with us or from re-contracting PPAs on terms favorable to us.

Increases in the cost or reduction in supply of solar energy and energy storage system components due to tariffs or trade restrictions imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.

China is a major producer of solar cells and other solar products. Certain solar cells, modules, laminates and panels from China are subject to various U.S. antidumping and countervailing duty rates, depending on the exporter supplying the product, imposed by the U.S. government as a result of determinations that the U.S. was materially injured as a result of such imports being sold at less than fair value and subsidized by the Chinese government. We have purchased these products from manufacturers in China in the past and may continue to do so in the future. In addition, tariffs on solar cells, modules and inverters in China may put upward pressure on prices of these products in other jurisdictions from which we currently purchase equipment, which could reduce our ability to offer competitive pricing to potential customers.

On February 4, 2022, the President of the U.S. issued Proclamation 10339, extending the safeguard tariffs on imported solar cells and modules to provide relief to U.S. manufacturers and impose safeguard tariffs on imported solar cells and modules for an additional four years, based on the investigations, findings, and recommendations of the U.S. International Trade Commission (the “International Trade Commission”). Modules are subject to a four-year tariff at a rate of 14.75% in the first year, declining 0.25% in each of the three subsequent years, to a final tariff rate of 14% in 2026. Cells are subject to a tariff-rate quota, under which the first 5 GW of cell imports each year will be exempt from tariffs; and cells imported after the 5 GW quota has been reached will be subject to the same 14.75% tariff as modules in the first year, with the same 0.25% decline in each of the three subsequent years. The tariff-free cell quota applies globally, without any allocation by country or region.

Additionally, the U.S. government has imposed various trade restrictions on Chinese entities determined to be acting contrary to U.S. foreign policy and national security interests. For example, the U.S. Department of Commerce’s Bureau of Industry and Security has added a number of Chinese entities to its entity list for enabling human rights abuses in the Xinjiang Uyghur Autonomous Region (“XUAR”) or for procuring U.S. technology to advance China’s military modernization efforts, thereby imposing severe trade restrictions against these designated entities. Moreover, on June 23, 2021, U.S. Customs and Border Protection issued a Withhold Release Order pursuant to Section 307 of the Tariff Act of 1930 excluding the entry into U.S. commerce silica-based products (such as polysilicon) manufactured by Hoshine Silicon Industry Co. Ltd. (“Hoshine”) and related companies, as well as goods made using those products, based on allegations relating to Hoshine labor practices in the XUAR to manufacture such products. Additionally, on December 23, 2021, the Uyghur Forced Labor Prevention Act, which effectively prohibits imports of any goods made either wholly or in part in the XUAR, was signed into law and went into effect on June 21, 2022. The law creates a rebuttable presumption banning “the importation of goods made, manufactured, or mined in the XUAR (and certain other categories of persons in China)” unless the importer meets certain due diligence standards, responds to all inquiries from U.S. Customs and Border Protection (“CBP”) related to forced labor and the CBP determines, based on “clear and convincing evidence,” that the goods in question were not produced wholly or in part by forced labor. We have implemented policies and controls to mitigate risk of forced labor in our supply chain, and we do not believe that our suppliers source materials from the XUAR. However, these legal and policy developments could disrupt the renewable energy supply chain or cause our suppliers to renegotiate existing arrangements with us or fail to perform on such obligations. Broader policy uncertainty could also reduce Chinese panel production, affecting supplies and/or prices for panels, regardless of supplier. While we have developed multiple supply sources in a variety of countries, we could still be adversely affected by increases in our costs, negative publicity related to the industry and the sourcing of raw materials and finished equipment, or other adverse consequences to our business.

An additional category of tariffs that may apply materials we rely upon in our solar energy systems is U.S. antidumping and countervailing duties (“AD/CVD”), depending on the exporter supplying the product. These duties are imposed by the U.S. government as a result of determinations that the U.S. industry was materially injured as a result of such imports being sold at less than fair value and subsidized by the Chinese government. The AD/CVD discussed above are subject to annual review and may be increased or decreased. In addition, petitioners are able to file anti-circumvention petitions alleging that materials manufactured in other countries are circumventing AD/CVD on products from China. Such a petition was filed in August of 2021, before being rejected by the U.S. Department of Commerce in November of 2021. More recently, in February of 2022, a petitioner asked the U.S. Department of Commerce (the “DOC”) to investigate whether companies are circumventing the Chinese AD/CVD by manufacturing crystalline silicon cells and modules in Malaysia, Thailand, Vietnam and Cambodia, and this petition remains pending. While the Biden Administration declared a two-year tariff exemption on solar equipment imports from Malaysia, Thailand, Vietnam and Cambodia in June 2022, the existence of such petitions and possibility of further petitions and investigations create uncertainty related to the supply of solar modules, which can negatively impact the global solar market and the timing and viability of solar projects in our development pipeline, which could have a material adverse effect on our business and our growth.

By the end of 2021, we had identified high-quality suppliers outside of China and reduced the extent to which our supply chain for our projects is subject to existing tariffs, as we have entered into customer relationships with manufacturers in many other countries that will be able to independently produce materials for our solar energy and battery energy storage systems in the near term. While these actions have the intention of minimizing the effect of tariffs and potential supply chain disruptions on our business by reducing our reliance on China, we may not succeed or be able to continue to do so on attractive terms or at all. For example, for solar projects reaching commercial operation date in 2022 and the first half of 2023, none of our modules were sourced from China. We anticipate the construction of 304 MW of solar energy and energy storage systems over the course of the second half of 2023 and 2024, a majority of which are either fully constructed or have shifted delivery risk to the applicable engineering, procurement and construction (“EPC”) contractors. Under our agreements with EPC contractors, delays driven by supply chain disruptions and/or any incremental costs due to constrained capacity in said supply chain would result in liquidated damages to the Company. We believe such liquidated damages could compensate us for any reasonably expected delays. Further, we expect to directly source approximately 218 MW of solar energy systems planned for construction in 2023 and 2024 from a variety of suppliers outside of China. However, the uncertainty around the DOC’s investigation into AD/CVD duties may expose us to increased product prices. While the Biden Administration’s tariff exemption reduces the near-term risk that our suppliers will be exposed to tariffs, to the extent there is a determination in the future that companies are circumventing such duties by manufacturing crystalline silicon cells and modules outside of China, we may experience a material adverse effect on our business, financial condition and results of operations.

We cannot predict what additional actions the U.S. may adopt with respect to tariffs or other trade regulations or what actions may be taken by other countries in retaliation for such measures. If additional measures are imposed or other negotiated outcomes occur, our ability to purchase these products on competitive terms or to access specialized technologies from other countries could be further limited, which could adversely affect our business, financial condition and results of operations.

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Any changes in our effective tax rates or tax liabilities could adversely affect our results of operations and financial condition. Our future effective tax rates or tax liabilities could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expansion into or future activities in new jurisdictions;

•	the availability of tax deductions, credits, exemptions, refunds, and other benefits to reduce tax liabilities;

•	tax effects of share-based compensation;

•	changes in the tax characterization of certain of our activities or investments; and

•	changes in tax laws, tax regulations, accounting principles, or interpretations or applications thereof.

For example, the Inflation Reduction Act extended certain tax credits for renewable energy facilities. As part of these changes, certain facilities will be subject to additional requirements and/or limitations which may increase the cost to develop or finance such facilities. The exact impact of these changes is not fully known. These and any other changes to government incentives that impose additional restrictions or favor certain renewable energy sources or projects over our renewable energy sources or projects could increase costs, limit our ability to utilize tax benefits, reduce our competitiveness, and/or adversely impact our growth, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, an adverse outcome arising from an examination of our income or other tax returns could result in higher tax exposure, penalties, interest, or other liabilities that could have an adverse effect on our operating results and financial condition.

Further, our ITCs will be subject to recapture if our relevant energy systems, including our solar or storage energy facilities cease to be qualifying property or undergo certain changes in ownership within five years of the date such system is placed in service. The amount of such recapture decreases for each successive year the relevant system is in place. If such recapture were to occur, we could owe certain tax liabilities or indemnities, including penalties and interest, based on those recaptured ITCs.

If either (a) the solar energy systems in which we are invested cease to be qualifying property or are disposed of within five years of the applicable placed in service date of such property or (b) the IRS makes a determination that the tax basis of any such solar energy system is materially lower than what was reported on the applicable tax returns, we may have to pay significant amounts to the partnerships that own such solar energy systems, to any purchasers of ITCs, to our tax-equity investors, and/or to the U.S. government, and any such payment obligations could adversely affect our results of operations and financial condition.

ITCs are subject to recapture if a solar energy system ceases to be qualifying property for any reason (e.g., due to a solar energy system becoming temporarily or permanently nonoperational) or if it is directly or indirectly disposed of within five years of its placed in service date. The ITCs subject to recapture with respect to a solar energy system decrease by 20% on each anniversary of such solar energy system’s placed in service date. If such a recapture event were to occur with respect to one of our solar energy systems in which we are invested, we could owe the partnership that owns such system, thetax-equityinvestors in such partnership, or an ITC purchaser, an amount equal to the value of theamount of the ITCs that were recaptured. We could also be subject to tax liabilities, including interest and penalties. Any such recapture could adversely affect our results of operations and financial condition.

The ITCs available to be claimed with respect to any solar energy system are determined in part by the tax basis of the applicable solar energy system. The tax basis of the solar energy systems in which we are invested are reported on the tax returns of the partnerships that own the applicable solar energy systems. The tax basis reported on any such tax return is typically based on the appraised fair market value of the applicable solar energy system and/or the purchaser price of any solar energy system. The IRS may review the basis on audit and determine whether any tax credits previously claimed should be reduced. In these circumstances, if the basis is determined to be less than reported, we may owe ourtax-equityinvestors or ITC purchasers an amount equal to the value of their share of the ITCs claimed on the difference, plus any costs and expenses associated with a challenge to that valuation. We could also be subject to tax liabilities, including interest and. Any such determination by the IRS could adversely affect our results of operations and financial condition.

If 50% or more of the value of our stock is held by tax-exempt entities that each own at least 5% of our stock and we do not file a timely irrevocable election to not be treated as a tax-exempt entity under Section 168(h)(6) of the Code, it could adversely affect our results of operations and financial condition. If we do make such an election, tax-exempt entities that own our stock may face adverse tax consequences from owning our shares.

We are invested in a number of partnership arrangements in which we customarily agree to indemnify the partnership and any other investor in the partnership for losses incurred if we become a tax-exempt entity for federal income tax purposes. Similarly, we may provide representations and/or indemnities to tax credit purchasers if we become a tax-exempt entity for federal income tax purposes. We may be considered a tax-exempt entity if 50% or more of the value of our stock is held by tax-exempt entities that each own at least 5% of our stock and we do not file a timely irrevocable election to not be treated as a tax-exempt entity for purposes of Section 168(h)(6) of the Code (any such election, a “Section 168(h)(6)(F) Election”). We may not be aware of ownership changes of our stock that would cause us to be considered a tax-exempt entity, or we may not be aware of such ownership changes in sufficient time, such that it is impracticable to timely make a Section 168(h)(6)(F) Election.

If we become a tax-exempt entity and we do not make a Section 168(h)(6)(F) Election, a portion of the assets held by partnerships in which we hold an interest could be classified as tax-exempt-use property. Tax-exempt use property is not qualifying property for purposes of the ITC, which could result in recapture or reduction of ITCs, and is ineligible for accelerated depreciation. If property of any partnership in which we hold an interest is classified as tax-exempt use property as a result of our new status as a tax-exempt entity, we could owe certain of our affected partnerships, or tax credit purchasers, or the other investors in such partnerships, an amount equal to the losses incurred by such persons from delayed depreciation deductions, recapture of ITCs and interest and penalties, which could adversely affect the results of our operations and financial condition.

If we would otherwise become a tax-exempt entity and do make a Section 168(h)(6)(F) Election, none of the assets of any of partnership in which we hold an interest would be classified as tax-exempt use property as a result of our ownership. However, our Section 168(h)(6)(F) Election would result in interest received or accrued from us, gain on the sale of our stock and certain dividends received or accrued from us being treated as “unrelated business taxable income” (“UBTI”) to any tax-exempt shareholder. The potential for income to be characterized as UBTI could make our shares an unsuitable investment for a tax-exempt entity. Tax-exempt shareholders are urged to consult their tax advisors regarding the tax consequences of an investment in our shares.

U.S. federal income tax law is not clear regarding when our projects can be considered to have been “placed in service,” and we have obligations to indemnify some of our tax-equity investors if the IRS is successful in asserting that the relevant tax-equity fund did not place in service the system it owns. If we were required to make any payments as a result of this indemnity, it could adversely affect our results of operations and financial condition.

Generally, only the entity that originally places a solar energy system in service may claim an ITC. The term “placed in service” for U.S. federal income tax purposes is not statutorily defined, and while the IRS and tax court decisions have provided general guidance related to the factors that should determine when property is placed in service for U.S. federal income tax purposes, it has not provided any guidance specifically related to this issue for solar energy systems. We currently have indemnification obligations in place with some of our tax-equity investors for ITC losses resulting from a determination that solar energy systems were placed in service for U.S. federal income tax purposes prior to being transferred to the relevant tax-equity fund. If the IRS were to assert that these solar energy systems were placed in service for U.S. federal income tax purposes before being transferred to the relevant tax-equity fund, it could lead to the loss of the ITCs claimed on these systems, and any resulting indemnification payments that we may be required to make to our tax-equity investors, now or in the future, could adversely affect our financial condition.

Changes in the treatment of renewable energy certificates may adversely impact our business.

A significant portion of our business revenue is generated from the sale of RECs, in particular SRECs. RECs represent the “renewable” nature of the electricity. The creation of RECs depends on the type of renewable energy, such as solar, and includes criteria such as location, size, date of operation of the project, and energy delivery needs. RECs can be sold bundled with electricity or sold separately. The demand for RECs, and their associated price, may change depending on the availability of renewable electricity in a particular jurisdiction and the need for other entities to purchase RECs to meet regulatory or other requirements or expectations. To the extent that renewable energy becomes more prevalent, the price of RECs could fall which would result in an adverse impact upon our revenues from the sale thereof. Additionally, some jurisdictions may favor certain types of renewable power generation over others with respect to the creation and value of RECs, which may impact the value of RECs. For example, the RPS in certain jurisdictions requires a minimum portion of the renewable capacity to be met by solar energy, which may result in a premium for SRECs. However, requirements related to the creation and value of RECs are subject to change, and it cannot be guaranteed that our operations will always generate higher value RECs. Furthermore, regulatory changes that lower the value assigned to RECs generated in connection with certain of our assets have the potential to materially adversely affect our financial condition.

We are required to comply with complex recordkeeping requirements associated with the generation and sale of RECs. Such requirements become more complex when RECs are separated from the electricity produced at our projects. If we do not comply with recordkeeping requirements, this could result in less RECs than expected. Separate sales may also impact how we are allowed to characterize the REC-less electricity, which could adversely impact our operations.

Changes to, or reductions in, tax credits and other financial incentives could materially adversely affect our business, financial condition and results of operation.

Our business depends in part on current government policies that promote and support solar energy and enhance the economic viability of solar energy systems. These incentives include tax credits and other financial incentives. A loss of, or reduction in, such incentives could decrease the attractiveness of new solar energy systems to tax-equity investors, which could adversely impact our business and our access to capital.

The federal government currently offers an ITC for the installation of certain solar energy facilities owned for business purposes. If construction on the facility began before January 1, 2020, the amount of the ITC available is 30%. If construction began during 2020 or 2021, and the facility was placed in service prior to January 1, 2022, the amount of the ITC available is 26%. If the facility is placed in service on or after January 1, 2022, the ITC available is 30% so long as certain requirements relating to prevailing wages and apprentices are satisfied or an exception to such requirements applies. The ITC has been a significant driver of the financing supporting the adoption of solar energy systems in the United States. Any future reduction in these tax credits may impact the attractiveness of solar energy systems and have an adverse effect on our business, financial condition and results of operations.

The economics of purchasing a solar energy system and energy storage system are also improved by eligibility for accelerated depreciation, also known as the modified accelerated cost recovery system (“MACRS”), which allows for the depreciation of equipment according to an accelerated schedule set forth by the IRS. This accelerated schedule allows a taxpayer, such as a tax-equity investor, to recognize the depreciation of tangible solar property on a five-year basis even though the useful life of such property is generally greater than five years. To the extent that these policies are changed in a manner that reduces the incentives that benefit our business, we may experience reduced revenues and increased financing costs and encounter difficulty obtaining financing.

The book value of our solar energy systems reflects in part the value attributable to the ITCs available to be claimed with respect to such systems, and any revaluation of such systems subsequent to the claiming of such ITCs—as a result of a sale of such systems or otherwise—would likely reflect an impairment reflective of the loss of such ITC value.

The book value of our solar energy systems reflects in part the value attributable to the ITCs available to be claimed with respect to such systems, and any revaluation of such systems subsequent to the claiming of such ITCs—as a result of a sale of such systems or otherwise—would likely reflect an impairment associated with the loss of such ITC value. As described further in the notes to the consolidated financial statements contained elsewhere in this prospectus, management reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The cash flow estimates used both for estimating fair value and the undiscounted cash flow analysis are inherently judgmental and reflect current and projected trends in electricity rates, electricity production, SREC prices, operating expenses and estimated useful lives for the applicable assets. If an indicator of potential impairment exists, the asset is tested for impairment by comparing its carrying value to the estimated future undiscounted cash flows. To the extent an impairment loss is necessary, the excess of the carrying value of the asset over its estimated fair value is recognized as an adjustment to the cost of the asset and a charge against our earnings for the period in which such impairment is recognized.

Risks Related to this Offering and Our Common Stock

We have a history of losses and may not achieve or sustain profitability in the future.

We have suffered recurring losses from operations and have been dependent on new investment to sustain our operations. During the years ended December 31, 2022, 2021 and 2020, we reported net losses of $45.0 million, $56.2 million and $20.3 million, respectively, and during the six months ended June 30, 2023, we reported a net loss of $24.6 million. We may not achieve profitability in the foreseeable future, if at all. In addition, our operating expenses may be more than our future revenue growth. We expect our future cost of revenue and operating expenses to continue to increase in the foreseeable future as we continue to expand our operations.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2024, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be a “non-accelerated filer.” Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our second annual report following the offering. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. In this regard, we may face particular challenges given our historical reliance on GSAM to externally manage us pursuant to the Management Services Agreement and the risk that we may not be able to retain all accounting, legal, information technology and other personnel and systems that we have historically been provided to us following the Internalization Transaction. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters, based on numerous factors which we discuss in “Underwriting (Conflicts of Interest),” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class-action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Certain of the Existing Owners will hold a significant portion of the voting power of our common stock.

While we do not expect to be a “controlled company” within the meaning of NYSE’s corporate governance standards, upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares and an assumed initial public offering price for our common stock of $             per share (the midpoint of the price range set forth on the cover of this prospectus)), GSAM and the UC Regents will own approximately     % of our common stock. As a result, they will have significant influence on the outcome of all matters requiring stockholder approval, including mergers and other material transactions and the composition of our board of directors. The existence of a significant stockholder may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in our best interests.

So long as GSAM and the UC Regents continue to control a significant amount of our common stock, they will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, their interests may differ or conflict with the interests of our other stockholders. In addition, they may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Such entities and persons may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a significant stockholder.

Certain Designated Parties are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable such Designated Parties and their respective affiliates to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that our directors who are not also our officers, including any such directors affiliated with GSAM, and their respective portfolio investments and affiliates (collectively, the “Designated Parties”) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

•	permit such Designated Parties to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•

provide that if such Designated Parties, or any employee, partner, member, manager, officer or director of such Designated Parties who is also one of our directors, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

The Designated Parties may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, the Designated Parties may dispose of solar energy and energy storage systems in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to the Designated Parties could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of Capital Stock.”

Our amended and restated certificate of incorporation and bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:

•

initially dividing our board of directors into three classes of directors, with each class serving staggered three-year terms, and transitioning to an annually elected board at the third annual meeting following the completion of this offering;

•

providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•

permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•

permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

•

requiring, while we have a staggered board, the affirmative vote of the holders of at least 66.66% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause;”

•	prohibiting cumulative voting in the election of directors;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our or our stockholders’ behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees, agents and stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), our amended and restated certificate of incorporation or our bylaws, (iv) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by applicable law, the federal district courts of the U.S. are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors. For example, the Court of Chancery of the State of Delaware recently determined a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of our common stock in subsequent offerings. As of                 , 2023, after the completion of this offering, we will have                  outstanding shares of common stock, including                  shares of common stock that we are selling in this offering but excluding the                  shares of common stock that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, GSAM and the UC Regents (assuming an initial public offering price for our common stock of $             per share (the midpoint of the price range set forth on the cover of this prospectus)) will collectively own                  shares of common stock, representing approximately     % (or     % if the underwriters’ option to purchase additional shares is exercised in full) of our outstanding common stock. All such shares, and other shares held by the Existing Owners, are restricted from immediate resale under the federal securities laws but may be sold into the market in the future. We expect that GSAM and the UC Regents will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreements.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                  shares of our common stock issued or reserved for issuance under our long-term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $             per share because the initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution will result because our earlier investors paid substantially less than the initial public offering price when they initially acquired their interests in us. In addition, you may also experience additional dilution upon future equity issuances, the exercise of stock options to purchase common stock granted to our employees and directors under our stock option and equity incentive plans or the exercise of warrants to purchase common stock. See “Dilution.”

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We and all of our directors and executive officers have entered or will enter into lock-up agreements, and substantially all of our other stockholders immediately prior to this offering will be governed by provisions of our amended and restated certificate of incorporation, in each case pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of                  days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See “Underwriting (Conflicts of Interest)” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We may issue preferred stock the terms of which could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases to cover us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who covers us downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

We are not, and do not intend to become, regulated as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”) (and similar legislation in other jurisdictions) and, if we are deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We are not and do not intend to become regulated as an investment company and we intend to conduct our activities so we will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We are and will be limited in the types of acquisitions that it may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose of. Moreover, if anything were to happen which would cause us to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among GSAM and us would be impaired, the type and number of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the restructuring of our company and our operating subsidiaries, the amendment of our governing documents or the dissolution of our company, any of which could materially adversely affect the value of our common stock.

General Risk Factors

The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations.

On February 24, 2022, Russian military forces invaded Ukraine, and sustained conflict and disruption in the region is likely. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage.

Russia’s recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military action against Ukraine have led to an unprecedented expansion of sanction programs imposed by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic, including, among others:

•

blocking sanctions against some of the largest state-owned and private Russian financial institutions (and their subsequent removal from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system) and certain Russian businesses, some of which have significant financial and trade ties to the European Union;

•	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities; and

•

blocking of Russia’s foreign currency reserves as well as expansion of sectoral sanctions and export and trade restrictions, limitations on investments and access to capital markets and bans on various Russian imports.

In retaliation against new international sanctions and as part of measures to stabilize and support the volatile Russian financial and currency markets, the Russian authorities also imposed significant currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed various restrictions on transacting with non-Russian parties, banned exports of various products and other economic and financial restrictions. The situation is rapidly evolving as a result of the conflict in Ukraine, and the United States, the European Union, the United Kingdom and other countries may implement additional sanctions, export controls or other measures against Russia, Belarus and other countries, regions, officials, individuals or industries in the respective territories. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations.

We are actively monitoring the situation in Ukraine and assessing its impact on our business, including our business partners and customers. To date we have not experienced any material interruptions in our infrastructure, supplies, technology systems or networks needed to support our operations. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. Any of the abovementioned factors could affect our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this prospectus.

We may be exposed to uninsurable losses and may become subject to higher insurance premiums.

While we maintain certain insurance coverage, including property insurance coverage for catastrophic losses such as hurricanes, earthquakes or floods, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims or are subject to higher deductibles, our financial position could be materially and adversely affected. Our insurance policies may cover losses as a result of certain types of natural disasters or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits that may not be adequate. Our insurance policies are subject to review by our insurers and may not be renewed on similar or favorable terms or at all.

Seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success.

Our business could be adversely affected if we are required to enforce contracts through the courts and we are unsuccessful or incur significant amounts of time and expenses seeking to do so. High litigation costs and long delays make resolving commercial disputes in court time consuming and expensive. Such costs can be difficult to calculate with certainty. In addition, in certain jurisdictions in which we currently conduct business or may seek to conduct business in the future, there can be uncertainty regarding the interpretation and application of laws and regulations relating to the enforceability of contractual rights.

We may experience increased labor costs, including as a result of changes in applicable laws and regulations, and the unavailability of skilled workers or our failure to attract and retain qualified personnel could adversely affect us.

We and the third-party service providers we contract with are dependent upon the available labor pool of skilled employees. We and our service providers compete with other energy companies and other employers to attract and retain qualified personnel with the technical skills and experience required to construct and operate our fleet and our pipeline and to provide our customers with the highest quality service. We and our service providers are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. A shortage in the labor pool of skilled workers in the U.S., or other general inflationary pressures or changes in applicable laws and regulations, could make it more difficult for us or our service providers to attract and retain qualified personnel and could require an increase in the wage and benefits packages that we offer or an increase in the rates of our service providers, thereby increasing our operating costs. For example, the Inflation Reduction Act imposed certain prevailing wage requirements related to tax credit availability which may impact our labor costs going forward. Any increase in our operating costs could materially and adversely affect our business, financial condition, operating results, liquidity and prospects.

We may be exposed to force majeure events.

The occurrence of a significant event that disrupts the ability of our fleet to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Our fleet and our pipeline could be exposed to severe weather conditions, natural disasters and potentially catastrophic events. An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our fleet and/or our pipeline could also disrupt its ability to generate or sell power. In certain cases, there is the potential that some events may not excuse us from performing our obligations pursuant to agreements with third parties and therefore may expose us to liability.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

These statements generally relate to future events or our future financial or operating performance. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as “may,” “will,” “likely,” “should,” “expect,” “anticipate,” “could,” “contemplate,” “target,” “anticipate,” “future,” “plan,” “believe,” “intend,” “goal,” “seek,” “estimate,” “project,” “target,” “predict,” “potential,” “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. There are many reasons we may not achieve the results we disclose in this prospectus, including, without limitation, the factors listed below:

•	changes to irradiance at our solar facilities or to weather generally or increases in global temperatures, as a result of climate change, or otherwise, at any of our solar facilities;

•	volatility in supply and demand in the energy markets;

•	our inability to re-negotiate or replace expiring PPAs on similar terms;

•

our inability to obtain long-term contracts for the sale of our power produced by our projects on favorable terms and our inability to meet certain milestones and other performance criteria under existing PPAs;

•	our failure to be able to sell SRECs at attractive prices;

•	potential losses due to our guarantee of certain of the obligations of our projects and other subsidiaries;

•	our ability to use tax-equity arrangements to finance projects;

•	disruptions in our supply chain for materials and components and increased logistics costs;

•	competition from traditional utilities and renewable energy companies;

•	advances in technology that impair or eliminate the competitive advantage of our projects;

•	an increase in the amount of uncontracted generation in our portfolio;

•	our concessions and licenses not being renewed;

•	our real property rights for solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us;

•	increases in the cost of operating our facilities;

•	equipment failures and the costs and potential liabilities associated with such failures;

•	solar energy systems may not perform as we expect;

•	our ability to effectively manage the Internalization Transaction or realize the anticipated benefits thereof;

•	our inability to identify sufficient investment opportunities and complete transactions;

•	our ability to successfully manage the Mercedes-Benz Joint Ventures or realize the anticipated benefits thereof;

•	our ability to identify and acquire sites for the development of HPC EV Stations and to successfully develop those HPC EV Stations at all or at the scale expected for the Mercedes-Benz Joint Ventures;

•	our ability to successfully integrate the assets acquired in or realize the benefits from acquisitions, including the NES Acquisition;

•	risks associated with projects that remain under development or construction;

•	widespread adoption of solar energy and energy storage technology;

•	inability to efficiently acquire a large number of additional “middle-market” solar energy projects or otherwise adapt to the needs of our customer base;

•	construction and operational issues and other unforeseen challenges associated with deploying new technology;

•	our concentration in certain markets;

•	availability and access to interconnection facilities and transmission systems;

•	counterparties to our contracts not fulfilling their obligations;

•	credit, commodity price and interest rate risk;

•	customer contracts not including inflation-based price increases;

•	generating facilities affected by local communities;

•	our reliance on computerized business systems, which could expose us to cyber-attacks;

•	newly developed technologies that we invest in not performing as anticipated;

•	labor disruptions and economically unfavorable collective bargaining agreements;

•	reduction of our influence over our operating subsidiaries and subjection to additional obligations;

•	changes in demand for power or power derived from renewable energy sources;

•	developments in alternative energy transition, energy efficiency technologies and energy storage;

•	changes in our credit ratings;

•	our high level of indebtedness and relatively large fixed costs;

•	non-competition covenants which we are subject to;

•	adverse developments affecting the financial services industry;

•	our failure to comply with or our inability to maintain governmental permits;

•	litigation and other disputes and governmental regulatory investigations;

•	complex EHS laws and regulations;

•	physical hazards;

•	increased regulation on our operations;

•	changes in existing regulatory requirements for solar facilities or a change in U.S. presidential administrations;

•	regulatory and economic barriers to the purchase and use of solar energy systems by electric utility policies and regulations;

•	increases in the cost or reduction in supply of solar energy and energy storage system components due to tariffs or trade restrictions imposed by the U.S. government;

•	changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns and tax inefficiencies;

•

our solar energy systems ceasing to be qualifying property or being disposed of within five years of the applicable placed in service date or an IRS determination that the tax basis of our solar energy systems is materially lower than that reported on the applicable tax return;

•	50% of more of our stock being held by tax-exempt entities that each own at least 5% of our common stock and our failure to make a timely Section 168(h)(6)(F) Election;

•	uncertainty regarding when our projects can be considered to have been “placed in service” under U.S. federal income tax law;

•	changes in treatment of RECs;

•	changes to, or reductions in, tax credits and other financial incentives;

•	the book value of our solar energy system, reflecting, in part, the value available to be claimed with respect to such systems;

•	our history of losses;

•	the requirements and increased expenses associated with being a public company;

•	the effectiveness of our internal controls over financial reporting;

•	market price risks;

•	significant influence over our business by certain of the Existing Owners;

•	competition with Designated Parties;

•	future sales of our common stock in the public market, or the perception that such sales may occur;

•	limitations to our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents;

•	dilution;

•	waiver or release of parties to the lock-up agreements;

•	possible issuance of preferred stock;

•	energy marketing risks;

•	volatility of the global financial markets and uncertain economic conditions;

•	the ongoing military action between Russia and Ukraine;

•	uninsurable losses and higher insurance premiums;

•	the growth of our portfolio and our inability to realize the expected benefits of transactions or acquisitions;

•	seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success;

•	failure to attract and retain qualified personnel, increased labor costs, and the unavailability of skilled workers;

•	exposure to force majeure events; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $             million, based on the initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated expenses payable by us. Assuming that the underwriters’ option to purchase additional shares is exercised in full, we expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund approximately $275.0 million to $325.0 million of development and construction activities on our renewables, battery storage and EV charging pipeline projects through the end of 2025. We intend to use any remaining net proceeds for general corporate purposes, which may include opportunistically funding solar, battery storage, energy acquisitions and other strategic opportunities. Notwithstanding the generality of the foregoing, the principal purpose of this offering is to increase our capitalization and financial flexibility, create a public market for our common stock and increase our visibility in the marketplace. Immediately after receipt of the net proceeds of this offering, management may use a certain amount to temporarily pay down the balance of the New Revolving Credit Facility to more efficiently manage the Company’s liquidity and minimize interest expense. As development and construction expenditures become due, management will then redraw capital from the New Revolving Credit Facility to fund said expenditures. After this offering, the New Revolving Credit Facility will bear interest for ABR Loans, at the Alternate Base Rate plus the Applicable Rate, ranging from 0.50% to 0.75% (as each such capitalized term is defined in the Credit Agreement), for Term Benchmark Loans, at the Adjusted Term SOFR Rate plus the Applicable Rate, ranging from 1.50% to 1.75% (as each such capitalized term is defined in the Credit Agreement), or for RFR Loans, at the Adjusted Daily Simple SOFR plus the Applicable Rate, ranging from 1.50% to 1.75% (as each such capitalized term is defined in the Credit Agreement) and matures in February 2028.

Certain of the underwriters and/or their affiliates are agents or lenders under our New Revolving Credit Facility, and therefore, may receive a portion of the net proceeds from this offering to the extent any such proceeds are used to manage the Company’s liquidity and repay amounts outstanding thereunder. See “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, the agreements governing our indebtedness may place restrictions on our ability to pay cash dividends. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our current and anticipated cash needs;

•	our capital requirements, including future acquisitions and existing reinvestment opportunities;

•	legal, tax, regulatory and contractual restrictions and implications on the payment of dividends by us to our shareholders; and

•	such other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2023:

•	Our Predecessor on an actual basis as of June 30, 2023; and

•

MN8 Energy on an as adjusted basis to give effect to (i) the Internalization Transaction and the Corporate Reorganization and this offering and (ii) the use of proceeds therefrom as if such transactions occurred on June 30, 2023.

The following table should be read together with our predecessor’s consolidated financial statements and related notes, and the sections titled “Summary Historical and Pro Forma Condensed Consolidated Financial and Operational Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Consolidated Financial Statements” that are included elsewhere in this prospectus.

	As of June 30, 2023
	Actual (Predecessor)	As Adjusted (MN8 Energy)
	(in thousands)
Cash and cash equivalents	$117,199	$

Long-term debt(1):
3.77% Senior Secured Notes due 2044(2)	$406,725	$
3.10% Senior Secured Notes due 2046(2)	$561,442	$
3.30% Senior Secured Notes due 2047(2)	$247,269	$
New Revolving Credit Facility	$127,000	$
Warehouse Facility	$277,521	$
Project-Level Notes Payable(3)	$627,665	$
Total debt	$2,247,622	$

Redeemable non-controlling interests	56,315
Equity:
Members’ / shareholders’ equity	1,593,658		—
Common stock—$0.01 par value; no shares authorized, issued or outstanding (actual); 1,000,000,000 shares authorized and shares issued and outstanding (pro forma)	—
Preferred stock; no shares authorized, issued or outstanding (actual), 500,000,000 shares authorized, shares issued or outstanding (pro forma)	—		—
Additional paid in capital	—
Accumulated other comprehensive income	612
Non-controlling interest	193,768
Total Equity	1,788,038

Total capitalization	$4,091,975	$

(1)	All outstanding amounts of indebtedness shown at principal amount.
(2)

The Senior Secured Notes are the obligations of our subsidiary portfolios and we do not guarantee the indebtedness represented thereby; however, we consolidate the assets and liabilities of each such subsidiary portfolio on our consolidated balance sheet. See Note 7 to our unaudited consolidated financial statements included elsewhere in this prospectus.

(3)	See Note 7 to our unaudited consolidated financial statements included elsewhere in this prospectus for additional information regarding our project-level notes payable.

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as further adjusted net tangible book value per share of our common stock immediately after this offering. Dilution in as further adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our common stock in this offering and the as further adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our as adjusted net tangible book value as of June 30, 2023, was $             million, or $             per share. Our as adjusted net tangible book value per share represents the amount of our historical tangible book value as of June 30, 2023, after giving effect to the Internalization Transaction and the Corporate Reorganization, which will occur immediately prior to or contemporaneously with the completion of this offering.

After giving effect to the sale by us of shares of our common stock in this offering at the initial public offering price of $             per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as further adjusted net tangible book value as of June 30, 2023, would have been $             million, or $             per share. This represents an immediate increase in as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Initial public offering price per share		$
As adjusted net tangible book value per share as of ,	$
Increase in as adjusted net tangible book value per share attributable to investors purchasing shares of our common stock in this offering	$

As further adjusted net tangible book value per share of our common stock immediately after the completion of this offering (after giving effect to the Internalization Transaction and the Corporate Reorganization)

$

Dilution in as adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering		$

The following table presents, as of June 30, 2023, after giving effect to (i) the Internalization Transaction, (ii) the Corporate Reorganization and (iii) the sale by us of shares of our common stock in this offering at the initial public offering price of $             per share, the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands)
Existing stockholders		%	$	%	$
Investors purchasing shares of our common stock in this offering		%	$	%	$

Totals		%	$	100%	$

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock. If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own         % and the investors purchasing shares of our common stock in this offering would own         % of the total number of shares of our common stock outstanding immediately after completion of this offering, after giving effect to the Corporate Reorganization.

To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the historical financial condition and results of operations of our accounting predecessor should be read in conjunction with “Selected Consolidated Financial Data” and the audited consolidated financial statements of our accounting predecessor and the related notes thereto included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that are subject to risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those discussed under “Cautionary Language Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus.

Overview

We are a renewable energy company. Our mission is to serve enterprise customers by providing the renewable energy and related services that these customers need on their journey to an electrified, decarbonized world. To achieve this mission, we generate renewable energy with our fleet of solar projects and are able to store energy in our fleet of battery projects, in each case tailored to the needs of individual enterprise customers. In 2022, we were one of the largest independent solar energy and energy storage power producers in the U.S. and one of the top 5 largest solar and storage asset owners overall in the U.S., based on the total gross capacity of our projects that were operating according to S&P Global Market Intelligence. As of June 30, 2023, our fleet was composed of over 875 projects spread across 28 states with an aggregate capacity of approximately 2.7 GW of operating and 0.2 GW of under construction solar projects and approximately 270 MW of operating battery storage projects. We have a blue-chip set of over 200 enterprise customers, many of whom have bold decarbonization objectives, which we believe will provide us with many add-on commercial opportunities in the years to come.

Basis of Presentation

Unless otherwise indicated, the historical financial and operating information presented in this section is that of MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC), the predecessor of MN8 Energy for financial reporting purposes.

The financial information and certain other information presented in this section have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in certain tables in this prospectus. In addition, certain percentages presented in this section reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

For historical non-controlling interests associated with OpCo, net income was allocated in the consolidated statements of members’ equity first in an amount equal to the OpCo Incentive Allocation held by GSAM that was earned during the reporting period, with the remaining income allocated using the profit and loss percentages contained in the OpCo LLC Agreement. The non-controlling interest associated with OpCo is expected to be eliminated in connection with the Corporate Reorganization. For additional information regarding the OpCo Incentive Allocation and the transactions pursuant to which it was eliminated, see the section of this prospectus titled “Internalization Transaction and Corporate Reorganization.”

Key Factors Affecting Our Performance

Our results of operations and our ability to sustain and grow our business over time could be impacted by a number of factors and trends that affect our industry generally, as well as new offerings of services and products we may acquire or seek to acquire in the future. Additionally, our business is concentrated in certain markets, putting us at risk of region-specific disruptions such as adverse economic, regulatory, political, weather and other conditions. See “Risk Factors” elsewhere in this prospectus for further discussion of risks affecting our business. We believe the factors discussed below are key to our success:

Capitalizing on Growth Opportunities

We believe we are in the beginning stages of a market opportunity driven by a secular megatrend of transitioning away from traditional energy sources to renewable energy. Further, we believe we have identified a trend in the renewable energy markets whereby stakeholders are increasingly placing a premium on actual and potential future growth, rather than the historical industry focus on yield, as the market for such products and services rapidly expands. In this regard, we have experienced significant growth in our asset value and revenue since our formation in 2017 through organic project development and acquisitions and we believe we have become a leading operator of solar energy and energy storage systems across 28 states. As of June 30, 2023, our fleet consists of approximately 2.7 GW of operating and 0.2 GW of under construction solar projects as well as approximately 270 MW of operating energy storage projects. In addition to our fleet of operating and under construction projects, the projects in our development pipeline consist of approximately 3.7 GW in solar capacity, approximately 1.3 GW (or approximately 5.3 GWh) in energy storage capacity and 2,700 EV charging ports as of June 30, 2023. These projects are in various stages of the development process and we are targeting commercial operation dates between 2024 and 2029. Our rapid growth since our formation in 2017 and our execution of our future growth strategy has impacted and will continue to significantly impact our results of operations.

Focus on Long-term Contracts and Creditworthiness of Counterparties

We focus on achieving long-term contracted revenues diversified across end markets with high-credit quality off-takers. As of June 30, 2023, 99% of our operating revenue was contracted, over the following two to five years under a mix of short and long-term fixed price contracts with creditworthy counterparties. For the year ended December 31, 2022 and the six months ended June 30, 2023, merchant revenue comprised approximately 4% and 1% of revenues from our sales of energy, respectively.

To help mitigate inflationary pressures, we seek to enter into PPAs that include price escalators. We have been successful in negotiating PPAs with annual price escalators of approximately 1 to 2% with over half of our off-takers.

Our revenues depend in large part upon our PPAs with third-party off-takers. We have historically focused on entering into PPA arrangements with investment grade rated off-takers. As of June 30, 2023, approximately 91% of our contracted operational MWs are with investment grade rated customers, approximately 7% are with unrated customers whose credit risk we view as equivalent to investment grade, and approximately 1% are from community solar, a credit diversified portfolio. These off-takers included corporates, utilities, municipalities, state and federal entities and schools. We intend to continue to seek to enter into arrangements with high-quality off-takers in the future, reducing our exposure to counterparty credit risk.

In addition to our focus on contracting the substantial majority of revenues, we also are focused on market diversification and benefit from operating in multiple geographies with different solar regimes, capacity auctions and power pricing points, reducing exposure to any one power, SREC, REC or capacity price.

Project and Corporate-Level Financing

Our future growth depends in significant part on our ability to raise capital from third-party investors and lenders on competitive terms to help finance our corporate operations as well as the origination of our solar energy systems at the project level. We have historically used a variety of structures including capital commitments from our equity investors ($1.9 billion since our inception to June 30, 2023), debt facilities with commercial banks, capital markets issuances, tax-equity financing and construction loan financing to help fund our operations. See “Liquidity and Capital Resources—Debt.”

As of June 30, 2023, our indebtedness consisted of a $450.0 million revolving credit facility ($127.0 million of which was outstanding as of such date), a $500.0 million warehouse facility ($277.5 million of which was outstanding on such date), $1.3 billion in green bonds ($1.2 billion of which was outstanding on such date), and an aggregate $627.7 million in project-level loans. Our ability to raise capital from third-party investors and lenders is also affected by general economic conditions, the state of the capital markets, inflation levels and concerns about our industry or business. We have historically used a variety of financing structures to finance our operations and, with the exception of the capital commitments from our equity investors (the current remaining undrawn, $206.8 million, were terminated prior to this offering), intend to continue using substantially similar financing structures following the consummation of this offering in addition to our increased ability to access the public equity markets and other sources of financing. See “Risk Factors—Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.”

In February 2023, we fully repaid and terminated the Subscription Facility with capital contributions from the Existing Owners to our Predecessor in connection with our entry into the New Revolving Credit Facility. The New Revolving Credit Facility will be used to finance our operating and investing activities. The credit agreement governing the New Revolving Credit Facility contains customary affirmative covenants, including regarding financial reporting, existence, maintenance of insurance and properties, inspection rights, maintenance of collateral, and compliance with laws. The credit agreement contains various negative covenants, including restrictions on the borrower’s ability to incur indebtedness, grant liens, make fundamental changes, dispose of assets, and fund dividends, distributions, investments, or acquisitions, and customary events of default, subject to certain exceptions and cure periods. We are also subject to certain financial covenants. The failure to comply with such financial covenants could result in an event of default, if not cured.

Cost of Solar Energy and Battery Storage Systems

Although the solar panel market has seen an increase in supply in recent years, upward pressure on prices may occur due to growth in the solar industry, regulatory policy changes, tariffs and duties, supply chain disruptions and an increase in demand. As a result of these developments, we may pay higher prices on imported solar modules, which may make it less economical for us to serve certain markets. Attachment rates for energy storage systems have trended higher while the price to acquire has trended downward making the addition of energy storage systems a potential area of growth for us. See “Risk Factors” elsewhere in this prospectus for further discussion of risks relating to increased costs of solar energy and energy storage components.

Seasonality

The amount of electricity our solar energy systems produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months and poor weather conditions due to rain or snow results in less irradiation, the output of solar energy systems will vary depending on the season and the overall weather conditions in a year. Based on a calendar year, our strongest season of profitability is typically the third quarter of the year and our weakest is typically the first quarter of the year. While we expect seasonal variability to occur, the geographic diversity in our assets helps to mitigate our aggregate seasonal variability.

Government Regulations, Policies and Incentives

Our growth strategy depends in significant part on government policies and incentives that promote and support solar energy and enhance the economic viability of distributed solar. These incentives come in various forms, including net metering, eligibility for accelerated depreciation such as MACRS, SRECs, tax abatements, rebate and renewable target incentive programs and tax credits, particularly the ITC. We are a party to a variety of agreements under which we may be obligated to indemnify the counterparty with respect to certain matters. Typically, these obligations arise in connection with contracts and tax-equity partnership arrangements or in connection with a sale of tax credits, under which we customarily agree to hold the other party harmless against losses arising from a breach of warranties, representations, and covenants related to such matters as title to assets sold, negligent acts, damage to property, validity of certain intellectual property rights, non-infringement of third-party rights, and certain tax matters including indemnification to customers, tax credit purchasers, and tax-equity investors regarding ITCs. The sale of SRECs has constituted a significant portion of our revenue historically, representing 24%, 27% and 27% of our revenue for each of the years ended December 31, 2022, 2021 and 2020, respectively and 20% and 24% of our revenue for the six months ended June 30, 2023 and 2022, respectively. A change in the value of SRECs or changes in other policies or a loss or reduction in such incentives could decrease the attractiveness of distributed solar to us and our customers in applicable markets, which could reduce our growth opportunities. Such a loss or reduction could also reduce our willingness to pursue certain customer acquisitions due to decreased revenue or income under our solar service agreements. Additionally, such a loss or reduction may also impact the terms of and availability of third-party financing. If any of these government regulations, policies or incentives are adversely amended, delayed, eliminated, reduced, retroactively changed or not extended beyond their current expiration dates or there is a negative impact from the recent federal law changes or proposals, our operating results and the demand for, and the economics of, distributed solar energy may decline, which could harm our business.

Supply Chain Constraints

Any change in the cost of solar panels, energy storage technology or other raw materials would impact the costs of constructing our projects and affect our financial results. In addition, both global and localized events could disrupt our international supply chains. Recently, we have experienced industry-wide supply shortages caused by the rapid expansion of the renewable energy market along with COVID-19-related supply disruptions. Moreover, the possibility of AD/CVD tariffs has created additional uncertainties in our supply of solar modules. Additionally, the U.S. government has imposed various trade restrictions on Chinese entities determined to be acting contrary to U.S. foreign policy and national security interests. While we have developed multiple supply sources in a variety of countries, we could still be adversely affected by increases in our costs, negative publicity related to the industry and the sourcing of raw materials and finished equipment, or other adverse consequences to our business.

The reliability of our supply chain is an important aspect of the growth of our business, and as such, we will continue to actively manage our supply chain and supply relationships to minimize the impact of such shortages and disruptions to our business, financial condition, and results of operations. For additional information, please see “Risk Factors—Disruptions in our supply chain for materials and components, alongside increased logistics costs, have adversely affected our business and may continue to do so” and “Risk Factors—Increases in the cost or reduction in supply of solar energy and energy storage system components due to tariffs or trade restrictions imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.”

Expansion of Product Offerings

As described under “Prospectus Summary—Our Growth Strategy—Expansion of Product Offerings,” we continue to evaluate and execute on opportunities to expand into adjacent areas to meet our customers evolving needs. For example, we recently entered into the Mercedes-Benz Joint Ventures, expanding our product offerings into EV charging infrastructure. The results of the Mercedes-Benz Joint Ventures—including the revenues we earn therefrom and the capital expenditures and operating expenses we incur pursuant thereto—will likely differ in certain respects from our historical revenues, expenditures and expenses associated with our power production and battery storage offerings. For example, we expect to earn revenues under the Mercedes-Benz Joint Ventures as a lessor of HPC EV Stations, with lease payments to be adjusted based on meeting the scheduled time of deployment of the applicable HPC EV Station and for the uptime of such HPC EV Station. While the revenues we generate under our PPAs are also subject to certain adjustments, they are typically “take or pay” contracts. In other words, the generation of revenues from the Mercedes-Benz Joint Ventures subjects us to different risks than those associated with the revenues we generate under our PPAs. These differences in revenues, expenditures and expenses are inherent in a business model that focuses in part on expansion into new product lines and may result from the Mercedes-Benz Joint Ventures and from future departures from our historical product offerings. For additional information, please see “Risk Factors—The Mercedes-Benz Joint Ventures are joint ventures and our investments could be adversely affected by our lack of sole decision-making authority and restrictions on transfer relating to the Mercedes-Benz Joint Ventures. The Mercedes-Benz Joint Ventures may also impair our operating flexibility and subject us to risks not present in our other investments that involve co-ownership,” “Risk Factors—We may be unable to identify and acquire sites for the development of HPC EV Stations and to successfully develop those HPC EV Stations at all or at the scale expected for the Mercedes-Benz Joint Ventures” and “Risk Factors—We may be unable to identify sufficient investment opportunities and complete transactions as planned.”

Recent Developments

Mercedes-Benz Joint Ventures

On January 4, 2023, we entered into definitive documentation with MBIC, an affiliate of Mercedes-Benz AG, to jointly construct, own and operate HPC EV Stations in strategic locations throughout the United States and Canada through the AssetCo joint venture. The Mercedes-Benz Joint Ventures contemplate the development of more than 400 HPC EV Stations with approximately 2,700 charging points by 2027. The HPC EV Stations will be an open network available for use by Mercedes-Benz and non-Mercedes-Benz customers through the DriveCo joint venture. To support the Mercedes-Benz Joint Ventures, we and MBIC have agreed to commit an aggregate of approximately $538.5 million to AssetCo through the earlier of (i) December 31, 2029 or (ii) the completion of the Roll Out Plan, and an aggregate of approximately $631.7 million to DriveCo, through the Commitment Period. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing projects under construction and post construction.”

For additional information, please see “Prospectus Summary—Recent Developments—Mercedes-Benz Joint Ventures.” For additional information regarding the risks associated with the

Mercedes-Benz Joint Ventures, please see “Risk Factors—The Mercedes-Benz Joint Ventures are joint ventures and our investments could be adversely affected by our lack of sole decision-making authority and restrictions on transfer relating to the Mercedes-Benz Joint Ventures. The Mercedes-Benz Joint Ventures may also impair our operating flexibility and subject us to risks not present in our other investments that involve co-ownership” and “Risk Factors—We may be unable to identify and acquire sites for the development of HPC EV Stations and to successfully develop those HPC EV Stations at all or at the scale expected for the Mercedes-Benz Joint Ventures.”

NES Acquisition and Derby Acquisition

On November 18, 2022, the Company consummated the NES Acquisition and on June 20, 2023, the Company consummated the Derby Acquisition. For additional information, please see “Prospectus Summary—Recent Developments—NES Acquisition and Derby Acquisition.”

Key Operational Metrics and Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key operational metrics and non-GAAP financial measures to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	Historical (Predecessor)					Pro Forma (MN8 Energy)
	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,	As of the Year Ended December 31,
	2023	2022	2022	2021	2020	2023	2022
			(in thousands)
Operating Megawatts Added and Generated:
Generation:
Megawatts added(1)	184 MW	326 MW	831 MW	254 MW	251 MW
Megawatts hours generated(2)	2,204,303 MWh	1,692,471 MWh	3,619,572 MWh	2,417,803 MWh	2,033,126 MWh
Megawatt capacity	2,724 MW	2,035 MW	2,540 MW	1,709 MW	1,455 MW
Storage:
Megawatt hours capacity of energy storage	1,065 MWh	1,065 MWh	1,065 MWh	504 MWh	4 MWh
Non-GAAP Financial Measures:
Adjusted EBITDA(3)	$130,863	$ 132,507	$241,141	$206,972	$186,705
Project Contribution Margin(4)	$151,667	$ 153,616	$303,419	$252,771	$238,840

(1)	Megawatts added includes acquisitions and projects achieving commercial operation.
(2)	Megawatt hours generated includes our proportionate share of megawatt hours generated from our equity investments.
(3)

Adjusted EBITDA is not a financial measure prepared in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income (loss), which was $(45.0) million, $(56.2) million and $(20.3) million for the years ended December 31, 2022, 2021 and 2020, respectively and $(24.6) million and $(21.9) million for the six months ended June 30, 2023 and 2022, respectively. For more information, see “Summary Historical and Pro Forma Condensed Consolidated Financial and Operational Data—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, for the periods presented.
(4)

Project Contribution Margin is not a financial measure prepared in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Project Contribution Margin is gross margin, which was $200.3 million, $167.6 million and $162.6 million for the years ended December 31, 2022, 2021 and 2020, respectively and $104.2 million and $100.3 million for the six months ended June 30, 2023 and 2022, respectively. For more information, see “Summary Historical and Pro Forma Condensed Consolidated Financial and Operational Data—Non-GAAP Financial Measures” for a reconciliation of Project Contribution Margin to gross margin, the most directly comparable GAAP measure, for the periods presented.

Key Operational Metrics

Generation

Megawatts Added

Megawatts added represents the aggregate megawatt nameplate capacity of solar energy systems for which panels, inverters, and mounting and racking hardware have been installed on premises during the period indicated. Megawatts added includes acquisitions and projects achieving commercial operation during the period indicated.

Megawatts added decreased from approximately 326 MW for the six months ended June 30, 2022, to approximately 184 MW for the six months ended June 30, 2023, primarily due to decreased acquisitions of solar energy systems and fewer solar energy systems placed in service.

Megawatts added increased from approximately 254 MW for the year ended December 31, 2021, to approximately 831 MW for the year ended December 31, 2022, primarily due to the acquisition of 443 MW of solar energy systems and 388 MW of solar energy systems placed in service.

Megawatts added increased from approximately 251 MW for the year ended December 31, 2020, to approximately 254 MW for the year ended December 31, 2021, primarily due to increased acquisitions of solar energy systems and more solar energy systems placed in service.

Megawatt Hours Generated

Megawatt hours generated represents the output of solar energy systems from operating solar energy systems during the period indicated. MWh generated relative to nameplate capacity can vary depending on multiple factors such as design, equipment, location, weather and overall system performance. MWh generated includes our proportional share of MWh generated from our equity investments.

Megawatt hours generated increased from approximately 1,692,471 MWh for the six months ended June 30, 2022, to approximately 2,204,303 MWh for the six months ended June 30, 2023, primarily due to the increased number of operating solar energy systems in our fleet.

Megawatt hours generated increased from approximately 2,417,803 MWh for the year ended December 31, 2021, to approximately 3,619,572 MWh for the year ended December 31, 2022, primarily due to the increased number of operating solar energy systems in our fleet.

Megawatt hours generated increased from approximately 2,033,126 MWh for the year ended December 31, 2020, to approximately 2,417,803 MWh for the year ended December 31, 2021, primarily due to the increased number of operating solar energy systems in our fleet.

Megawatt Capacity

Megawatt capacity represents the maximum output of electricity produced during the period indicated.

Megawatt capacity increased from approximately 2,035 MW as of June 30, 2022, to approximately 2,724 MW as of June 30, 2023, primarily due to the increased number of operating solar energy systems in our fleet.

Megawatt capacity increased from approximately 1,709 MW as of December 31, 2021, to approximately 2,540 MW as of December 31, 2022, primarily due to the increased number of operating solar energy systems in our fleet.

Megawatt capacity increased from approximately 1,455 MW as of December 31, 2020, to approximately 1,709 MW as of December 31, 2021, primarily due to the increased number of operating solar energy systems in our fleet.

Storage

Megawatt Hours Capacity of Energy Storage

Megawatt hours capacity of energy storage represents the total amount of energy that can be discharged by the energy storage systems in our fleet.

Megawatt hours capacity of energy storage was unchanged with approximately 1,065 MWh as of June 30, 2023 and 2022.

Megawatt hours capacity of energy storage increased from approximately 504 MWh as of December 31, 2021, to approximately 1,065 MWh as of December 31, 2022, primarily due to the increased number of operating energy storage systems in our fleet.

Megawatt hours capacity of energy storage increased from approximately 4 MWh as of December 31, 2020, to approximately 504 MWh as of December 31, 2021, primarily due to the increased number of operating energy storage systems in our fleet.

Non-GAAP Financial Measures

Adjusted EBITDA is net income (loss) before income tax expense (benefit), interest expense, net, depreciation, amortization and accretion, contract amortization, (gain) loss on sale-leaseback buyouts and terminated obligations, gain on sale of business, legal settlements, loss on extinguishment of debt, equity compensation, adjustments to reflect pro-rata share of Adjusted EBITDA from equity investments, restructuring costs and acquisition and development costs. We define Project Contribution Margin as gross margin, adding contract amortization and depreciation, amortization and accretion expense, less operations and maintenance, excluding depreciation, amortization and accretion.

See “Summary Historical and Pro Forma Condensed Consolidated Financial and Operational Data—Non-GAAP Financial Measures” for additional information, including reconciliations to net income (loss) and operating revenues, the most directly comparable GAAP measures, respectively.

Principal Sources of Our Operating Revenues

We derive our operating revenues principally from the sale of electricity and solar renewable energy certificates.

Revenue Under Power Purchase Agreements.    A portion of our power sales revenues is earned through the sale of energy (based on kWh) pursuant to the terms of PPAs. The revenues are primarily determined by multiplying (i) the price under the PPA or market price by (ii) the amount of electricity that we deliver. Customers are invoiced monthly in this manner, with payments generally received within one month of the invoice date.

Solar Renewable Energy Certificate Revenue.    We apply for and receive SRECs in certain jurisdictions for power generated by solar energy systems we own. We generate revenue by delivering SRECs to customers both on a standalone basis or bundled together with electricity sales. One SREC is generated for each MWh of electricity produced, subject to any adjustments made by the certifying bodies in the jurisdictions in which we operate. Each promise to deliver SRECs is a distinct performance obligation and SREC revenue is recognized at a point in time. We recognize revenue related to standalone SRECs when generated if we have a signed contract from a specified site to sell those SRECs (thus making the sale price fixed and determinable). We view the performance obligation for the sale of SRECs as being achieved as electricity is generated by the pre-certified facility and that the certification process is an administrative function only. For SRECs with no signed contracts, we recognize SREC revenue when the rights are transferred to a third party, which can be up to six months after generation. In certain circumstances, we sell both electricity and SRECs pursuant to the same contract. Generally, revenues are determined by multiplying (i) the bundled contract price by (ii) the amount of electricity and SRECs delivered. Customers are invoiced monthly in this manner, with payments generally received within one month of the invoice date. We utilize rolling SREC hedges to seek price certainty over three to five year periods. This provides additional contracted cash flows and reduces our exposure to SREC price volatility.

Lease Revenue.    We are the lessor of certain solar energy facilities. We record revenue associated with the fixed-lease payments straight-line over the term of the lease.

Contract Amortization.    Assets and liabilities recognized from PPAs assumed through acquisitions related to the sale of energy and capacity in future periods for which the fair value has been determined to be significantly less (more) than market are amortized to revenue over the term of each underlying contract on a straight-line basis. The aggregate impact of this amortization schedule is reflected on our statements of operations as netted against actual operating revenues recognized during the applicable period.

Principal Components of Our Cost Structure

Operations and Maintenance, Excluding Depreciation, Amortization and Accretion. Operations and maintenance expenses, excluding depreciation, amortization and accretion, consist primarily of ordinary repairs and maintenance to our fleet, lease expenses, taxes and insurance. The majority of these expenses are either subject to multi-year contracts and/or not subject to escalation during the current year. As such, current inflationary pressures did not materially impact the Company’s operations and maintenance expenses during 2022 and the first half of 2023.

Depreciation, Amortization and Accretion Expense.    Depreciation expense represents depreciation on solar energy and energy storage systems that have been placed in service.

Depreciation expense is computed using the straight-line composite method over the estimated useful lives of assets. Right of use assets are amortized using the straight-line method over the remaining life of the respective lease agreements. Accretion expense includes over time increase of asset retirement obligations associated with our fleet.

General and Administrative.    General and administrative expenses consist primarily of professional fees related to legal, accounting, human resources, finance and training, information technology and software services, marketing and communication.

In addition, we expect to incur incremental, non-recurring costs related to our transition to a publicly traded corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Act of 2002 Section 404 internal control implementation and testing. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with the employment of additional personnel, compliance under the Exchange Act, annual and quarterly reports to common shareholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation, and related expenses.

Related Party Management and Administration Fee.    Prior to the closing of the Internalization Transaction on August 4, 2022, we were managed by GSAM pursuant to the terms of a Management Services Agreement, dated February 9, 2018, under which GSAM received a management fee as compensation for its services (the “Management Fee”). The Management Fee was determined as of the last day of the applicable calendar quarter and was paid quarterly in arrears. The Management Fee was equal to 0.125% of the average of the Management Fee Base (as herein after defined) with respect to such calendar quarter and the Management Fee Base at the end of the prior calendar quarter. The Management Fee Base for any calendar quarter was equal to the amount of capital contributed as of the end of such calendar quarter, plus our total indebtedness, less a proportionate share of any indebtedness attributable to non-tax-equity joint-venture partners.

In addition, pursuant to the Management Services Agreement, GSAM historically received an administration fee as compensation for its services (the “Administration Fee”). The Administration Fee was equal to the product of our share of the nameplate capacity of the solar energy facilities we owned and the applicable per kW rate. The Administration Fee for any calendar quarter was subject to a cap of 0.125% of the average of the Management Fee Base at the end of such quarter and the Management Fee Base at the end of the prior calendar quarter (the “Administration Fee Cap”), less such fees paid to third-party service providers by or associated with the facilities (excluding from such fees, the proportion attributable to non-tax-equity joint-venture partners).

On May 18, 2022, we entered into an agreement with OpCo, MN8 Energy, GSAM and the Special Interest Member to engage in the Internalization Transaction, which closed on August 4, 2022, pursuant to which, among other things, (i) the Management Services Agreement was terminated, (ii) we agreed to directly or indirectly employ the approximately 100 professionals previously employed by GSAM that were dedicated to our business under the Management Services Agreement and (iii) we entered into a transition services agreement with GSAM that provides for the provision of certain services to MN8 Energy, OpCo and us, including risk management, accounting, tax, information technology and compliance, for a specified period of time following completion of the Internalization Transaction. Accordingly, we no longer pay the Management Fee or Administrative Fee; however, we will incur incremental costs associated with salaries, bonuses, benefits and all other employee-related costs, including stock-based compensation as well as costs associated with the transition services agreement. In addition, because of the time and complexities involved with negotiating and completing the Internalization Transaction, we incurred—for periods in which such transaction was being pursued—incremental transaction fees associated with the engagement of legal counsel, financial advisors and other professional services.

Interest Expense.    Interest expense represents interest on our borrowings under our various debt facilities, amortization of debt discounts and deferred financing costs.

Income Tax (Benefit) Expense.    We have historically elected to be taxed as a corporation for U.S. federal income tax purposes, subjecting our earnings to U.S. federal and various state and local entity-level corporate income taxes. In addition, we have various corporate subsidiaries that are subject to entity-level U.S. federal and various state and local corporate income taxes. The corporate subsidiaries each hold economic interests in various partnerships and consolidate the partnerships and the results of their operations for financial reporting purposes. We are subject to annual entity-level corporate income taxes on the income allocations received from the partnerships. We are not subject to income tax on the portion of partnership income allocated to any associated non-controlling interests.

The U.S. federal government provides or provided various incentives, such as investment tax credits, cash grants, and accelerated depreciation, for investments in renewable energy. We account for our investment tax credits using the flow-through method of accounting, under which the associated tax benefit is recorded as an income tax benefit in the period that the credit is generated.

Tax-Equity Funds and Related Accounting Impacts

We finance a portion of our solar energy systems by co-investing with tax-equity investors, such as large financial institutions, who value the resulting cash flows, ITCs, tax depreciation and other incentives related to the solar energy systems, which is facilitated primarily through a structure known in the industry as “tax-equity financing.” As of June 30, 2023, approximately 38.1% of our assets, by net book value are subject to tax-equity financings. In 2022, 2021 and 2020, we received commitments from tax-equity investors of $48.0 million, $479.5 million and $190.2 million, respectively, and, as of June 30, 2023, an aggregate of $559.6 million has been recorded in this account. We continue to negotiate with financial investors to create additional opportunities for tax-equity investments.

Other than the indemnities mentioned in “Risk Factors,” tax-equity investments are generally structured as non-recourse project financings known as “tax-equity funds.” In the context of solar energy, a tax-equity investor makes an upfront contribution to a partnership, which owns one or more underlying solar energy systems, and, in exchange for such contribution, the tax-equity investor receives a certain class of equity that provides a share of tax attributes and cash flows emanating from the partnership pursuant to the partnership’s ownership of such solar assets. In these tax-equity funds, the U.S. federal tax attributes that are allocated to the tax-equity investor offset taxes that otherwise would have been payable on the tax-equity investor’s other operations. The terms and conditions of each tax-equity fund vary by tax-equity investor and asset class (e.g., C&I versus utility-scale) and are dependent on whether such systems include battery storage. In general, our tax-equity funds are structured either using the “partnership flip” structure (79% of our portfolio capacity) or “sale-leaseback” structure (18% of our portfolio capacity, with the remaining 3% of portfolio capacity not subject to tax-equity financing).

Upon the satisfaction of the conditions precedent applicable to a tax-equity fund, we contribute cash and our tax-equity investors contribute a portion of their commitment into the partnership company. The partnership uses this cash to acquire one or more solar energy systems developed by us, which, once completed, either sells energy from such solar energy systems to customers or, in the case of C&I systems, directly leases the solar energy systems to customers, in either case, pursuant to a long-term contract with the off-taker. Upon the satisfaction of additional conditions precedent, generally aligned around the substantial completion of the solar energy system, the tax-equity investors fund the remainder of their commitments. We assign C&I solar energy systems and related incentives to our tax-equity funds in accordance with the criteria of the specific funds, while our utility-scale projects are generally sourced to investors on an individual basis.

Depending on the tax-equity fund structure, all of the capital contributed by our tax-equity investors into the tax-equity funds is either used to acquire the solar energy systems, is reimbursed to us for costs spent to acquire and/or develop such solar energy systems, or is used to fund an operating and completion reserve account, and, to the extent funds remain after project completion, excess amounts are distributed to us as the sponsor of such system. Each tax-equity investor generally receives a minimum target rate of return, typically on an after-tax basis; the amount of the return varies by tax-equity fund and asset class. Generally, in the initial years of the tax-equity fund, the tax-equity investor is allocated substantially all of the non-cash value attributable to the solar energy systems, known as the “tax attributes,” which includes accelerated depreciation and ITCs, and a percentage of free flow cash coming from the solar energy systems. However, even in these early years when the tax-equity investor receives most of the tax attributes, we receive a majority of the cash distributions, which are typically distributed quarterly. The allocation of tax attributes to the tax-equity investor generally continues until the later of (a) the date the tax-equity investor achieves its minimum target rate of return or (b) a date certain based on the expiration of the ITC recapture period of the underlying solar energy system placed in service by the tax-equity fund; following such date, we retain the majority of the tax attributes associated with the underlying projects. Once the tax-equity investors have achieved their target rate of return, the tax allocations and cash sharing “flip,” with us receiving substantially all of the cash and tax attributes. Consistent with market practices, we generally provide the tax-equity investors with representations as to the amount of ITC each solar energy system is eligible for and provide an indemnification if the ITC actually received by the solar energy system is below such amount. We have the amount of ITC eligible basis validated and confirmed by appraisals and cost segregation reports that are performed by third-party appraisers and cost segregation providers who are qualified and experienced in providing such reports for solar energy systems.

We acquire our solar energy systems at various stages of completion. As the assets achieve mechanical completion, we typically sell or transfer the underlying assets or ownership interests in project-level companies to consolidated subsidiaries with tax-equity partners. As the primary beneficiary, we retain a controlling financial interest in these partnership “flip” structures for accounting purposes. Accordingly, we consolidate the assets, liabilities and operating results of tax-equity partnerships in our consolidated financial statements. When accounting for such sale or transfer of net assets between consolidated subsidiaries under common control, the Company recognizes the carrying amount of net assets and eliminates intercompany profits in accordance with ASC 810.

In our consolidated balance sheets, we recognize the tax-equity investors’ share of the net assets of the tax-equity funds as non-controlling interests or as redeemable non-controlling interests if tax-equity investors have an option to withdraw and require us to purchase their interests. For non-controlling interests associated with the tax-equity investors, net income is allocated in the consolidated statements of members’ equity based on the hypothetical liquidation at book value (“HLBV”) method. The amount related to tax-equity investors included in non-controlling interest equity on the consolidated statements of members’ equity represents the amount that the non-controlling interests would hypothetically receive if the tax-equity fund was liquidated at the reporting date, based on the liquidation provisions of the relevant company operating agreements and if the liquidation proceeds net of liabilities were equal to total book value of the subsidiary’s equity. When we acquire non-controlling interests in tax-equity partnerships we determine the difference between the fair value and the HLBV-derived value of the non-controlling interest as of the date of acquisition. We amortize and reallocate this difference between the non-controlling and controlling interests over a period equal to the weighted-average remaining life of the solar energy facilities. These income or loss allocations, reflected on our consolidated statement of operations, may create significant volatility in our reported results of operations, including potentially changing net loss to net income, or vice versa, from quarter to quarter. We typically have an option to acquire, and our tax-equity investors may have an option to withdraw and require us to purchase, all of the equity interests that our tax-equity investor holds in a tax-equity fund following the “flip date,” which generally is around six to seven years after the last solar energy system in the underlying tax-equity fund becomes operational. If we or our tax-equity investors exercise their respective options, such purchase options can be exercised at a price equal to the fair-market value of the associated membership interests, or at a formulaic price, as defined by the relevant company agreement. Following such exercise, we would receive the tax-equity investor’s interest in the tax-equity fund and would be entitled to 100% of the cash and tax attributes resulting from the underlying solar energy system. For additional information on these partnerships, see Note 10, Redeemable Non-Controlling Interests, to our consolidated annual financial statements.

Sale-Leasebacks.    Under the sale-leaseback structure, a tax-equity investor typically acquires a completed project for its fair market value and simultaneously leases the project back to the seller under a “triple net” lease. The tax-equity investor is then entitled to collect rent from the lessee on an ongoing-basis, while the lessee retains virtually all day-to-day responsibility for the project. The tax-equity investor return is derived from tax attributes (accelerated depreciation and ITCs), rental income and its residual interest in the project after the lease expires. As the lessee, our return comprises receipt of the upfront purchase price (less certain rent prepayments and funding of reserves) and the net cash flows from the project (i.e., project revenue in excess of lease rent, operating expenses and other expenditures) during the lease term. Sale-leaseback structures generally include an option for the benefit of the seller-lessee to purchase the subject project back from the tax-equity investor at a fixed price sized to anticipated fair market value as determined at the execution of the lease. For accounting purposes, certain of these sale-leaseback transactions were considered failed sale-leasebacks per GAAP. As such, the proceeds received from the tax-equity investor are classified as debt and payments from the Company to the tax-equity investor are considered debt service payments representing interest expense (cash from operations) and debt amortization (financing activity).

Six Months Ended June 30, 2023 Compared to

Six Months Ended June 30, 2022

The following table sets forth our consolidated statements of operations data for the periods indicated.

	Six Months Ended June 30,
	2023	2022
	(in thousands, except share and per share amounts)
Operating revenues	$192,709	$178,310
Contract amortization	(26,454)	(24,018)
Total operating revenues, net	166,255	154,292
Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion	41,042	24,694
Depreciation, amortization and accretion	62,026	53,994
Acquisition and development costs	8,765	1,219
Internalization costs	5,378	2,386
General and administrative	31,953	9,777
Related party management and administration fee	—	9,926
Total operating costs and expenses	149,164	101,996
Operating income	17,091	52,296
Other income (expense):
Interest expense	(57,553)	(39,355)
Loss in equity investments, net	(2,954)	—
Gain (loss) on sale-leaseback buyouts	(684)	6,465
Other income, net	3,646	2,501
Total other expense	(57,545)	(30,389)
Net income (loss) before income taxes	(40,454)	21,907
Income tax benefit (expense)	15,857	(43,822)
Net loss	(24,597)	(21,915)
Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	25,855	(73,084)
Net income (loss) attributable to members	$(50,452)	$51,169

Year Ended December 31, 2022 Compared to

Years Ended December 31, 2021 and 2020

The following table sets forth our consolidated statements of operations data for the periods indicated.

	Year Ended December 31,
	2022	2021	2020
	(in thousands, except share and per share amounts)
Operating revenues	$360,845	$294,441	$272,684
Contract amortization	(49,799)	(48,007)	(51,297)
Total operating revenues, net	311,046	246,434	221,387
Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion	57,426	41,670	33,844
Depreciation, amortization and accretion	110,749	78,884	58,824
Acquisition and development costs	11,042	21,473	—
Internalization costs	14,832	—	—
General and administrative	49,401	20,144	33,637
Related party management and administration fee	11,812	18,059	13,173
Total operating costs and expenses	255,262	180,230	139,478
Operating income	55,784	66,204	81,909
Other income (expense):
Interest expense	(95,770)	(75,910)	(82,667)
Loss on extinguishment of debt	—	—	(9,771)
Gain on sale-leaseback buyouts and terminated obligations	8,519	—	—
Other income (expense), net	5,815	(7,885)	(5,325)
Total other expense	(81,436)	(83,795)	(97,763)
Net loss before income taxes	(25,652)	(17,591)	(15,854)
Income tax expense	(19,311)	(38,618)	(4,481)
Net loss	(44,963)	(56,209)	(20,335)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	(133,827)	(230,845)	(38,575)
Net income attributable to members	$88,864	$174,636	$18,240

Key Operational Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions. The following table summarizes our key operational metrics for each period presented below, which are unaudited.

Historical (Predecessor)
	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2023	2022	2022	2021	2020
Operating Megawatts Added and Generated:
Generation:
Megawatts added(1)	184 MW	326 MW	831 MW	254 MW	251 MW
Megawatts hours generated(2)	2,204,303 MWh	1,692,471 MWh	3,619,572 MWh	2,417,803 MWh	2,033,126 MWh
Megawatt capacity	2,724 MW	2,035 MW	2,540 MW	1,709 MW	1,455 MW
Storage:
Megawatt hours capacity of energy storage	1,065 MWh	1,065 MWh	1,065 MWh	504 MWh	4 MWh

(1)	Megawatts added include acquisitions and projects achieving commercial operation.
(2)	Megawatt hours generated includes our proportionate share of megawatt hours generated from our equity investments.

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Total Operating Revenues, Net

Total operating revenues, net comprises operating revenues of $192.7 million and contract amortization of $(26.5) million for the six months ended June 30, 2023. Total operating revenues, net increased by $12.0 million, or 8% for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, which was a result of the following:

•

an increase in electricity sales of approximately $9.4 million, driven by a 30% increase in MWhs generated, offset by a 17% decrease in average sales price per MWh. The increase in MWhs generated was primarily driven by a 184 MW increase in capacity as a result of facilities placed in service during the six months ended June 30, 2023 and the facilities acquired in the NES Acquisition in November 2022. The facilities placed in service, including the facilities acquired in the NES Acquisition, during this period included middle-market and utility-scale facilities with lower average contractual fixed prices per MWh compared to our existing fleet, which resulted in a decrease in average sales price as compared to the six months ended June 30, 2022;

•	$6.8 million of operating revenue attributable to the Mercedes-Benz Joint Venture; and

•	an increase in battery revenue of approximately $3.2 million due to operational delays at a certain project in 2022, which were resolved in late 2022.

These increases in revenues were partially offset by the following:

•	a $2.4 million increase in contract amortization, primarily due to the NES Acquisition;

•	a $1.5 million decrease in other revenues, primarily due to timing of insurance proceeds received and other non-recurring revenues in 2022; and

•	a $3.5 million decrease in SREC sales, due to a change in SREC class pricing at certain projects in the Northeast.

Operations and Maintenance, Excluding Depreciation, Amortization and Accretion

Operations and maintenance, excluding depreciation, amortization and accretion, increased by $16.3 million, or 66%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. This is due to the following:

•	an increase of $9.5 million was a result of adding 184 MW from solar energy systems placed in service during the six months ended June 30, 2023 and from the NES Acquisition; and

•	approximately $6.8 million in salaries and other personnel-related expenses incurred following the Internalization Transaction.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion expense increased by $8.0 million, or 15%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to the 184 MW increase in solar energy facilities placed in service during the six months ended June 30, 2023 and as a result of the NES Acquisition completed in November 2022.

Acquisition and Development Costs

Acquisition and development costs increased by $7.5 million, or 619%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to salaries and other personnel-related expenses incurred directly attributable to our acquisition and development activities following the Internalization Transaction, costs related to the Mercedes-Benz Joint Venture and the Derby Acquisition.

Internalization Costs

Internalization costs increased by $3.0 million for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to the Internalization Transaction, which was announced in May 2022 and closed on August 4, 2022. Internalization costs represent legal, professional costs and the implementation costs to create a standalone platform following the Internalization Transaction.

General and Administrative and Related Party Fees

General and administrative expense, net of related party fees, increased by $12.3 million for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. General and administrative expenses increased due to the Internalization Transaction and expansion of the Company following the closing of the Internalization Transaction. These increases include the addition of $17.6 million of payroll-related expense as the Company did not have employees prior to August 4, 2022, a $2.0 million increase in professional fees to assist in building out our stand-alone operating platform and an increase of $2.6 million in rent and other office related expenses primarily due to the opening of new offices. Partially offsetting this increase is the reduction in related-party management and administrative fees paid to GSAM, which terminated on August 4, 2022.

Interest Expense, Net

Interest expense, net increased by $18.2 million, or 46%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. This is due to the following:

•	an $8.5 million increase in interest expense due to unfavorable mark-to-market activity on our interest rate derivative instruments;

•	$3.6 million of interest expense related to the $113.0 million of debt assumed in connection with the NES Acquisition in November 2022;

•	$1.1 million of interest expense related to the issuance of the $250.5 million Slate Notes in April 2022; and

•

a $6.3 million increase in interest expense from a net increase in debt outstanding, including $127.0 million of corporate-level debt and $277.5 million under the Warehouse Facility, coupled with higher interest rates. The effective interest rate for our corporate-level debt was 6.87% and 4.37% for the six months ended June 30, 2023 and 2022, respectively.

These increases in interest expense, net were partially offset by a $1.4 million decrease in deferred financing cost amortization attributable to a construction and ITC bridge facility fully repaid and closed in April 2022.

Income Tax Benefit (Expense)

Income tax benefit (expense) increased by $59.7 million, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to income attributable to non-controlling interest.

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests increased by $98.9 million for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to income attributable to non-controlling interests from tax-equity investments. As is common in such investments, a significant (i.e., up to 99%) portion of the tax attributes (e.g., ITC and MACRS) are shared with tax-equity investors early on in their investment period, which can cause the allocation of income or loss to the non-controlling interest to fluctuate under the HLBV method. In cases where a tax-equity partnership is newly formed and the assets thereof are placed in service, the “up-front” sharing of tax attributes often results in a loss allocation to the non-controlling interests associated with tax-equity investors. As tax attributes from the underlying assets diminish over time, a non-controlling interest associated with tax-equity investor’s loss allocation under the HLBV method will change accordingly and may result in an income allocation. Further, the timing for bringing assets online can vary resulting in the tax attributes allocable to the non-controlling interest associated with tax-equity investors changing year over year. Therefore, because of the combined impact of the standard “up-front” allocation, the income or losses attributable to non-controlling interests can appear highly volatile. Such was the reason for the volatility in the Company’s non-controlling interests from 2022 to 2023. Specifically, the income allocation to the non-controlling interests showed a large increase due to a significant amount of assets being placed in service in 2022, which also resulted in much larger amounts of ITC and MACRS being allocated to our tax-equity investors. For the six months ended June 30, 2023 and 2022, we placed in service assets for projects with total system size of 184 MW and 326 MW, respectively.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total Operating Revenues, Net

Total operating revenues, net comprises operating revenues of $360.8 million and contract amortization of $49.8 million for the year ended December 31, 2022. Total operating revenues, net increased by $64.6 million, or 26%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, which a result of the following:

•

an increase in electricity sales of approximately $34.5 million, driven by a 50% increase in MWhs generated, partially offset by a 21% decrease in average sales price per MWh. The increase in MWhs generated was driven by an 831 MW increase in capacity as a result of acquisitions and facilities placed in service in 2022. The facilities placed in service during this period included middle-market and utility-scale facilities with lower average contractual fixed prices per MWh compared to our existing fleet, which resulted in a decrease in average sales price as compared to the year ended December 31, 2021;

•	an increase in SREC sales of approximately $7.4 million primarily due to the sale of uncontracted standalone SRECs generated at our existing sites at favorable spot-market prices; and

•

an increase in battery storage revenue of approximately $23.9 million, of which $7.7 million is attributable to the 561 MWh increase in storage capacity placed in service during the year ended December 31, 2022, $11.1 million is attributable to the full year impact from the 500 MWh in storage capacity placed in service during 2021 and $5.1 million is attributable to proceeds received on a business interruption claim in 2022.

These increases in operating revenues, net were partially offset by a decrease in other revenues of approximately $1.2 million.

Operations and Maintenance, Excluding Depreciation, Amortization and Accretion

Operations and maintenance, excluding depreciation, amortization and accretion, increased by $15.8 million, or 38%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. This is due to the following:

•

an increase of $12.0 million was a result of adding 831 MW from acquisitions and solar energy systems placed in service in 2022 and the full year impact of acquisitions and solar energy systems placed in service in 2021; and

•	approximately $3.8 million in salaries and other personnel-related expenses incurred post-Internalization Transaction.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion expense increased by $31.9 million, or 40%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the 831 MW increase in solar energy facilities as a result of acquisitions and facilities placed in service during the year ended December 31, 2022 and the full year impact of acquisitions and facilities placed in service in 2021.

Acquisition and Development Costs

Acquisition and development costs decreased by $10.4 million, or 49%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, and represents costs associated with the acquisition, financing and development of our solar and energy storage systems. The decrease is primarily driven by a decrease in acquisition activity in 2022. Excluding the NES Acquisition, the Company made one asset acquisition of solar and energy storage systems in 2022 compared to 11 asset acquisitions during 2021.

Internalization Costs

Internalization costs for the year ended December 31, 2022 were $14.8 million and represents legal, professional costs and the implementation costs to create a standalone platform following the Internalization Transaction, which closed on August 4, 2022. There was no similar expense for the year ended December 31, 2021.

General and Administrative and Related Party Fees

General and administrative expense increased by $29.3 million, or 145%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021, while related party fees decreased by $6.2 million, or 35%, for the same period. General and administrative expenses increased due to the Internalization Transaction and Company expansion post-Internalization Transaction. These increases include the addition of $14.2 million of payroll related expense as the Company did not have employees prior to August 4, 2022, a $10.4 million increase in professional fees and transition service expenses with GSAM to assist in building out our stand-alone operating platform and an increase of $4.7 million in rent, insurance and other office related expenses primarily due to the opening of new offices in New York and Spain. Partially offsetting this increase is the reduction in related party management and administrative fees paid to GSAM, which terminated on August 4, 2022.

Interest Expense, Net

Interest expense, net increased by $19.9 million, or 26%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. This is due to the following:

•	a $7.5 million increase in interest expense from a net increase of approximately $276.4 million in amounts borrowed under the Warehouse Facility and Subscription Facility;

•	$6.1 million of interest expense related the issuance of the $250.5 million Slate Notes in April 2022;

•	an increase of $1.9 million in deferred financing cost amortization associated with the aforementioned debt; and

•	an increase of $4.4 million related to our lease obligations.

Income Tax Expense

Income tax expense decreased by $19.3 million, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to a 43% increase in net loss before income taxes and a decrease in the tax effect of non-controlling interests.

For the year ended December 31, 2022, we recorded an income tax provision of $19.3 million in relation to a net loss before income taxes of $25.7 million, which resulted in an effective income tax rate of (75.3)%. The effective income tax rate was primarily impacted by the tax effect of non-controlling interests.

Net loss attributable to non-controlling interests and redeemable non-controlling interests

Net loss attributable to non-controlling interests and redeemable non-controlling interests decreased by $97.0 million, or 42%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to increased tax-equity buyouts and decreased tax-equity investments. As is common in such investments, a significant (i.e., up to 99%) portion of the tax attributes (e.g., ITC and MACRS) are shared with tax-equity investors early on in their investment period, which can cause the allocation of income or loss to the non-controlling interest to fluctuate under the HLBV method. In cases where a tax-equity partnership is newly formed and the assets thereof are placed in service, the “up-front” sharing of tax attributes often results in a loss allocation to the non-controlling interests associated with tax-equity investors. As tax attributes from the underlying assets diminish over time, a non-controlling interest associated with tax-equity investor’s loss allocation under the HLBV method will change accordingly and may result in an income allocation. Further, the timing for bringing assets online can vary resulting in the tax attributes allocable to the non-controlling interest associated with tax-equity investors changing year over year. Therefore, because of the combined impact of the standard “up-front” allocation, the income or losses attributable to non-controlling interests can appear highly volatile. Such was the reason for the volatility in the Company’s non-controlling interests from 2021 to 2022. Specifically, the loss allocation to the non-controlling interests showed a large decrease due to a significant decrease in tax-equity investment in 2022. For the years ended December 31, 2022 and 2021, we received $145.6 million and $246.9 million in tax-equity funding, respectively.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total Operating Revenues, Net

Total operating revenues, net comprises operating revenues of $294 million and contract amortization of $48 million for the year ended December 31, 2021. Total operating revenues, net increased by $25.0 million, or 11%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, which were a result of the following:

•	An increase in electricity sales of $14.1 million, or 8%, driven by the following:

•

A 19% increase in megawatt hours generated driven by an increase in megawatt capacity as a result of acquisitions and facilities placed in service of 251 MW during 2020 while realizing a full year’s service during the year ended December 31, 2021 as well as 254 MW of facilities placed in service during the year ended December 31, 2021; and

•

This increase was partially offset by a 10% decrease in average sales price per megawatt hour. The facilities placed in service during 2020 and 2021 included 332 MW of large utility-scale facilities whose contracted pricing per MWh was lower than the existing fleet in 2020, which resulted in a decrease in average sales price compared to the year ended December 31, 2020;

•

An increase in SREC sales of approximately $4.7 million, approximately $1.2 million was due to the increased number of solar energy systems and $3.5 million was due to a reduction in the cost of SRECS purchased in 2019;

•

An increase in lease and other income of $2.9 million due to increase in capacity and incentive revenues, which was partially offset by a decrease in lease revenue due to tax equity sale-leaseback buy-outs that occurred in 2021; and

•	A decrease in contract amortization of $3.3 million due to the sale of solar energy facilities in 2021 and corresponding removal of intangible balances.

Operations and Maintenance, Excluding Depreciation, Amortization and Accretion

Operations and maintenance, excluding depreciation, amortization and accretion, increased by $7.8 million, or 23%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020. This is due to the following:

•

An increase of $3.5 million was as a result of adding 254 MW from acquisitions and solar energy systems placed in service in late 2020 and during the year ended December 31, 2021 resulting in a spike of scheduled operations and maintenance expenses, module cleaning and vegetation abatement;

•	An increase of $1.4 million in insurance due to added number of solar energy and storage facilities in 2021;

•	An increase of $1.2 million is due to unscheduled maintenance expenses to existing sites; and

•	An increase of $1.7 million on account of increase in property and personal tax expenses as well as lease expenses.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion expense increased by $20.1 million, or 34.1%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to the increased number of solar energy facilities as a result of acquisitions and facilities placed in service in late 2020 and during the year ended December 31, 2021.

General and Administrative

General and administrative expense increased by $8.0 million, or 23.7%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020, primarily due to increased financing and acquisition activity that required the incurrence of additional fees for professional services. Of this amount, $5.5 million was due to legal fees, $2.2 million was due to other professional services and $0.3 million was due to accounting and tax fees.

Interest Expense

Interest expense decreased by $6.8 million, or 8.2%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. Of this amount, $18.3 million was due to favorable mark-to-market impact from interest rate derivative instruments, partially offset by an increase of additional $4.6 million in interest expense on new credit facilities and senior secured notes that were issued in 2021 and $7.1 million was due to an increase of deferred financing costs associated with aforementioned credit facilities issuances.

Income Tax Expense

Income tax expense increased by $34.1 million, or 762%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to a significant increase in net loss before income taxes of $1.7 million, offset by the tax effect of non-controlling interests, further discussed in the section below.

For the year ended December 31, 2021, we recorded an income tax provision of $38.6 million in relation to pretax loss of $(17.6) million, which resulted in an effective income tax rate of (219.4)%. Our effective income tax rate was primarily impacted by the release of a substantial portion of the valuation allowance of $13.8 million due to more certainty in the ability to utilize our net operating losses, offset by the tax effect of non-controlling interests as discussed immediately below.

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests decreased by $192.3 million, or 498%, in the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to losses attributable to non-controlling interests from tax-equity investments. As is common in such investments, a significant (i.e., up to 99%) portion of the tax attributes (e.g., ITC and MACRS) are shared with tax-equity investors early on in their investment period, which can cause the allocation of income or loss to the non-controlling interest to fluctuate under the HLBV method. In cases where a tax-equity partnership is newly formed and the assets thereof are placed in service, the “up-front” sharing of tax attributes often results in a loss allocation to the non-controlling interests associated with tax-equity investors. As tax attributes from the underlying assets diminish over time, a non-controlling interest associated with tax-equity investor’s loss allocation under the HLBV method will change accordingly and may result in an income allocation. Further, the timing for bringing assets online can vary resulting in the tax attributes allocable to the non-controlling interest associated with tax-equity investors changing year over year. Therefore, because of the combined impact of the standard “up-front” allocation, the income or losses attributable to non-controlling interests can appear highly volatile. Such was the reason for the volatility in the Company’s non-controlling interests from 2020 to 2021. Specifically, the loss allocation to the non-controlling interests showed a large increase due to a significant amount of assets being placed in service in 2021 and 2020, which also resulted in much larger amounts of ITC and MACRS being allocated to our tax-equity investors. In 2021 and 2020, we placed in service assets for projects with total system size of 754 MW and 251 MW, respectively.

For additional discussions on HLBV and non-controlling interests, see page 104, “Redeemable Noncontrolling Interests and Noncontrolling Interests.”

Liquidity and Capital Resources

As of June 30, 2023, we had total cash, cash equivalents and restricted cash of $117.2 million and $95.1 million, respectively. $43.2 million of restricted cash as of such date are related to funds that are reserved pursuant to agreements with lenders for debt service, sale-leaseback transactions and asset repair costs. Our total liquidity for the six months ended June 30, 2023 and the year ended December 31, 2022 was as follows:

	As of June 30,	As of December 31,
	2023	2022
	(in millions)
Cash and cash equivalents:
MN8 Energy LLC and subsidiaries	$117.2	$84.2
Restricted Cash:
Operating accounts	51.9	56.1
Reserves, including debt service, distributions, performance obligations and pre-funding of tax-equity related proceeds reserved pursuant to agreement with tax-equity investor	43.2	48.2

Total cash, cash equivalents and restricted cash:	212.3	188.5

Subscription facility availability	$—	$95.8

New Revolving Credit Facility availability	273.0	—
Total liquidity:	485.3	284.3

We seek to maintain diversified and cost-effective funding sources to finance and maintain our operations, fund capital expenditures, including customer acquisitions, and satisfy obligations arising from our indebtedness. Historically, our primary sources of liquidity included equity contributions, incurrence of debt, third-party tax-equity investors and cash from operations. Our business model requires substantial outside financing arrangements to grow the business and facilitate the deployment of our fleet.

Liquidity Position

We expect to satisfy our current and future capital requirements through a combination of cash on hand, cash flows from operations, proceeds from this offering, and borrowings under new and existing financing arrangements and tax-equity financings, or other opportune debt and equity capital raises, as appropriate and subject to market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity and capital needs. However, we are subject to business and operational risks that could adversely affect the cash flows of our projects and we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity required to construct or develop future projects. Management manages this risk by negotiating and implementing longer term borrowing facilities and/or corporate revolving facilities to manage through such events while regularly monitoring the financing needs of the business consistent with prudent balance sheet management.

Sources of Liquidity

We manage our liquidity sources with the goal of ensuring that they (i) are adequate to finance expected capital expenditures, including our expected commitments under the Mercedes-Benz Joint Ventures, growth, O&M expenses, and other liquidity commitments, and to take advantage of opportunistic investments, (ii) are raised at the lowest borrowing cost available to us, and (iii) are structured to minimize the risk of an individual financing to the overall portfolio. We seek to achieve these goals by maximizing low-cost, non-recourse warehouse and portfolio debt financings while retaining flexibility with corporate debt facilities to fund unique opportunities or manage unforeseen events.

Financing projects under construction and post construction

The solar energy and energy storage systems that are in service are expected to generate a positive return over their useful life, typically 35 and 20 years, respectively. Typically, once solar energy and energy storage systems commence operations, they do not require significant additional capital expenditures to maintain operating performance. However, in order to grow, we are currently dependent on financing from outside parties. If financing is not available to us on acceptable terms if and when needed, we may be unable to finance acquisition and maintenance of solar energy and energy storage systems in a manner consistent with our past performance, our cost of capital could increase, or we may be required to significantly reduce the scope of our operations, any of which would have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our tax-equity funds and debt instruments impose restrictions on our ability to draw on financing commitments. If we are unable to satisfy such conditions, we may incur penalties for non-performance under certain tax-equity funds, experience installation delays, or be unable to make installations in accordance with our plans or at all. Any of these factors could also impact customer satisfaction, our business, operating results, prospects and financial condition.

We believe our ability to finance projects on attractive terms throughout their lifecycle is a competitive advantage, as well as a valuable tool in driving value. On a typical project, we utilize a combination of project-specific construction debt, drawings upon our Warehouse Facility and tax-equity financing to fund construction. In financing a project, we focus on three goals; which include lowering the amount of equity that the project needs from the holding company, lowering the Company’s overall borrowing rate and maintaining flexibility to capture opportunistic financings when the opportunities arise.

To meet our capital requirements in 2022 and 2023, as well as to allow for flexible financings of additional projects, the Company entered into both a note purchase agreement with the Bank of New York Mellon, as first lien collateral agent, intercreditor agent and as the notes agent on December 28, 2021 (the “Slate Note Purchase Agreement”) which subsequently closed in April 2022 and raised $251.7 million, and secured tax-equity investor commitments of $240.0 million, of which $124.0 million was funded in December 2021 and included in restricted cash and released in April 2022 upon reaching Project Substantial Completion (as defined in the Slate Note Purchase Agreement). These financings were secured in anticipation of completing our Slate project situated in Kings County,

California, which reached Project Substantial Completion in April 2022, with approximately 390 MW of solar capacity and 561 MWh energy storage capacity (the “Slate Project”) that was funded with a project-specific construction loan with total commitments of $453.7 million.

The current projects being constructed in 2023 and beyond are expected to be funded during construction from our Warehouse Facility and New Revolving Credit Facility. As disclosed in Note 7 to our unaudited consolidated financial statements, the Warehouse Facility has total availability of $500.0 million of which only $277.5 million was outstanding as of June 30, 2023. Our New Revolving Credit Facility has a total capacity of $450.0 million, subject to an availability block of $50.0 million that shall be removed upon the Company’s receipt of at least $400.0 million of cash equity contributions (including the approximately $357.0 million received from the January 2023 capital call) and $127.0 million of borrowings were outstanding as of June 30, 2023. As part of the Mercedes-Benz Joint Ventures, we will have capital commitments totaling approximately $557.1 million which are expected to be funded by equity contributions and a debt facility entered into by a wholly owned subsidiary in an amount not to exceed 80% of our AssetCo capital contributions. Our AssetCo capital contributions are guaranteed by OpCo in an amount up to our total capital commitment.

As projects achieve commercial operations, we pay down the construction financing facilities (i.e., Warehouse Facility or specific construction loan depending on the facts and circumstances) with proceeds from tax equity financing and permanent financings that we structure to be long term maturing notes that are self-amortizing over the life of the underlying projects. Payment of the amortization is sourced from the funds generated by the project through operations. Historically, we have been successful in issuing our green bonds with investment grade ratings at issuance. Ratings are not recommendations to buy, sell or hold securities, and they may be revised or revoked at any time at the sole discretion of the rating organization.

Rating of Notes	Fitch	Kroll
GSRP I Senior Secured Notes	BBB
GSRP II Senior Secured Notes	BBB-
Slate Notes		BBB-

We believe that our team’s success in tax equity financings and issuing similar green bonds will continue as we develop the same type of quality projects and portfolios of solar and energy storage facilities.

Uses of Liquidity

Our principal uses of liquidity are (i) investment in the development, acquisition and construction of solar facilities and energy storage systems, (ii) new ventures or investment strategies to support both our operating, under construction and pipeline projects, (iii) working capital requirements, and (iv) distributions to our current equity holders.

Capital Expenditures

For the six months ended June 30, 2023 and 2022, we incurred capital expenditures and asset acquisitions of $130.4 million and $202.1 million, respectively. For the years ended December 31, 2022, 2021 and 2020, we incurred capital expenditures and asset acquisitions of $550.5 million, $917.5 million and $483.6 million, respectively. During these annual periods, the Company acquired or completed construction on over 1.1 GW of solar and battery storage projects. Based on current construction commitments, we expect to complete the construction of approximately 304 MW during 2023 and 2024, with capital expenditures of up to $221.0 million during 2023 and 2024. We anticipate funding these expenditures from tax-equity providers and long-term financing for the portfolio of assets.

During construction, we expect to have sufficient liquidity from our Warehouse Facility and the New Revolving Credit Facility to fund these expenditures. As of June 30, 2023, we have incurred an immaterial amount of capital expenditures to develop EV charging projects under the PDA. However, in the future, and subject to mutual agreement with ChargePoint, we may choose to commit more material amounts to EV charging. In connection with the Mercedes-Benz Joint Ventures, we anticipate capital expenditures of up to $161.0 million during 2023 and 2024, which we expect to fund with equity contributions and a debt facility entered into by a wholly owned subsidiary of the Company in an amount not to exceed 80% of our AssetCo capital contributions.

Debt Amortization

The self-amortizing nature of our non-recourse portfolio and project debt provides for the progressive amortization of the outstanding principal by the end of the project’s useful life. In addition to effective risk management and cash flow stability across the portfolio, this results in a natural pay down of our portfolio debt. This pay down of principal results in a systematic de-levering of our projects, benefiting portfolio equity values, and represents a critical aspect of our capital structure. When issuing this debt, we manage our portfolio financings to achieve high credit ratings, increasing the success of our issuances.

For the six months ended June 30, 2023 and 2022, portfolio and project debt amortization payments amounted to $44.5 million and $34.5 million, respectively. For the years ended December 31, 2022, 2021 and 2020, portfolio and project debt amortization payments amounted to $80.4 million, $60.2 million and $56.9 million, respectively. For the remainder of 2023 and during 2024, we anticipate that portfolio and project debt repayments will total $46.2 million and $99.1 million, respectively. These payments were designed to be funded from the portfolio and project operational cash flows. This design contributed to the high credit rating of these green bond portfolio financings. As we continue to develop and construct similar solar and battery storage projects, we expect to fund these projects with similar debt financings.

Debt

New Revolving Credit Facility

On February 3, 2023, we entered into a revolving credit agreement with JPMorgan Chase Bank, N.A. (the “Administrative Agent”), certain lenders party thereto (the “Lenders”) and certain issuing banks party thereto (the “Issuing Banks”) (the “Credit Agreement”). Commitments from the Credit Agreement are made up of revolving loans, swingline loans and letters of credit. Proceeds from the New Revolving Credit Facility will be used to finance our operating and investing activities. The initial aggregate commitments of the New Revolving Credit Facility are $450.0 million. The interest rate of our New Revolving Credit Facility for ABR Loans is the Alternate Base Rate plus the Applicable Rate, ranging from 0.50% to 0.75% (as each such capitalized term is defined in the Credit Agreement) or for Term Benchmark Loans, will be the Adjusted Term SOFR Rate plus the Applicable Rate, ranging from 1.50% to 1.75% (as each such capitalized term is defined in the Credit Agreement) or for RFR Loans, will be Adjusted Daily Simple SOFR plus the Applicable Rate, ranging from 1.50% to 1.75% (as each such capitalized term is defined in the Credit Agreement). The New Revolving Credit Facility’s maturity date is February 3, 2028. Under the terms of the Credit Agreement, we are subject to various covenants which, among other things, will restrict certain commercial activities; as of June 30, 2023, we are in compliance with those covenants and the financial covenants discussed below. The outstanding balance on the New Revolving Credit Facility is $127.0 million as of June 30, 2023.

The Borrowings are scheduled to mature on February 3, 2028. The Borrowings bear interest either at (i) the sum of the alternate base rate plus the applicable margin or (ii) the sum of the secured overnight financing rate (“SOFR”), plus the applicable margin and a credit spread adjustment of ten (10) basis points per annum or (iii) the sum of the forward-looking term rate based on SOFR, plus the applicable margin and a credit spread adjustment of ten (10) basis points per annum.

The New Revolving Credit Facility includes covenants that, among other things, restrict the ability of the Borrower and its subsidiaries, subject to certain exceptions, to incur debt, grant liens, sell or lease assets, dissolve or merge with another entity, enter into transactions with affiliates or restrictive agreements, change their business and/or use the proceeds of any Borrowing in a manner that would violate certain anti-terrorism, anti-money laundering, anti-bribery and anti-corruption laws.

In addition, the Borrower is required to maintain certain specified financial covenants, including maintaining: (i) a leverage ratio of debt to CFADS (as defined in the Credit Agreement) that does not exceed a maximum permitted ratio, determined at the end of each fiscal quarter ending on and after the end of the sixth full fiscal quarter after entering into the Credit Agreement for the period of four consecutive fiscal quarters ending with the end of such fiscal quarter, (ii) a minimum interest coverage ratio, determined at the end of each fiscal quarter ending on and after the end of the sixth full fiscal quarter after entering into the Credit Agreement and (iii) a debt to invested capital ratio, determined at the end of each of the first five full fiscal quarters after entering into the Credit Agreement. If the Borrower fails to comply with the covenants under the Credit Agreement, the Lenders would have a right to, among other things (but subject to the leverage ratio equity cure contained in the Credit Agreement), terminate the commitments, declare all outstanding loans and accrued interest and fees to be due and payable, require the Borrower to post cash collateral to be held as security for the obligations in respect to the outstanding letters of credit and exercise any other rights available to them pursuant to applicable law.

GSRP I Senior Secured Notes

On January 30, 2020, we entered into a note purchase agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent (the “Note Purchase Agreement”). Pursuant to the Note Purchase Agreement, we issued notes (the “GSRP I Senior Secured Notes”) with an aggregate principal amount of $500.0 million. The interest rate of our GSRP I Senior Secured Notes is 3.77%. The maturity date of the GSRP I Senior Secured Notes is December 31, 2044. The proceeds from the GSRP I Senior Secured Notes were used to retire various debt and finance our operating and investing activities. The GSRP I Senior Secured Notes are collateralized by our equity interests in GSRP Portfolio I LLC, an entity which maintains ownership interests in 374 solar energy facilities with a total nameplate capacity of approximately 597 MW as of June 30, 2023; the collateral is included in the amounts presented in solar energy facilities, net on the consolidated balance sheets. Under the terms of the Note Purchase Agreement, we are subject to various covenants; as of June 30, 2023 and December 31, 2022, we were in compliance with the covenants.

GSRP II Senior Secured Notes

On October 1, 2021, we entered into a note purchase agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent (the “GSRP II Note Purchase Agreement”). Pursuant to the GSRP II Note Purchase Agreement, we issued notes (the “GSRP II Senior Secured Notes”) with an aggregate principal amount of $597.5 million. The interest rate of our GSRP II Senior Secured Notes is 3.1%. The maturity date of our GSRP II Senior Secured Notes is June 29, 2046. The proceeds from the GSRP II Senior Secured Notes were used to retire various debt and finance our operating and investing activities. The GSRP II Senior Secured Notes are collateralized by our equity interests in GSRP Portfolio II LLC, an entity which maintains ownership interests in 443 solar energy facilities with a total nameplate capacity of approximately 766 MW and battery storage capacity of 201 MWh as of June 30, 2023; the collateral is included in the amounts presented in solar energy facilities, net on the consolidated balance sheets. Under the terms of the

GSRP II Note Purchase Agreement, we are subject to various covenants; as of June 30, 2023 and December 31, 2022, we were in compliance with the covenants.

Slate Notes

On December 28, 2021, we entered into the Slate Note Purchase Agreement. Pursuant to the Slate Note Purchase Agreement, the Company issued, with funds received in April 2022, $251.7 million aggregate principal amount of 3.30% (interest rate subject to an escalator based on final Project Substantial Completion) notes (the “Slate Notes”) maturing March 31, 2047. The Slate Notes are collateralized by the Company’s equity interests in GSRP Stanton LLC, an entity which maintains ownership interests in the Slate Project with a total nameplate capacity of approximately 391 MW and battery storage capacity of 561 MWh. Under the terms of the Slate Note Purchase Agreement, we are subject to various covenants; as of June 30, 2023 and December 31, 2022, we were in compliance with the covenants.

Warehouse Facility

On February 23, 2021, we entered into a credit agreement with MUFG Bank, Ltd. (the “Warehouse Agreement”). Proceeds from the credit facility (the “Warehouse Facility”) are used to finance our operating and investing activities. The size of the Warehouse Facility is $500.0 million. The interest rate of our Warehouse Facility for (i) each Daily Simple SOFR Loan is a rate per annum equal to Adjusted Daily Simple SOFR plus the Applicable Margin; (ii) each Term SOFR Loan is a rate per annum equal to Adjusted Term SOFR for such Interest Period plus the Applicable Margin; and (iii) each ABR Loan is a rate per annum equal to the ABR plus the Applicable Margin. Adjusted Daily Simple SOFR means, for purposes of any calculation, the rate per annum equal to (a) Daily Simple SOFR for such calculation plus (b) the SOFR Adjustment. Adjusted Term SOFR means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the SOFR Adjustment. SOFR Adjustment means, (a) for any calculation with respect to a Term SOFR Loan, a percentage equal to 0.10% per annum for a one (1) month Interest Period, 0.15% per annum for a three (3) month Interest Period and 0.25% per annum for a six (6) month Interest Period and (b) for any calculation with respect to a Daily Simple SOFR Loan, a percentage equal to 0.10% per annum for a Daily Simple SOFR Loan with an Interest Payment Date occurring on the last Business Day of a calendar month and 0.15% per annum for a Daily Simple SOFR Loan with an Interest Payment Date occurring on a Quarterly Date (as each such capitalized term is defined in the Warehouse Agreement, as amended). The maturity date of the Warehouse Facility is February 23, 2026. As of June 30, 2023, the Warehouse Facility is collateralized by our equity interests in GSRP Warehouse I LLC, an entity which maintains ownership interests in operational solar energy facilities with a nameplate capacity of approximately 179 MW and a solar energy facility under construction with a nameplate capacity of approximately 147 MW currently under development; the collateral is included in the amounts presented in solar energy facilities, net and construction in progress, respectively, on the consolidated balance sheets. The outstanding balance on the Warehouse Facility is $298.1 million as of December 31, 2022, and $277.5 million as of June 30, 2023. The Warehouse Facility is funded by MUFG Union Bank, N.A., HSBC Bank USA, N.A., and various other lenders. We incur a commitment fee at an annual rate of 0.50% based on the unused portion of the Warehouse Facility.

Project Debt

We have acquired various long-term debt in conjunction with the acquisition of certain operating subsidiaries (the “Project-Level Notes”). The Project-Level Notes are held by project-companies or their parent companies, and are collateralized by the solar energy facilities held by the relevant company, in addition to cash held in debt service accounts and standby letters of credit. As of June 30, 2023 and December 31, 2022 and 2021, we had a revolving commitment in the amount of

$44.5 million, $50.3 million and $42.7 million, respectively, with no borrowings outstanding. Project level entities incur a commitment fee at an annual rate ranging between 0.15% and 0.75% based on the unused portion of the revolving commitment. Under the terms of the Project-Level Notes, we are subject to various covenants; as of June 30, 2023 and December 31, 2022, we were in compliance with the covenants.

Letters of Credit

We have entered into various letters of credit agreements. As of December 31, 2022, we had letters of credit in an aggregate amount of $338.9 million, and $334.4 million as of June 30, 2023. We incur commitment fees at annual rates of 0.75% to 2.25% based on the value of the issued standby letters of credit. We incur commitment fees at annual rates of 0.15% to 0.75% based on the unused portions of the letters of credit.

Subscription Facility

On February 22, 2018, we entered into a revolving credit agreement with HSBC Bank USA, N.A. (the “Revolving Credit Agreement”). Proceeds from the credit facility (the “Subscription Facility”) were used to finance our operating and investing activities. The Subscription Facility was collateralized by unfunded investor capital commitments; as of December 31, 2021 and 2022 our total unfunded capital investor commitments were $845.8 million and $563.9 million, respectively. As of December 31, 2021 and 2022, the size of the Subscription Facility was $494.0 million and $384.0 million, respectively. The interest rate of our Subscription Facility for (i) SOFR Loans was the Adjusted Term SOFR for the applicable Interest Period plus the Applicable Margin (as each such capitalized term is defined in the Revolving Credit Agreement, as amended) and (ii) for Alternate Base Rate Loans, was the Alternate Base Rate (as each such capitalized term is defined in the Revolving Credit Agreement, as amended). The Subscription Facility is funded by PNC Bank, N.A., BankUnited, N.A., Société Générale S.A., MUFG Union Bank, N.A, and HSBC Bank USA, N.A.. We incur a commitment fee at an annual rate of 0.25% based on the unused portion of the Subscription Facility. We also utilize portions of the Subscription Facility as lines of credit to satisfy various obligations. As of December 31, 2021 and 2022, the unused portion of the Subscription Facility was $407.8 million and $95.8 million, respectively. In February 2023, we fully repaid and terminated the Subscription Facility in connection with our entry into the New Revolving Credit Facility.

Cash Flows

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2023

The following table reflects the changes in cash flows for the six months ended June 30, 2023 compared to the six months ended June 30, 2022:

	Six Months Ended June 30,
	2023	2022	Change
	(in thousands)
Net cash provided by operating activities	$19,481	$56,618	$(37,137)
Net cash used in investing activities	$(133,432)	$(202,080)	$68,648
Net cash provided by financing activities	$137,813	$9,464	$128,349

Net Cash From Operating Activities

Changes to net cash used in operating activities were driven by:

(in thousands)
Increase in operating income adjusted for non-cash items	$2,483
Decrease in cash from working capital primarily driven by the timing of accounts receivable, collections and payments of accounts payable	(17,743)
Net increase in cash paid for interest and taxes	(21,877)

Total	$(37,137)

Net Cash Used in Investing Activities

Changes to net cash used in investing activities were driven by:

(in thousands)
Decrease in cash used in acquisitions	$3,171
Decrease in cash used in construction of new projects	68,477
Increase in cash contributed to equity investments	(3,000)

Total	$68,648

Net Cash From Financing Activities

Changes in net cash provided by financing activities were driven by:

(in thousands)
Decrease in net contributions from non-controlling interest members	$(92,003)
Increase in net contributions from equity members	356,707
Decrease in net borrowings to acquire and build new solar facilities	(189,524)
Decrease in dividends paid to members	40,490
Increase in distributions to non-controlling interest members	(687)
Decrease in buyout of non-controlling interests	19,619
Increase in debt amortization	(9,998)
Decrease in tax-equity sale-leaseback payments due to buyouts of certain sale-arrangements	3,745

Total	$128,349

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table reflects the changes in cash flows for year ended December 31, 2022 compared to the year ended December 31, 2021:

	Year ended December 31,
	2022	2021	Change
	(in thousands)
Net cash from operating activities	$129,655	$125,760	$3,895
Net cash used in investing activities	$(564,016)	$(902,032)	$338,016
Net cash from financing activities	$244,490	$991,589	$(747,099)

Net Cash From Operating Activities

Changes to net cash provided by operating activities were driven by:

(in thousands)
Increase in operating income adjusted for non-cash items	$914
Decrease in cash from working capital primarily driven by the timing of accounts receivable Collections and payments of accounts payable	(2,910)
Net decrease in cash paid for interest and taxes	5,891

Total	$3,895

Net Cash Used in Investing Activities

Changes to net cash used in investing activities were driven by:

(in thousands)
Increase in cash used in acquisitions	$(255,979)
Decrease in cash used in construction of new projects	602,434
Decrease in cash from sale proceeds	(8,439)

Total	$338,016

Net Cash From Financing Activities

Changes in net cash provided by financing activities were driven by:

(in thousands)
Decrease in net contributions from non-controlling interest members	$(109,708)
Increase in net contributions from equity members	281,958
Decrease in net borrowings to acquire and build new solar facilities	(833,785)
Increase in dividends paid to members due to increase in funded equity	(3,115)
Increase in distributions to non-controlling interest members	(18,270)
Increase in buyout of non-controlling interests as more buyout options become available	(46,587)
Increase in debt amortization payments partially offset by decrease in tax-equity sale-leaseback payments	(20,609)
Decrease in tax-equity sale-leaseback payments due to buyouts of certain sale-leaseback arrangements	3,017

Total	$(747,099)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following table reflects the changes in cash flows for the year ended December 31, 2021 compared to 2020:

	Year Ended December 31,
	2021	2020	Change
	(in thousands)
Net cash from operating activities	$125,760	$140,763	$(15,003)
Net cash used in investing activities	$(902,032)	$(567,492)	$(334,540)
Net cash from financing activities	$991,589	$476,105	$515,484

Net Cash From Operating Activities

Changes to net cash provided by operating activities were driven by:

(in thousands)
Increase in operating income adjusted for non-cash items	$8,719
Decrease in working capital primarily driven by the timing of accounts receivable collections and payments of accounts payable	(8,356)
Decrease in operating cash flows from an increase in interest payments due to an increase in debt	(15,366)

Total	$(15,003)

Net Cash Used in Investing Activities

Changes to net cash used in investing activities were driven by:

(in thousands)
Reduction in cash used in acquisitions	$214,477
Increase in cash used in construction of new projects	(648,402)
Net decrease in payments for developer notes	83,918
Increase in cash from sale proceeds from sale of 5 MW of assets	15,467

Total	$(334,540)

Net Cash From Financing Activities

Changes in net cash provided by financing activities were driven by:

(in thousands)
Increase in net contributions from non-controlling interest members	$121,654
Reduction in net contributions from equity members	(375,942)
Increase in net borrowings to acquire and build new solar facilities	805,791
Increase in dividends paid to members due to increase in funded equity	(35,029)
Increase in distributions to non-controlling interest members	(5,293)
Reduction in buyout of non-controlling interests	6,662
Payments for debt amortization and tax-equity sale-leasebacks	(2,359)

Total	$515,484

Contractual Obligations and Commitments

We enter into service agreements in the normal course of business. These contracts do not contain any minimum purchase commitments. Certain agreements provide for termination rights subject to termination fees or wind down costs. Under such agreements, we are contractually obligated to make certain payments to vendors, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation. The exact amounts of such obligations are dependent on the timing of termination, and the exact terms of the relevant agreement and cannot be reasonably estimated. As of June 30, 2023, we do not expect to cancel these agreements.

Our indebtedness consists of acquired financing obligations and notes payable. Please see Note 7 to our consolidated financial statements for more information on our debt.

We lease the sites upon which our solar energy facilities are located, as well as certain of the solar energy facilities. Please see Note 8 to our consolidated financial statements for more information on our leases. We also enter into certain operation and maintenance contracts with third-party service providers and have contractual commitments to make payments for such services.

Off-Balance Sheet Arrangements

Obligations under Certain Guarantee Contracts.    The Company may enter into guarantee arrangements in the normal course of business to facilitate commercial transactions with third parties.

Retained or Contingent Interests.    The Company does not have any material retained or contingent interests in assets transferred to an unconsolidated entity.

Obligations Arising Out of a Variable Interest in an Unconsolidated Entity.    As of June 30, 2023, the Company has several investments with an ownership percentage of 50% or less that are accounted for under the equity method. One of these investments is a variable interest entity for which the Company is not the primary beneficiary. See Note 14, Equity Investments, to the Consolidated Financial Statements for additional discussion.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements and related disclosures in compliance with GAAP requires the application of appropriate technical accounting rules and guidance as well as the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and the fair value of certain assets and liabilities. These judgments, in and of themselves, could materially affect the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may also have a significant effect, not only on the operation of the business, but on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies has not changed.

On an ongoing basis, we evaluate these estimates, utilizing historic experience, consultation with experts and other methods we consider reasonable. Actual results may differ substantially from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the information that gives rise to the revision becomes known.

Our significant accounting policies are summarized in Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. Our critical accounting policies include principles of consolidation, income taxes and valuation allowance for deferred tax assets, acquisition accounting and HLBV accounting.

Principles of Consolidation

Our consolidated financial statements reflect our accounts and those of our subsidiaries in which we have a controlling financial interest. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as variable interest entities (“VIEs”), through arrangements that do not involve holding a majority of the voting interests. We consolidate any VIE of which we are the primary beneficiary, which is defined as the party that has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. We evaluate our relationships with our VIEs on an ongoing basis to determine whether we continue to be the primary beneficiary. We have eliminated all intercompany transactions in consolidation.

Income Taxes and Valuation Allowance for Deferred Tax Assets

We measure the need to continue a valuation allowance at each reporting period. Prior to December 31, 2021, we concluded that a valuation allowance was required due primarily to the available negative evidence of a three-year cumulative loss. While there is an inherent risk in timing of the release and the inputs required therein, the Company leverages a third party expert to assist in the computation. As of the fourth quarter of 2021, we have shifted to a three year cumulative income position as a result of our operational fleet expanding and initial start-up costs subsiding. Therefore, as of December 31, 2021, we recorded a reduction of income tax expense of $13.8 million associated with the release of a substantial portion of the Company’s valuation allowance. The valuation allowance is related to deferred tax assets, consisting primarily of federal and state net operating losses. However, we continue to believe it is more likely than not that the results of future operations will not generate sufficient taxable income, even taking into account the future reversal of existing taxable temporary differences to realize such deferred tax assets, requiring a valuation allowance to be recorded. We considered the impact of the Tax Cuts and Jobs Act upon timing and future realization of net deferred tax assets, the profit before tax generated in recent years, as well as projections of future earnings and estimates of taxable income in arriving at this conclusion. The realization of deferred tax assets is primarily dependent upon earnings in federal and various state and local jurisdictions.

Considerable judgment is required to determine the tax treatment of a particular item that involves interpretations of complex tax laws. We are subject to U.S. federal, state, and local income tax examinations for all years beginning in 2018.

Acquisition Accounting

We apply ASC 805, Business Combinations, when accounting for acquisitions, with identifiable assets acquired and liabilities assumed recorded at their estimated fair values at acquisition date. Significant judgment is required in determining if a particular acquisition will be treated as an asset acquisition or as an acquisition of a business. ASU 2017-01 to ASC 805 defines a “Business Acquisition” as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” To be considered a business under the guidance, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The guidance provides an initial screen to use in determining whether a set is considered a business. If the conditions for the initial screen are met, then the set is not considered a business and should be accounted for as an asset acquisition.

The initial screen for determining if a particular acquisition is a “Business Acquisition” are met if the “fair value is concentrated in a group of similar identifiable assets.” Management has determined a common fact pattern where purchases of pre-operational assets tend to pass the screen, while operational assets generally fail and require further analysis. This is because for pre-operational assets, the only tangible asset acquired is the facility itself.

For the assets that fail the initial screen, we evaluated whether or not a substantive process that significantly contributes to the ability to create an output was acquired. For these assets acquired to date, due to the lack of an organized workforce, lack of acquired contractual relationships that provide for management of the assets and a lack of significant proprietary technology, we concluded that a substantive process has not been acquired. For these reasons, our acquired solar power generation projects also do not meet the above definition of a “Business Acquisition” and will be accounted for as an asset acquisition.

Significant judgment is required in determining the acquisition date fair value of the assets acquired and liabilities assumed, predominantly with respect to property, plant and equipment, PPAs, asset retirement obligations and other contractual arrangements. We leverage qualified third party valuation firms to complete purchase price allocations at the time of acquisition. We base the underlying cash flow data on our collective experience in modeling and pricing projects and rely on the expertise of our providers to provide accurate discount rates and useful lives which aid in the preparation of the ultimate outputs. Although our valuation firms and our staff are knowledgeable and follow authoritative guidelines for fair valuation, they must make a number of subjective assumptions based on professional judgments and industry data.

For solar and battery storage facilities, construction costs and future revenues and expenses are estimable. Since 2021, supply chain disruptions have impacted market estimates for construction costs. We have attempted to minimize these risks through negotiations with counterparties such as materials suppliers and construction companies. We believe that estimates of discount rates and their useful lives are less certain and could have significant impacts to property, plant and equipment valuations and future depreciation, amortization and accretion. Other key inputs that require judgment include comparable market transactions, estimated useful lives and probability of future transactions. We evaluate all available information, as well as all appropriate methodologies, when determining the fair value of assets acquired and liabilities assumed in an asset acquisition. In addition, once the appropriate fair values are determined, we must determine the remaining useful life for property, plant and equipment and the amortization period and method of amortization for each finite-lived intangible asset.

The allocation of the purchase price directly affects the following items in our consolidated financial statements:

•	The amount of purchase price allocated to the various tangible and intangible assets, liabilities and noncontrolling interests, if any, on our consolidated balance sheets;

•	The amount of purchase price allocated to the value of above-market and below market PPAs, which is subsequently amortized to revenue over the remaining terms of each respective arrangement; and

•

The period of time over which tangible and intangible assets are depreciated or amortized varies, and thus, changes in the amounts allocated to these assets will have a direct impact on our results of operations.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation of our long-lived assets for which uncertainty exists regarding the recoverability of the carrying value of such assets involves the assessment of future cash flows, external market conditions and other subjective factors that could impact the estimation of future cash flows including, but not limited to, the amount and timing of future cash flows and the discount rate. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows. Changes in circumstances or market conditions could adversely affect these estimates, which could result in an impairment charge. During the six months ended June 30, 2023 and the years ended December 31, 2022, 2021 and 2020, no impairment losses were recorded.

Redeemable Noncontrolling Interests and Noncontrolling Interests

Noncontrolling interests represent third-party interests in the net assets of certain consolidated subsidiaries (the “tax-equity entities”). For these tax-equity entities, we have determined the appropriate methodology for calculating the non-controlling interest balances that reflects the substantive economic arrangements in the operating agreements is a balance sheet approach using the HLBV method. Under the HLBV method, the amounts reported as noncontrolling interests in the consolidated balance sheets represent the amounts third-party investors would hypothetically receive at each balance sheet date under the liquidation provisions of the operating agreements, assuming the net assets of the subsidiaries were liquidated at amounts determined in accordance with GAAP and distributed to the investors. The non-controlling interest balances in these subsidiaries are generally reported as a component of equity in the consolidated balance sheets. The amount of income or loss allocated to noncontrolling interests in the results of operations for the subsidiaries using HLBV are determined as the difference in the non-controlling interest balances in the consolidated balance sheets at the start and end of each reporting period, after taking into account any capital transactions between the subsidiaries and the third-party investors. Factors used in the HLBV calculation include GAAP income (loss), taxable income (loss), capital contributions, investment tax credits, distributions and the stipulated targeted investor return specified in the subsidiaries’ operating agreements. Changes in these factors could have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. The use of the HLBV method to allocate income (loss) to the non-controlling interest holders may create volatility in the consolidated statements of operations as the application of HLBV can drive changes in net income or loss attributable to noncontrolling interests from period to period.

When we acquire non-controlling interests in tax-equity partnerships we determine the difference between the fair value and the HLBV-derived value of the non-controlling interest as of the date of acquisition. We amortize and reallocate this difference between the non-controlling and controlling interests over a period equal to the weighted-average remaining life of the solar energy facilities.

We classify certain noncontrolling interests with redemption features that are not solely within our control outside of permanent equity in the consolidated balance sheets. The designation of redeemable noncontrolling interest is driven by whether the non-controlling interest is currently redeemable or it is probable that it will become redeemable. Redeemable noncontrolling interests are reported using the greater of the carrying value at each reporting date as determined by the HLBV method or the estimated redemption value at the end of each reporting period. Estimating the redemption value of the redeemable noncontrolling interests requires the use of significant assumptions and estimates, such as projected future cash flows.

Finally, we determine whether the carrying amounts of the non-controlling interests should be adjusted to the redemption amounts, floored at the initial carrying amount of the non-controlling interests, excluding adjustments that may occur as a result of attributing income to the non-controlling interests. We first attribute net income or loss of the subsidiary and related dividends to the non-controlling interests pursuant to ASC 810. After that attribution, we apply ASC 480-10-S99-3A to determine whether any further adjustments are necessary to increase the carrying value of redeemable noncontrolling interests, with the amount presented in temporary equity being the greater of the non-controlling interests balance determined under ASC 810 or the amount determined under ASC 480-10-S99-3A. For the latter, we have elected to record the entire change in the redemption amount immediately in retained earnings (versus amortizing to the point redemption is permitted). Further, we believe the shares underlying the non-controlling interests are substantively akin to preferred shares, given they receive preferential returns and distributions compared to the shares retained by us. As a result, the full amount of changes in the redemption value should be an adjustment to the numerator for basic earnings per share purposes, noting that the redemption options were effectively issued by the parent (i.e., a wholly-owned subsidiary thereof) of these partnerships.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model. We adopted this ASU under a modified retrospective approach on January 1, 2020. As a result of adopting this ASU, our allowance for credit losses on financial assets that are measured at amortized cost reflects management’s estimate of credit losses over the remaining expected life of such assets. These expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The adoption of this ASU did not have a material impact to our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848). ASU 2020-04 provides optional relief from applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform. In addition, in January 2021, the FASB issued ASU 2021-01, Reference Rate Reform—Scope, which clarified the scope of ASC 848 relating to contract modifications. To the extent we make contract amendments that are within scope of this guidance, we expect to apply the relief contemplated. However, the impact will depend on the specific facts and circumstances of any future amendments and, therefore, it is not possible at this time to estimate the impact.

In January 2021, the FASB issued ASU 2021-01, an additional Accounting Standards Update related to Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848). ASU 2021-01 clarifies that contract modifications that change the interest rate used for margining, discounting, or contract price alignment can be treated retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may also elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. To the extent the Company makes contract amendments that are within scope of this guidance, the Company expects to apply the relief contemplated. However, the impact will depend on the specific facts and circumstances of any future amendments and, therefore, it is not possible at this time to estimate the impact.

In July 2021, the FASB issued ASU 2021-05, Lessors—Certain Leases with Variable Lease Payments (ASC 842). ASU 2021-05 amends the accounting for lessors with lease contracts that both (1) have variable lease payments that do not depend on a reference index or a rate and (2) would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. If these criteria apply, lessors should instead classify and account for such leases as operating leases which will generally avoid the upfront recognition of a loss. We have elected to early adopt the amendments as of January 1, 2021 retrospectively to leases that commenced or were modified on or after the adoption of Update 2016-02. The adoption of this ASU did not have a material impact to the Company’s consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to various market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transactions.

Interest Rate Risk

Changes in interest rates create a modest risk because certain borrowings bear interest at floating rates based on either London Interbank Offered Rate (“LIBOR”) or SOFR plus a specified margin. As of June 30, 2023, we have entered into interest rate swap agreements with a total notional amount of approximately $366.9 million in order to mitigate our exposure to fluctuations in interest rates associated with our variable rate debt. Under the terms of the interest rate swaps, we receive LIBOR or SOFR based variable interest rate payments and make fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of our debt hedged. We do not enter into any derivative instruments for trading or speculative purposes. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and operating expenses and reducing funds available to capital investments, operations and other purposes. A hypothetical 10% increase in our interest rates on our variable debt facilities would have had an approximate $2.9 million impact on our interest expense during 2023.

Credit Risk

Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and restricted cash. Our investment policy requires cash and restricted cash to be placed with high-quality financial institutions and limits the amount of credit risk from any one issuer. We additionally perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally do not require collateral.

Commodity Price Risk

Our fleet exposes us to volatility in the market prices of electricity and of regulatory constructs such as SRECs. To stabilize our revenue, we enter into PPAs with off-takers that ensure that all or most of the electricity generated by each project will be purchased at the contracted price. We manage the commodity price risk of our merchant generation operations by entering into derivative or non-derivative instruments to hedge the variability in future cash flows from forecasted purchases of electricity and SRECs.

Internal Control Over Financial Reporting

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required in connection with this offering to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting, and to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting, no later than with our second annual report following the offering.

BUSINESS

Overview

We are a renewable energy company. Our mission is to serve enterprise customers by providing the renewable energy and related services that these customers need on their journey to an electrified, decarbonized world. To achieve this mission, we generate renewable energy with our fleet of solar projects and are able to store energy in our fleet of battery projects, in each case tailored to the needs of individual enterprise customers. In 2022, we were one of the largest independent solar energy and energy storage power producers in the U.S. and one of the top 5 largest solar and storage asset owners overall in the U.S., based on the total gross capacity of our projects that were operating according to S&P Global Market Intelligence. As of June 30, 2023, our fleet was composed of over 875 projects spread across 28 states with an aggregate capacity of approximately 2.9 GW of operating and under construction solar projects and approximately 270 MW of operating battery storage projects. We have a blue-chip set of over 200 enterprise customers, many of whom have bold decarbonization objectives, which we believe will provide us with many add-on commercial opportunities in the years to come.

2022 Top 5 U.S. Independent Solar and Storage Energy Producers by Capacity (GW)

(Includes Operating Solar Assets and Energy Storage Capacity)

Source: MN8 Energy metrics as of December 31, 2022, other metrics from S&P Global Market Intelligence as of December 31, 2022.

(1)	Includes operating solar assets and 0.3 GWAC energy storage capacity.

Our Story

We were founded inside of Goldman Sachs Asset Management, L.P. in 2017. At the time, significant declines in the cost of solar modules and equipment had suddenly resulted in a new economic reality: that energy could be produced from the sun in many parts of the U.S. at the same or lower prices as energy produced from fossil fuels. Solar energy also held the distinct advantage of being able to be produced with mature technology that could be deployed in almost any location and in customized sizes. Concurrently, many leading private and public sector enterprises began setting ambitious targets for reducing their carbon emissions. We anticipated that these enterprise customers, which include corporations, federal, state and municipal entities, universities, colleges and school districts, communities

(through CCAs), and utilities, would increasingly prefer to purchase solar energy that was produced on site or in proximity to where these customers were located as a means to lower their cost of energy, meet their carbon reduction targets and exert more control over where and how their energy was being produced. We believed that this provided an opportunity for us to disrupt the energy industry by owning and operating the solar energy facilities needed to meet these customer desires.

We envisioned that over time, as technology improved and costs came down, enterprise customers would want additional renewable energy infrastructure and services, as they adjusted to an electrified, decarbonized world. For example, adding battery storage to solar projects has the potential to capture excess solar power production during daylight hours and provide customers with renewable energy during more hours of the day, as well as to provide resiliency from power outages and the ability to participate in grid services programs. At the time, we did not know when battery storage would become economically viable, but we believed that focusing on long-term contractual relationships with customers would give us the runway to capture these opportunities. Today, with the decline in the cost of battery modules, we are seeing strong customer interest in adding battery storage to solar projects. Looking into the future, we believe that many enterprise customers will soon want to add EV charging at their facilities as vehicle fleets convert from internal combustion engines to electric motors. We believe that our customer and project footprint is well-positioned to capture these opportunities as well.

Our Business Model

Produce long-term contracted cash flows with high credit quality enterprise customers.     Our business model is to develop, own and operate renewable energy assets that serve enterprise customers while simultaneously producing attractive cash flow for our investors by selling energy, storage and related services to high credit quality customers under long-term contracts, typically at fixed prices. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 14 years as of the date of this prospectus. Our renewable energy generation fleet is currently comprised exclusively of solar projects. We have focused on solar because it is a mature technology that produces a much lower expected energy production volatility than other renewable energy technologies such as wind turbines. The combination of long-term, typically fixed price contracts, limited technology risk and lower energy production volatility from our generation fleet results in recurring revenue and more predictable cash flow for our investors.

Place renewable energy assets in locations where they are likely to have long-term value.     We seek to locate our renewable energy assets in locations where we believe they will have a higher value, such as places that have higher prevailing power prices, have strong and consistent solar irradiance, offer additional revenue streams such as RECs or have more barriers to operation or development of competing assets. Scaling our fleet of assets in certain desirable markets also provides us with economies of scale in those markets, including more efficient staging of spare parts to reduce project down time and better pricing and faster response times from local vendors who provide services to our fleet.

Actively manage our renewable energy assets to maximize revenue, minimize expenses and harness technological improvements.    We are intensely focused on our fleet of solar energy and energy storage systems. Our plant operations center continuously seeks to enhance revenue through proactive performance monitoring, customized preventative maintenance schedules and system design improvements, while our power markets and commodities team seek additional revenue sources, such as qualifying our assets for an additional incentive program or marketable capability. We also seek to minimize the expenses of operating our assets, such as by leveraging our increasing scale to drive better vendor pricing, utilizing the strength of our balance sheet to eliminate security deposit requirements and working with local authorities to manage property tax liabilities. In addition, we constantly scout and evaluate new or improved technologies that we can incorporate to either increase revenues or reduce expenses. For example, we have incorporated a program of periodic flyovers of our solar arrays by either planes or drones to perform thermal imaging analysis that can identify underperforming or internally damaged solar modules. With this information we can improve revenue by replacing or repairing affected solar modules. Another example is our use of improved inverter technology that allows us to perform more routine trouble shooting items remotely from our plant operations center, thereby eliminating the expense of sending a technician to the site.

Finance renewable energy assets with long-term debt designed to minimize refinancing and interest rate risk.    With long-term, fixed-price contracts and minimal technology risk, we have developed a clean and simplified approach to financing large and diversified project portfolios with primarily low-cost, long-term, fixed-rate fully amortizing debt accessed through the institutional green bond market. This approach allows for financial flexibility to incorporate tax-equity financings at the project level while also increasing debt capacity every year—with $475.5 million amortizing over the next five years. As of June 30, 2023, our total debt (excluding discounts and premiums) was $2,247.6 million. Of this amount, approximately 27.9% is project-level, fully-amortizing debt which we expect to pay off in full by 2041. To manage medium-term development and construction needs, we utilize our $500.0 million Warehouse Facility that matures in 2026.

Leverage our customer relationships to provide additional renewable energy and related services as their decarbonization goals advance.    We believe that there is significant value embedded in our direct customer relationships. Customers are using renewable energy for only a fraction of their total energy needs, providing us with an opportunity to scale our relationship. We also see customers increasingly focused on the transition to EVs, and we believe this focus will continue in part due to the EV tax credits for new and used EVs contained in the Inflation Reduction Act. Additional EVs will require both additional charging infrastructure as well as increased on-site energy. We believe that many of our existing and potential future customers will want to use renewable energy to power their EV charging infrastructure. In many cases, the ability to store power in batteries will be helpful or required in order to provide the power needed to charge EVs and add a resiliency solution in the face of potential grid reliability issues. Demonstrating our commitment to meeting the evolving needs of our customers, we have partnered with ChargePoint and entered into the Mercedes-Benz Joint Ventures to address the growing market for EV charging infrastructure. We believe that these trends will provide us with an opportunity to offer renewable energy, EV charging infrastructure and batteries on a bundled or individual basis to service our customers.

Our Team

To execute our business, we have built a team composed of approximately 290 professionals by combining accomplished personnel from Goldman Sachs with extensive investment, finance and commodity expertise with seasoned personnel from the renewable energy industry with extensive expertise spanning the renewable project life-cycle, including project development, engineering and design, procurement, construction oversight, O&M oversight, and asset management. We believe this combination of skill sets, drawn from world class institutions, is a key differentiator and sets the foundation for success. Our team deploys a differentiated approach to developing, owning and operating renewable projects utilizing a purpose-built, end-to-end software solution. At our inception, there were no third-party platforms or software packages that allowed us to track a project from origination through operation and to optimize performance. As such, we partnered with QBI to develop such a platform. The QBI software provides us with a data-driven operating system that improves efficiency and decision making through automation, strengthens data integrity and enhances performance by providing powerful data analytics. The skill and experience of our team, combined with the QBI operating system, has been crucial to building a robust pipeline of both development and acquisition opportunities and operating our portfolio with a high level of availability, strong performance and thoughtful expense management.

We have experienced significant growth. The chart below shows the growth of our fleet since our inception, both in total capacity and operating revenues.

Note: June 30, 2023 revenues reflect trailing twelve months.

Current Operations

As of June 30, 2023, our fleet consists of approximately 2.7 GW of operating and 0.2 GW of under construction solar projects as well as approximately 270 MW of operating energy storage projects. The fleet is strategically located primarily in places with well established, deregulated electricity markets and having strong support for renewable energy, often through renewable power generation requirements or targets. It is also primarily located in places with high prevailing power prices and barriers to operation or development of competing assets. These barriers include limited available land for development of energy projects, limited transmission capacity or formidable regulatory hurdles. We believe that strategic locations of our fleet preserve and build long-term value.

Our fleet is diversified with projects located across over 875 project sites in 28 U.S. states and anchored by long-term off-take agreements with over 200 enterprise customers. We believe that the geographic dispersion of the fleet, including scaled presences on both U.S. coasts supports more consistent financial performance by reducing the impact of adverse regional weather patterns and natural disaster events. It also reduces the impact of adverse regulatory or market changes made by a particular state or regional transmission organization. Our large roster of enterprise customers is a mitigant to individual customer credit risk. The solar modules, inverters, racking and other equipment used in our fleet are also diversified by manufacturer which we believe meaningfully limits our exposure to serial manufacturing defects and design risks. We are purposeful in creating significant diversification across many metrics in an effort to produce greater financial stability with our fleet.

In originating our fleet, we are focused on the needs of our enterprise customers. We do not define our focus as “utility-scale” or “C&I” or “distributed generation” projects. Rather, we recognize that our customers have a wide range of needs including both smaller scale, on-site power generation, such as rooftop, canopy or carport projects, and larger scale, off site power generation, such as ground mounted projects covering many acres of land. As a result of our customer driven approach, our fleet comprises a wide range of sizes for customized solutions.

The following map provides an overview of our current fleet as of June 30, 2023:

The following pie charts provide an overview of our fleet’s customer characteristics as of June 30, 2023:

Customer Type (% by Total MW)	Customer Credit Quality (% by Total MW)	PPA Term Remaining (% by Total MW)

Note: “Shadow IG” refers to unofficial investment grade ratings that are not publicly announced. Excludes less than 1% of Not Rated customers. Customer credit ratings are only shown for operating assets.

In addition to our current fleet, we have a large, diversified pipeline of projects in development. As of June 30, 2023, the projects in our development pipeline had an aggregate capacity of approximately 5.1 GW, which is made up of approximately 3.7 GW of solar generation projects, approximately 1.3 GW of energy storage projects and 2,700 EV charging ports. These projects are primarily located in well-established, deregulated electricity markets with strong support for renewable energy, that have characteristics similar to those of our current fleet, supporting the creation of long-term value. The projects in our pipeline are in various stages of the development process. Among our total pipeline of projects, we expect approximately 85 MW to reach NTP by December 31, 2023. These projects, along with the approximately 202 MW of solar and storage projects that are under construction as of June 30, 2023 represent the primary pathway to our EBITDA growth over the next two years. The other approximately 5.0 GW of projects in our pipeline are expected to reach NTP after December 31, 2023. We are targeting commercial operation of these projects between 2024 and 2029, with up to 304 MW of projects expected to reach commercial operation in 2023 and 2024, which would result in a 10% increase in our operating and under construction MWs.

Our Market Opportunity

Today, the demand for sustainable, efficient, and reliable electricity in the U.S. continues to accelerate as governments and corporations establish renewable targets and decarbonization goals. We expect electricity generated by renewables to not only replace that generated by the burning of fossil fuels, but also to be utilized to meet growing electricity demand as transportation, heating, and cooking—all once powered primarily by fossil fuels—are electrified.

Solar is the fastest growing form of new electricity generation in the U.S. According to the SEIA, installed solar capacity in the U.S. has experienced an average annual growth rate of 33% in the past decade. During each of the last nine years, solar has been either the first or second source of new electric capacity additions. In 2021, 46% of all new electric capacity added to the grid came from solar, the largest such share in history and the third year in a row that solar added the most generating capacity to the grid. We believe the growth of solar installations is poised to continue. According to BNEF in an October 2022 report, the U.S. had approximately 73 GW of combined utility-scale and C&I solar capacity as of 2020 and capacity is expected to grow by 320 GW to approximately 390 GW, or approximately 15%, implying an approximately 17% CAGR by 2030. These new capacity additions represent the TAM for our renewable generation business, with the charts below demonstrating the expected incremental growth in capacity expected year-over-year and the overall expected growth of our key focus areas.

2021–2030 Cumulative U.S. Utility-Scale and C&I Solar Capacity Additions (GW)

Source: BloombergNEF, second half of 2022 U.S. Renewable Energy Market Outlook.

Growth in U.S. Total Addressable Market

(MW or Number of Chargers)

Source: BloombergNEF, second half of 2022 U.S. Renewable Energy Market Outlook, first half of 2023 Energy Storage Market Outlook; International Council on Clean Transportation, Charging up America: Addressing the Growing Need for U.S. Charging Infrastructure through 2030, as of July 2021.

National governments have encouraged the ongoing energy transition, setting ambitious climate targets and providing attractive incentives for renewable energy producers. The Inflation Reduction Act positions the U.S. to reach net-zero emissions by no later than 2050 through a combination of investments in the domestic production of solar panels and batteries, extensions and expansions of existing tax credits and providing capital to innovative green technologies.

In particular, the Inflation Reduction Act (i) extended the ITC for solar to at least 2032, providing significant runway and certainty on the tax incentives that will be available to our projects in the future, (ii) expanded the ITC to include stand-alone energy storage projects so that such storage projects may claim the ITC without being integrated into a solar facility, (iii) allowed solar to claim the PTC that is a production based credit that extends for 10 years following the placed in service date of the facility, which provides for greater flexibility for different financing structures, including having a solar plus storage project take advantage of the PTC for solar and the ITC for storage, (iv) revised tax credits for EV charging infrastructure and new EVs and introduced tax credits for used EVs and commercial EVs and (v) introduced the concept of transferability of tax credits, providing an additional option to monetize such credits. We believe the Inflation Reduction Act will increase demand for our services due to the extensions and expansions of various tax credits that are critical for financing our business and may provide more flexibility in the various financing structures we can now use while also providing more certainty in and visibility into the supply chain for materials and components for solar and energy storage systems. However, the impact of the Inflation Reduction Act cannot be known with any certainty and we may not achieve any or all of the expected benefits of Inflation Reduction Act.

The commercial enterprise solar market continues to be boosted by corporate clean energy and decarbonization goals. According to a WoodMac report for SEIA, C&I renewable demand in the U.S. is expected to drive approximately 10 to 13 GW of new solar generation from 2022 through 2026.

The number of companies making commitments to clean energy has also been growing steadily, increasing the size of the market opportunity. RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 417 members by August 2023, and includes a number of Fortune 500 companies that are already our customers. This organization alone represents hundreds of annual TWh of demand for renewable energy, and it is estimated that RE100 members’ renewable energy demand will exceed supply by as much as 290 TWh by 2030 without significant investment in additional renewable energy supply. Further, less than 1% of commercial electricity demand is served by on-site solar, according to SEIA, as of December 31, 2022. This shortfall, combined with low-levels of market penetration for on-site solar creates a huge opportunity for further growth in the segment.

RE100 Member Companies Cumulative Growth (number of members at year-end)

Source: RE100 as of August 8, 2023.

Projected Renewable Shortfall for RE100 Members

Source: BloombergNEF Bloomberg Terminal, The Climate Group, company sustainability reports, RE100 as of December 2022.

Commercial Solar Installations and Forecasts, 2020–2027

Source: SEIA/Wood Mackenzie Power & Renewables U.S. Solar Market Insight Report, 2022 Q4.

As solar module prices have continued to fall, commercial solar installations have grown rapidly and have diversified to include everything from rooftop systems, solar parking canopies, and large off-site installations. Average commercial system sizes have also been growing over time, primarily driven by falling prices and more financing flexibility. With corporate renewable and decarbonization goals continuing to increase, we believe this growth in average system size is likely to continue.

In addition to the diversification in types of solar installations, enterprises are also increasingly looking for solar systems paired with battery storage. According to SEIA, by 2025, nearly 30% of all behind-the-meter solar systems will be paired with storage, compared to less than 11% in 2021. Larger scale solar projects are also more frequently being paired with storage, with over 45 GW of commissioned or announced projects paired with storage, representing over 50 GWh of storage capacity. In an analysis of long-term projected capacity additions through 2050 done by the U.S. EIA, large-scale battery storage energy capacity is projected to grow to 235 GWh (59 GW power capacity of four-hour duration systems) by 2050, which would include 153 GWh (38 GW) of storage paired with solar. In the nearer term, BNEF expects the U.S. to add approximately 42 GW of utility-scale and approximately 2 GW of C&I storage capacity between 2021 and 2025. We consider this to be our TAM for battery storage during this time period.

2021–2025 Forecasted Cumulative U.S. Storage Capacity (GWh)

Source: BloombergNEF, first half of 2023 Energy Storage Market Outlook.

As major auto manufacturers have committed to electrification, we believe that EV charging presents a significant opportunity to serve enterprise customers. Due to rising policy and customer support, new battery technologies and lower costs, we believe the next 20 years will bring significant changes as EVs reshape automotive and freight industries. This will also bring a substantial need for EV charging infrastructure, as fleet operators and businesses prepare for this transition. Although the EV charging market is relatively new, the significant increase in projected EV sales in the near-term illustrates the growing need for EV charging infrastructure. BNEF estimates that by 2025, EV’s share of new passenger vehicle sales will be nearly 23%, compared to 8.7% in 2021. To support the additional EVs on the road, the annual investment required in EV charging infrastructure will need to increase from approximately $1 billion in 2021 to greater than $4 billion by 2030, according to the International Council on Clean Transportation. This investment will likely be aided by the tax credit for EV charging infrastructure, as modified by the Inflation Reduction Act. The chart below illustrates the number of non-home EV chargers that are expected to be needed to meet demand through 2030.

Non-home EV Chargers

Source: International Council on Clean Transportation, Charging up America: Addressing the Growing Need for U.S. Charging Infrastructure through 2030, as of July 2021.

Key Growth Drivers

We believe the key factors that will continue to drive growth in U.S. solar generation include the following:

Increasing economic competitiveness of solar with fossil generation sources.    Solar energy is an increasingly cost-effective way of generating electricity and diversifying fuel risk. Continuous improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. While natural gas continues to make gains in generation market share, we expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy. In addition, intensifying challenges for conventional coal have resulted in the retirement of certain coal plants, while cost uncertainties, public concern over new construction and nuclear waste disposal as well as intensified competition from gas-fired generation have delayed or halted certain new nuclear development activities. This has led to an increase in renewable targets, in part, in order to satisfy supply requirements resulting from plant retirements and demand growth.

As of the first half of 2021, BNEF’s global Levelized Cost of Electricity (“LCOE”) benchmark for solar projects (both fixed axis and tracking) was $38 to $48 per MWh, which represents a decline of approximately 88% since the second half of 2009. In the U.S., this LCOE benchmark for solar is currently $29 to $51 per MWh. An increase in the efficiency of photovoltaic (“PV”) cells has helped drive this cost decrease. In the U.S., solar PV with single-axis tracking is now the cheapest source of new-build bulk power, ahead of onshore wind and combined cycle gas turbines. As efficiency continues to increase, solar PV LCOE is expected to fall further, continuing to increase the competitiveness of solar electricity.

Accelerating demand for and deployment of cost-effective battery energy storage.    As additional renewable projects are deployed and economics continue to improve, we will see continued growth in energy storage projects. Given the intermittency of solar and wind resources, the integration of battery storage can allow for the storing of excess energy when solar and wind resources are producing it and feed it back to the grid when it is needed. This will serve an important function for maintaining grid stability as intermittent renewables become a larger portion of the generation mix.

States have been implementing targets for energy storage, with nine states publishing targets for 2024 or 2030, including Nevada, California, Virginia, Massachusetts, and others. These targets have been effective in prompting utilities to deploy storage, particularly in California and New York. In California alone, BNEF expects approximately 32 GW of energy storage capacity could become operational through 2030.

The “stackable” nature of behind-the-meter batteries also makes it attractive to both customers and suppliers. Batteries provide emergency back-up power while also managing demand charges and providing system capacity. Growth in demand is also being spurred by a recent Federal Energy Regulatory Commission (“FERC”) order that allows storage resources to participate in the wholesale market and ITCs, buoying renewable-plus-storage investments.

Growing corporate and investor support for decarbonization of energy.    Corporate clean energy goals for decarbonization have grown meaningfully in recent years and investors have been calling for corporate sustainability commitments, pushing companies to make more aggressive pledges. In addition, we have seen corporations join various initiatives focused on reaching net zero emissions. As an example, RE100, a global corporate renewable energy initiative that brings together businesses that are committed to 100% renewable electricity by 2050, has grown from fewer than 20 members in 2014 to 417 by August 2023. The total power demand of RE100 members grew from approximately 100 TWh in 2015 to approximately 325 TWh in 2020. As corporations work towards meeting these decarbonization targets, the need for additional renewable energy capacity will continue to grow.

Government policies and incentives, including RPSs, which require that a certain percentage of electricity come from renewable energy resources. Regulatory support for the development of renewable power resources typically include RPSs and tax incentives or direct subsidies. 37 U.S. states, the District of Columbia, and Puerto Rico have either RPS targets or other policy goals that require or encourage load-serving utilities to supply portions of their customer electricity demand from renewable sources, according to EIA. Of these, 12 states (including California, New York, Nevada and Virginia) and the District of Columbia have set a requirement for 100% clean electricity by 2050. Some of these standards also have interim targets; for instance, California will require 60% renewable energy by 2030 with a goal of 100% by 2045 and New York will require 70% by 2030 with 100% zero-emissions electricity by 2040. To meet these interim targets and longer-term goals, demand for and investment in renewable electricity and storage projects will continue to grow.

The Inflation Reduction Act provided a variety of expanded and extended tax credits critical to decarbonization in an effort to reach President Biden’s non-binding target of net-zero emissions by 2050. For example, the ITC has been extended for solar until 2032, providing significant runway and certainty to further incentivize non-RE100 members to commit to the renewable effort, the ITC has been expanded to include energy storage projects, solar is now eligible for the PTC, the tax credits may be transferred so that RE100 and non-RE100 members can purchase the credits without being involved in tax equity structures, and tax credits have been enacted or modified for new and used EVs and EV charging infrastructure. Substantial investments will also be made in domestic manufacturing for renewable energy infrastructure and components. Government action on the scale of the Inflation Reduction Act represents a tangible and substantial step toward meeting the ambitious climate targets of the U.S. through support of domestic renewable energy production and manufacturing. While the Inflation Reduction Act also imposed a minimum alternative tax on certain corporations that have gross revenue of over $1.0 billion, such minimum alternative tax is able to be reduced by the amount of any renewable tax credits, which may further encourage those corporations to invest in renewable projects and/or purchase tax credits.

Our Competitive Strengths

We have several key competitive strengths that differentiate us from our peers, including:

Differentiated partner for our customers.    In 2022, we were one of the largest independent solar energy and energy storage power producers in the U.S. and one of the top 5 largest solar and storage asset owners overall in the U.S., based on the total gross capacity of our projects that were operating according to S&P Global Market Intelligence. Our role as a large, stable asset owner provides us with advantages in attracting off-takers who know that we will be the long-term owner of the asset and not someone whose business model is to “develop and flip” or whose capital base will require a divestiture prior to the end of the off-take contract. We have found this consistency in counterparty to be important to our customers. We believe this has been key in enabling us to win projects and has earned us a reputation among customers as a credible developer and owner and made us a partner of choice. We believe these key qualities are part of the reason that approximately 48% of our customers have more than one project contracted with us as of June 30, 2023. Our reputation as a successful developer has also allowed us to expand our product offerings to meet our customer needs. Customers and potential customers are looking to us for support in developing products beyond solar and storage given our successful development track record. The recent Mercedes-Benz Joint Ventures provides an example of this ability to be a differentiated partner to our customers.

Our customers are diverse and creditworthy, which reduces the risk of our portfolio.    Our over 200 customers are corporations, federal, state and municipal entities, universities, college, and school districts, communities (through CCAs), and utilities. Some are among the largest and most creditworthy entities in the world. As of June 30, 2023, approximately 91% of our contracted operational MWs are with investment grade rated customers, approximately 7% are with unrated customers whose credit risk we view as equivalent to investment grade, and approximately 1% are from community solar, a credit diversified portfolio. The combination of this counterparty diversification and high credit quality reduces the risk of defaults and allows us to maximize the predictability of our cash flows over the long term.

Strong balance sheet provides ability to deliver on commitments.    We typically enter into solar generation contracts with a term of 15 years or longer. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 14 years as of the date of this prospectus. These long-term contracts with our diverse and highly-rated customers create consistent cash flows that have allowed us to build a strong balance sheet and the financial wherewithal to deliver on our commitments to customers and for our long-term growth. We have a repeat track record of financing large and diversified project portfolios through the institutional green bond market. Since 2019, we have executed $1.3 billion of financings in the green bond market, including $252 million in senior secured notes due 2047 that were issued in April 2022. These financings are fixed rate and fully amortizing, with a 25-year tenor, and a weighted average cost of debt of 3.4%. They represent some of the lowest costs ever achieved in the green bond market. In addition, this strategy has mitigated both interest rate and refinancing risk. As we focus on 100% ownership of our projects, these larger financings allow for a more simplified capital structure with increased flexibility for tax-equity financings and capital capacity due to their self-amortizing debt. In addition, in May 2023, we entered into the New Revolving Credit Facility, with initial aggregate commitments of $450.0 million. Borrowings under the New Revolving Credit Facility are scheduled to mature on February 3, 2028.

Industry-leading operator of solar assets.    We believe our team’s intense focus on details has allowed us to outperform customer expectations while remaining cost-conscious, which we believe will generate value for our shareholders. From our plant operations center, our asset operations team closely monitors our assets and continually pursues opportunities to optimize costs, while our technical team monitors asset performance and pursues opportunities to enhance project performance. These teams, and our origination and project management teams, leverage QBI, an industry-leading asset management software and valuable tool we use to manage and optimize our portfolio. Some examples of our operational capabilities include:

•

creation of an algorithm to estimate soiling on solar modules based on geographical information, meteorological conditions and the most recent cleansing rainfall. This information is used to inform decisions on when to perform washings of solar modules to maximize energy production and has led to a 3% Uplift in production in applicable projects;

•

re-engineering of solar projects in areas that experience regular seasonal snowfall to limit the potential for damaging spikes in electric current that can occur when solar irradiance is magnified by reflections from snow cover which has led to a 1% Uplift in applicable projects; and

•	development of data analytics to uncover correlations that can be used to predict and avoid equipment failures which has led to a 0.7% Uplift in applicable projects.

Exceptional team with experience across the renewable asset life-cycle.    Our team of approximately 290 highly-skilled professionals combines investing, finance and commodities expertise with renewable energy industry expertise across all phases of a project’s lifecycle: development, engineering and design, procurement, construction oversight, O&M oversight, and asset management. These in-house capabilities provide execution certainty to our customers. Collectively, our team has over 800 years of experience in the renewable energy industry and has developed or operated over 200 GW of projects. The expertise of our team has also allowed us to find opportunities where we can invest capital for a higher rate of return than we might find in a one-off project. We have embraced a “Land and Expand” strategy that leverages existing infrastructure and customers to introduce further product offerings and add significant value to existing assets. A few selected examples of this include:

•

asset upsizing and retrofitting: when CAISO began to require load serving entities to produce capacity, we brought a solution to one of our customers by adding an additional battery. This asset enhancement is strongly accretive to the underlying solar project. As a result, we were also able to enter into a long-term tolling agreement with one of the customers;

•

adding revenue streams: we developed an innovative solution to reduce electricity costs and carbon emissions, and to qualify for California’s LCFS credits. By leveraging existing energy infrastructure as well as state and federal decarbonization incentives, we created significant value for the customer; and

•

expanding relationship with an existing customer: from 2019 to early 2021, we increased our project count with one of our key customers from eight to 18 projects. The customer is a subsidiary of a Fortune 10 company and has approximately 500 retail locations in North America. The majority of our projects with this customer are located in California. Our position as a first-mover in providing solar and storage solutions drove our ability grow the relationship.

In addition to delivering carbon-reduction benefits, these projects have produced savings for our customer versus grid prices and provide resiliency through the added storage.

Our Growth Strategy

Executing on our pipeline of projects in development.    We have a robust pipeline of existing projects in various stages of development. As of June 30, 2023, the pipeline of pre-operational projects was made up of 3.7 GW of solar projects, 1.3 GW of energy storage projects and 2,700 EV charging ports. This represents projects that are pre-construction. We have a strong track record of executing on projects in our pipeline to accomplish our growth objectives. In addition, we will look to continuously grow our pipeline going forward by adding projects sourced both from development and merger and acquisition opportunities.

Continue to grow business with existing customer base.    As our customers continue to decarbonize their businesses, we strive to be their go-to providers for energy transition solutions, capturing the market share of some of the largest enterprise customers and finding opportunities for cross-sell opportunities. In order to fulfill our mission of serving our customers and assisting them in their energy-transition journey to an electrified, decarbonized world, we maintain an ongoing dialogue with our existing customers in order to understand their current and anticipated future energy needs and look to position ourselves to help them find the most efficient and relevant solutions. We believe that many customers will want more renewable energy and battery storage. Our existing long-term contractual relationships with our customers provides both the relationship and the runway to meet these needs. Many of our existing customers have committed to decarbonization goals that will require them to procure more of their power from renewables in the coming years, creating additional opportunities for us to partner. As an example, Target, which is one of our larger corporate customers, has committed to purchasing 100% of its electricity from renewable sources by 2030. The projects and partnerships it has put in place to source this electricity have resulted in Target purchasing approximately 52% of its electricity from renewable sources in 2021, leaving substantial capacity still to be sourced by 2030 according to Target’s 2022 Target Environmental, Social and Governance Report.

Growth of potential customer base.    The number of enterprise customers seeking to decarbonize their operations continues to accelerate. As an example of this growth, RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 417 members as of August 2023. Our business development team is focused on growing our customer base through participating in requests for proposals and developing new relationships with these customers through bilateral dialogue. Our successful track record and reputation as an industry-leading operator positions us well to win new business against other competitors in the space.

Expansion of product offerings.    We recognize our customers’ needs are evolving beyond solar energy power purchase agreements and we expect to meet their needs in adjacent areas. As we consider areas for product and service expansion, we will continue to look for opportunities that meet the following key attributes: scalability, strong margins and growth runway, recurring revenue, long-term value and products and services where we have a competitive advantage. As customers are increasingly seeking reliability and resiliency in their renewable energy procurement, we are continuing to grow our battery storage portfolio and offer our customers various energy storage solutions. We are also developing solutions for EV infrastructure needs such as charging stations for enterprise fleets and customer and employee use. We view both of these product offerings as having the key attributes that are core to our business strategy. In particular, we view EV charging infrastructure as a service that has synergies with our existing generation and storage business as our customers view it as part of a comprehensive solution, alongside renewable generation and storage, that will allow them to pursue decarbonization of this full application.

In March 2022, we announced our first partnership in the EV infrastructure space, a key milestone for our growth plans in this product area. We have entered into a PDA with ChargePoint, a leading EV charging network, to introduce new tailored solutions that will allow us to offer comprehensive EV charging solutions to enterprise customers. The PDA establishes a framework through which we will jointly originate and develop EV charging station project opportunities with ChargePoint. We will own the project assets, be responsible for the financing of the assets, engage and liaise with the customers. ChargePoint will supply the EV charging equipment and certain cloud-based application services and provide certain warranty, operations and maintenance services for the charging stations. This partnership will allow us to provide turnkey charging solutions, which will enable our customers to host a station at zero upfront cost to them. The partnership aligns with our goal to provide customers with a broader variety of solutions to meet their evolving decarbonization needs. These new offerings will make it easier for enterprise customers to electrify their fleets, and for employers and businesses to provide the increasing number of employees and customers driving EVs with on-site charging solutions. Under the terms of the PDA, we have the option to commit capital to developing EV charging station projects and will do so as opportunities arise. To date, we have deployed an immaterial amount of capital in developing such projects.

On January 4, 2023, we entered into definitive documentation with MBIC, an affiliate of Mercedes-Benz AG, to jointly construct, own and operate HPC EV Stations in strategic locations throughout the United States and Canada through the AssetCo joint venture. The Mercedes-Benz Joint Ventures contemplate the development of more than 400 HPC EV Stations with approximately 2,700 charging points by the end of 2027. The HPC EV Stations will be an open network available for use by Mercedes-Benz and non-Mercedes-Benz customers through the DriveCo joint venture. For additional information, please see “Prospectus Summary—Recent Developments—Mercedes-Benz Joint Ventures.”

In addition, we are evaluating a variety of emerging technologies in order to continue to meet our enterprise customers’ needs. For example, we may expand our product offerings with clean hydrogen facilities and, when such technology becomes available, 24/7 clean energy solutions for our enterprise customers.

Recent Developments

Mercedes-Benz Joint Ventures

On January 4, 2023, we entered into definitive documentation with MBIC, an affiliate of Mercedes-Benz AG, to jointly construct, own and operate HPC EV Stations in strategic locations throughout the United States and Canada through the AssetCo joint venture described below. The Mercedes-Benz Joint Ventures contemplate the development of more than 400 HPC EV Stations with approximately 2,700 charging points by 2027. The HPC EV Stations will be an open network available for use by Mercedes-Benz and non-Mercedes-Benz customers through the DriveCo joint venture described below.

In connection with the Mercedes-Benz Joint Ventures, we have formed AssetCo, owned 80% by us and 20% by MBIC. AssetCo has formed a wholly-owned subsidiary, LeaseCo, that will develop, procure, construct, finance, operate and own the HPC EV Stations. Such HPC EV Stations will then be leased to a subsidiary formed by MBIC, DriveCo, owned 20% by us and 80% by MBIC. DriveCo will authorize final selection of project sites, design customer experience and contract with customers and site hosts.

To support the Mercedes-Benz Joint Ventures, we and MBIC have agreed to commit an aggregate of approximately $538.5 million to AssetCo through the earlier of (i) December 31, 2029 or (ii) the completion of the Roll Out Plan, and an aggregate of approximately $631.7 million to DriveCo, through the fifteen year Commitment Period. Our commitments to AssetCo and DriveCo total approximately $557.1 million (of which $430.8 million is for AssetCo), and the board of directors of each of AssetCo and DriveCo will control the timing of the capital calls and deployment of capital with respect to each entity, subject to then-applicable budgets. We expect to fund such commitments with equity contributions, pro rata based on our expected ownership of the respective entities, and a debt facility entered into by a wholly owned subsidiary of MN8 Energy, in an amount not to exceed 80% of our AssetCo capital contributions. As of June 30, 2023, we have funded an aggregate of $43.0 million to AssetCo and DriveCo. Our AssetCo capital contributions are guaranteed by OpCo in an amount up to our total AssetCo capital commitment. To the extent available, we will utilize AssetCo’s operating cash flows to fund its budgeted capital expenditures and satisfy its contractual obligations. Any such amounts or obligations for which operating cash flows are not sufficient to fund or satisfy will be funded by capital contributions by us and MBIC or our respective affiliates. AssetCo will make distributions of excess cash (which will be reduced by cash reserves necessary to make payments with respect to budgeted items and to maintain compliance with applicable law or contractual obligations) on a quarterly basis, provided that the board of directors of AssetCo may cause distributions to be made on a more frequent basis. Following the earlier of (i) the expiration of the Commitment Period or (ii) the completion of all committed capital contributions, DriveCo will make contributions of excess cash on an annual basis, provided that the board of directors of DriveCo may cause distributions to be made on a more frequent basis.

LeaseCo has entered into a Master Lease Agreement with DriveCo as of January 4, 2023, pursuant to which DriveCo has agreed to lease the HPC EV Stations from LeaseCo, with each HPC EV Station lease having an initial term of ten years from the date the station is placed into service, with the option for DriveCo to elect to extend for up to ten 12-month renewal terms. Under the Master Lease Agreement, during the initial term, LeaseCo is paid a pre-determined return on capital deployed by LeaseCo, subject to potential decreases for delays in construction or minimum availability, and, during the initial and any renewal term, pursuant to which DriveCo reimburses LeaseCo for all of its operating expenses associated with operating the HPC EV Stations on a pass-through basis. DriveCo’s payment obligations under the Master Lease Agreement are guaranteed by an affiliate of MBIC in an aggregate amount not to exceed $525.0 million for the first ten years, with such amount decreasing by $100.0 million in each of the next two years. The MBIC affiliate guarantee expires no later than January 4, 2035. The parties have also entered into the Energy Management Services Agreement, pursuant to which MN8 Marketing will provide energy procurement management and planning services to DriveCo.

LeaseCo will generate its profits primarily from the payments under the Master Lease Agreement. Revenues are expected to increase over time as the Mercedes-Benz Joint Ventures place more HPC

EV Stations into service. We expect that after all expenditures are paid for, the remaining cash flows will be distributed to the Company and MBIC in accordance with our respective ownership. DriveCo is expected to generate revenues from customers charging their vehicles and using other services at the HPC EV Stations. After paying for all expenditures, we expect to receive distributions based upon our 20% interest in DriveCo.

As part of our Mercedes-Benz Joint Ventures we have committed to hiring or seconding a minimum of 50 people by the end of 2023 who will be fully focused on this venture.

For additional information regarding the risks associated with the Mercedes-Benz Joint Ventures, please see “Risk Factors—The Mercedes-Benz Joint Ventures are joint ventures and our investments could be adversely affected by our lack of sole decision-making authority and restrictions on transfer relating to the Mercedes-Benz Joint Ventures. The Mercedes-Benz Joint Ventures may also impair our operating flexibility and subject us to risks not present in our other investments that involve co-ownership” and “Risk Factors—We may be unable to identify and acquire sites for the development of HPC EV Stations and to successfully develop those HPC EV Stations at all or at the scale expected for the Mercedes-Benz Joint Ventures.”

NES Acquisition and Derby Acquisition

On November 18, 2022, the Company consummated the NES Acquisition and on June 20, 2023, the Company consummated the Derby Acquisition. For additional information, please see “Prospectus Summary—Recent Developments—NES Acquisition and Derby Acquisition.”

Market Overview

Set forth below is a brief summary of some of the markets in which we have significant operations. As of June 30, 2023, our fleet was composed of over 875 projects spread across 28 states with an aggregate capacity of approximately 2.7 GW of operating and 0.2 GW of under construction solar projects and approximately 270 MW of operating battery storage projects. Our portfolio is primarily in mature markets with strong regulatory support and has significant asset diversity across different solar regimes, equipment manufacturers and off-takers – with the largest single off-taker accounting for 8.5% of our portfolio’s revenues for the year ended December 31, 2022, and 6.8% for the six months ended June 30, 2023. In addition, our portfolio has well balanced end-market distribution among corporations, federal, state and municipal entities, universities, colleges and school districts, CCAs and utilities.

California Independent System Operator (“CAISO”).    The California Independent System Operator operates a competitive wholesale power market. The CAISO market represents approximately 80% of demand within California, with the remaining load managed by non-jurisdictional entities such as municipal utilities and irrigation districts.

Although there is a significant amount of generation located within the state, the market is a large consumer of energy and a net importer of electricity. Three Investor-Owned Utilities (“IOUs”), Pacific Gas & Electric, Southern California Edison, and San Diego Gas & Electric operate within the state, providing predominantly transmission and distribution services to the large majority of the state’s electric customers. IPPs compete to sell their power to their IOUs and other entities, including municipal utilities, community choice aggregators, energy service providers and irrigation districts.

PJM Interconnection (“PJM”).    PJM coordinates a wholesale electricity market in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, and the District of Columbia. The area currently under PJM control serves a population of over 65 million and comprises around 183,000 MW of installed generation and over 88,000 miles of transmission lines.

ISO-New England.    The New England market encompasses the electrical system of the six-state region comprising Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont. The New England power grid is a summer peaking system. On August 2, 2006, the New England market set an all-time high peak demand of 28,130 MW. This compares to the summer 2020 peak demand of 24,736 MW, which occurred on July 27, 2020.

Desert Southwest (“DSW”).    The DSW market covers Arizona and the majority of New Mexico and parts of Southern Nevada and West Texas. A key feature of power plants located in the DSW is that generation from such plants has access to both the DSW market and the Southern California (“SP15”) market. Exports to California are sometimes constrained, limiting the ability to transfer power west.

The DSW region has a substantial transmission interface of approximately 9 GW with the SP15 market in California supporting energy flows from Palo Verde and Mead trading hubs. The summer 2020 peak was approximately 32 GW (excluding exports to California) for the DSW market.

Rockies.    The Rockies market comprises the geographical area covering all of the state of Colorado, parts of central and all of eastern Wyoming, and portions of western Nebraska and South Dakota and is primarily composed of the Public Service Company of Colorado and Western Area Power Administration’s Western Area Colorado-Missouri control areas.

It is bordered by and interconnected with the Pacific Northwest and Desert Southwest WECC sub-regions on the north, west, and south. On the eastern side, it is connected by several DC ties with a limited transfer capability of approximately 700 MW.

Power Purchase Agreements

Since inception, we have built our portfolio through acquiring and developing U.S. distributed generation solar energy systems with highly rated, long-term off-takers from leading industry players. As an asset owner, we harvest cash flows from off-takers over the life of the PPAs (typically a fixed price, “take or pay” contract over 15 years). Our PPAs are typically entered into for terms ranging from 15 to 25 years and require the PPA off-takers to take all or a contracted portion of the output from the relevant project for a stipulated price. The current weighted-average remaining term of our PPA portfolio was 14 years as of June 30, 2023, and require the PPA off-takers to take all or a contracted portion of the output from the relevant project for a stipulated price. Payments under PPAs are primarily based on volumes of electricity and RECs delivered, with rates potentially subject to adjustments based on the timing and volume of delivery, and may be subject to certain “floor” or “ceiling” provisions; however our PPAs do not require fixed-volume, hedging commitments. Certain PPAs contain non-cancelable off-taker commitments to pay for a specific volume of supply and outline minimum output levels to be delivered by us.

Supply Chain

We purchase equipment, including solar panels, inverters and batteries from a variety of manufacturers and suppliers. We believe that our equipment and service providers primarily reflect a diverse set of Tier 1 manufacturers and O&M providers with a significant track record within the industry. For the year ended December 31, 2022 and the six months ended June 30, 2023, our largest equipment supplier (module, inverter or racking) accounted for approximately 20% and 20% of our portfolio of projects, respectively. If one or more of the suppliers and manufacturers that we rely upon to meet anticipated demand reduces or ceases production, it may be difficult to quickly identify and qualify alternatives on acceptable terms. In addition, equipment prices may increase in the coming years, or not decrease at the rates we historically have experienced, due to tariffs, supply chain constraints or other factors. For further information, please see the section entitled “Risk Factors” elsewhere in this prospectus.

Seasonality

The amount of electricity our solar energy systems produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months and poor weather conditions due to rain or snow result in less irradiation, the output of solar energy systems will vary depending on the season and the overall weather conditions in a year. Based on a calendar year, our strongest season of profitability is typically the third quarter and our weakest is typically the first quarter of the year. While we expect seasonal variability to occur, the geographic diversity in our assets helps to mitigate our aggregate seasonal variability.

Sales and Marketing

We sell our solar energy and energy storage offerings through a scalable sales organization using a national developer base with local expertise, intermediaries that connect clients directly to us as well as our diverse partner network. We also generate sales volume through client referrals. Client referrals increase in relation to our penetration in a market and shortly after market entry become an increasingly effective way to market our solar energy systems. We believe that a customized, relationship-focused selling process is important before, during and after the sale of our solar and energy storage services to maximize our sales success and customer experience and to generate relationships with developers that lead to repeat projects. We train our sales and marketing team in house to maximize this multi-pronged client development strategy.

We have over 200 enterprise customers diversified across sectors and represent some of the largest and most creditworthy institutions in the world. We are focused on serving our enterprise customers’ needs, including clean energy, power storage and resiliency, clean energy vehicle infrastructure and energy efficiency, as they transition to a carbon free, electrified world.

Intellectual Property

We rely on intellectual property laws, primarily a combination of copyright and trade secret laws in the U.S., as well as license agreements and other contractual provisions, to protect our proprietary technology. We also rely on several registered and unregistered trademarks to protect our brand. In addition, we generally require our employees and independent contractors involved in the development of intellectual property on our behalf to enter into agreements to limit access to, and disclosure and use of, our confidential information and proprietary technology. We also continue to expand our technological capabilities through licensing technology and intellectual property from third parties.

Government Regulations

Although our project companies are not regulated as traditional, franchised public utilities in the U.S. under applicable national, state or other local regulatory regimes where we conduct business, we frequently transact with regulated utilities with respect to interconnections and power sales. As a result, we have developed and are committed to maintaining a policy team to focus on the key regulatory and legislative issues impacting the entire industry. We believe these efforts help us better navigate local markets through relationships with key stakeholders and facilitate a deep understanding of the national and regional policy environment.

To operate our fleet, we obtain interconnection permission from the applicable local primary electric utility. Depending on the size of the solar energy system and local law requirements, interconnection permission is provided by the local utility directly to us and/or our customers. In almost all cases, interconnection permissions are issued on the basis of a standard process that has been pre-approved by the local public utility commission or other regulatory body with jurisdiction over net metering policies. As such, no additional regulatory approvals are required once interconnection permission is given.

Our operations are subject to stringent and complex federal, state and local laws, including regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of OSHA, and comparable state laws that protect and regulate employee health and safety. We endeavor to maintain compliance with applicable OSHA and other comparable government regulations.

Environmental Laws and Regulations

Our operations are subject to numerous EHS laws and regulations in the jurisdictions in which we operate. These laws and regulations may require us to perform certain investigatory or remedial obligations, take precautions with respect to threatened, endangered, or otherwise protected species as well as other natural, historical, and cultural resources, perform environmental assessments or impact statements, implement certain siting and operational programs or best practices to minimize environmental impacts from our operations, and obtain a range of environmental permits from federal, state, and local governmental authorities related to air emissions, wastewater discharges, waste generation, storage, transportation and disposal, and other aspects of our operations. Failure to comply with these laws and regulations can result in the imposition of significant fines or penalties. In addition to these regulatory requirements, our business could experience significant opposition from third parties when we initially apply for permits or when there is an appeal after permits are issued. Delay or denial of a permit, or the imposition of costly and difficult to comply with conditions, may impair or prevent the development of our projects to the extent that increased substantial costs may make such projects no longer attractive to us. The following is a summary of the more significant existing EHS laws and regulations, as amended from time to time, to which our business operations are subject and for which compliance may have a material adverse impact on our financial position, results of operations or cash flows.

Environmental Review

Certain of our projects, both operating and in our fleet, may be subject to environmental review, such as under the U.S. National Environmental Policy Act (“NEPA”) or similar laws in other jurisdictions. These laws require agencies to evaluate the environmental impact of their actions that may significantly affect the quality of the environment, which generally includes the granting of a land lease, permit or similar authorization for a certain development project or the interconnection of such projects into federal projects. As part of such reviews, agencies are typically required to consider a broad array of environmental impacts, such as impacts on air quality, water quality, wildlife, cultural resources, geology, socioeconomics, and aesthetics, as well as alternatives to the project. This process can cause significant delays in approval of our projects and the issuance of required permits which, in turn, may impact the cost and development of such projects. As a result of NEPA review, agencies may decide to deny permits or other support for a project or to condition approvals on certain project modifications or mitigation actions. Furthermore, authorizations under NEPA are subject to protest, appeal, or litigation which may lead to further delays. Additional reviews may be required for cultural or archaeological resources under the U.S. National Historic Preservation Act or similar laws in other jurisdictions.

Protected Species

Our operations are subject to several environmental regulations and guidelines related to various protected species and their habitats. Environmental laws in the U.S., to include the Endangered Species Act, the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act, alongside similar state laws, provide for the protections of these species and their habitats and impose significant civil and criminal penalties for violating such laws, to include injunctions limiting or otherwise prohibiting our operations in certain areas where protected species or their habitat is located. For example, potential penalties may be imposed for unpermitted activities that result in harm to or harassment of protected species, plants, and their respective habitats. If protected species are located in areas in which we conduct operations, or these areas are designated as critical habitats for such species, or designation of previously unidentified endangered or threatened species occurs in such areas, we may be subject to potential construction restrictions, such as seasonal limitations, resulting in additional costs and delays. Additionally, we could be prohibited from building our facilities in certain areas or face extensive accommodation measures, thereby impacting the feasibility of our projects.

Water

The Clean Water Act (“CWA”) and similar state regulations may require us to obtain permits for water discharges, such as storm water associated with construction activities, or take mitigation actions with respect to loss of wetland functions and values, that accompany our operational activities. Additionally, such regulation requires us to follow a variety of best management practices to ensure that water quality is protected and impacts of our operations are minimized. Also, pursuant to these laws and regulations, we may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water and are required to develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans,” in connection with on-site storage of significant quantities of oil. The CWA and analogous laws and any implementing regulations provide for administrative, civil and criminal penalties for any unauthorized discharges of pollutants, oil and other substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages. Many of the implementing regulations of the CWA, such as the “Waters of the United States Rule,” are subject to frequent modification and revision due to the changing administrations of the U.S. presidency and certain court decisions and subsequent appeals. As such, the potential liability related to unauthorized discharges of pollutants under the CWA, and the scope of the CWA in general, remains uncertain.

Projects that may be located near wetlands could also be required to obtain permits for the discharge of dredged or fill material into waters of the U.S., inclusive of wetlands and streams. Certain dredge and fill activities conducted in connection with our projects may be covered under the Army Corps of Engineers’ Nationwide Permit (“NWP”) program which provides for more streamlined and fast-tracked permit approvals. However, the NWP program has recently been subject to review by the Army Corps of Engineers and, subsequently, several legal challenges which, in some cases, has resulted in modifications to the NWP or otherwise limiting the available of NWPs. If it is determined that we cannot proceed to permit our projects under existing NWPs, we will be required to seek an individual permit from the Army Corps of Engineers, a process that is both time and resource intensive and which is subject to third-party challenges, potentially causing additional delays.

Hazardous Materials and Cleanup Liability

We own and lease real property and may be subject to requirements regarding the storage, use, and disposal of hazardous substances. Federal and state hazardous waste and remedial laws, such as CERCLA, impose strict, joint and several liability for the remediation of spills and releases of hazardous substances and other pollutants. We could be responsible for the costs of investigation and cleanup and for related liabilities, including claims for damage to property, persons, or natural resources, in connection with our operations, to include owned or leased properties that may be contaminated whether during our ownership or operation, or prior ownership or operation. This responsibility may arise even if we were not at fault and did not cause or were not aware of contamination. For example, construction activities at our sites could result in spills or releases of diesel fuel, other petroleum substances, chemicals, or other wastes that could result in liability under Environmental Laws, and such laws would also impose liability on us for pre-existing contamination based solely on our status as the owner or operator of the site where the contamination is present. Additionally, the waste we generate, such as damaged solar panels or spent batteries, amongst others, may be sent to third-party disposal facilities. If those facilities become contaminated, we and other persons who arranged for the disposal or treatment of hazardous substances at those sites, may be jointly and severally responsible for the costs of investigation and remediation, and for any claims for damage to third parties, their property, or natural resources.

Energy Transition

Various jurisdictions have taken and continue to take certain actions, such as passing regulations or setting targets and goals, regarding the reduction of greenhouse gas emissions and the increase of renewable energy generation. These may include certain rebates or incentives for the development and installation of solar and energy storage systems. Certain states have also adopted an energy storage mandate or policies designed to encourage the adoption of storage. For example, Massachusetts and New York offer performance-based financial incentives for storage. Storage installation is also supported in certain states by state public utility commission policies that require utilities to consider alternatives such as storage before they can build new generation facilities.

Many states, provinces, and territories have adopted renewable energy production requirements. For example, many such jurisdictions have adopted RPS that require regulated electric utilities to generate or procure a specified percentage of total electricity delivered to customers in the state or territory from eligible renewable energy sources, such as solar energy systems, by a series of specified dates. Several other states have set voluntary goals for renewable generation. Others have also established requirements for the generation of a portion of such electricity from particular energy sources, such as solar. To the extent that these programs are discontinued, limited, or implemented in a form where we are ineligible but our competitors or customers are not, or where they provide greater benefits to our competitors, this may impact demand for our products. For instance, certain states may choose to implement “Clean Energy Standards” which could, alongside renewables, contemplate the use of nuclear, carbon capture, and other renewable energy alternatives.

Occupational Safety and Health Act

We are also subject to the requirements of the federal OSHA, and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA’s hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities, and citizens.

Other State and Local Programs

In addition to federal requirements, our projects may be subject to a variety of additional environmental and regulatory requirements at the state and local level, including but not limited to land use, zoning, building and transportation requirements. Local or state regulatory agencies may require modeling and measurement of various project attributes in connection with the permitting and approval of our projects. Local and state agencies may also require us to develop decommissioning plans for dismantling the project at the end of its functional life and establish financial assurances for carrying out such decommissioning plans.

Government Incentives

Federal, state and local government bodies provide incentives to owners, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in the form of rebates, tax credits, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. These incentives enable us to lower the price we charge customers for energy from, and to lease, our solar energy systems, helping to catalyze customer acceptance of solar energy as an alternative to utility-provided power. In addition, for some investors, the acceleration of depreciation creates a valuable tax attribute that reduces the overall cost of the solar energy system and increases the return on investment.

The federal government currently offers an ITC for the installation of certain solar and storage energy facilities owned for business purposes. If construction on the facility began before January 1, 2020, the amount of the ITC available is 30%. If construction began during 2020 or 2021, and the facility was placed in service prior to January 1, 2022, the amount of the ITC available is 26%. If the facility is placed in service on or after January 1, 2022, the ITC available is 30% so long as certain prevailing wage and apprenticeship requirements are satisfied or an exception to such requirements applies. As a result of the Inflation Reduction Act, this 30% ITC may be available for projects that begin construction prior to 2032. The depreciable basis of a solar facility and/or storage is also reduced by 50% of the amount of any ITC claimed. For any projects that are placed in service after January 1, 2022, we will seek to avail ourselves of the 30% credit rate, including by meeting any prevailing wage and apprenticeship requirements required in connection with such projects.

As a result of the Inflation Reduction Act, the federal government now offers a PTC for the installation of certain solar energy facilities owned for business purposes, if the facility was placed in service on or after January 1, 2022. To date we have not had the ability to claim the PTC in lieu of the ITC but may choose to do so for any projects that are placed in service after January 1, 2022, where we determine that is advantageous to us. In such cases we will seek to avail ourselves of the full PTC credit rate, including by meeting any prevailing wage and apprenticeship requirements required in connection with such projects.

More than half of the states, and many local jurisdictions, have established property tax incentives for renewable energy systems that include exemptions, exclusions, abatements and credits. Approximately twenty-nine states and the District of Columbia have adopted a renewable portfolio standard (and approximately eight other states have some voluntary goal) that requires regulated utilities to procure a specified percentage of total electricity delivered in the state from eligible renewable energy sources, such as solar energy systems, by a specified date. To prove compliance with such mandates, utilities must surrender SRECs to the applicable authority. Solar energy system owners such as our investment funds often are able to sell SRECs to utilities directly or in SREC markets. While there are numerous federal, state and local government incentives that benefit our business, some adverse interpretations or determinations of new and existing laws can have a negative impact on our business. For more information, see “Risk Factors—Changes in the treatment of renewable energy certificates may adversely impact our business.”

Competition

The nature and extent of competition we face varies from jurisdiction to jurisdiction. Our main competition in our electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy suppliers who use hydro, wind, geothermal and solar PV technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in North America.

Our experienced management and marketing teams provide us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants. MN8 Energy Marketing LLC (“MN8 Marketing”), is our energy risk management/marketing arm that has FERC Market Based Rate authority and is in charge of proactively managing energy risk for the company’s assets. MN8 Marketing has several trading counterparties to syndicate risk via energy and renewable energy credit supply transactions. MN8 Marketing also optimizes current fleet operations through unique bidding strategies to optimize value across all assets.

Employees and Contractors

As of June 30, 2023, we had approximately 290 employees. For more information, see the section entitled “Internalization Transaction and Corporate Reorganization.” We also engage independent contractors and consultants. We are not party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory.

Insurance

We maintain the types and amounts of insurance coverage that we believe are consistent with customary industry practices. Our insurance policies cover employee and contractor-related accidents and injuries, property damage, business interruption, storm damage, fixed assets, facilities, cyber, crime and liability deriving from our activities. Our insurance policies also cover directors’, employee and fiduciary liability and officers’ liability. We may also be covered for certain liabilities by insurance policies issued to third parties, including, but not limited to, our dealers and vendors.

Legal Proceedings

Although we may, from time to time, be involved in litigation, claims and government proceedings arising in the ordinary course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity. In the ordinary course of business, we have disputes with dealers and customers. In general, litigation claims or regulatory proceedings can be expensive and time consuming to bring or defend against, may result in the diversion of management attention and resources from our business and business goals and could result in settlement or damages that could significantly affect financial results and the conduct of our business.

Facilities

Our corporate headquarters are located at 1155 Avenue of the Americas, 27th Floor, New York, NY 10036. In addition, we currently lease space at 750 Park of Commerce Blvd, Boca Raton, FL 33487 and Carretera Vía de las Dos Castillas 33D, 28224 Pozuelo de Alarcón, Madrid, Spain.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age as of the date of this prospectus, and position of the individuals who serve as executive officers of MN8 Energy and individuals currently serving as directors and director nominees. The following also includes certain information regarding the individual experience, qualifications, attributes, and skills of our directors and executive officers as well as brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors:

Name	Age	Position
Executive Officers:
Jon Yoder	49	President, Chief Executive Officer and Director
David Callen	51	Chief Financial Officer
David Fernandez	48	Chief Operating Officer
Jordan Meer	32	Chief Strategy and Investment Officer
Moe Hanifi	39	Senior Vice President, Head of Revenue and Commodities
Ricardo Fabre	41	Senior Vice President, Head of Asset Operations
Pedro Garcia Hrdy	44	Senior Vice President, Head of Technical Operations
Patrick McAlpine	41	Chief Administrative Officer
Ashlee Effler	44	Senior Vice President, General Counsel
Tim Seck	56	Senior Vice President, Head of Project Development
Non-Employee Directors and Nominees:
Timothy Leach	67	Director and Chairperson of the Board
David Gadis	61	Director Nominee
J. William Holden, III	62	Director Nominee
Fiona Macdonald	68	Director Nominee
Kathleen McGinty	60	Director Nominee
Lorie Buckingham	65	Director Nominee
Brendan McGovern	52	Director Nominee
Janice Case	70	Director Nominee

Executive Officers

Jon Yoder Mr. Yoder serves as a member of our board of directors and as our President and Chief Executive Officer. Beginning in 2016 and until joining MN8 Energy in August 2022, Mr. Yoder served as a Managing Director at The Goldman Sachs Group, Inc. and was Head of the Renewable Power Group of GSAM since its inception in 2017. During his tenure at The Goldman Sachs Group, Inc., Mr. Yoder also served as co-head of the Credit Alternatives Group at GSAM from 2018 to 2022 and as the chief operating officer of Goldman Sachs BDC, Inc. (NYSE: GSBD) from 2013 to 2022 and a number of related investment vehicles. Mr. Yoder joined The Goldman Sachs Group, Inc. in 2005. Prior to joining Goldman Sachs Group, Inc., he was a member of the mergers and acquisitions and private equity groups at Paul, Weiss, Rifkind, Wharton & Garrison, LLP. Mr. Yoder holds a Bachelor of Business Administration degree in finance from Southern Methodist University and a Juris Doctor degree from the University of Pennsylvania Law School.

We believe that Mr. Yoder’s leadership skills and experience, particularly his financial expertise and investment banking experience make him well qualified to serve as a member of our board of directors.

David Callen Mr. Callen serves as our Chief Financial Officer. Prior to joining MN8 Energy in August 2022, Mr. Callen served as a Managing Director at The Goldman Sachs Group, Inc. and was the Chief Financial Officer of the Renewable Power Group of GSAM. Mr. Callen joined The Goldman Sachs Group, Inc. in 2021. Prior to joining The Goldman Sachs Group, Inc., he served as Senior Vice President and Chief Accounting Officer since 2016 and Vice President and Chief Accounting Officer from 2015 to 2016 at NRG Energy Inc. (NYSE: NRG). In this capacity, Mr. Callen was responsible for directing NRG’s financial accounting and reporting activities. Mr. Callen also served as Vice President and Chief Accounting Officer of NRG Yield, Inc. (renamed Clearway Energy, Inc. in 2018) from 2015 to 2018. Prior to this, Mr. Callen held several roles at NRG including Vice President, Financial Planning & Analysis, Director, Finance, Director, Financial Reporting and Manager, Accounting Research. Prior to his time at NRG, Mr. Callen was an auditor for KPMG LLP in both New York City and Tel Aviv, Israel from 1996 through 2001. Mr. Callen holds a Bachelor of Arts degree in economics and accounting from Bar-Ilan University.

David Fernandez Mr. Fernandez serves as our Chief Operating Officer. Prior to joining MN8 Energy in August 2022, Mr. Fernandez was a Managing Director at The Goldman Sachs Group, Inc. and was been the Head of Asset Management & Operations for the Renewable Power Group of GSAM since 2017. He was also a member of the Renewable Power Group Investment Committee since 2017. Prior to joining The Goldman Sachs Group, Inc., he served as a vice president of North America Operations and Asset Management at SunEdison/TerraForm from 2010 to 2016. Before that, Mr. Fernandez was a senior vice president of Operations at Fotowatio Renewable Ventures and led all activities within Engineering, Construction, Supply Chain, Operations and Maintenance and Asset Management. Earlier in his career, he was chief executive officer of GES USA, a renewable energy service company. Mr. Fernandez holds a Bachelor of Science degree in Aeronautical Engineering from Western Michigan University, a Master’s degree in Aeronautical Engineering from Purdue University and a Master of Business Administration degree from the Instituto de Empresa.

Jordan Meer Mr. Meer serves as our Chief Strategy and Investment Officer. Prior to joining MN8 Energy in August 2022, Mr. Meer was a Managing Director at The Goldman Sachs Group, Inc. and was the Head of Investing and Financial Strategy for the Renewable Power Group of GSAM since 2017. He was a member of the Renewable Power Group Investment Committee, where he was responsible for analyzing, structuring and executing investment opportunities, managing capital markets activities, forming strategic partnerships and advising on corporate financial strategy. Prior to co-founding the Renewable Power Group, Mr. Meer was a member of the Credit Alternatives Group in GSAM from 2013 to 2017, where he was responsible for investing in privately negotiated transactions across the capital structure and supported the IPO of Goldman Sachs BDC, Inc. (NYSE: GSBD) in 2015. Mr. Meer joined The Goldman Sachs Group, Inc. in 2012. Mr. Meer holds a Bachelor of Science degree in Business Administration from the University of North Carolina at Chapel Hill.

Moe Hanifi Mr. Hanifi serves as a Senior Vice President and is our Head of Revenue and Commodities. Prior to joining MN8 Energy in August 2022, Mr. Hanifi was a Managing Director at The Goldman Sachs Group, Inc. and was the Head of Power Markets for the Renewable Power Group of GSAM since 2018. He is responsible for energy and commodity management and corporate sales. He joined The Goldman Sachs Group, Inc. in 2017. Prior to joining The Goldman Sachs Group, Inc., he served as a Vice President at Citigroup in the commodity trading division from 2007 to 2017, focused on the renewable energy sector. Before that, he worked at Morgan Stanley in the energy group. Mr. Hanifi holds a Bachelor of Science degree, summa cum laude, with a concentration in Finance from the University of Albany.

Ricardo Fabre Mr. Fabre serves as a Senior Vice President and is our Head of Asset Operations. Prior to joining MN8 Energy in August 2022, Mr. Fabre was the Head of Asset Operations of the Renewable Power Group of GSAM. He joined The Goldman Sachs Group, Inc. in January 2018.

Prior to joining The Goldman Sachs Group, Inc., he served as Head of Technical Operations and Director of Due Diligence at Terraform Power Inc. (formerly listed NYSE: TERP) since 2015. In these capacities, Mr. Fabre was responsible for technical operations and due diligence of Terraform Power’s 1.4 GW solar photovoltaic portfolio of distributed generation and utility assets in the United States, Europe, Canada and Latin America. He previously served as Director of Commercial Operations at SolarCity (formerly listed NYSE: SCTY) and was responsible for construction operations of SolarCity’s rooftop and ground mounted commercial and industrial solar PV portfolio. Prior to SolarCity, Mr. Fabre was Assistant Secretary at the Department of Economic Development and Commerce of the Government of Puerto Rico handling energy and infrastructure matters from 2010 through 2012. Mr. Fabre holds a Bachelor of Science degree in Civil Engineering from Rensselaer Polytechnic Institute and Master of Science in Civil Engineering degree from University of Massachusetts, Amherst.

Pedro Garcia Hrdy Mr. Garcia Hrdy serves as a Senior Vice President and is our Head of Technical Operations. Prior to joining MN8 Energy in August 2022, Mr. Garcia Hrdy was the Head of Technical Operations for the Renewable Power Group of GSAM. In this role, he leads technical due diligence of assets, engineering of new projects and performance monitoring and analysis of operating assets. He joined The Goldman Sachs Group, Inc. in 2018 and has overseen the evaluation of over 5 GWdc of assets. Prior to joining The Goldman Sachs Group, Inc., Mr. Garcia Hrdy was the principal of Gardy Renewables from 2017 to 2018. From 2016 to 2017, Mr. Garcia Hrdy was Head of Technical Management at Fotowatio Renewable Ventures where his responsibilities included engineering, procurement and construction supervision of projects developed in the US. Mr. Garcia Hrdy spent two years at Terraform Power (formerly listed NYSE: TERP) from 2014 to 2016 as the Sr. Director of Technical Services, where he led the technical due diligence of over 1 GW of operating solar PV assets being considered for acquisition. The assets evaluated included a multitude of technology providers as well as varying classes ranging from large scale utility assets to portfolios of C&I systems. Before joining Terraform Power, he spent three years at SunEdison from 2011 to 2014 where he was involved in all stages of project development ranging from early stage design and construction project management to O&M. Mr. Garcia Hrdy started his career in 2004 as a Renewable Energy Manager at Iberdrola Engineering & Construction where he negotiated, contracted and supervised development of balance of plant design projects through subcontractors. Mr. Garcia Hrdy holds a Bachelor of Science and Master of Science in Industrial Engineering from the Universidad Carlos III de Madrid.

Patrick McAlpine Mr. McAlpine serves as our Chief Administrative Officer. Prior to joining MN8 Energy in August 2022, Mr. McAlpine was the Business Unit Manager of the Renewable Power Group of GSAM. He joined The Goldman Sachs Group, Inc. in 2006 as an analyst in the legal department supporting GSAM’s alternative investments platform. He joined GSAM in 2010, where he was a product implementation specialist responsible for launches and restructurings of various alternative investment vehicles and strategies. In addition to his product implementation responsibilities, Mr. McAlpine also served as relationship manager for fund custodians and administrators used by GSAM, as well as Secretary of GSAM’s New Product and New Instrument Committees, After managing the infrastructure setup for launch of MN8 Energy LLC in 2018, Mr. McAlpine joined the Renewable Power Group to serve as Chief Operating Officer. Mr. McAlpine holds a Bachelor of Arts degree from Vassar College and a Master of Business Administration degree from New York University.

Ashlee Effler Ms. Effler serves as a Senior Vice President and is our General Counsel. Prior to joining MN8 Energy in August 2022, she was a member of the Renewable Power Group of GSAM since 2018. From 2014 to 2018, Ms. Effler served as Real Goods Solar, Inc.’s (“RGS Energy”) Associate General Counsel and previously Corporate Counsel, supporting all aspects of the then NASDAQ-listed corporation as a member of its senior management team. Ms. Effler joined RGS Energy as part of its acquisition of Mercury Solar Systems, Inc. in 2014. Since 2010, Ms. Effler had served as Mercury’s first Corporate Counsel and Director of Contract Administration, focusing primarily on C&I solar development and integration. In this capacity, she served as a key advisor on numerous corporate initiatives enhancing operational efficiencies and improving risk management. Ms. Effler started her career as a commercial litigator after earning a honors Bachelor of Arts degree in English with a minor in Business Administration from Rollins College and a Juris Doctor degree from Georgetown University Law Center.

Tim Seck Mr. Seck serves as a Senior Vice-President and is our Head of Project Development. Prior to joining MN8 Energy in August 2022, Mr. Seck was the Senior Director of US Renewable Development at Avangrid Renewables, a subsidiary of AVANGRID (NYSE:AGR). In this capacity, Mr. Seck oversaw development of Avangrid’s on-shore wind, solar and storage development including a team of 19 developers, a pipeline of 17,000 MW and an annual development budget of $40 million. Mr. Seck worked at Avangrid Renewables from 2005 to 2022, starting as wind developer in MISO with growing responsibilities until his final position leading all on-shore development. Before joining Avangrid Renewables, Mr. Seck worked for Great River Energy, a Generation & Transmission Electric Cooperative, from 1997 to 2005. At Great River Energy, Mr. Seck held a variety of roles including government relations, permitting transmission and generation projects and procuring renewable energy. Prior to joining Great River Energy, Mr. Seck worked for Kenetech Windpower Inc. from 1994 to 1996 as a wind developer in the upper Midwest and then as the country manager in India. Mr. Seck began his career working as an assistant to the Minnesota Senate Majority Leader from 1990 to 1994. Mr. Seck has a Bachelor of Arts degree in Political Science from St. Olaf College and a Juris Doctor degree from Mitchell Hamline School of Law.

Directors and Director Nominees

Timothy Leach Mr. Leach has served on the board of directors of MN8 Energy LLC since August 2021 and as the Chairperson of our board of directors. Mr. Leach is retired. From 2008 until his retirement in 2016, Mr. Leach served as chief investment officer of US Bank Wealth Management. Prior to joining US Bank, Mr. Leach held senior management positions with U.S. Trust Company and various investment advisers and asset managers, including Wells Fargo Private Investment Advisors, Wells Fargo Alternative Asset Management, ABN Amro Global Asset Management, ABN Amro Asset Management (USA) and Qualivest Capital Management. Mr. Leach currently serves on the Board of Directors of Goldman Sachs BDC, Inc. and Goldman Sachs Middle Market Lending LLC II. He also currently serves as chairman of the board of directors of Habitat for Humanity of Sonoma County. Based on the foregoing, Mr. Leach is experienced with financial and investment matters. Mr. Leach holds a Bachelor of Science Degree in Agriculture Science and Management from the University of California, Davis, and a Master of Business Administration Degree from the University of California, Berkeley.

We believe that Mr. Leach’s experienced with financial and investment matters makes him well suited to serve as a member of our board of directors.

David Gadis Mr. Gadis has served on the board of directors of MN8 Energy LLC since March 2022. Mr. Gadis currently is Chief Executive Officer and General Manager of DC Water, one of the largest water utilities in the United States. He has served in his current position since 2018, where he oversees a $1 billion annual budget and leads a workforce of approximately 1,100 employees. From 2017 to 2018, Mr. Gadis served as the Vice President of Revenue for USA Track & Field. From 1998 until 2017, Mr. Gadis served as Chief Executive Officer and President of Veolia Water Indianapolis, a subsidiary of Veolia Group, the global leader in optimized resource management (listed on Paris Euronext: VIE). Since 2021, Mr. Gadis has served on the board of directors of Highwoods Properties, Inc. (NYSE: HIW). He is chairman of the board of Blue Drop, DC Water’s nonprofit sales and marketing affiliate. Based on the foregoing, Mr. Gadis is experienced in leadership and the utilities industry. Mr. Gadis holds a Bachelor of Arts degree from Southern Methodist University.

We believe Mr. Gadis’ leadership and experience with utilities makes him well suited to serve as a member of our board of directors.

J. William Holden, III Mr. Holden has served on the board of directors of MN8 Energy LLC since March 2022. Mr. Holden joined the Taffrail Group, a strategic advisory firm, as Executive Vice President and Senior Advisor in 2021 following his retirement in 2019. From 2016 until 2019 he served as Executive Vice President and Chief Financial Officer of Vistra Corp., an integrated retail electricity and power generation company. Prior to joining Vistra, Mr. Holden was Executive Vice President and Senior Advisor at The Taffrail Group from 2012 to 2016. From 2009 to 2012, Mr. Holden served as Executive Vice President and Chief Financial Officer of Genon Energy, Inc. and its predecessor, Mirant Corporation, a competitive power generation company. Prior to becoming Chief Financial Officer, Mr. Holden held several positions at Mirant Corporation, including Senior Vice President and Treasurer and Chief Financial Officer - Mirant Europe. He also currently serves as vice chair of the board of directors of Breakthrough Atlanta (a not-for-profit entity). Based on the foregoing, Mr. Holden is experienced in financial matters and in the electric power industry. Mr. Holden holds a Bachelor of Science degree from Vanderbilt University and a Master of Business Administration degree from Emory University.

We believe Mr. Holden’s industry background and experience with financial matters makes him well suited to serve as a member of our board of directors.

Fiona Macdonald Ms. Macdonald has served on the board of directors of MN8 Energy LLC since March 2022. Ms. Macdonald is retired. Prior to her retirement in 2014, Ms. Macdonald served as Managing Director, Executive Compensation for Willis Towers Watson in both the US and Canada, where she consulted for a range of industry sectors including energy and natural resources. Prior to joining Willis Tower Watson, Ms. Macdonald held various leadership positions in professional services, with expertise in executive compensation, talent management and human resources with William Mercer, part of Marsh McLellan. From 2013 until 2020, Ms. Macdonald served on the board of directors of GMP Capital, now RF Capital Group, including as HR Committee Chair and member of Audit, Pension, and Special Committees. She also serves as a member of the board of directors of the Real Estate Board of Greater Vancouver, the Greater Vancouver Food Bank and the Royal Canadian Mint. She holds the ICD.D Designation from the Institute of Corporate Directors (ICD) and has been the Chair of the BC Chapter of the ICD. Based on the foregoing, Ms. Macdonald is experienced in executive compensation and human resource matters. Ms. Macdonald holds a Bachelor of Arts degree and a Master of Business Administration degree from the University of British Columbia.

We believe that Ms. Macdonald’s board and career experiences, including as HR Committee Chair, make her well suited to serve as a member of our board of directors.

Kathleen McGinty Ms. McGinty has served on the board of directors of MN8 Energy LLC since May 2022. Ms. McGinty currently is Chief Sustainability, Government Affairs and External Relations Officer for Johnson Controls, a leading energy efficiency and buildings technology company (NYSE: JCI). She has served in her current position since 2019, where she leads company efforts to ensure top tier sustainability rankings. From 2018 until 2019, Ms. McGinty was the Senior Vice President, Oceans at Environmental Defense Fund. Prior to joining Environmental Defense Fund, Ms. McGinty was Partner at Militia Hill Ventures from 2017 until 2018. Ms. McGinty was a candidate for U.S. Senate from Pennsylvania in 2016 and winner of the Democratic primary campaign. Ms. McGinty has also served as Chair of the Pennsylvania Energy Department Authority from 2004 to 2008 and Pennsylvania Secretary of Environmental Protection from 2003 to 2008. Prior to this she was Chair of the White House Council on Environmental Quality and Deputy Assistant to the President from 1993 to 1998. She also serves as a member of the board of directors of FS Energy and Power Fund, a business development company focused on investing in private energy and power-related companies in the U.S. She previously served as a member of the board of directors of NRG Energy, Inc. (NYSE: NRG), from 2008 until 2014, and Iberdrola USA, Inc., now Avangrid, Inc. (NYSE: AGR), from 2009 until 2014. She serves on the board of directors of multiple not-for-profit entities including the Alliance to Save Energy, the Keystone Policy Center, the Carnegie Mellon Scott Institute For Energy Innovation and the Energy Futures Initiative. Ms. McGinty was recognized as one of the top ten women in sustainability leadership in the United States in 2022, according to Sustainability Magazine. Based on the foregoing, Ms. McGinty has extensive experience in the public and private sectors. Ms. McGinty holds a Bachelor of Science degree in Chemistry from St. Joseph’s University and a Juris Doctor degree from Columbia University School of Law.

We believe that Ms. McGinty’s extensive service in the private and public sectors has provided her with experience and insight that make her well suited to serve as a member of our board of directors.

Lorie Buckingham Ms. Buckingham has served on the board of directors of MN8 Energy LLC since August 2022. Since September 2021, Ms. Buckingham has served as a director of Neovia Logistics Holdings LTD. Since 2019, Ms. Buckingham has served as a technology advisor to the C-suite of multiple portfolio companies of affiliates of Goldman Sachs. From 2011 to 2018, Ms. Buckingham served as Chief Development Officer of The Coca-Cola Company (NYSE:KO), leading the digital transformation of the company’s portfolio. From 2010 to 2014, Ms. Buckingham founded and served as managing partner of One Planet Associates LLC, a business and IT consultancy until its sale. Ms. Buckingham has served in numerous other senior executive roles across industries, with a particular focus on technology and digital strategy. Ms. Buckingham has served as a member of advisory boards to both Avaya Inc. (NYSE:AVYA) and HP Inc. (NYSE:HPQ). Ms. Buckingham holds a Bachelor of Arts degree in Mathematics and Chemistry from the State University of New York at Potsdam.

We believe that Ms. Buckingham’s extensive experience serving as an executive across industries and her expertise in solving business issues through the deployment of technology make her well suited to serve as a member of our board of directors.

Brendan McGovern Mr. McGovern has served on the board of directors of MN8 Energy LLC since August 2022. Mr. McGovern currently is a partner at 26 North, an alternative asset management platform he helped co-found in 2022. From 2006 until 2022, Mr. McGovern worked at Goldman, Sachs & Co., where he held multiple positions including Partner, Head of the Private Credit Group and Co-Head of Credit Alternatives of Goldman Sachs Asset Management, a team of investment professionals managing over $10 billion of capital focused on making loans to U.S. middle market companies. From 2013 until 2022, Mr. McGovern served as Chief Executive Officer and President of Goldman Sachs BDC, Inc. (NYSE: GSBD). He is also on the board of directors of the Oxalosis and Hyperoxaluria Foundation. Based on the foregoing, Mr. McGovern has extensive experience in asset management and leading public companies. Mr. McGovern holds a Bachelor of Science degree in Finance from Villanova University and a Master of Business Administration degree from the Stern School of Business at New York University.

We believe that Mr. McGovern’s extensive financial and leadership experience makes him well suited to serve as a member of our board of directors.

Janice Case Ms. Case has served on the board of directors of MN8 Energy LLC since March 2023. Since 2011, Ms. Case has served as an independent director and trustee of the Thrivent Mutual Funds, Thrivent Series Fund, Inc., Thrivent Cash Management Trust, Thrivent Core Funds and Thrivent ETF Trust, each of which is a registered investment company under the Investment Company Act of 1940. She serves as the Chairman of the Governance/Nominating Committee and on the Investment, Compliance, Contract

and Audit Committees. She has also served on the Board of Directors of the Whitefish Community Foundation, a 501(c)(3) located in Whitefish, Montana since 2021. She served as an independent trustee of the North American Electric Reliability Corporation (NERC) from 2008 – 2020 where she was the Vice Chairman of the Board and the Chairman of the Board of Trustees Compliance Monitoring and Enforcement Committee. She has also served as the Chairman of the Board of Cadence Network, Inc., from 1997 to 2004 and on the boards of Central Vermont Public Service Inc., Western Electricity Coordinating Council and Aegon/Transamerica Mutual and Series Funds. Ms. Case was employed by Florida Power Corporation/Florida Progress Corporation from 1976 to 2000 in a series of increasingly responsible management positions. Her executive level roles included five years as senior vice president reporting to the CEO and chair of the Board, a member of the Senior Strategic Leadership Team, and the head of the Energy Solutions Strategic Business Unit. In that role, she was responsible for the company’s 1.3 million residential, commercial, and industrial customers. Ms. Case holds a Bachelor of Arts degree in Economics from Rhodes College and a Master of Business Administration degree in Finance from the University of Mississippi.

We believe that Ms. Case’s extensive industry and board experience, along with her financial expertise, make her well suited to serve as a member of our board of directors.

Controlled Company Exemption

We do not expect to be a “controlled company” within the meaning of NYSE’s corporate governance standards, upon completion of this offering and therefore will not be able to rely on exemptions from certain corporate governance requirements available to controlled companies, subject to applicable phase-in periods.

Code of Conduct and Code of Ethics for Chief Executive Officer and Senior Financial Officers

Our board of directors will adopt a Code of Conduct and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that will apply upon the completion of this offering. The Code of Conduct will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers will apply to Jon Yoder and our other senior financial officers. The full text of our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers will be posted on the investor relations page on our website. We intend to disclose any amendments to our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers, or waivers of their requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of eight directors, seven of whom will qualify as “independent” under the listing standards of the NYSE.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our new amended and restated certificate of incorporation and new bylaws that will become effective immediately prior to or contemporaneously with the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our board of directors will initially be divided into three classes with staggered three-year terms and will transition to an annually elected board at the third annual meeting following the completion of this offering. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Lorie Buckingham, Janice Case and Brendan McGovern, and their terms will expire at the annual meeting of stockholders to be held in 2024;

•	the Class II directors will be David Gadis, Katie McGinty and Jon Yoder, and their terms will expire at the annual meeting of stockholders to be held in 2025; and

•	the Class III directors will be J. William Holden, III, Tim Leach and Fiona Macdonald, and their terms will expire at the annual meeting of stockholders to be held in 2026.

Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each non-employee director nominee does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors will establish an audit committee, a people committee and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Following the completion of this offering, our audit committee will be composed of J. William Holden, III, Kathleen McGinty, Janice Case and Brendan McGovern, each of whom satisfies the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and listing standards of the NYSE. J. William Holden, III will serve as the chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the rules of the SEC, and satisfies the financial sophistication requirements under the listing standards of the NYSE. Following the completion of this offering, our audit committee will, among other things, be responsible for:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the annual audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our year-end results of operations;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing and discussing with management and our internal audit department our policies on risk assessment and risk management;

•	keeping the independent registered accounting firm informed of significant related party transactions;

•	assisting the board of directors in overseeing the responsibilities regarding material financial and investment matters; and

•

approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

People Committee

Following the completion of this offering, our people committee will be composed of Fiona Macdonald, Brendan McGovern, Lorie Buckingham and David Gadis, each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NYSE. Fiona Macdonald will serve as the chair of our people committee. Each member of our people committee is also a director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director. Following the completion of this offering, our people committee will, among other things, be responsible for:

•	reviewing, approving, or making recommendations to our board of directors regarding, the compensation of our executive officers;

•	administering our incentive and equity-based compensation plans;

•

oversee the development, implementation and effectiveness of the Company’s human capital resource management practices, policies, strategies and goals, including those related to the recruitment, development and retention of personnel, talent management, diversity, equity and inclusion and other labor and employment practices, and the Company’s culture and values;

•	reviewing, approving and making recommendations to our board of directors regarding incentive and equity-based compensation and equity compensation plans; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our people committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Nominating and Governance Committee

Following the completion of this offering, our nominating and governance committee will be composed of David Gadis, Lorie Buckingham, Kathleen McGinty and Janice Case, each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NYSE. David Gadis will serve as the chair of our nominating and governance committee. Following the completion of this offering, our nominating and governance committee will, among other things, be responsible for:

•	making recommendations to our board of directors regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders;

•	developing a process, subject to the approval of our board of directors, for evaluating the performance of our board of directors and of its committees;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	developing and recommending to our board of directors a policy on the approval of related party transactions;

•	reviewing and approving any transaction between us and any related person in accordance with our related party transactions policy;

•	studying developments in corporate governance practices;

•

assist the board of directors in overseeing environmental, social and governance matters, including those related to sustainability and climate change, stakeholder relations, health, safety and environment, charitable and philanthropic activities and civil rights, that are relevant to the Company’s activities and performance, and devoting appropriate attention and effective response to stakeholder concerns regarding such matters;

•	evaluating the adequacy of our corporate governance practices and reporting; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters on at least an annual basis.

Our nominating and governance committee will operate under a written charter that satisfies the applicable listing standards of the NYSE.

People Committee Interlocks and Insider Participation

None of the members of our people committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or people committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or people committee.

Director Compensation

Effective January 1, 2022, we adopted a non-employee director compensation program that applies to Timothy Leach and each of the non-employee directors that joined the board of directors of MN8 Energy LLC following its adoption. We believe that this compensation program is essential to our ability to attract and retain qualified non-employee directors and will allow us to grow in a manner that is designed to create value for our stockholders. We believe that structuring director compensation with a significant equity component is key to achieving our goals and properly aligning the interests of our directors with those of our stockholders. This structure will allow our directors to carry out their oversight responsibilities while maintaining alignment with stockholder interests and their fiduciary obligations. Accordingly, our director compensation program for the non-employee directors of MN8 Energy LLC for 2022, consisted of the following (pro-rated for any partial year of service):

•	an annual cash retainer of $80,000 to each non-employee member of the board;

•	an additional annual cash retainer of $50,000 for the Chairperson;

•	an additional annual cash retainer of $20,000 to the chair of the Audit Committee;

•	an additional annual cash retainer of $15,000 to the chair of the People Committee;

•	an additional annual cash retainer of $15,000 to the chair of the Nominating and Governance Committee; and

•

an annual grant of restricted stock units with a value of approximately $110,000 ($180,000 for the Chairperson) that will vest on the first anniversary of August 1, 2022, subject to continued service through the vesting date and the terms and conditions of the applicable award agreement.

The annual award of restricted stock units granted to our non-employee directors in December 2022, were granted under an incentive plan adopted by MN8 Energy LLC. These awards are only settleable in cash and are expressed as an ownership percentage of the Company (“Phantom Ownership Percentage”). In connection with this offering, these awards will automatically be cancelled and substituted, on the same percentage basis, for restricted stock units that will be settled in shares of the Company’s common stock (the “Director Public RSUs”). The Director Public RSUs will be governed by an incentive plan adopted by MN8 Energy, Inc., the material terms of which are summarized below. The Director Public RSUs will continue to vest according to the original vesting schedule of the restricted stock units granted prior this offering.

Andrew Galloway, Andrew Johnson and John Lewis served on the board of directors of MN8 Energy LLC prior to January 1, 2022 and, as such, were not eligible to receive the director compensation described above. Instead, they were eligible to receive an annual cash retainer of $150,000, prorated for their partial year of service during 2022, plus reimbursement for reasonable expenses associated with service on the board of directors. Messrs. Galloway, Johnson and Lewis resigned from the board of directors of MN8 Energy LLC in June 2022.

In connection with this offering, our non-employee directors will also be eligible to receive a one-time special inducement award of restricted stock units that the Company anticipates will be valued at approximately $220,000 ($540,000 for the Chairperson), which we expect will vest as to one-third of the restricted stock units granted on each of the first, second and third anniversaries of the date of commencement of such non-employee director’s service, subject to continued service through the vesting date and the terms and conditions of the applicable award agreement. This special inducement award is in addition to the 2022 annual grant of restricted stock units described above.

We also expect that our non-employee directors will be reimbursed for reasonable out-of-pocket expenses incurred in the performance of a director’s services as a member of the board, including travel and lodging expenses related to the director’s attendance at meetings, provided that the director submits receipts or other documentation reasonably acceptable to the company in accordance with the company’s reimbursement policies.

Directors who are also our employees will not receive any additional compensation for their service on our board of directors.

Under the terms of our Stock Ownership Policy, the members of our board of directors must own shares of our common stock or certain equity awards with a value equal to not less than five times their annual cash retainer (excluding supplemental retainers for committee service). Until a director achieves the applicable ownership requirement, they must hold 100% of the shares of our common stock that they receive, net of shares settled to cover taxes. In calculating the value of shares of our common stock or certain equity awards held for purposes of determining compliance with the policy, such value will be measured at the greater of (i) the date the shares are acquired or (ii) the annual measurement date, based on shares owned outright, shares owned through shared ownership, unvested time-based RSUs and deferred shares.

The following table summarizes the compensation paid for services provided by our non-employee directors during the 2022 calendar year to MN8 Energy LLC:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Total ($)
Lorie Buckingham	32,889	103,392	136,281
David Gadis	70,764	103,392	174,156
Andrew Galloway(3)	62,877	—	62,877
J. William Holden, III	71,611	103,392	175,003
Andrew Johnson(3)	62,902	—	62,902
Timothy Leach	130,000	169,184	299,184
John Lewis(3)	62,500	—	62,500
Fiona Macdonald	69,875	103,392	173,267
Kathleen McGinty	61,556	103,392	164,948
Brendan McGovern	32,889	103,392	136,281
Janice Case	—	—	—
Mary Nichols(4)	19,726	—	19,726

(1)	Reflects annual cash retainer payments for services provided to the Company during 2022.
(2)

Represents the aggregate grant date fair value of the RSU awards granted on December 19, 2022, calculated in accordance with FASB ASC Topic 718. These amounts are calculated by multiplying the respective phantom ownership percentage granted to each director (i.e., the percentage of MN8 Energy LLC that each award represents a phantom interest in), which was 0.010286% for Mr. Leach and 0.006286% for the remaining directors, by the calculated fair value of the Company as of December 31, 2022, which was approximately $1.6 billion, in accordance with FASB ASC Topic 718. As of December 31, 2022, all RSUs awarded during the 2022 calendar year were unvested and will vest on August 1, 2023, subject to continued service through the vesting date. No other compensatory equity awards were held by our non-employee directors as of December 31, 2022.

(3)	Messrs. Galloway, Johnson and Lewis resigned from the board of directors of MN8 Energy LLC in June 2022.
(4)	Ms. Nichols served on the board of directors of MN8 Energy LLC from May to August of 2022.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (“CD&A”) describes our compensation practices and the compensation awarded to, earned by, or paid to each of our Named Executive Officers (the “Named Executive Officers”) during the last completed fiscal year.

From our inception until August 4, 2022, our day-to-day operations were externally managed by GSAM pursuant to the terms and conditions of the Management Services Agreement. As a result, all of the individuals providing services to us, including those who would be considered our “Named Executive Officers,” were employed and paid by GSAM until August 4, 2022. Any compensation paid to the individuals providing services to us was paid by, and solely in the discretion of, GSAM and we did not make any decisions or make any recommendations regarding the compensation paid to such individuals. We paid GSAM certain management and administrative fees pursuant to the Management Services Agreement, as described elsewhere in this prospectus, but we did not directly reimburse GSAM for any compensation it paid to the individuals providing services to us. For additional information regarding the Management Services Agreement, see “Certain Relationships and Related Party Transactions—Management Services Agreement.” As discussed elsewhere in this prospectus, in connection with the Internalization Transaction, the Management Services Agreement was terminated.

From August 4, 2022 through the date of this initial public offering, the board of directors and the People Committee of the board of directors (the “People Committee”) of MN8 Energy LLC, a wholly owned subsidiary of the Company and the employer of all individuals residing in the United States who are employees of the Company or its affiliates, made all compensation decisions for our Named Executive Officers. The board of directors of the Company also approved the adoption of compensation plans and programs that were adopted at the Company in anticipation of the Company’s initial public offering. As discussed elsewhere herein, the members of the board of directors and People Committee of MN8 Energy LLC will become the members of the board of directors and People Committee of the Company in connection with the initial public offering of the Company. References to the People Committee and the board of directors in this CD&A generally refer to the board of directors and People Committee of MN8 Energy LLC.

The Named Executive Officers for the period from August 5, 2022 through December 31, 2022 (the “2022 Fiscal Year”), and who are described in this CD&A, are:

Name	Position
Jon Yoder	President, Chief Executive Officer and Director
David Callen	Chief Financial Officer
David Fernandez	Chief Operating Officer
Jordan Meer	Chief Strategy and Investment Officer
Moe Hanifi	Senior Vice President, Head of Revenue and Commodities

Objectives of Our Executive Compensation Program

Our executive compensation program is designed to provide a means through which we can attract, retain and motivate the management talent that we believe is necessary to enhance our profitable growth, thereby achieving our financial and strategic goals.

In establishing and evaluating our executive compensation programs, the People Committee works to achieve total compensation for our executives that reflects their individual contributions to the Company, responsibilities, duties and professional experience and is competitive with compensation paid to similarly situated executives at companies with which we compete for talent.

Key Components of Our Compensation Policy

Our compensation and benefits program consists of the following components, which are described in greater detail below:

•	Base salary;

•	Annual cash bonus awards, based on both the achievement of individual performance goals and Company performance goals;

•	Long-term equity incentive awards;

•	Severance and change of control provisions; and

•	Participation in broad-based retirement, health and welfare benefits.

Setting Executive Compensation

Our executive compensation program is overseen by the People Committee. Our board of directors generally discusses compensation issues during full board meetings, but the People Committee has the responsibility for making recommendations to our board of directors relating to the compensation of our Named Executive Officers. Our chief executive officer reviews compensation for all of our Named Executive Officers other than himself, and makes compensation recommendations to the People Committee. The People Committee then evaluates the chief executive officer’s recommendations and conducts its own independent review and evaluation of Named Executive Officer compensation. Following this review, the People Committee makes a final recommendation to our board of directors with respect to compensation for all Named Executive Officers based on several factors, including individual performance, business results, and general information regarding compensation paid to similarly situated executives at other companies with which we compete for executive talent. Our board of directors, in consultation with the People Committee, then reviews these recommendations and makes all final compensation decisions for our Named Executive Officers by exercising its discretion in accepting, modifying or rejecting any management recommendations. Our board of directors generally approves any changes to base salary levels, bonus opportunities and other compensation components annually or in the event of a change in duties or position.

Meridian Compensation Partners (“Meridian”) was engaged by and served as the People Committee’s independent compensation consultant in 2022. In 2022, Meridian provided advice to and worked with the People Committee in designing and implementing the structure and mechanics of the Company’s executive compensation program. For example, they provided the People Committee with relevant data, including market and peer-company compensation and performance surveys and information and advice regarding trends and developments in executive and director compensation practices within our industry. This information assisted the People Committee in making executive and director compensation decisions based on market pay levels and best practices. Meridian did not provide any additional services to the Company in addition to the services provided directly to the People Committee.

Elements of Compensation

Base Salary

Each Named Executive Officer’s base salary is a fixed component of compensation and does not vary depending on the level of performance achieved. Base salaries are determined for each Named

Executive Officer based on their position and responsibility. The People Committee reviews the base salaries for each Named Executive Officer annually as well as at the time of any promotion or significant change in job responsibilities, and in connection with each review, considers individual and Company performance over the course of that year. The base salary paid to each Named Executive Officer for the 2022 Fiscal Year is reported in the succeeding Summary Compensation Table below and the annualized base salary figures for each Named Executive Officer are reported in the table immediately below.

Name	Base Salary as of December 2022 ($)
Jon Yoder	660,000
David Callen	425,000
David Fernandez(1)	430,984
Jordan Meer	400,000
Moe Hanifi	400,000

(1)

Mr. Fernandez receives his compensation in Euros, as such the value herein represents his base salary in Euros converted to dollars utilizing an average of the exchange rates on each payment date from August 5, 2022 to December 31, 2022, such average exchange rate being 1.01408 dollars to Euros.

Annual Cash Incentive Awards

Our 2022 Long-Term Incentive Plan (the “2022 Plan”), established at MN8 Energy LLC to provide for compensation prior to this offering and under which no awards will be outstanding following this offering, governs annual cash incentive awards made to our Named Executive Officers for the 2022 Fiscal Year. Awards under the 2022 Plan are tied to the achievement of performance goals, which may be based on qualitative or quantitative measures, or both, as determined by the People Committee.

For the 2022 Fiscal Year, the People Committee established the following target bonus opportunities, measured as a percentage of annualized base salary, for each Named Executive Officer:

Name	Target Bonus Award (as a % of base salary)
Jon Yoder	100%
David Callen	75%
David Fernandez	75%
Jordan Meer	70%
Moe Hanifi	70%

Annual cash incentive awards for the 2022 Fiscal Year were designed to pay a full year bonus and were not pro-rated from the date of the Internalization Transaction. Potential payouts for performance in the 2022 Fiscal Year depended on the actual performance level for each metric established by the People Committee, as outlined below:

Performance Level	Payout (as a % of Target Bonus Award)
Threshold	50%
Target	100%
Maximum	200%

If performance falls below the threshold performance level, no payments are awarded. If performance falls between the specified performance levels, payouts are determined via linear interpolation. The 2022 Plan provides the People Committee or the Board with the discretion to increase or decrease actual payout amounts otherwise resulting from the pre-established metrics, as it may deem necessary.

Annual cash incentive awards for the 2022 Fiscal Year were tied to the following performance goals using the described weighting:

Metric	Type	Weighting	Threshold	Target	Maximum	2022 Weighted Payout Percentage
Adjusted EBITDA(1)	Quantitative	50%	$212 million	$231 million	$249 million	154%
IPO Readiness(2)	Qualitative	10%	N/A	N/A	N/A	175%
Environmental Health & Safety Compliance(3)	Qualitative	10%	N/A	N/A	N/A	150%
Qbi Acquisition(4)	Qualitative	10%	N/A	N/A	N/A	100%
Execution of Growth Pipeline(5)	Qualitative	10%	N/A	N/A	N/A	200%
Expand Product Offering(6)	Qualitative	10%	N/A	N/A	N/A	200%
Total Payout Percentage	—	—	—	—	—	159%

(1)

We define Adjusted EBITDA as net income (loss) before interest expense, net, interest expense, net, (gain) loss on tax equity sale-leaseback buyouts and acquisitions, gain on termination of purchase obligation, gain on sale of business, legal settlements, loss on extinguishment of debt, non-cash equity compensation, adjustments to reflect pro-rata share from equity investments, income tax (benefit) expense, depreciation, amortization and accretion, restructuring and offering costs, contract amortization and acquisition and development costs. The GAAP measure most directly comparable to Adjusted EBITDA is net income (loss).

(2)	The Board’s evaluation of the Company’s preparations for this offering.
(3)	A comparison of the Company’s Total Recordable Incident Rate (“TRIR”) to the construction industry average.
(4)	Whether or not the Company has acquired 100% of the ownership stake in QBI.
(5)	The Board’s analysis regarding whether the Company has executed key initiatives that aid in making progress towards the Company’s growth goals.
(6)	The Board’s analysis regarding whether the Company has executed key initiatives that aid in making progress towards expanding the product offerings of the Company.

Following the completion of 2022, the People Committee reviewed and certified the Company’s actual performance results relative to the quantitative Adjusted EBITDA goal. The People Committee also evaluated achievements relative to our five qualitative performance measures.

When establishing the payout percentage for our progress on the IPO Readiness metric for 2022, the People Committee considered the substantial actions taken by the Company in 2022 to prepare for this offering, including:

•	the filing of this Form S-1;

•	the holding of 41 investor meetings;

•	the design completion of certain financial controls; and

•	the rollout of the Company’s branding and website.

When establishing the payout percentage for our progress on the Environmental Health & Safety Compliance metric for 2022, the People Committee favorably considered the Company’s 2022 TRIR of 0.62 as compared to the industry average of 3.1.

In evaluating the QBI Acquisition metric, the People Committee took into account the Company’s full 100% acquisition of QBI that occurred in August 2022.

When establishing the payout percentage for our progress on the Execution of Growth Pipeline metric for 2022, the People Committee considered the substantial business growth in 2022, including:

•	the NES Acquisition;

•	the addition of 3.81 GWs to the development pipeline in 2022;

•	the addition of 910 MWs to the operational fleet in 2022; and

•	the acquiring of a stake in the energy management platform Smarkia.

Additionally, in evaluating the Expand Product Offering metric, the People Committee took into account entering into the Mercedes-Benz Joint Venture and certain strategic initiatives regarding clean hydrogen facilities.

After giving consideration to the certified payout percentage of 159%, our Chief Executive Officer and the People Committee felt that such result did not adequately reflect the performance of our Named Executive Officers. As a result, our Chief Executive Officer recommended small increases to the annual cash incentive awards for each of the Named Executive Officers other than himself. The People Committee considered his recommendation and used its discretion to increase the annual cash incentive award payout percentage in the amounts recommended by our Chief Executive Officer. These increases were intended to reflect our Named Executive Officers’ instrumentality in the closing of the Internalization Transaction, the acquisition of QBI and the Mercedes-Benz Joint Venture. These discretionary increases are disclosed in the table below. No discretionary increase exceeded 10% of the payout percentage.

The following table reflects the actual cash bonus amounts paid for the 2022 Fiscal Year. These amounts are also laid out in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table below.

Name	Target Bonus Award	Payout Percentage(2)	Actual Bonus Payment
Jon Yoder	100%	159%	$1,049,400
David Callen	75%	167%	$531,250
David Fernandez	75%	167%	$538,730	(1)
Jordan Meer	70%	169%	$472,000
Moe Hanifi	70%	169%	$472,000

(1)

Mr. Fernandez receives his compensation in Euros, as such the value herein represents his bonus payment in Euros converted to dollars utilizing an average of the exchange rates on each payment date from August 5, 2022, the first pay date following the Internalization Transaction, to December 31, 2022, such average exchange rate being 1.01408 dollars to Euros.

(2)	The percentages reflected in the Payout Percentage column have been rounded to the nearest whole percentage.

Long Term Incentive Awards

Our 2022 Plan governs long term incentive awards made to our Named Executive Officers prior to the completion of this offering and may include restricted stock units that are subject to time-based vesting conditions (“RSUs”), restricted stock units that are subject to performance-based vesting conditions (“PSUs”), distribution equivalents, cash awards and substitute awards. Awards granted under the 2022 Plan can only be settled in cash.

On October 30, 2022, we granted RSU (the “Private RSUs”) and PSU (the “Private PSUs”) awards, expressed as an ownership percentage of the Company (“Phantom Ownership Percentage”), to our Named Executive Officers. Both the RSU and PSU awards vest in full, solely based on continued employment, on the third anniversary of their vesting commencement date, which was August 1, 2022, and settle solely in cash.

The following table indicates the Phantom Ownership Percentage for each Named Executive Officer’s Private RSU and Private PSU awards in 2022:

	Phantom Ownership Percentage
Name	RSU	PSU
Jon Yoder	0.056571%	0.056571%
David Callen	0.018571%	0.018571%
David Fernandez	0.028571%	0.028571%
Jordan Meer	0.017143%	0.017143%
Moe Hanifi	0.017143%	0.017143%

In connection with this offering, these awards will automatically be cancelled and substituted, on the same percentage basis, for time-based RSUs (the “Public RSUs”) and PSUs (the “Public PSUs”) that will be settled in shares of the Company’s common stock. The Public RSUs and the Public PSUs will not be governed by our 2022 Plan, and will instead be governed by a public company incentive plan adopted by the Company, the material terms of which are summarized below. The Public RSUs will continue to vest according to the original vesting schedule of the Private RSUs.

The Public PSUs will become earned based on the Company’s annualized absolute total shareholder return (“TSR”), as measured by our share price improvement plus dividends, if any. Recipients of Public PSUs may earn between 0% and 200% of the target number of shares granted, as indicated in the below table; provided that if this offering commences on or following August 1, 2024 but on or prior to August 1, 2025, the Public PSUs will vest at 100% of the target number of Public PSUs. If performance falls below the threshold performance level indicated in the table below, the Public PSUs will terminate automatically without any further action by the Company and will be forfeited without further notice. If performance falls between the specified performance levels, payouts will be determined via linear interpolation.

Level	TSR	Payout (as a % of Target Number of PSUs Granted)
Less than Threshold	< 0%	0%
Threshold	0%	50%
Target	25%	100%
Stretch	50%	150%
Maximum	75%	200%

The performance period for the Public PSU awards will commence on the date that is twenty trading days immediately following this offering and will end on August 1, 2025.

Severance and Change in Control Benefits

Our board of directors has adopted the MN8 Energy, Inc. Executive Severance Plan (the “Executive Severance Plan”) for certain eligible employees, including our Named Executive Officers. We believe the Executive Severance Plan serves to maintain the focus of our senior executives and ensure that their attention, efforts and commitment are aligned with maximizing the success of the Company. Further, we believe that such protections maximize shareholder value by encouraging the Named Executive Officers to review objectively any proposed transaction in determining whether such proposal or termination is in the best interest of our shareholders, whether or not the executive will continue to be employed. Executive officers at other companies in our industry and the general market against which we compete for executive talent commonly have post-termination payments, and we have consistently provided this benefit to the Named Executive Officers in order to remain competitive in attracting and retaining skilled professionals in our industry.

The amounts of severance and benefits established for each tier under the Executive Severance Plan for each of our Named Executive Officers and the terms of the Executive Severance Plan are described below in “Potential Payments Upon Termination or a Change in Control.”

Employee Benefits, Perquisites and Special Payments

All of our full-time employees, including our Named Executive Officers, are eligible to participate in our health and welfare plans on the same basis, including: medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance and group life insurance.

We currently maintain a 401(k) retirement savings plan for our employees who satisfy certain eligibility requirements, including any eligible Named Executive Officers, on the same terms as other employees. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions and such matched contributions are vested immediately. Our 401(k) plan increases the competitiveness of our total compensation package and aids in retaining these key individuals. We do not maintain any defined benefit pension plans or deferred compensation plans.

In 2022, David Fernandez relocated from the United States to Spain. We reimbursed $33,555 of expenses in connection with this relocation and provided Mr. Fernandez with a tax gross-up payment on the portion of those expenses Mr. Fernandez recognized as taxable income, which gross-up payment was $29,756. Mr. Fernandez also receives a health insurance benefit which cost the Company $8,121 for the 2022 Fiscal Year. Additionally, Mr. Fernandez receives a $250 per diem for each day he is in the United States on business, to cover costs while traveling. The total of these per diem payments for the 2022 Fiscal Year was $9,500. The cost to the company for all of these benefits are included in the All Other Compensation column in the Summary Compensation Table below.

Signing Bonuses

Pursuant to the Internalization Transaction, certain employees previously employed by GSAM received a cash signing bonus paid by the Company. The purpose of these signing bonuses was to induce transfer of employment to the Company and, in some cases, to replace certain compensation lost from the employee’s transition to the Company from GSAM. The individual agreements governing each signing bonus include a repayment feature in the event that the employee’s employment relationship with the Company is terminated by their resignation or by the Company for Cause (as defined in the applicable signing bonus agreement). If such qualifying termination happens prior to the first anniversary of the date the employee’s signing bonus was paid, the employee will have the obligation to repay their signing bonus. If such qualifying termination happens after the first anniversary of the date the signing bonus was paid but prior to the second anniversary of such date, the employee will have the obligation to repay half of their signing bonus.

No Tax Gross-Ups

With the exception of the gross-up that was provided to Mr. Fernandez with respect to the relocation costs that were reimbursed by us to Mr. Fernandez as a result of his relocation from the United States to Spain, we do not provide gross-up payments to cover our Named Executive Officers’ personal income taxes that may pertain to any of the compensation paid or provided by our Company.

Prohibition on Hedging and Pledging

Pursuant to our Insider Trading Policy, we prohibit our directors, officers, employees and consultants from engaging in hedging activities in any of our securities and from engaging in other transactions involving securities whose value is derived from any of our securities. Our Insider Trading Policy also prohibits our directors and officers from pledging any of our securities as collateral unless they receive prior approval from our General Counsel or their designee.

Stock Ownership Policy

Under the terms of our Stock Ownership Policy, our executive officers must own shares of our common stock or certain equity awards with a value equal to not less than the following multiples of base salary:

Office	Multiple of Base Salary
Chief Executive Officer	5x
Executive Severance Plan Tier 2 Executives	3x
Executive Severance Plan Tier 3 Executives	2x

Until an executive officer achieves the applicable ownership requirement, they must hold 100% of the shares of our commons stock that they receive, net of shares settled to cover taxes. In calculating the value of shares of our common stock or certain equity awards held for purposes of determining compliance with the policy, such value will be measured at the greater of (i) the date the shares are acquired or (ii) the annual measurement date, based on shares owned outright, shares owned through shared ownership, unvested time-based RSUs and deferred shares. Unexercised options and unearned PSUs are excluded from the calculation.

2023 Long Term Incentive Plan of MN8 Energy, Inc.

In order to attract, retain and motivate qualified persons as employees, directors and consultants to us and our affiliates, the board of directors of MN8 Energy LLC has approved and the board of directors of the Company has adopted a long term incentive plan at MN8 Energy, Inc. (the “Incentive Plan”), which will be effective on the date immediately prior to the date of the effectiveness of this offering. The description of the Incentive Plan set forth below is a summary of the material features of the Incentive Plan. This summary does not purport to be a complete description of all of the anticipated provisions of the Incentive Plan and is qualified in its entirety by reference to the Incentive Plan, the form of which is filed as an exhibit to this registration statement.

Share Reserve.    Subject to adjustment in the event of any distribution, recapitalization, stock split, merger, consolidation or other corporate event, the aggregate number of shares of our common stock that may be issued pursuant to Awards (as defined below) under the Incentive Plan is equal to 10% of the shares of common stock outstanding upon the closing of this offering, including 10% of the shares sold in the event the underwriters exercise the underwriters’ option (the “Share Pool”), further described below. On January 1 of each calendar year occurring prior to the expiration of the Plan, the Share Pool will automatically increase by 1% of the then outstanding shares of common stock, unless prior to such date the Board votes for no such increase to take place or for such increase to be a lesser amount. Notwithstanding the number of shares of Stock reserved and available for grant pursuant to Awards as a result of the annual increases in the share reserve, only the initial Share Pool (10% of the shares of common stock outstanding upon the closing of this offering, increased proportionally in the event the underwriters exercise the underwriters’ option) will be available for issuance in connection with incentive stock options (“ISOs”) under the Plan. Shares of common stock subject to an Award under the Incentive Plan that expires or is cancelled, forfeited, exchanged, settled in cash or otherwise terminated without the actual delivery of shares will again be available for Awards. Restricted Stock Awards shall not be considered “delivered shares” for this purpose until vesting. Shares of common stock that are withheld to pay taxes, used to satisfy payment of an Option’s exercise price or not delivered upon the settlement of a stock-settled SAR will be again available for Awards under the Incentive Plan.

Source of Shares.    The shares issuable under the Incentive Plan may be newly issued shares, treasury shares or shares acquired on the open market.

Eligibility.    Employees, directors and consultants of us and our affiliates are eligible to receive awards under the Incentive Plan. Eligible individuals to whom an Award is granted under the Incentive Plan are referred to as “Participants.”

Administration.    Our board of directors (or a committee of two or more directors appointed by our board of directors) can administer the Incentive Plan. We expect our people committee to serve as the administrator. Subject to the terms of the Incentive Plan and applicable law, our people committee has broad authority to select Participants to receive Awards, determine the types and amounts of Awards, and determine, modify, waive or adjust the terms and conditions of Awards. Subject to applicable law, our people committee is also authorized to interpret the Incentive Plan, to establish, amend and rescind any rules and regulations relating to the Incentive Plan, to delegate duties under the Incentive Plan, to terminate, modify or amend the Incentive Plan (except for certain amendments that require stockholder approval as described below), and to make any other determinations that it deems necessary or desirable for the administration of the Incentive Plan. Our people committee may correct any defect, supply any omission or reconcile any inconsistency in the Incentive Plan in the manner and to the extent our people committee deems necessary or desirable.

Types of Awards.    The Incentive Plan provides for potential grants of Awards in the following forms: (i) incentive stock options qualified as such under U.S. federal income tax laws (“ISOs”); (ii) stock options that do not qualify as incentive stock options (“Nonstatutory Options,” and together with ISOs, “Options”); (iii) stock appreciation rights (“SARs”); (iv) restricted stock awards (“Restricted Stock Awards”); (v) restricted stock units (“Restricted Stock Units” or “RSUs”); (vi) stock awards (“Stock Awards”); (vii) dividend equivalents; (viii) other stock-based awards; (ix) cash awards; and (x) substitute awards (in each case, an “Award” and collectively, “Awards”).

Options.    An Option represents a right to purchase common stock at a fixed exercise price. Options may be granted to eligible persons including: (i) ISOs (only to employees of the Company or its subsidiaries) which comply with the requirements of Section 422 of the Code; and (ii) Nonstatutory Options. The exercise price of each Option granted under the Incentive Plan will be stated in the option agreement and may vary; however, except in limited circumstances, the exercise price for an Option must not be less than the greater of the par value of the common stock or 100% of the fair market value of the stock as of the date of grant (or 110% of the fair market value for certain ISOs). An Option may only be re-priced without the prior approval of the stockholders in limited circumstances, such as when the Company assumes Options of a target company in a transaction and converts them into Options of the Company, in accordance with applicable tax law and the terms of the Incentive Plan. Options may be exercised as our people committee determines, but not later than ten years from the date of grant (or five years from the date of grant for certain ISOs). Our people committee determines the methods and form of payment for the exercise price of an Option (including, in the discretion of our people committee, payment in common stock, other Awards or other property) and the methods and forms in which common stock will be delivered to a Participant.

SARs.    A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR, payable in either cash or shares of common stock or any combination thereof as determined by our people committee. The grant price of a share of common stock subject to the SAR will be determined by our people committee, but, except in limited circumstances, in no event will that grant price be less than the fair market value of the common stock on the date of grant. A SAR may only be re-priced without the prior approval of the stockholders in limited circumstances, such as when the Company assumes SARs of a target company in a transaction and converts them into SARs of the Company in accordance with applicable tax law and the terms of the Incentive Plan. Our people committee has the discretion to determine the other terms and conditions of a SAR award. SARs may be either free-standing or granted in tandem with other Awards. No SAR may be exercisable for a period of more than ten years following the date of grant of the SAR.

Restricted Stock Awards.    A Restricted Stock Award is a grant of shares of common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by our people committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by our people committee. Except as otherwise provided under the terms of an Award agreement, the holder of a Restricted Stock Award will generally have rights as a stockholder, including the right to vote the common stock subject to the Restricted Stock Award and to receive dividends on the common stock subject to the Restricted Stock Award during the restriction period, although our people committee may allow a Participant to elect, or may require, that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock, applied to the purchase of additional Awards or deferred without interest to the date of vesting associated with the Restricted Stock Award. Unless otherwise determined by our people committee and specified in the Award agreement, common stock distributed in connection with a stock split or stock dividend, and other property (other than cash) distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Award with respect to which such common stock or other property has been distributed.

Restricted Stock Units.    RSUs are rights to receive common stock, cash or a combination of both equal in value to the number of shares of common stock covered by the RSUs at the end of a specified period or upon the occurrence of a specified event. Our people committee will subject RSUs to restrictions to be specified in the RSU Award agreement, and those restrictions may lapse at such times determined by our people committee.

Stock Awards.    Our people committee is authorized to grant common stock as a Stock Award. Our people committee will determine any terms and conditions applicable to grants of common stock, including performance criteria, if any, associated with a Stock Award

Dividend Equivalents.    Dividend equivalents entitle a Participant to receive cash, shares of common stock, other Awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of common stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another Award (other than a Restricted Stock Award or Stock Award). The terms and conditions applicable to dividend equivalents will be determined by our people committee and set forth in an Award agreement.

Other Stock-Based or Cash Awards.    Other stock-based Awards are awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of common stock. Cash-based awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other Award. The terms and conditions of such Awards shall be determined by our people committee. We intend to administer any annual cash incentive programs adopted by our people committee in the future as cash awards under the Incentive Plan.

Substitute Awards.    Awards may be granted in substitution for any other Award granted under the Incentive Plan or another plan of the Company or its predecessors or subsidiaries or any other right of a person to receive payment from the Company or its subsidiaries. Awards may also be granted in substitution for awards held by individuals who become eligible individuals as a result of certain business transactions, in which case, subject to applicable stock exchange requirements, shares of common stock subject to such Awards will not be added to or subtracted from the Share Pool. Substitute awards that are Options or SARs may have an exercise price per share that is less than the fair market value of a share of common stock on the date of substitution if the substitution complies with the requirements of Section 409A of the Code and the guidance and regulations promulgated thereunder and other applicable laws.

Recapitalization.    In the event of any “equity restructuring” event (such as a stock dividend, stock split, reverse stock split or similar event) with respect to common stock, our people committee will equitably adjust (i) the aggregate number or kind of shares that may be delivered under the Incentive Plan, (ii) the number or kind of shares or other property (including cash) subject to an Award, (iii) the terms and conditions of Awards, including the purchase price or exercise price of Awards and performance goals, and (iv) the applicable share-based limitations with respect to Awards provided in the Incentive Plan, in each case to equitably reflect such event.

Change in Control.    In the event of a change in control (as defined in the Incentive Plan and summarized below) or other changes in the Company or the outstanding stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change occurring after the date of the grant of any Award, our people committee may, in its discretion, (i) accelerate the time of exercisability of an Award, (ii) require Awards to be surrendered in exchange for a cash payment or other consideration (including canceling an Option or SAR for no consideration if it has an exercise price or the grant price less than or equal to the value paid in the transaction), (iii) make any other adjustments to Awards that our people committee deems appropriate to reflect such change in control or other event. For purposes of the Incentive Plan, a “change of control” generally occurs (a) when any person or group, other than us or an affiliate of ours, becomes the beneficial owner of 50% or more of either the then-outstanding shares or the combined voting power of the then-outstanding voting securities of us entitled to vote generally in the election of directors, (b) when individuals constituting our board of directors on the effective date cease for any reason (other than death or disability) to constitute at least a majority of our board of directors, (c) upon consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another entity, except as otherwise provided in the Incentive Plan, or (d) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company. Further, if an award granted under the Incentive Plan constitutes a “deferral of compensation” under Section 409A of the Code, a “change of control” will not be deemed to occur unless that event also constitutes a “change in the ownership of a corporation,” a “change in the effective control of a corporation,” or a “change in the ownership of a substantial portion of a corporation’s assets,” in each case within the meaning of Section 1.409A-3(i)(5) of the treasury regulations promulgated under Section 409A of the Code, as applied to non-corporate entities.

Tax Withholding.    The Company and any of its subsidiaries have the right to withhold, or require payment of, the amount of any applicable taxes due or potentially payable upon exercise, award or lapse of restrictions. Our people committee will determine, in its sole discretion, the form of payment acceptable for such tax withholding obligations, including the delivery of cash or cash equivalents, common stock (including previously owned shares, net settlement, a broker-assisted sale or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to the Award), other property or any other legal consideration our people committee deems appropriate.

Limitations on Transfer of Awards.    Participants may not assign, alienate, pledge, attach, sell or otherwise transfer or encumber any Award, other than a Stock Award. Options and SARs may only be exercised by a Participant during that Participant’s lifetime or by the person to whom the Participant’s rights pass by will or the laws of descent and distribution. However, notwithstanding these restrictions, a Participant may transfer an Award, to the extent specifically provided by our people committee and permitted pursuant to Form S-8 and the instructions thereto, on such terms and conditions as our people committee may from time to time establish or pursuant to a domestic relations order entered or approved by a court of competent jurisdiction.

Clawback.    All Awards under the Incentive Plan are subject to any clawback policy adopted by us, as in effect from time to time.

Plan Amendment and Termination.    Our people committee may amend or terminate any Award or Award agreement, the Incentive Plan or our people committee’s authority to grant Awards without the consent of stockholders or participants, except that any amendment or alteration to the Incentive Plan, including any increase in any share limitation, shall be subject to the approval of the Company’s stockholders not later than the annual meeting next following such people committee action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the stock may then be listed or quoted, and our people committee may otherwise, in its discretion, determine to submit other changes to the Incentive Plan to stockholders for approval; provided, that, without the consent of an affected participant, no such action may materially and adversely affect the rights of such participant under any previously granted and outstanding Award.

Term of the Incentive Plan.    Unless earlier terminated by action of our board of directors, the Incentive Plan will terminate on the tenth anniversary of its effective date. Awards granted before the termination date of the Incentive Plan will continue to be effective according to their terms and conditions.

Grants in Connection with this Offering.    In 2022 we granted RSUs and PSUs which settle in cash (the “2022 LTI Awards”), under the 2022 Plan sponsored by MN8 Energy LLC, that vest, in full, on the third anniversary of their vesting commencement date, August 1, 2022. In the aggregate, the 2022 LTI Awards represent an approximate value of 0.41% of the fair market value of the Company on the vesting date. The portion of the 2022 LTI Awards granted to members of our management team will represent 0.19% of the fair market value of the Company on the vesting date. As of the current date in 2023, we have granted additional RSUs and PSUs which settle in cash (the “2023 LTI Awards,” and together with the 2022 LTI Awards, the “Private LTI Awards”), under the 2022 Plan sponsored by MN8 Energy LLC, that vest, in full, on the third anniversary of their vesting commencement date, March 31, 2023. The 2023 LTI Awards represent an approximate value of 0.45% of the fair market value of the Company on the vesting date. The portion of the 2023 LTI Awards granted to members of our management team will represent 0.33% of the fair market value of the Company on the Vesting Date. In connection with this offering, the Private LTI Awards will automatically be cancelled and substituted, on the same percentage basis as the Private LTI Awards, for Public RSUs and Public PSUs, each of which will represent the contingent right to receive one share of our common stock. The Public RSUs will continue to vest according to the same vesting schedule as the Private LTI Awards. The Public PSUs will vest based on the achievement of certain performance metrics over a performance period that begins twenty trading days after this offering and ends on the third anniversary of the vesting commencement date applicable to such Public PSUs. The Company’s performance will be measured based on absolute total shareholder return over such performance period and certified by our people committee. For additional information regarding the 2022 LTI Awards granted to our Named Executive Officers, please see the section of our CD&A entitled Elements of Compensation—Long Term Incentive Awards and for the 2022 LTI Awards granted to our directors, please see the section entitled Director Compensation.

In connection with this offering, we intend to grant a one-time award of RSUs to certain employees, including members of our management team (the “Founders Awards”). In the aggregate, the Founders Awards will represent approximately 3% of the total number of shares of our common stock outstanding, on a non-diluted basis, immediately following this offering. The portion of the Founders Awards granted to members of our management team will represent an aggregate of approximately 2.3% of the total number of shares of our common stock outstanding, on a non-diluted basis, immediately following this offering . The Founders Awards are intended to serve as a strong retention tool and will vest as to one-third of the award on each of the third, fourth and fifth anniversaries of March 1, 2023 for employee recipients at the senior vice president level and above and one-third of the award on each of the first, second, and third anniversaries of March 1, 2023 for all other employee recipients.

Employee Stock Purchase Plan

To promote common stock ownership within our workforce which serves to align the incentives of our workforce with that of our stockholders generally and creates an avenue for our workforce to easily share in any increase in value of the Company, the board of directors of MN8 Energy LLC has approved and the board of directors of the Company has adopted an employee stock purchase plan at MN8 Energy, Inc. (the “ESPP”), which will be effective on the date immediately prior to the date of the effectiveness of this offering, and which will provide eligible employees the opportunity to purchase shares of our common stock at a discount. The description of the ESPP set forth below is a summary of the material anticipated features of the ESPP. This summary does not purport to be a complete description of all of the provisions of the ESPP and is qualified in its entirety by reference to the ESPP, the form of which will be filed as an exhibit to this registration statement.

General.    The ESPP is intended to qualify as an “employee stock purchase plan” under Code Section 423. During regularly scheduled “offering periods” under the ESPP, participants will be able to request payroll deductions which will be applied periodically to purchase a number of shares of our common stock at a discount to the market price and in an amount determined in accordance with the ESPP’s terms.

Administration.    Subject to the oversight of our board of directors, the ESPP will be administered by our people committee. Our people committee may delegate such authority with respect to the administration of the ESPP as it, in its sole discretion, deems advisable from time to time to a subcommittee of the people committee or to any officer of the Company; provided, that such delegation does not violate state or corporate law or disqualify the Plan under Section 423 of the Code. Subject to the terms of the ESPP, our people committee will have the complete discretion to establish the terms and conditions of offering periods under the ESPP, to interpret the ESPP and to make all decisions related to the operation of the ESPP.

Number of Shares.    Subject to adjustment as provided in the ESPP, the aggregate number of shares of common stock reserved and available for issuance pursuant to the ESPP is equal to 5% of the number of shares of common stock outstanding upon the closing of this offering, including 5% of any shares issued as a result of the underwriters’ exercise of the underwriters’ option.

Source of Shares.    The shares issuable under the ESPP may be newly issued shares, treasury shares or shares acquired on the open market.

Eligibility and Participation.    With respect to each offering date, each employee of the Company or any participating U.S. Subsidiary (as defined in the ESPP) is generally eligible to participate in the ESPP. No employee will be allowed to participate in the ESPP if his or her participation in the ESPP is prohibited by local law or if complying with local law would cause the ESPP or an offering period that is intended to qualify under Section 423 of the Code to violate the requirements of Section 423 of the Code. Also, in accordance with Section 423 of the Code, no employee may be granted an option under the ESPP if immediately after the grant such employee would own stock and/or hold outstanding options to purchase stock possessing more than 5% of the total combined voting power or value of all classes of the stock of the Company or any parent or subsidiary. The ESPP will permit an eligible employee to purchase common stock through payroll deductions. Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering period. Participation in the ESPP will end automatically upon termination of employment. In the event of withdrawal or termination of participation in the ESPP, a participant’s accumulated payroll contributions will be refunded without interest. Certain limitations on the number of shares of common stock that a participant may purchase apply. For example, the option granted to an employee may not permit him or her to purchase common stock under the ESPP at a rate which exceeds $25,000 in fair market value of such common stock (determined at the time such option is granted) for each calendar year in which the option is outstanding. Also, the maximum number of shares of common stock that may be purchased by an employee during an offering period shall be determined by multiplying $68.49 by the number of calendar days in the offering period and dividing the result by the Fair Market Value (as defined in the ESPP) on the commencement date of such offering period and rounding the result down to the next lowest whole number of shares of common stock.

Offering Periods and Purchase Price.    The ESPP will be implemented through a series of offering periods. Our people committee currently intends for there to generally be two offering periods during a given calendar year, the first of which commences on January 1 and ends on June 30 and the second of which begins on July 1 and ends on December 31. As a result of the abbreviated trading year, the offering periods for the year in which this offering is effective will deviate from this expected schedule. The first offering period will begin on the date the ESPP Form S-8 is filed with the Securities and Exchange Commission and will end on the first regularly schedule exercise date to occur following this offering unless the total length of the offering period would be less than 30 days, in which case the offering period will end on the second regularly scheduled exercise date to occur following the first trading day immediately following the IPO. In no event shall an offering period exceed 27 months. During each offering period, payroll contributions will accumulate without interest. On the last trading day of the offering period, accumulated payroll deductions will be used to purchase common stock. The option price per share of the Common Stock sold to employees under the ESPP shall be the lesser of (i) eighty-five percent (85%) of the Fair Market Value of the common stock on the Offering Date (as defined in the ESPP), or (ii) eighty-five percent (85%) of the Fair Market Value of the common stock on the last day of the offering period; provided, however, that the option price per share of the common stock may be adjusted for subsequent offering periods by our people committee subject to the requirements of Section 423 of the Code (and in no event shall the option price per share be less than the par value of the common stock).

Price Adjustment.    In the event that adjustments are made in the number of outstanding shares of common stock or said shares are exchanged for a different class of stock of the Company or for shares of stock of any other corporation by reason of merger, consolidation, stock dividend, stock split, recapitalization, or otherwise, our people committee shall make appropriate adjustments in (i) the number and class of shares or other securities that may be reserved for purchase, or purchased, hereunder, (ii) the Maximum Offering Period Share Allotment (as defined in the ESPP) applicable to then current and future offering periods, and (iii) the option price and the number of shares of common stock covered by each outstanding option under the ESPP. All such adjustments shall be made in the sole discretion of our people committee, and its decision shall be binding and conclusive.

Amendment and Termination.    Our board of directors or our people committee will have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of shares of stock to be issued under the ESPP is subject to stockholder approval. Any other amendment is subject to stockholder approval only to the extent required under applicable law or regulation. The ESPP will terminate on the date the share reserve under the ESPP is fully utilized or, if earlier, the date our board of directors or people committee elects to terminate the ESPP.

Risk Assessment

The People Committee has reviewed our compensation policies as generally applicable to our employees and believes that our policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us.

The following specific factors, in particular, reduce the likelihood of excessive risk-taking:

•	Our overall compensation levels are competitive with the market.

•	Our compensation policies and practices are centrally designed and administered.

•

Our compensation mix is balanced among (i) fixed components like salary and benefits, (ii) annual incentives that reward our overall financial performance, business unit financial performance, operational measures and individual performance over the short-term, and (iii) a portfolio approach for equity-based awards, consisting of RSUs and PSUs, which are tied to our long-term performance.

•

An important portion of our executive compensation is tied to how our stock price performs over a period of multiple years, with equity-based awards generally vesting over terms of three to five years. This minimizes the benefit of a temporary spike in stock price.

•

The People Committee has discretion to reduce the payout for annual performance-based awards if it determines that such adjustments would be appropriate based on our interests and the interests of our stockholders.

•	Executive officers are subject to certain stock ownership and holding requirements and our insider trading policy.

In summary, although a significant portion of the compensation provided to our Named Executive Officers is performance-based, we believe our compensation programs do not encourage excessive and unnecessary risk taking by our employees because these programs are designed to encourage employees to remain focused on both our short- and long-term operational and financial goals. We set performance goals that we believe are reasonable in light of our past performance and market conditions. A portion of the variable compensation we provide is comprised of long-term incentives in the form of RSUs subject to time-based vesting conditions, which retains value even in a depressed market, so executives are less likely to take unreasonable risks. With respect to our performance-based equity incentives, assuming achievement of, at least a minimum level of performance, payouts may be made at levels below full target achievement, in lieu of an “all or nothing” approach.

Summary Compensation Table

The table below sets forth the annual compensation earned during the 2022 Fiscal Year by our Named Executive Officers:

Name and Principal Position	Salary(1) ($)	Bonus(2) ($)	Stock Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
Jon Yoder
President, Chief Executive Officer and Director	267,616	—	2,135,216	1,049,400	—	3,452,232

David Callen
Chief Financial Officer	172,329	24,437	700,944	506,813	12,500	1,417,023

David Fernandez(6)
Chief Operating Officer	175,958	683,934	1,078,384	513,948	80,932	2,533,156

Jordan Meer
Chief Strategy and Investment Officer	162,192	326,800	647,045	445,200	6,500	1,587,737

Moe Hanifi
Senior Vice President, Head of Revenue and Commodities	162,192	326,800	647,045	445,200	2,000	1,583,237

(1)	Represents the base salary for each Named Executive Officer earned for services provided during the 2022 Fiscal Year (from August 5, 2022 through December 31, 2022).
(2)

Amounts in this column represent (i) discretionary increases to the 2022 annual cash incentive payments approved by the People Committee to the following Named Executive Officers in the following amounts: for Messrs. Callen, Fernandez, Meer, and Hanifi respectively, $24,437, $24,782, $26,800, $26,800 and (ii) cash signing bonuses paid as part of the Internalization Agreement between the Company and GSAM to the following Named Executive Officers in the following amounts: for Messrs. Fernandez, Meer, and Hanifi respectively, $659,152, $300,000, $300,000. The Company does not intend to pay any further cash bonuses related to the Internalization Transaction.

(3)

Represent the aggregate grant date fair value of the RSU and PSU awards granted in October 2022, calculated in accordance with FASB ASC Topic 718. The grant date fair value of the RSU awards were determined by multiplying each Named Executive Officer’s Phantom Ownership Percentage by the Company’s fair value as of December 31, 2022, which was approximately $1.6 billion. The grant date fair value of the PSU awards were determined using a Monte Carlo simulation. The actual amount realized upon settlement of the RSU and PSU awards will depend upon the market price of the Company’s stock on the settlement date and the Company’s performance (with respect to the PSUs).

(4)

The amounts in this column represent the portion of the 2022 annual cash incentive payments made pursuant to actual performance with respect to the originally approved metrics and do not include the discretionary increase of such payments, which is reported in the “Bonus” column of this table.

(5)

For all of the NEOs, excluding David Fernandez, this figure represents the Company’s contributions to their account in the Company’s 401(k) plan, which for the 2022 Fiscal Year was the period from August 5, 2022 through December 31, 2022. For David Fernandez, this figure represents: (a) $33,555 of expenses reimbursed to Mr. Fernandez in connection with his 2022 relocation from the United States to Spain; (b) a $29,756 tax gross-up payment in connection with the aforementioned relocation expense reimbursement; (c) $8,121 relating to health insurance benefits; and (d) $9,500 to cover costs while traveling for work in the United States.
(6)

Mr. Fernandez receives his compensation in Euros and, as such, the values herein represents the elements of his compensation in Euros converted to dollars utilizing an average of the exchange rates on each payment date from August 5, 2022, the first pay date following the Internalization Transaction, to December 31, 2022, such average exchange rate being 1.01408 dollars to one Euro.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(4) (#)	Grant Date Fair Value of Stock and Option Awards(5) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Jon Yoder
Annual Bonus	N/A	330,000	660,000	1,320,000	—	—	—	—	—
RSUs(3)	10/30/2022	—	—	—	—	—	—	—	930,480
PSUs	10/30/2022	—	—	—	—	—	—	—	1,204,736
David Callen
Annual Bonus	N/A	159,375	318,750	637,500	—	—	—	—	—
RSUs(3)	10/30/2022	—	—	—	—	—	—	—	305,456
PSUs	10/30/2022	—	—	—	—	—	—	—	395,488
David Fernandez
Annual Bonus	N/A	161,619	323,238	646,476	—	—	—	—	—
RSUs(3)	10/30/2022	—	—	—	—	—	—	—	469,936
PSUs	10/30/2022	—	—	—	—	—	—	—	608,448
Jordan Meer
Annual Bonus	N/A	140,000	280,000	560,000	—	—	—	—	—
RSUs(3)	10/30/2022	—	—	—	—	—	—	—	281,968
PSUs	10/30/2022	—	—	—	—	—	—	—	365,077
Moe Hanifi
Annual Bonus	N/A	140,000	280,000	560,000	—	—	—	—	—
RSUs(3)	10/30/2022	—	—	—	—	—	—	—	281,968
PSUs	10/30/2022	—	—	—	—	—	—	—	365,077

(1)

Represents the estimated payouts for annual cash incentive awards under the 2022 Plan assuming threshold, target and maximum performance achievement. The actual amounts paid to our Named Executive Officers under the 2022 Plan are set forth in the Summary Compensation Table. See “Compensation Discussion and Analysis—Setting Executive Compensation” above for additional information regarding these awards.

(2)

As of December 31, 2022 and prior to this offering, the Private PSU awards held by each Named Executive Officer is reflected as a Phantom Ownership Percentage, which settles in cash and vests solely based on continued employment over time. Upon completion of this offering, the Private PSUs will convert to Public PSU awards which will settle in the Company’s common stock and will vest based on absolute TSR. The actual number of PSUs earned based on actual performance over the full performance period may range from 0% to 200% of the amount below for the 2022 PSUs. The performance period for the Public PSUs begins twenty trading days immediately following this offering and ends on August 1, 2025. See “Setting Executive Compensation—Long Term Incentive Awards” for additional information on Phantom Ownership Percentages granted under the 2022 Plan.

(3)

Reflect RSUs granted to the Named Executive Officers during 2022. Such grants vest in full on the third anniversary of the vesting commencement date, subject to the Named Executive Officer’s continued employment through such date.

(4)

As of December 31, 2022 and prior to this offering, the Private RSU awards held by each Named Executive Officer is reflected as a Phantom Ownership Percentage, which upon completion of this offering will convert to a Public RSU award which will be settled in the Company’s common stock at vesting. See “Setting Executive Compensation—Long Term Incentive Awards” for additional information on Phantom Ownership Percentages granted under the 2022 Plan.

(5)

Represent the aggregate grant date fair value of the PSUs and RSUs granted in 2022 to the Named Executive Officers, computed in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. The grant date fair value of the PSUs is based on probable outcome with regard to the applicable performance metrics.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table provides information regarding outstanding and unvested RSUs and PSUs held by our Named Executive Officers as of December 31, 2022.

	Stock Awards(1)
Name	Number of Shares or Units of Stock That Have Not Vested(2) (#)	Market Value of Shares or Units of Stock That Have Not Vested(3) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested(4) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(5) ($)
Jon Yoder	—	930,480	—	—
	—	—	—	930,480
David Callen	—	305,456	—	—
	—	—	—	305,456
David Fernandez	—	469,936	—	—
	—	—	—	469,936
Jordan Meer	—	281,968	—	—
	—	—	—	281,968
Moe Hanifi	—	281,968	—	—
	—	—	—	281,968

(1)	There were no outstanding and unvested stock options as of December 31, 2022.
(2)

As of December 31, 2022 and prior to this offering, the Private RSU awards held by each Named Executive Officer is reflected as a Phantom Ownership Percentage and settled in cash, which upon completion of this offering will convert to a Public RSU award which will settle in the Company’s common stock at vesting. See “Setting Executive Compensation—Long Term Incentive Awards” for additional information on Phantom Ownership Percentages granted under the 2022 Plan.

(3)

Represents Private RSU awards held by each Named Executive Officer which will vest in full on August 1, 2025, subject to the Named Executive Officer’s continued employment. Market value is calculated by multiplying the respective Phantom Ownership Percentage of each Named Executive Officer by the calculated fair value of the Company as of December 31, 2022, which was approximately $1.6 billion.

(4)

As of December 31, 2022 and prior to this offering, the Private PSU awards held by each Named Executive Officer is reflected as a Phantom Ownership Percentage, which settles in cash and vests solely based on continued employment over time. Upon completion of this offering, the Private PSUs will convert to Public PSU awards which will settle in the Company’s common stock and will vest based on absolute TSR. The actual number of PSUs earned based on actual performance over the full performance period may range from 0% to 200% of the target amount granted. The performance period for the Public PSUs begins twenty trading days immediately following this offering and ends on August 1, 2025. See “Setting Executive Compensation—Long Term Incentive Awards” for additional information on Phantom Ownership Percentages granted under the 2022 Plan.
(5)

Since the performance element of vesting will not apply to the PSUs until they become Public PSUs, the Private PSUs are reported at “target” level. Market value is calculated by multiplying the respective target Phantom Ownership Percentage of each Named Executive Officer by the calculated fair value of the Company as of December 31, 2022, which was approximately $1.6 billion.

2022 Option Exercises and Stock Vested

There were no options exercised or stock vested during the 2022 Fiscal Year and no RSUs or PSUs vested during the 2022 Fiscal Year.

Pension Benefits

We do not sponsor any qualified or non-qualified defined benefit pension plans.

Non-Qualified Deferred Compensation

We do not have any non-qualified deferred compensation plans.

Potential Payments Upon Termination or Change in Control

Executive Compensation

In 2022, our board of directors adopted the Executive Severance Plan, pursuant to which the Named Executive Officers are eligible to receive severance payments and benefits, as described in more detail below. None of the Named Executive Officers currently have an employment agreement with the Company. Pursuant to the terms of the Executive Severance Plan, the level of severance benefit for which a participant is eligible is determined based on their designated “Tier.” As of December 31, 2022, the Tier level for each of the Named Executive Officer was as follows:

Name	Executive Severance Plan Tier Level
Jon Yoder	Tier 1
David Callen	Tier 2
David Fernandez	Tier 2
Jordan Meer	Tier 2
Moe Hanifi	Tier 3

Upon the Named Executive Officer’s termination without “Cause” (as defined in the Executive Severance Plan), current participants in the Executive Severance Plan will be eligible to receive the following benefits:

•	All accrued and unpaid base salary and all accrued but unused paid time off;

•	Reimbursement for all incurred but unreimbursed expenses; and

•	Any benefits to which the participant may be entitled to receive.

Subject to satisfying release requirements and compliance with certain other agreements and covenants, including the restrictive covenants included in their equity award agreements, a participant will also be entitled to receive:

•

A cash payment, payable in equal monthly installments over a defined period, equal to the product of (A) the participant’s severance multiple (2.0 for Tier 1, 1.5 for Tier 2, and 1.0 for Tier 3) and (B) the sum of their base salary and target annual bonus;

•	If not yet paid, the annual cash bonus earned for the previous fiscal year; and

•

Reimbursement for coverage for the participant, their spouse and eligible dependents under any applicable group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for a period beginning on the first day of the first calendar month following such Eligible Executive’s date of termination and continuing until the earliest to occur of:

•	(a) 24-months following the date of termination for Tier 1, (b) 18-months following the date of termination for Tier 2, and (c) 12-months following the date of termination for Tier 3;

•	The time such participant becomes eligible to be covered under a group health plan sponsored by another employer; and

•	The date such participant is no longer eligible to receive COBRA continuation coverage.

Upon the Named Executive Officer’s termination without Cause or resignation for Good Reason (each as defined in the Executive Severance Plan) within 24-months of a Change in Control (as defined in the Executive Severance Plan), current participants in the Executive Severance Plan will be eligible to receive the following benefits:

•

A cash payment, payable in a lump sum within 45 days following the termination, equal to the product of (A) the participant’s severance multiple (3.0 for Tier 1, 2.0 for Tier 2, and 1.0 for Tier 3) and (B) the sum of their base salary and target annual bonus;

•	If not yet paid, the annual cash bonus earned for the previous fiscal year; and

•

Reimbursement for coverage for the participant, their spouse and eligible dependents under the any applicable group health plans pursuant to COBRA for a period beginning on the first day of the first calendar month following such participant’s date of termination and continuing until the earliest to occur of:

•	(a) 36-months following the date of termination for Tier 1, (b) 24-months following the date of termination for Tier 2, and (c) 18-months following the date of termination for Tier 3;

•	The time such participant becomes eligible to be covered under a group health plan sponsored by another employer; and

•	The date such participant is no longer eligible to receive COBRA continuation coverage.

If a participant is a “disqualified individual” (as defined in Section 280G(c) of the Code), and the payments and benefits provided for in the Executive Severance Plan, together with any other payments and benefits which such participant has the right to receive, would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the payments and benefits provided for in the Executive Severance Plan will either be (i) reduced so that the present value of the total amounts and benefits received by the participant will be one dollar less than three times the participant’s “base amount” (as defined in Section 280G(b)(3) of the Code) and so that no portion of such amounts and benefits received by the participant shall be subject to the excise tax imposed by Section 4999 of the Code or (ii) paid in full, whichever produces the better net after-tax position to the participant.

The following table quantifies the payments and benefits that would have been paid to our Named Executive Officers pursuant to the terms of the Executive Severance Plan and the 2022 Plan in the event of certain terminations of employment with us, had such terminations occurred on December 31, 2022.

Name	Payments and Benefits	Termination without Cause(1) ($)	Termination without Cause or Resignation for Good Reason within 24 Months Following a Change in Control(2) ($)
Jon Yoder	Cash severance(3)	2,640,000	3,960,000
	COBRA subsidy(4)	55,437	83,156
	RSU and PSU acceleration(6)	—	1,860,960

	Total	2,695,437	5,904,116

David Callen	Cash severance(3)	1,115,625	1,487,500
	COBRA subsidy(4)	41,578	55,437
	RSU and PSU acceleration(6)	—	610,912

	Total	1,157,203	2,153,849

David Fernandez	Cash severance(3)	1,131,333	1,508,444
	COBRA subsidy(5)	44,702	59,603
	RSU and PSU acceleration(6)	—	939,872

	Total	1,176,035	2,684,479

Jordan Meer	Cash severance(3)	1,020,000	1,360,000
	COBRA subsidy(4)	13,351	17,801
	RSU and PSU acceleration(6)	—	563,936

	Total	1,033,351	1,941,737

Moe Hanifi	Cash severance(3)	680,000	680,000
	COBRA subsidy(4)	8,901	13,351
	RSU and PSU acceleration(6)	—	563,936

	Total	688,901	1,257,287

(1)	Reflect payments made upon termination by the Company without Cause as defined in the Executive Severance Plan.
(2)

Reflect payments made upon termination by the Company without Cause or by the Named Executive Officer for Good Reason, in each case, within 24-months following a Change in Control as defined in the Executive Severance Plan.

(3)

Pursuant to the Executive Severance Plan, upon a termination of employment by the Company without Cause, each Named Executive Officer will receive either 2.0 (for Mr. Yoder), 1.5 (for Messrs. Callen, Fernandez and Meer) or 1.0 (for Mr. Hanifi) times the sum of their annual base salary and target annual bonus for the year in which the termination occurs. Such amount shall be paid over the Qualifying Termination Severance Payment Period, which for Mr. Yoder is 24-months, for Messrs. Callen, Fernandez and Meer is 18-months, and for Mr. Hanifi is 12-months. Upon a termination following a Change in Control, each Named Executive Officer will receive either 3.0 (for Mr. Yoder), 2.0 (for Messrs. Callen, Fernandez and Meer) or 1.0 (for Mr. Hanifi) times the sum of their annual base salary and target annual bonus for the year in which the termination occurs. Such amount shall be payable in a lump sum on or prior to the date that is 60 days following such Change in Control termination.
(4)

Pursuant to the terms of the Executive Severance Plan, upon termination of employment by the Company without Cause, the Company will reimburse each of the Named Executive Officers for the full cost of COBRA premiums to effect such coverage under the Company’s group health plans for up 24-months (for Mr. Yoder), 18-months (for Messrs. Callen and Meer), and 12 months (for Mr. Hanifi). Upon a termination following a Change in Control, the Company will reimburse each of the Named Executive Officers for the full cost of COBRA premiums to effect such coverage under the Company’s group health plans for up to 36-months (for Mr. Yoder), 24-months (for Messrs. Callen and Meer) and 18-months (for Mr. Hanifi). The COBRA reimbursement amount is based on the premiums in effect on December 31, 2022 and each applicable Named Executive Officer’s elections in place on such date, which are assumed for purposes of this table to remain the same throughout the period for which COBRA reimbursement would be available.

(5)

As of December 31, 2022, Mr. Fernandez was a service provider to one of the Company’s Spanish subsidiaries and not eligible for COBRA. Under the terms of Mr. Fernandez’s Executive Severance Plan participation agreement, the Company will reimburse Mr. Fernandez for the costs of such equivalent coverage for up to 18-months following a termination of service without Cause or 24-months upon termination of service without Cause or for Good Reason following a Change in Control. Such reimbursement amounts are based on the premiums in effect on December 31, 2022 and Mr. Fernandez’s elections in place on such date, which are assumed for purposes of this table to remain throughout the period for which reimbursement would be available.

(6)

Pursuant to the terms of the 2022 Plan, absent a Change in Control, upon termination by the Company without Cause, the outstanding and unvested RSUs and PSUs will be forfeited. Upon termination following a Change in Control, the RSUs and PSUs shall become fully vested immediately prior to such termination of the Named Executive Officer. For the RSUs and PSUs, these amounts are calculated by multiplying the respective Phantom Ownership Percentage (at “target” level for the PSUs) of each Named Executive Officer by the calculated fair value of the Company as of December 31, 2022, which was approximately $1.6 billion.

INTERNALIZATION TRANSACTION AND CORPORATE REORGANIZATION

Internalization Transaction

Prior to August 4, 2022, we did not have any employees but had rather been externally managed by Goldman Sachs Asset Management, L.P., a wholly owned subsidiary of GS. GSAM is a highly diversified global investment management firm supervising over $2.5 trillion in assets as of June 30, 2022. With more than 2,000 professionals across 31 offices worldwide, GSAM provides investment and advisory solutions for institutional and individual investors across multiple asset classes.

Under a Management Services Agreement, GSAM historically dedicated to us a team of approximately 100 professionals with extensive experience spanning transaction sourcing and financial analysis, power markets and physical asset analysis in the solar industry. In addition to this dedicated team, GSAM had risk management, legal, accounting, tax, information technology and compliance personnel, among others, who provided services to us. Under the Management Services Agreement, GSAM was entitled to certain administrative fees and management fees for the services provided to us. See “Certain Relationships and Related Party Transactions—Management Services Agreement.”

In addition, under the terms of the limited liability company agreement of OpCo, the Special Interest Member holds the Special Interest, which for periods prior to the closing on August 4, 2022 of the Internalization Transaction described below included the right to receive the OpCo Incentive Allocation, the value of which was based on certain operational and financial metrics as further described in “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

On May 18, 2022, we entered into the Internalization Agreement with OpCo, MN8 Energy, GSAM and the Special Interest Member to engage in the Internalization Transaction, which we closed on August 4, 2022. Pursuant to the Internalization Transaction, among other things:

•	the Management Services Agreement was terminated and GSAM is no longer entitled to management fees or administrative fees from us;

•	we agreed to directly or indirectly employ the approximately 100 professionals previously employed by GSAM that are dedicated to our business under the Management Services Agreement;

•

we entered into a transition services agreement with MN8 Energy, OpCo and GSAM that provides for the provision of certain administrative services by GSAM to MN8 Energy, OpCo and us for a specified period of time following the closing of the Internalization Transaction;

•	the OpCo Incentive Allocation was terminated;

•

OpCo and its subsidiaries made an aggregate payment of $30.0 million (less $3.0 million in cash signing bonuses to be paid to former GSAM employees) to the Special Interest Member and affiliates thereof, and $4 million of such payment was credited against, and reduced, the purchase price payable to GSAM Holdings pursuant to the QBI Solutions Share Purchase Agreement;

•

the parties agreed that, in connection with the Corporate Reorganization, the Special Interest will be exchanged (the “Special Interest Exchange”) by the Special Interest Member for a number of shares of common stock of MN8 Energy (the “Special Interest Shares”) calculated in the manner further described in “Internalization Transaction and Corporate Reorganization—Existing Owners’ Ownership,” which calculation is derived from an implied equity value for our company before giving effect to this offering based on the initial public offering price per share set forth on the cover of this prospectus and takes into account prior distributions, including the cash payment to the Special Interest Member described above; using an assumed initial public offering price for our common stock of $             per share (the midpoint of the price range set forth on the cover of this prospectus), we would issue Special Interest Shares;

•	we are subject to non-competition covenants under the Internalization Agreement, which may limit our operations in certain respects;

•

the parties agreed that, GSAM will have the right to one board seat until such time following the Corporate Reorganization as GSAM’s ownership of MN8 Energy’s common stock falls below five percent of the common stock then outstanding; and

•

the parties agreed that the UC Regents has the option to appoint a board observer until the earlier of (i) prior to the initial public offering, the UC Regents no longer owning 10% of MN8 Energy LLC or (ii) after the initial public offering, the UC Regents no longer owning 10% of MN8 Energy’s common stock.

Corporate Reorganization

MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC) was formed in Delaware on September 19, 2017. Prior to this offering, in the Merger, MergerCo, a wholly owned subsidiary of MN8 Energy, a newly incorporated Delaware corporation formed for the purpose of effecting this offering and the transactions related thereto, will merge into MN8 Energy LLC, with MN8 Energy LLC surviving such Merger as a wholly owned subsidiary of MN8 Energy, and all outstanding limited liability company interests in MN8 Energy LLC will be exchanged for shares of common stock of MN8 Energy, with each member entitled to receive its pro rata portion of such shares of common stock based on such member’s rights to distributions from MN8 Energy LLC. In connection with the Merger and the Special Interest Exchange, an aggregate of                 shares of common stock of MN8 Energy will be issued to the Existing Owners and the Special Interest Member of which, based on an initial public offering price of $         per common share (the midpoint of the price range on the cover of this prospectus),                 shares will be issued to the Existing Owners in the Merger and                 shares will be issued to the Special Interest Member in the Special Interest Exchange. Following the Merger and the Special Interest Exchange, MN8 Energy will issue                shares of common stock to the public in this offering in exchange for the proceeds of this offering.

After giving effect to the Corporate Reorganization, the Internalization Transaction and the offering contemplated by this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares:

•

GSAM (including through the Special Interest Member) will own                  of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately     % of the voting power thereof;

•

the Existing Owners other than GSAM will own                  of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately     % of the voting power thereof; and

•

investors in this offering will own                  of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately     % of the voting power thereof.

The following diagram indicates our simplified ownership structure immediately following the Internalization Transaction, the Corporate Reorganization and the consummation of this offering and the transactions related thereto (assuming the underwriters’ option to purchase additional shares is not exercised).

(1)

Other Existing Investors includes the UC Regents, which we expect will own, based on the assumptions set forth above,                  shares of our Common Stock, representing an aggregate illustrative value of approximately $             million and approximately     % of the voting power of our Common Stock.

Existing Owners’ Ownership

The ownership figures set forth in this “Internalization Transaction and Corporate Reorganization” assume an initial public offering price of $             per common share, which is the midpoint of the price range set forth on the cover of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of Special Interest Shares to be issued to GSAM, and an equivalent decrease or increase, respectively, in the number of shares of common stock to be received by the other Existing Owners. Accordingly, any such change in our initial public offering price will not affect the aggregate number of shares of common stock held collectively by GSAM and such other Existing Owners.

The number of shares to be issued to each of GSAM and the other Existing Owners is based on the implied equity value of our company based on the initial public offering price and before giving effect to the proceeds from this offering. Such implied equity value is made subject to the “waterfall”

distribution provisions of the OpCo LLC Agreement, pursuant to which the Existing Owners are entitled to first receive a number of shares of common stock equivalent to their respective capital contributions plus a specified rate for return. After such rate of return has been met with respect to the Existing Owners, the Special Interest Member is entitled to a “catch-up” distribution until it receives a portion of such specified rate of return, with any remaining amounts to be distributed between the Existing Owners and the Special Interest Member based on fixed sharing percentages.

A $1.00 increase (decrease) from the initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the number of shares held by GSAM following this offering by                 (                ) shares. A $1.00 increase (decrease) from the initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would (decrease) increase the number of shares held by the other Existing Owners by (                 )                 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Certain Relationships and Related Party Transactions—Registration Rights Agreements,” the following is a description of each transaction since January 1, 2020, and each currently proposed transaction, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

OpCo LLC Agreement

In accordance with the current terms of the OpCo LLC Agreement, the Special Interest Member holds the Special Interest, which entitles it to distributions in connection with certain specified events (including a sale of all of OpCo’s assets or the liquidation of OpCo). Under the previous terms of the OpCo LLC Agreement, the Special Interest also entitled the Special Interest Member to the OpCo Incentive Allocation, which was a right to incentive distributions from OpCo that equated to a percentage of “Core Operating Profit.” Core Operating Profit was equal to operating income, plus OpCo’s share of other revenue, less tax and interest expense, economic depreciation, the Administration Fee, the Management Fee, and subject to various other adjustments as described therein. The payment was subject to the achievement of certain hurdles. As the incentive payments were earned, OpCo allocated the amount earned to the Special Interest Member and any associated payments were recorded as distributions. To the extent the Special Interest Member earned an incentive allocation and the related amounts had been paid to the Special Interest Member, it was not required to return that amount to OpCo even if the Core Operating Profit in future periods was insufficient to have achieved the aggregate hurdle in such future periods. During the years ended December 31, 2022, 2021 and 2020, OpCo paid incentive allocations to the Special Interest Member of $3.0 million, $7.6 million and $6.1 million, respectively. OpCo paid incentive allocations to the Special Interest Member of $2.8 million for the six months ended June 30, 2022. The Special Interest Member did not earn an incentive allocation for the six months ended June 30, 2023. In connection with the Internalization Transaction, the OpCo LLC Agreement was amended to, among other things, provide for the termination of the OpCo Incentive Allocation for periods following the closing of the Internalization Transaction.

Management Services Agreement

In accordance with the Management Services Agreement, dated February 9, 2018, GSAM historically received a management fee and administrative fee from us as compensation for the services it provides us.

The management fee was determined as of the last day of the applicable calendar quarter and is paid quarterly in arrears. The management fee was equal to 0.125% of the average of the management fee base with respect to such calendar quarter and the management fee base at the end of the prior calendar quarter. The management fee base for any calendar quarter was equal to the amount of capital contributed to us as of the end of such calendar quarter, plus our total indebtedness, less a proportionate share of any indebtedness attributable to non-tax-equity joint-venture partners.

During the years ended December 31, 2022, 2021 and 2020, we paid management fees to GSAM of $7.3 million, $10.4 million and $7.5 million, respectively. We paid management fees to GSAM of $6.1 million for the six months ended June 30, 2022. In connection with the Internalization Transaction, the final management fee was paid for the period beginning July 1, 2022 through August 4, 2022.

The administration fee was equal to the product of our share of the nameplate capacity of the solar energy facilities we own (the “Facilities”) and the applicable per kW rate. From February 9, 2018, (the first date on which we accepted capital commitments) until the day preceding the first anniversary of such date, the applicable per kW rate was $10; thereafter, until the day preceding the second anniversary of such date, the applicable per kW rate was $9; thereafter, the applicable per kW rate is $8. The administration fee was prorated for any partial calendar quarter and for any intra-quarter changes to the aggregate nameplate capacity of the Facilities. The administration fee for any calendar quarter was subject to a cap of 0.125% of the average of the management fee base at the end of such quarter and the management fee base at the end of the prior calendar quarter (the “Administration Fee Cap”), less such fees paid to third-party service providers by or associated with the Facilities (excluding from such fees, the proportion attributable to non-tax-equity joint-venture partners). To the extent the administration fee and/or the Administration Fee Cap is reduced below zero for a particular calendar quarter, GSAM would have paid to us the amount by which the administration fee and/or Administration Fee Cap was below zero. During the years ended December 31, 2022, 2021 and 2020, we paid administration fees to GSAM of $4.6 million, $7.7 million and $5.6 million, respectively. We paid administration fees to GSAM of $3.8 million for the six months ended June 30, 2022. In connection with the Internalization Transaction, the final administration fee was paid for the period beginning July 1, 2022 through August 4, 2022.

As discussed elsewhere in this prospectus, in connection with the Internalization Transaction, the Management Services Agreement was terminated and GSAM is longer entitled to management fees or administrative fees from us. See the section of this prospectus titled “Internalization Transaction and Corporate Reorganization” for information regarding certain related party transactions to be undertaken in connection with this offering.

Internalization Agreement

See the section of this prospectus titled “Internalization Transaction and Corporate Reorganization” for a description of the terms of the Internalization Agreement. In addition to the terms listed in that section, the Internalization Agreement includes the following terms.

We are subject to non-competition covenants in the Internalization Agreement, until the earlier of (i) the six year anniversary of the completion of this offering or (ii) if a specified change of control transaction has occurred, the later of the second anniversary of completion of this offering or the date of the specified change of control transaction. During this period of time, subject to certain exceptions, we will generally be prohibited from (1) (A) providing or agreeing to provide recommendations with respect to the purchase or sale of assets of any type for non-affiliates in exchange for compensation (other than certain compensation typically received by operating companies in our industry), (B) meeting the definition of an investment company or an investment advisor under the Investment Company Act of 1940, as amended, and (C) certain other activities that would require us to act in a fiduciary capacity or participate in capital raising transactions on behalf of third parties in exchange for compensation (collectively, and as further defined in the Internalization Agreement, “Investment Management Activities”), (2) owning any interest in an entity engaged in such Investment Management Activities and (3) receiving or having a contractual right to receive consideration relating to Investment Management Activities on behalf of any person other than the Company, OpCo or MN8 Energy LLC and any direct or indirect subsidiary of the Company, OpCo or MN8 Energy LLC.

Except as required by applicable law or a lawful request by any governmental authority, we will and will cause our affiliates to (i) keep confidential, and not release or disclose for any purpose,

information of or relating to any client of Goldman Sachs’ Private Wealth Management business of GSAM or their affiliates (“PWM Clients”) that is in our possession, and (ii) not use, directly or indirectly, such information for any reasons other than to (a) provide written communications to our shareholders if required by the organizational documents of us or one of our affiliates, including for any vote or consent required of shareholders, consistent with past practice, or reasonably necessary in connection with this offering, a sale or other extraordinary transaction; (b) make distributions to shareholders; (c) deliver tax-related documents or other client-specific documents to any shareholders who are PWM Clients; and (d) use PWM Client information to mail proxy statements, run broker searches and make other ordinary course communications with stockholders.

For a period of three years commencing from the closing of the Internalization Transaction, if we or one of our affiliates seeks financial advisory or investment banking services and we determine that a Goldman Sachs affiliate is an appropriate and qualified provider of such services, and such Goldman Sachs affiliate offers such services at a rate and on terms our board finds appropriate, then such Goldman Sachs affiliate will have the right to be engaged to provide such services. Our board has sole discretion to take into account such factors it deems relevant in determining whether a Goldman Sachs affiliate would be an appropriate and qualified provider of services.

For so long as Goldman Sachs holds a 5% ownership interest in our common stock, GSAM shall have the right to designate one director (the “GSAM Director”) to our board. Subject to stock exchange and SEC rules, the GSAM Director will be entitled to be a member of all the committees of our board. If GSAM declines to exercise its right to designate an individual to serve on our board, GSAM will be entitled to designate a board observer (the “GSAM Observer”) if such individual enters into a customary board observer agreement with us. Our board or any committee thereof may exclude the GSAM Director or the GSAM Observer, as applicable, from any meeting to the extent any conflicts of interest exist between any Goldman Sachs entity, the GSAM Director or the GSAM Observer, on the one hand, and us, on the other.

For so long as the UC Regents holds a 10% ownership in our common stock, the UC Regents shall have the right to designate a board observer (the “UC Regents Observer”) if such individual enters into a customary board observer agreement with us. Our board or any committee thereof may exclude the UC Regents Observer, as applicable, from any meeting to the extent any conflicts of interest exist between UC Regents, on the one hand, and us, on the other.

For two years following the closing of the Internalization Transaction (the “Restricted Period”), our affiliates and we will be subject to a mutual non-solicit agreement with GSAM. During the Restricted Period, we will not solicit (or encourage any other person to solicit) the employment or engagement of services of, employ or engage as an independent contractor or consultant, any person who is or was employed as an employee of GSAM or their controlled affiliates in the Restricted Period. Until the end of the Restricted Period, GSAM and their controlled affiliates will not solicit the employment or engagement of services of, employ or engage as an independent contractor or consultant, any person who is or was employed as an employee of us during the Restricted Period. Notwithstanding the foregoing, this provision does not prohibit general advertisements not targeting specific employees of the other.

Corporate Reorganization

See the section of this prospectus titled “Internalization Transaction and Corporate Reorganization” for information regarding certain related party transactions to be undertaken in connection with this offering.

Registration Rights Agreements

In connection with the closing of this offering, we will enter into a registration rights agreement with GSAM and the UC Regents. Under the terms of the agreement, GSAM, the UC Regents and each permitted transferee to whom GSAM or the UC Regents shall assign or transfer any rights under the agreement, shall have the right to require us to file one or more registration statements under the Securities Act covering all or any part of its and its affiliates’ registrable securities; provided that we will be required to conduct no more than two (2) demand registrations. Once a registration statement is effective, GSAM, the UC Regents and their permitted transferees will have the right to request four “shelf” underwritten offerings, provided that any such requested underwritten offering must include an aggregate $50 million in common stock. GSAM, the UC Regents and their permitted transferees will also have customary piggyback rights with respect to registrations of our securities.

Transition Services Agreement

In connection with the Internalization Transaction, we entered into a transition services agreement with MN8 Energy, OpCo and GSAM that provides for the provision of certain services by GSAM to MN8 Energy, OpCo and us, including risk management, accounting, tax, information technology and compliance, for a specified period of time following completion of the Internalization Transaction. Accordingly, we will no longer pay the Management Fee or Administrative Fee; however, we will incur incremental costs associated with salaries, bonuses, benefits and all other employee-related costs, including stock-based compensation as well as costs associated with the transition services agreement. The duration of the transition services agreement varies by service category and is generally from two to nine months from the closing of the Internalization Agreement. The actual period that GSAM will provide a particular service will depend upon how long it takes us to develop internal capacity for, or find another provider of, that service. Pricing of transition services during the scheduled transition period will be calculated to allow GSAM to recover costs of providing such services (including allocations of overhead) without markup for profit (subject to increased pricing during any extension periods).

QBI Solutions Share Purchase Agreement

On May 18, 2022, we entered into an agreement with GSAM Holdings LLC to purchase GSAM Holdings’ 51% equity interest in QBI Solutions, S.L. (“QBI Solutions”), the provider of the QBI software platform that our business uses, for $8 million. The completion of the sale of QBI Solutions was conditioned upon the prior or concurrent consummation of the closing of the Internalization Transaction and the receipt of certain required approvals. Since all conditions precedent were satisfied and the sale of QBI Solutions was consummated, $4 million of the cash payment made to the Special Interest Member in connection with the closing of the Internalization Transaction was credited against, and reduced, the purchase price for the QBI Solutions shares. If at any time prior to two years after the closing of the QBI Solutions purchase, we transfer, assign, or convey the QBI Solutions shares to a non-affiliate at a price that implies an equity valuation for the QBI Solutions shares that is greater than $4 million, GSAM Holdings will be paid an amount in cash equal to the positive difference, if any, between the equity valuation for the QBI Solutions shares implied by the price paid in such transaction and $4 million.

On July 26, 2022, we purchased the remaining 49% equity interest in QBI Solutions for approximately €10 million. As a result, QBI Solutions is now our wholly owned subsidiary.

UC Regents Side Letter

On July 6, 2022, we entered into an agreement with UC Regents in connection with, and as an inducement for, consenting to and approving the Internalization Transaction (the “UC Regents Side Letter”). Under the term of the UC Regents Side Letter, UC Regents shall have the option to appoint a board observer until the earlier of (i) prior to the initial public offering, UC Regents no longer owning 10% of MN8 Energy LLC or (ii) after the initial public offering, UC Regents no longer owning 10% of MN8 Energy’s common stock. So long as UC Regents owns a material portion of our common stock, UC Regents may influence the investment decisions of MN8 Energy. UC Regents also was granted customary registration rights as discussed above under “Registration Rights” and certain other consent rights, including with respect to material amendments of our charter and bylaws and the authorization and issuance of additional equity securities, subject to the same equity ownership thresholds.

Policies and Procedures for Related Party Transactions

We will adopt a related persons transaction policy that requires all of our directors and executive officers to report any activity that creates, or appears to create, a potential or actual conflict of interest with respect to their ability to make decisions and act in our best interest. A related party transaction shall be consummated or shall continue only if (i) the nominating and corporate governance committee of our board approves or ratifies such transaction in accordance with the guidelines set forth in such policy, and (ii) the transaction is on terms comparable to those that could be obtained in arm’s length dealings with a third party.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table, historical and as adjusted to reflect the sale of our common stock offered by us in this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us, sets forth information regarding beneficial ownership of our common stock before and immediately following the completion of this offering by:

•	each person whom we know to own beneficially more than 5% of our common stock on an as-converted, fully diluted basis;

•	each of our directors and named executive officers individually; and

•	all of our current directors and executive officers as a group.

We have based our calculation of the percentage of beneficial ownership prior to this offering on                  shares of our common stock outstanding as if the Corporate Reorganization had occurred as of                 ,                 . We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our common stock issued by us in the offering and                  shares of our common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional                  shares of our common stock from us in full. The table below does not reflect any shares of our common stock that our directors and executive officers may purchase in this offering through the reserved share program described under “Underwriting (Conflicts of Interest)—Reserved Share Program.”

Unless otherwise indicated, the address for each listed stockholder is: c/o MN8 Energy, Inc., 1155 Avenue of the Americas, 27th Floor, New York, NY 10036. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned	Shares Beneficially Owned After this Offering (No Exercise)	Shares Beneficially Owned After this Offering (Full Exercise)
	Before this Offering	Common Stock	Common Stock
Name of Beneficial Owner	Number %	Number %	Number %
5% Stockholders:
The Regents of the University of California(1)
GSAM and affiliates(2)

Named Executive Officers, Directors and Director Nominees:
Jon Yoder
David Callen
David Fernandez
Jordan Meer
Moe Hanifi
Timothy Leach
David Gadis
J. William Holden, III
Fiona Macdonald
Kathleen McGinty

	Shares Beneficially Owned	Shares Beneficially Owned After this Offering (No Exercise)	Shares Beneficially Owned After this Offering (Full Exercise)
	Before this Offering	Common Stock	Common Stock
Name of Beneficial Owner	Number %	Number %	Number %
Lorie Buckingham
Brendan McGovern
Janice Case
Directors and Executive Officers as a Group (16 persons)

(1)	Represents common stock to be owned directly by The Regents of the University of California. The address of The Regents of the University of California is 1111 Franklin St., Oakland, CA 94607.
(2)

Represents common stock to be owned directly by Goldman Sachs RP Holdings LLC. Goldman Sachs RP Holdings LLC is managed by GSAM Holdings LLC, its managing member. GSAM Holdings LLC is managed by Goldman Sachs Group Inc., its sole member. Goldman Sachs Group Inc. is managed by a thirteen person Board of Directors, a majority of which are required to approve corporate actions as more fully described in its amended and restated certificate of incorporation and bylaws. Accordingly, each of GSAM Holdings LLC and Goldman Sachs Group Inc. may be deemed to have beneficial ownership of the shares owned by Goldman Sachs RP Holdings LLC. Each of GSAM Holdings LLC and Goldman Sachs Group Inc. disclaims such beneficial ownership to the extent it exceeds their pecuniary interests therein. The address for the foregoing persons is 200 West Street, 3rd Floor, New York, NY 10282.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, $0.01 par value per share, of which                  shares will be issued and outstanding and 500,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of our capital stock and amended and restated certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of our capital stock reflect the completion of the Corporate Reorganization that will occur prior to the closing of the offering.

Common Stock

Voting Rights.    Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.    Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights.    Upon the liquidation, dissolution, distribution of assets or other winding up of MN8 Energy, the holders of common stock are entitled to receive ratably the assets of MN8 Energy available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of its outstanding shares of preferred stock.

Other Matters.    The shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Lock-Up Provisions.    Substantially all of the shares of common stock held by the Existing Owners will be subject to a lock-up in the amended and restated certificate of incorporation until the expiration of the lock-up agreements entered into by us in connection with this offering. Following the expiration of such lock-up agreements, the Existing Owners, subject to compliance with the Securities Act or exceptions therefrom, will be able to freely trade their common stock.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 500,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will initially be classified and will transition to an annually elected board as of the third annual meeting following the completion of this offering. Our board of directors will initially be divided into three classes of directors, with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. At the third annual meeting of stockholders following the completion of this offering, all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholder. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. See “Management—Board of Directors” for information regarding class membership.

Removal of Directors and Vacancies

Our amended and restated certificate of incorporation will provide that directors may be removed at any time either with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of stock, and, until our board of directors is declassified, directors may be removed only for cause by the affirmative vote of the holders of at least 66.66% of the voting power of all shares of capital stock then entitled to vote on the election of directors, voting together as a single class. Furthermore, any vacancy on our board of directors however occurring, including a vacancy resulting from an increase in the size of our board of directors may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and bylaws will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation and bylaws will provide that special meetings of the stockholders may be called only by or at the direction of our board of directors or by the Chairperson of our board of directors. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our bylaws will contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with the advance notice requirements. Our bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim for a breach of a fiduciary duty owed by any of our current or former directors, officers, employees, agents and stockholders to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws;

•	any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or

•

any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by applicable law, the federal district courts of the U.S. are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will renounce, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our directors or their respective affiliates, other than those directors or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for themselves or himself or their or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitation of Liability and Indemnification Matters

Our bylaws will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our bylaws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “MNX”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of common stock. Of these shares, all of the                  shares of common stock (or                  shares of common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by the Existing Owners will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•

                 shares will be eligible for sale upon the expiration of the lock-up agreements and the lock-up contained in our amended and restated certificate of incorporation, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-Up Agreements

We, all of our directors and officers, GSAM and all of the Existing Owners have agreed not to sell any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Each of the Existing Owners will be subject to a lock-up under our amended and restated certificate of incorporation equal to the length of the Company’s 180-day lock-up agreed with the underwriters. Additionally, the Company, all of our directors and officers, GSAM and UC Regents have agreed with the underwriters to a lock-up. See “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register                  shares of common stock issuable under our Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined herein) that holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the U.S.; and

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY

POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult with their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Sale or Other Taxable Disposition of Common Stock.” Subject to the withholding requirements under Foreign Account Tax Compliance Act (“FATCA”) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a United States real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period for the common stock and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the U.S.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes. However, because there is limited direct authority regarding the applicable definition of U.S. real property for purposes of these rules and because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our non-U.S. real property and other business assets, which relative fair market values will change over time, there can be no assurance that we are not a USRPHC now or that we will not become one in the future. In the event that we are or become a USRPHC, as long as our common stock is or continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock, including regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the U.S. by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the U.S. by such a broker if it has certain relationships within the U.S.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder, or FATCA, impose a 30% withholding tax on any dividends on our common stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of shares of our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S.

government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by (1) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (2) plans, individual retirement accounts, “Keogh” plans and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”) and (3) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement by reason of a plan’s investment in such entity (including but not limited to an insurance company general account) (each of (1), (2) and (3), a “Plan”), and (4) any entity that otherwise constitutes a “benefit plan investor” within the meaning of the regulations promulgated under ERISA by the U.S. Department of Labor (the “DOL”), as modified by Section 3(42) of ERISA, known as the DOL Plan Asset Regulations.

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice. All investors are urged to consult their own legal advisors before investing in assets of a Plan in shares of common stock and to make their own independent decision.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•

whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see the discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (1) only shares of common stock or (2) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and may result in the disqualification of an individual retirement account. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

In this regard, the DOL has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction sections of Section 406 of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied or that any such exemptions will be available with respect to investments in interests in our company.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The DOL Plan Asset Regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)    the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions. It is anticipated that our common stock will be widely held within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard. The DOL Plan Asset Regulations provide that whether a security is freely transferable is a factual question to be determined on the basis of all the relevant facts and circumstances;

(b)    the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)    there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity. Following this offering, it is possible that benefit plan investors will hold and will continue to hold less than 25% of the value of any class of equity interests of our company and any other class of equity of our company, disregarding, for purposes of such determination, any interests held by any controlling person other than benefit plan investors and, as such, that our company may rely on the insignificant participation test; however, our company cannot be certain or make any assurance that this will be the case.

If assets of our company were deemed to constitute “plan assets” pursuant to the DOL Plan Asset Regulations the operation and administration of our company would become subject to the requirements of ERISA, including the fiduciary duty rules and the “prohibited transaction” prohibitions of ERISA, as well as the “prohibited transaction” prohibitions contained in the Code. If our company becomes subject to these regulations, unless appropriate administrative exemptions are available (and there can be no assurance that they would be), our company could, among other things, be restricted from acquiring otherwise desirable investments and from entering into otherwise favorable transactions, and certain transactions entered into by our company in the ordinary course of business could constitute non-exempt prohibited transactions and/or breaches of applicable fiduciary duties under ERISA and/or the Code, which could, in turn, result in potentially substantial excise taxes and other penalties and liabilities under ERISA and the Code.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

Any purchaser or subsequent transferee, including, without limitation, any fiduciary purchasing on behalf of a Plan, a benefit plan investor, or a governmental, church or non-U.S. plan which is subject to Similar Laws will be deemed to have represented, in its corporate and fiduciary capacity, that if the purchaser or subsequent transferee is a benefit plan investor, such purchaser or subsequent transferee will be deemed to have represented and warranted that none of our company or the underwriters or any of their respective affiliates, has acted as the Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to acquire and hold our common stock, and shall not at any time be relied upon as the ERISA Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC
HSBC Securities (USA) Inc.
Wells Fargo Securities, LLC
Jefferies LLC
Nomura Securities International, Inc.
WR Securities, LLC
Cowen and Company, LLC
KeyBanc Capital Markets Inc.
SG Americas Securities, LLC
Drexel Hamilton, LLC
Siebert Williams Shank & Co., LLC

Total

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares of common stock covered by the option described below unless and until this option is exercised. The underwriters have an option to buy up to an additional              shares of common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares of common stock from us.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. The underwriters may offer and sell the shares of common stock through certain of their affiliates or other registered broker-dealers or selling agents. After the initial offering of the shares of common stock, the representative may change the offering price and the other selling terms. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and our officers, directors, and holders of substantially all of our common stock (other than the shares of common stock being issued in this offering) have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of Goldman Sachs & Co. LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated among us and our representative. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be the our historical performance, estimates of our business potential and earnings, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the NYSE under the symbol “MNX”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares of common stock to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, payable by us will be approximately $                . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $                .

On May 18, 2022, we entered into the Internalization Agreement with OpCo, MN8 Energy, GSAM and the Special Interest Member, related to the Internalization Transaction, which closed on August 4, 2022. In connection with the Internalization Transaction and Corporate Reorganizations, certain affiliates and associated persons of Goldman Sachs & Co. LLC, an underwriter in this offering, will receive Special Interest Shares. The Special Interest Shares are to be calculated based on the implied equity value of the Company based on the initial public offering price and before giving effect to the proceeds from this offering, and will be distributed according to the “waterfall” distribution provisions of the OpCo LLC Agreement (as defined herein). See “Prospectus Summary—Recent Developments—Internalization Transaction and Corporate Reorganization,” “Internalization Transaction and Corporate Reorganization” and “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

                     of the Special Interest Shares received by certain affiliates and associated persons of Goldman Sachs & Co. LLC, an underwriter in this offering, will be deemed underwriting compensation in connection with this offering. While the underwriting compensation value of such shares will be zero, such shares will be subject to lock-up restrictions as required by FINRA Rule 5110(e)(1) and may not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the such shares for a period of 180 days beginning on the date of commencement of sales of the public equity offering, except as provided in Rule 5110(e)(2) of the Financial Industry Regulatory Authority, Inc.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, Goldman Sachs & Co. LLC is an underwriter and certain of its affiliates will own in excess of    % of our issued and outstanding common stock after this offering. Additionally, Goldman Sachs Asset Management, L.P., an affiliate of Goldman Sachs & Co. LLC was party to the Management Services Agreement until its termination in connection with the Internalization Transaction, as described further in “Certain Relationships and Related Party Transactions—Management Services Agreement.” In addition, BofA Securities, Inc. acted as a financial advisor to MN8 Energy LLC in connection with the Internalization Transaction. Certain of the underwriters and/or their affiliates, were agents or lenders under our Subscription Facility and are lenders under our New Revolving Credit Facility, and therefore, may receive a portion of the net proceeds from this offering to the extent any such proceeds are used to manage the Company’s liquidity and repay amounts outstanding thereunder. See “Use of Proceeds.”

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

Conflicts of Interest

Affiliates of BofA Securities, Inc., J.P. Morgan Securities LLC, HSBC Securities (USA) Inc., Wells Fargo Securities, LLC and SG Americas Securities, LLC are lenders under our New Revolving Credit Facility. As described in “Use of Proceeds,” net proceeds from this offering will be used to repay outstanding borrowings under our New Revolving Credit Facility and affiliates of BofA Securities, Inc., J.P. Morgan Securities LLC, HSBC Securities (USA) Inc., Wells Fargo Securities, LLC and SG Americas Securities, LLC will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the New Revolving Credit Facility. Therefore, such underwriters are deemed to have a conflict of interest within the meaning of FINRA Rule 5121. In addition, certain of our directors and officers were formerly employed by affiliates of Goldman Sachs & Co LLC prior to the Internalization Transaction. Because Goldman Sachs & Co LLC is an Underwriter in this offering, Goldman Sachs & Co LLC is deemed to have a “conflict of interest” under Rule 5121 of FINRA. Accordingly, this offering is being conducted in compliance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Jefferies LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Jefferies LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Jefferies LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Pursuant to Rule 5121, Goldman Sachs & Co LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, HSBC Securities (USA) Inc., Wells Fargo Securities, LLC and SG Americas Securities, LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” for additional information.

Reserved Share Program

At our request, an affiliate of BofA Securities, Inc., a participating Underwriter, has reserved for sale, at the initial public offering price, up to 5.0% of the shares (the “Reserved Shares”) offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase Reserved Shares it will reduce the number of shares available for sale to the general public. Any Reserved Shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Participants in this reserved share program will not be subject to lockup or market standoff restrictions with the underwriters or with us with respect to any Reserved Shares purchased through the reserved share program, unless such participants are our directors or officers.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any shares at any time under the following exemptions under the EU Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

Each person in an EEA State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the EU Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the EU Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in an EEA State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In relation to the United Kingdom an offer of securities described in this prospectus may not be made to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in the United Kingdom, except that an offer of securities described in this prospectus may be made to the public in the United Kingdom at any time:

•

to any legal entity which is a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”) (the “UK Prospectus Regulation”);

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the UK Prospectus Regulation); or

•	in any other circumstances falling within section 86 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”),

provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to section 85 of the FSMA. For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is confidential and is being supplied to the reader solely for its information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the securities may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors,” as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are “permitted clients,” as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a “relevant person” (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an “accredited investor” (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the “securities” (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an “accredited investor” (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares or common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Mexico

The shares of common stock have not been registered with the National Securities Registry (Registro Nacional de Valores) or reviewed or authorized by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico or listed in any Mexican securities exchange. Any Mexican investor who acquires shares of common stock does so at his or her own risk. The shares of common stock will be initially placed with less than 100 persons in Mexico. Once placed, the shares of common stock can be resold exclusively to persons that qualify as qualified investors or institutional investors pursuant to applicable provisions of Mexican law.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The financial statement of MN8 Energy, Inc. as of March 31, 2023 and December 31, 2022 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of MN8 Energy, LLC and subsidiaries as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to our common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the registration statement including its exhibits and schedules filed therewith. Statements contained in this prospectus relating to any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements, and other information. The address of that website is www.sec.gov. Information contained on any website we refer to in this prospectus is not part of this prospectus or any report filed with or furnished to the SEC.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.mn8energy.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements (“pro forma financial statements”) present the combination of the historical consolidated financial statements of MN8 Energy LLC adjusted to give effect, as applicable, to (i) the Internalization Transaction and (ii) this offering, the Corporate Reorganization and related transactions (the “2023 Transactions” and, collectively with the Internalization Transaction, the “Transactions”). The unaudited pro forma consolidated balance sheet (“pro forma balance sheet”) presents the historical consolidated balance sheet of MN8 Energy LLC after giving effect to the 2023 Transactions as if they had been consummated on June 30, 2023. The unaudited pro forma consolidated statement of operations (“pro forma statement of operations”) presents the historical consolidated statement of operations of MN8 Energy LLC for the year ended December 31, 2022 and for the six months ended June 30, 2023, after giving effect to the Transactions as if they had been consummated on January 1, 2022, the beginning of the earliest period presented.

The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the pro forma financial statements presented below. Assumptions and estimates underlying the adjustments to the unaudited pro forma consolidated financial statements are described in the accompanying notes. The transaction accounting adjustments are based on available information and certain assumptions that management believes are reasonable and supportable. Actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Transactions occurred on the dates indicated. Further, the unaudited pro forma consolidated financial statements do not purport to project the future operating results or financial position of MN8 Energy following the Transactions. In our opinion, all adjustments are based on available information and assumptions that we believe are reasonable and necessary to present fairly the pro forma information.

The pro forma adjustments in the Reorganization and Offering Adjustments columns principally give effect to:

•	the Corporate Reorganization as described in “Internalization Transaction and Corporate Reorganization;”

•

the issuance and sale of              shares of common stock in this offering in exchange for net proceeds of approximately             $ , after deducting underwriting discounts and commissions but before offering expenses; and

•	the payment of fees and expenses related to this offering.

A pro forma adjustment has been made to reflect the incremental costs expected to be incurred as an independent, separate public company. These pro forma adjustments are referred to as “Autonomous Entity Adjustments” in these unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue or other factors that may result as a consequence of the Transactions and, accordingly, do not attempt to predict or suggest future results.

The pro forma financial statements should be read in conjunction with (i) the accompanying notes to the pro forma financial statements and (ii) the historical consolidated financial statements of MN8 Energy LLC and the notes related thereto included elsewhere in this prospectus, as well as the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

MN8 ENERGY, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2023

(in thousands)

		Transaction		Transaction
	Historical	Accounting		Accounting
	MN8	Adjustments:		Adjustments:		Pro Forma
	Energy LLC	Reorganization		Offering		MN8 Energy, Inc.
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$117,199				(f)	$117,199

Restricted cash	95,094					95,094
Accounts receivable	70,689					70,689
Accounts receivable—related parties	3,359					3,359
Insurance receivable	31,921					31,921
Prepayments and other assets, net	32,004				(g)	32,004

Total current assets	350,266	—		—		350,266
Property, plant and equipment, net	3,502,003					3,502,003
OTHER ASSETS:
Right of use assets, net—operating	124,014					124,014
Right of use assets, net—finance	324,602					324,602
Intangible assets, net	797,061					797,061
Equity investments	59,287					59,287
Goodwill	15,571					15,571
Derivative assets	22,577					22,577
Other non-current assets	15,920					15,920

Total assets	$5,211,301	$—		$—		$5,211,301

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$83,733				(g)	$83,733
Lease obligations—operating, current portion	9,464					9,464
Lease obligations—finance, current portion	12,339					12,339
Tax equity sale leaseback, current portion	35,709					35,709
Long-term debt, current portion	91,445					91,445

Total current liabilities	232,690	—		—		232,690
OTHER LIABILITIES:
Lease obligations—operating, net of current portion	118,065					118,065
Lease obligations—finance, net of current portion	343,950					343,950
Tax equity sale leaseback, net of current portion	356,053					356,053
Long-term debt, current portion	2,128,811					2,128,811
Asset retirement obligations and other non-current liabilities	113,977					113,977
Deferred tax liabilities, net	73,402					73,402

Total liabilities	3,366,948	—		—		3,366,948
COMMITMENTS AND CONTINGENCIES
REDEEMABLE NON-CONTROLLING INTERESTS	56,315					56,315
EQUITY:
Members’ equity	1,593,658		(e)	—		1,593,658
Common stock	—		(e)		(f)	—
					(h)

Additional paid-in-capital	—		(e)		(f)	—
					(g)
					(h)

Accumulated other comprehensive income	612					612
Retained earnings	—			—		—
Non-controlling interests	193,768					193,768

Total equity	1,788,038	—		—		1,788,038

Total liabilities, redeemable non-controlling interests and members’ equity	$5,211,301	$—		$—		$5,211,301

MN8 ENERGY, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2022

(in thousands)

		Autonomous
		Entity			Transaction	Transaction
	Historical	Adjustments:			Accounting	Accounting
	MN8	Internalization			Adjustments:	Adjustments:			Pro Forma
	Energy LLC	Transaction			Reorganization	Offering			MN8 Energy, Inc.
Operating revenues:
Operating revenues	$360,845	$—			$—	$—			$360,845
Contract amortization	(49,799)	—			—	—			(49,799)

Total operating revenues, net	311,046	—			—	—			311,046

Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion	57,426	—			—	—			57,426
Depreciation, amortization and accretion	110,749	—			—	—			110,749
Acquisition and development costs	11,042								11,042
Internalization costs	14,832								14,832
General and administrative	49,401	3,210	(b	)		—	(h	)	65,715
		13,104	(c	)
Related party management and administration fee	11,812	(11,812)	(a	)		—			—

Total operating costs and expenses	255,262	4,502			—	—			259,764

Operating income (loss)	55,784	(4,502)			—	—			51,282

Other income (expenses):
Interest expense, net	(95,770)	—			—	—			(95,770)
Other income (expense), net	5,815	—			—	—			5,815
Gain on sale-leaseback buyouts and terminated obligations	8,519								8,519

Total other expenses	(81,436)	—			—	—			(81,436)

Net income before income taxes	(25,652)	(4,502)			—	—			(30,154)
Income tax expense	(19,311)	1,220	(d	)	—	—			(18,091)

Net income (loss)	(44,963)	(3,282)			—	—			(48,245)

Net loss attributable to non-controlling interests and redeemable non-controlling interests	(133,827)	—			—	—			(133,827)

Net income (loss) attributable to stockholders	$88,864	$(3,282)			$—	$—			$85,582

Basic and Diluted Earnings per Common Share									$—	(i	)
Weighted average common shares outstanding:
Basic and Diluted									—	(i	)

MN8 ENERGY, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Six Months Ended June 30, 2023

(in thousands)

	Historical MN8 Energy LLC	Transaction Accounting Adjustments: Reorganization	Transaction Accounting Adjustments: Offering		Pro Forma MN8 Energy, Inc.
Operating revenues:
Operating revenues	$192,709	$—	$—		$192,709
Contract amortization	(26,454)	—	—		(26,454)

Total operating revenues, net	166,255	—	—		166,255
Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion	41,042	—	—		41,042
Depreciation, amortization and accretion	62,026	—	—		62,026
Acquisition and development costs	8,765				8,765
Internalization costs	5,378				5,378
General and administrative	31,953		—	(h)	31,953

Total operating costs and expenses	149,164	—	—		149,164
Operating income (loss)	17,091	—	—		17,091

Other income (expenses):
Interest expense, net	(57,553)	—	—		(57,553)
Other income (expense), net	3,646	—	—		3,646
Loss in equity investments, net	(2,954)				(2,954)
Loss on sale-leaseback buyouts	(684)				(684)

Total other expenses	(57,545)	—	—		(57,545)

Net income before income taxes	(40,454)	—	—		(40,454)

Income tax benefit	15,857	—	—		15,857

Net income (loss)	(24,597)	—	—		(24,597)

Net income attributable to non-controlling interests and redeemable non-controlling interests	25,855	—	—		25,855

Net income (loss) attributable to stockholders	$ (50,452)	$—	$—		$(50,452)

Basic and Diluted Earnings per Common Share					$— (i)
Weighted average common shares outstanding:
Basic and Diluted					— (i)

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The pro forma consolidated financial information has been derived from the historical consolidated financial statements of MN8 Energy LLC.

On May 18, 2022, we entered into an agreement with MN8 Energy Operating Company LLC (f/k/a Goldman Sachs Renewable Power Operating Company LLC) (“OpCo”), MN8 Energy, Inc. (“MN8 Energy”), Goldman Sachs Asset Management, L.P. (“GSAM”) and GSAM Holdings II (the “Special Interest Member”) to engage in an internalization transaction (“Internalization Transaction”), which we closed on August 4, 2022. Pursuant to the Internalization Transaction, among other things:

•	the Management Services Agreement was terminated and GSAM is no longer entitled to management fees or administrative fees from us;

•	we agreed to directly or indirectly employ the approximately 100 professionals previously employed by GSAM that were dedicated to our business under the Management Services Agreement;

•

we entered into a transition services agreement with MN8 Energy, OpCo and GSAM that provides for the provision of certain administrative services by GSAM to MN8 Energy, OpCo and us for a specified period of time following the closing of the Internalization Transaction;

•	the OpCo Incentive Allocation was terminated;

•

OpCo and its subsidiaries made an aggregate payment of $30 million (less $3.0 million in cash signing bonuses to be paid to former GSAM employees) to the Special Interest Member and affiliates thereof, and $4 million of such payment was credited against, and reduced, the purchase price payable to GSAM Holdings LLC (“GSAM Holdings”) pursuant to the QBI Solutions Share Purchase Agreement; and

•

the parties agreed that, in connection with the Corporate Reorganization, the Special Interest will be exchanged (the “Special Interest Exchange”) by the Special Interest Member for a number of shares of common stock of MN8 Energy (the “Special Interest Shares”) calculated in the manner further described in “Internalization Transaction and Corporate Reorganization,” which calculation is derived from an implied equity value for our company before giving effect to this offering based on the initial public offering price per share set forth on the cover of this prospectus and takes into account prior distributions, including the cash payment to the Special Interest Member described above; using an assumed initial public offering price for our common stock of $         per share (the midpoint of the price range set forth on the cover of this prospectus), we would issue                 Special Interest Shares.

Prior to this offering, MergerCo, a wholly owned subsidiary of MN8 Energy, a newly incorporated Delaware corporation formed for the purpose of effecting this offering and the transactions related thereto, will merge into MN8 Energy LLC, with MN8 Energy LLC surviving such merger as a wholly owned subsidiary of MN8 Energy (the “Merger”), and all outstanding limited liability company interests in MN8 Energy LLC will be exchanged for shares of common stock of MN8 Energy, with each member entitled to receive its pro rata portion of such shares of common stock based on such member’s rights to distributions from MN8 Energy LLC. In connection with the Merger and the Special Interest Exchange, an aggregate of                 shares of common stock of MN8 Energy will be issued to the existing holders of the limited liability interests of MN8 Energy LLC (the “Existing Owners”) and the Special Interest Member of which, based on the an initial public offering price of $         per common share (the midpoint of the price range on the cover of this prospectus),                 shares will be issued to the Existing Owners in the Merger and                 shares will be issued to the Special Interest Member in the Special Interest Exchange. Following the Merger and the Special Interest Exchange, MN8 Energy will issue                shares of common stock to the public in this offering in exchange for the proceeds of this offering. After giving effect to the Corporate

Reorganization, the Internalization Transaction and the offering contemplated by this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares:

•

GSAM (including through the Special Interest Member) will own                of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately    % of the voting power thereof;

•

the Existing Owners other than GSAM will own                of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately    % of the voting power thereof; and

•

investors in this offering will own                of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately                % of the voting power thereof.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs as these costs cannot reasonably be estimated.

In our opinion, the pro forma financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on currently available information. All adjustments have been made that are necessary to present fairly the pro forma financial statements; however, actual results may differ from those reflected in these statements. The pro forma financial statements do not purport to represent what the combined company’s financial position or results of operations would have been if the transaction had actually occurred on the date indicated, nor are they indicative of our future financial position or results of operations. Actual results may differ materially from the assumptions and estimates reflected in these pro forma financial statements.

Note 2. Pro Forma Adjustments

The following adjustments have been made to the accompanying pro forma financial statements:

Autonomous Entity Adjustments

The following adjustments relate to the Internalization Transaction and are made up of the following components:

(a)	Cancellation of Management Services Agreement

Reflects the elimination of historical expenses incurred as a result of the termination of the Management Services Agreement with GSAM. Under the Internalization Agreement, GSAM will no longer receive fees for management and administrative services. For the year ended December 31, 2022, GSAM earned approximately $7.3 million and $4.6 million of management and administrative fees, respectively.

(b)	Transition Services Agreement

As part of the Internalization Transaction, we entered into a Transition Services Agreement with GSAM for a specified period of time post close of the Internalization Transaction that will allow for continued support from GSAM for accounting, tax, information technology and compliance services. Adjustment represents the estimated expenses, including an estimate of expenses paid to GSAM under the Transition Services Agreement expenses, we expect to incur as an independent, separate company. As the services provided under the Transition Services Agreement are not expected to extend beyond twelve months, the adjustment made for the year ended December 31, 2022, reflect estimated costs from either third-party providers or the hiring of additional employees. The additional expenses have been estimated based on assumptions management believes are reasonable. However, actual incremental costs that will be incurred could differ materially from these estimates. For the year ended December 31, 2022, such amount was $3.2 million.

(c)

Represents remuneration costs for professionals employed by GSAM that were dedicated to our business under the Management Services Agreement for the period from January 1, 2022 through August 4, 2022. For the year ended December 31, 2022, such amount was $13.1 million and represents actual remuneration cost incurred by GSAM for said employed professionals for the period from January 1, 2022 through August 4, 2022.

Transaction Accounting Adjustments

(d)	Reflects the tax effects of the pro forma pre-tax adjustments at the applicable statutory federal and state income tax rate of 27.1%.

(e)

Reflects a reclassification of members equity of $1,593.7 million. In connection with this offering and the Corporate Reorganization, we will issue                  shares of common stock to the holders of all the then-outstanding limited liability company interests in MN8 Energy LLC in the Merger and                  shares of common stock in the Special Interest Exchange, with such issuances based upon the initial public offering price.

(f)

Reflects the issuance and sale of                  shares of common stock at an initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), net of underwriting discounts and commissions of $                million, in the aggregate, and additional estimated expenses related to this offering of approximately $                million and the use of the net proceeds therefrom as described in “Use of Proceeds.” This amount has been determined based on the assumption that the underwriters’ option to purchase additional shares of common stock is not exercised.

(g)

We have deferred certain costs associated with the offering, including certain legal, accounting and other related expenses, which have been recorded in other assets on our consolidated balance sheet. Upon completion of the offering, these deferred costs will be charged against the proceeds from the offering with a corresponding reduction to additional paid-in capital.

(h)

In connection with this offering, we intend to grant a one-time award of Restricted Stock Units to certain employees, including members of our management team (the “Founders Awards”) with respect to approximately                  shares of common stock based on the midpoint of the price range set forth on the cover of this prospectus (although we are authorized to grant up to 10% of the total issued and outstanding shares at the closing of this offering). These Founders Awards will generally vest over three years in equal installments on the first, second and third anniversaries of the grant date for the non-executive employees and in equal installments on the third, fourth and fifth anniversaries of the grant date for the executives, subject to the recipient’s continued provision of services to the Company. This adjustment reflects compensation expense associated with the Founders Awards had they occurred at the beginning of the period presented and are non-cash in nature.

(i)	Reflects pro forma net income (loss) per common share on a pro forma basis for the Corporate Reorganization and the issuance of shares of common stock in this offering as shown below:

	December 31, 2022	June 30, 2023
Pro forma net income (loss)
Pro forma net income (loss) attribute to non-controlling interest owners
Shares issued in the Corporate Reorganization and the offering
Basic and diluted net income (loss) per share

MN8 ENERGY, INC.

Balance Sheets

For the period ended March 31, 2023

And Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of MN8 Energy, Inc

Opinion on the Financial Statement—Balance Sheet

We have audited the accompanying balance sheets of MN8 Energy, Inc. (the “Company”) as of March 31, 2023 and December 31, 2022, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2023 and December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statement and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

Dallas, Texas

May 12, 2023

We have served as the Company’s auditor since 2022.

MN8 ENERGY, INC.

BALANCE SHEETS

	March 31, 2023	December 31, 2022
COMMITMENTS AND CONTINGENCIES (Note 3)
STOCKHOLDER’S EQUITY:
Common stock, par value $0.01 per share, 1,000 shares authorized, 1,000 shares issued and outstanding	$10	$10
Common stock receivable	(10)	(10)

Total stockholder’s equity	$—	$—

The accompanying notes are an integral part of this financial statement.

MN8 ENERGY, INC.

NOTES TO BALANCE SHEETS

FOR THE PERIOD AS OF MARCH 31, 2023

1.	ORGANIZATION:

New PubCo Renewable Power Inc. (the “Company”) was incorporated in Delaware on January 21, 2022. On April 8, 2022, the Company filed with the Secretary of State of the State of Delaware to amend the Certificate of Formation to change the name of the Company to MN8 Energy, Inc.

The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of MN8 Energy LLC (“MN8”) and MN8’s respective consolidated subsidiaries as a publicly traded entity. MN8 currently operates their business through MN8 Energy Operating Company LLC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, of stockholder’s equity and of cash flows, have not been presented because there have been no activities in the entity for the three months ended March 31, 2023 and for the period beginning January 21, 2022 and ending December 31, 2022.

3.	COMMITMENTS AND CONTINGENCIES:

The Company may become involved in various legal proceedings and disputes in the ordinary course of business. The Company records a liability in its financial statement for costs related to claims, settlements, and judgements where management has assessed that a loss is probable, and an amount can be reasonably estimated. The Company is not aware of any legal proceedings or disputes.

4.	COMMON STOCK

The Company is authorized to issue 1,000 shares of common stock, par value $0.01 per share, all of which have been issued and are outstanding. MN8 is the sole holder of the Company’s common stock. No consideration has been received for such issuance and is reflected as a common stock receivable and a reduction to stockholder’s equity.

5.	SUBSEQUENT EVENTS:

No events have occurred subsequent to March 31, 2023 through May 12, 2023, which is the date the financial statement was available to be issued, that would require disclosure.

MN8 ENERGY LLC AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

For the Period Ended June 30, 2023

MN8 ENERGY LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$117,199	$84,151
Restricted cash	95,094	104,280
Accounts receivable (net of allowance of $609 and $821, respectively)	70,689	34,918
Accounts receivable—related parties	3,359	—
Insurance receivable	31,921	—
Prepayments and other assets, net	32,004	31,513

Total current assets	350,266	254,862
Property, plant and equipment, net	3,502,003	3,344,243
OTHER ASSETS:
Right of use assets, net—operating	124,014	106,370
Right of use assets, net—finance	324,602	330,859
Intangible assets, net	797,061	663,527
Equity investments	59,287	112,348
Goodwill	15,571	15,284
Derivative assets	22,577	11,558
Other non-current assets, net	15,920	11,544

Total assets	$5,211,301	$4,850,595

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$83,733	$100,766
Accounts payable—related parties, net	—	3,597
Lease obligations—operating, current portion	9,464	8,394
Lease obligations—finance, current portion	12,339	12,418
Tax equity sale leaseback, current portion	35,709	46,901
Long-term debt, current portion	91,445	356,345

Total current liabilities	232,690	528,421
OTHER LIABILITIES:
Lease obligations—operating, net of current portion	118,065	98,907
Lease obligations—finance, net of current portion	343,950	342,906
Tax equity sale leaseback, net of current portion	356,053	349,778
Long-term debt, net of current portion	2,128,811	1,872,869
Asset retirement obligations and other non-current liabilities	113,977	103,981
Deferred tax liabilities, net	73,402	89,501

Total liabilities	3,366,948	3,386,363
COMMITMENTS AND CONTINGENCIES (Note 16)
REDEEMABLE NON-CONTROLLING INTERESTS	56,315	52,219
EQUITY:
Members’ equity	1,593,658	1,287,403
Accumulated other comprehensive income	612	1,147
Non-controlling interests	193,768	123,463

Total equity	1,788,038	1,412,013

Total liabilities, redeemable non-controlling interests and members’ equity	$5,211,301	$4,850,595

The accompanying notes are an integral part of these unaudited consolidated financial statements.

MN8 ENERGY LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	For the Six Months Ended June 30,
	2023	2022
OPERATING REVENUES:
Operating revenues	$192,709	$178,310
Contract amortization	(26,454)	(24,018)

Total operating revenues, net	166,255	154,292

OPERATING COSTS AND EXPENSES:
Operations and maintenance, excluding depreciation, amortization and accretion	41,042	24,694
Depreciation, amortization and accretion	62,026	53,994
Acquisition and development costs	8,765	1,219
Internalization costs	5,378	2,386
General and administrative	31,953	9,777
Related party management and administration fee	—	9,926

Total operating costs and expenses	149,164	101,996

OPERATING INCOME	17,091	52,296

OTHER EXPENSES:
Interest expense, net	(57,553)	(39,355)
Other income, net	3,646	2,501
Loss in equity investments, net	(2,954)	—
Gain (loss) on sale-leaseback buyouts	(684)	6,465

Total other expenses	(57,545)	(30,389)

NET INCOME (LOSS) BEFORE INCOME TAXES	(40,454)	21,907

INCOME TAX BENEFIT (EXPENSE)	15,857	(43,822)

NET LOSS	(24,597)	(21,915)

NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS AND REDEEMABLE NON-CONTROLLING INTERESTS	25,855	(73,084)

NET INCOME (LOSS) ATTRIBUTABLE TO MEMBERS	$(50,452)	$51,169

The accompanying notes are an integral part of these unaudited consolidated financial statements.

MN8 ENERGY LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	For the Six Months Ended
	June 30,
	2023	2022
NET LOSS	$(24,597)	$(21,915)
OTHER COMPREHENSIVE LOSS
Change in foreign currency translation	(535)	—

Total other comprehensive loss	(535)	—

COMPREHENSIVE LOSS	$(25,132)	$(21,915)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

MN8 ENERGY LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(In thousands)

	Members	Non-controlling Interests	Accumulated Other Comprehensive Income	Total
BALANCE AS OF DECEMBER 31, 2021	$1,007,575	$143,794	$—	$1,151,369
Contributions	—	118,019	—	118,019
Distributions	(41,945)	(12,683)	—	(54,628)
Net income (loss)	51,169	(78,803)	—	(27,634)

BALANCE AS OF JUNE 30, 2022	$1,016,799	$170,327	$—	$1,187,126

BALANCE AS OF DECEMBER 31, 2022	$1,287,403	$123,463	$1,147	$1,412,013
Contributions(1)	356,707	61,916	—	418,623
Distributions	—	(9,100)	—	(9,100)
Net income (loss)	(50,452)	17,489	—	(32,963)
Other comprehensive loss	—	—	(535)	(535)

BALANCE AS OF JUNE 30, 2023	$1,593,658	$193,768	$612	$1,788,038

(1)	Cash contributions received from non-controlling interests is net of approximately $2,362 of offering costs.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

MN8 ENERGY LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(24,597)	$(21,915)
Adjustments to reconcile net loss to net cash from operating activities:
Contract amortization	26,454	24,018
Depreciation, amortization and accretion	62,026	53,994
Interest expense on tax equity sale-leasebacks	18,514	18,433
Amortization of financing costs and debt discounts	1,989	3,552
Amortization of right-of-use-assets—operating	4,923	2,463
Change in derivative instruments	190	(11,189)
(Gain) loss on sale-leaseback buyouts and terminated obligations	684	(8,372)
Loss in equity investments, net	2,954	—
Other	(842)	(1,850)
Changes in deferred taxes	(16,108)	36,447
Change in working capital, net of amounts acquired:
Accounts receivable	(31,250)	(34,453)
Accounts receivable—related parties	(3,359)	—
Prepayments and other assets	1,095	2,119
Lease obligations—operating	(3,889)	(2,109)
Accrued expenses and other liabilities	(15,706)	(6,536)
Accounts payable—related parties, net	(3,597)	2,016

Net cash provided by operating activities	19,481	56,618

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property, plant and equipment	(44,881)	(48,052)
Additions to property, plant and equipment	(85,551)	(154,028)
Investment in equity investment	(3,000)	—

Net cash used in investing activities	(133,432)	(202,080)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on tax equity sale-leasebacks	(13,158)	(16,903)
Payments on long-term debt	(495,431)	(500,138)
Proceeds from issuance of long-term debt	293,702	496,767
Cash contributions from members	356,707	—
Cash contributions from non-controlling interests	26,016	118,019
Cash distributions to members	—	(40,490)
Cash distributions to tax equity investors	(13,370)	(12,683)
Payments of debt extinguishment costs and deferred financing costs	(7,038)	(5,956)
Purchase exercise on tax equity sale-leasebacks	(3,941)	(23,560)
Payments on lease obligations	(5,674)	(5,592)

Net cash provided by financing activities	137,813	9,464

NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	23,862	(135,998)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	188,431	378,302

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$212,293	$242,304

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest, net of amount capitalized	$44,485	$25,249
Income taxes paid, net	$2,641	$—

SCHEDULE OF NON-CASH ACTIVITIES:
Non-cash additions to property, plant and equipment, net included in accounts payable and accrued liabilities	$7,143	$6,098
Non-cash write-off of property, plant and equipment, net included in insurance receivable	$(31,921)	$—
Non-cash additions to right of use assets—operating and lease obligations—operating	$20,988	$—
Non-cash additions to right of use assets—finance and lease obligations—finance	$3,209	$217,527
Non-cash distribution payable to members	$—	$20,625

The accompanying notes are an integral part of these unaudited consolidated financial statements.

MN8 ENERGY LLC AND SUBSIDIARIES

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

Note 1 — Nature of Business

MN8 Energy LLC (the “Company”) is a renewable energy company with a mission to serve enterprise customers by providing the renewable energy and related services that these customers need on their journey to an electrified, decarbonized world. As of June 30, 2023, the Company’s fleet was composed of over 875 projects spread across 28 states with an aggregate capacity of approximately 2.9 gigawatts of operating and under construction solar projects and approximately 270 megawatts (“MW”) of operating and under construction battery storage projects.

In January 2023, the Company made a capital call to its members in the amount of $357,147. As of June 30, 2023, the Company had received substantially all of the proceeds, which were used to repay the Subscription Facility, fund a portion of development and construction activities on property, plant and equipment and for general corporate purposes. As of June 30, 2023, the remaining uncalled capital is $206,769.

Mercedes-Benz Joint Venture

In January 2023, the Company entered into definitive agreements with Mercedes-Benz Investment Company (“MBIC”), an affiliate of Mercedes-Benz AG, to jointly construct, own and operate high power EV charging stations and associated infrastructure (“HPC EV Stations”) in strategic locations throughout the United States and Canada through a subsidiary formed by the Company, AssetCo LLC, a Delaware limited liability company (“AssetCo”). The HPC EV Stations will be an open network available for use by Mercedes-Benz and non-Mercedes-Benz customers and will be leased to a subsidiary formed by MBIC, Mercedes-Benz HPC North America LLC, formerly known as DriveCo, LLC, a Delaware limited liability company (“MB HPC” and collectively with AssetCo, the “Mercedes-Benz Joint Venture”). The Company will own 80% of the equity interests in AssetCo and 20% of MB HPC, whereas MBIC will own 20% of AssetCo and 80% of MB HPC. The Company has committed an aggregate of approximately $557,119 to the Mercedes-Benz Joint Venture. As of June 30, 2023, the Company has funded $40,000 to AssetCo and $3,000 to MB HPC.

Basis of Presentation and Principles of Consolidation

The accompanying interim unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information.

In the opinion of management, the interim financial information reflects all adjustments of a normal recurring nature, necessary for a fair statement of the Company’s financial position as of June 30, 2023, the results of operations, comprehensive income and cash flows for the six months ended June 30, 2023 and 2022, respectively. The consolidated balance sheet as of December 31, 2022 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The accompanying interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes contained in the Company’s audited financial statements for the year ended December 31, 2022. Interim results are not necessarily indicative of results for a full year. Certain amounts in the prior period unaudited consolidated financial statements have been reclassified to conform to the presentation of the current period consolidated financial statements. These reclassifications had no effect on the previously reported net loss.

Note 2 — Summary of Significant Accounting Policies

Below are updates to significant accounting policies disclosed in the 2022 annual audited consolidated financial statements.

Use of Estimates

The preparation of the interim unaudited consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could be different from these estimates, and such differences may be material to the interim unaudited consolidated financial statements.

Cash, Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the unaudited consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited consolidated statements of cash flows:

	June 30, 2023	December 31, 2022
Cash and cash equivalents	$117,199	$84,151
Restricted cash	95,094	104,280

Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$212,293	$188,431

Insurance Receivables

Assets destroyed or damaged as a result of involuntary events are written off or reduced in carrying value to their salvage value. When recovery of all or a portion of the amount of property damage loss or other covered expenses through insurance proceeds is demonstrated to be probable, a receivable is recorded and offsets the loss or expense up to the amount of the total loss or expense. No gain is recorded until all contingencies related to the insurance claim have been resolved. See Note 4, Property, Plant and Equipment, Net.

Recent Accounting Developments

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments provide for optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. These amendments apply only to contracts that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform: Deferral of the Sunset Date of Topic 848. ASU 2022-06 amends the application date of ASU 2020-04 for all entities from December 31, 2022 to December 31, 2024. As of June 30, 2023, the Company had adopted the amendments. The adoption of ASU 2020-04, as amended, did not have a material impact on the Company’s unaudited consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its consolidated financial statements.

Note 3 — Acquisitions

Asset Acquisitions

The Company accounts for its asset acquisitions in conformity with Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”) where the fair value of the purchase consideration, including the transaction costs of the asset acquisition, is assumed to be equal to the fair value of the net assets acquired. The purchase consideration, including the transactions costs, is allocated to the individual assets and liabilities assumed based on their relative fair values. Contingent consideration, if any, is also recognized and measured at fair value as of the acquisition date. No goodwill or bargain purchase gain is recognized in an asset acquisition.

Mount Signal 2

On June 20, 2023, the Company closed the purchase and sale agreement with USF Derby, LLC, a subsidiary of US Solar Fund plc, for the acquisition of its 50% ownership interest within Mount Signal 2 (“Mount Signal 2 Acquisition”). Upon closing, the Company has 100% ownership interest within the solar asset, fully consolidates the results within the Company’s consolidated financial statements and owns the full 200 MW capacity. The company paid cash consideration of $53,031 and assumed $197,529 of debt.

The Company determined the Mount Signal 2 Acquisition was an asset acquisition. Mount Signal 2 was further determined to be a VIE, for which the Company is a primary beneficiary based on the Company’s ability to direct the commercial and operating activities as the managing member. See table below.

The aggregate purchase price of the Mount Signal 2 Acquisition as of June 20, 2023:

Total
Property, plant and equipment, net	$156,684
Intangible assets, net	159,783

Total investment in property, plant and equipment, net	316,467
Cash acquired	8,216
Accounts receivable	4,457
Right of use assets, net—operating	17,032
Derivative assets	11,209
Other assets	205
Accrued expenses and other current liabilities	(4,149)
Lease obligations—operating, net	(17,098)
Asset retirement obligations	(2,431)
Long-term debt, net of discount	(192,072)

Assets and liabilities assumed before non-controlling interest	141,836
Less: non-controlling interest	(35,900)

Fair value of Mount Signal 2	$105,936

Cash consideration paid for 50% interest	$53,031

Equity method investment allocated to Mount Signal 2	52,905

Total investment in Mount Signal 2	$105,936

Pursuant to the guidance contained in ASC 805, the Company made the following asset acquisitions during the six months ended June 30, 2022:

	Acquisition Date	Purchase Price	Size (MWdc)
Dakota	March 25, 2022	$48,052	pre-operations

The following is a summary of assets and liabilities transferred in connection with the asset acquisitions:

As of March 25, 2022
Property, plant and equipment, net	$47,341
Right of use assets, net—financing	213,632
Other non-current assets	711
Lease obligations—financing	(213,632)

Total investment	48,052

Purchase price, net of cash acquired	$48,052

Note 4 — Property, Plant and Equipment, Net

The following presents the categories within property, plant and equipment:

	June 30, 2023	December 31, 2022
Solar energy facilities	$2,991,179	$2,729,144
Storage facilities	365,584	365,295
Construction in progress	409,580	445,853
Land	45,920	42,526

Subtotal	3,812,263	3,582,818
Less: accumulated depreciation	(310,260)	(238,575)

Property, plant and equipment, net	$3,502,003	$3,344,243

The Company recorded depreciation expense related to property, plant and equipment of $71,685 and $45,448 for the six months ended June 30, 2023 and 2022, respectively.

Fire Damage

In May 2023, the Company experienced a fire at two of its solar facilities in California. Direct physical loss or damage to property from the incident was limited to the solar facilities with no bodily injuries. As of June 30, 2023, the Company recorded an insurance receivable of $31,921 related to the involuntary event in the consolidated balance sheets. This amount does not reflect potential additional recoveries of costs for the repair and replacement of property that experienced physical loss or damage or of business interruption losses resulting from this matter that may be recognized in the future when settlements of the claims are resolved.

Note 5 — Tax Equity Sale-Leasebacks

The Company has acquired entities that, prior to acquisition, have entered into solar energy facility sale-leaseback arrangements with various financial institutions. Upon acquisition, the Company retains the classification of the sale-leaseback determined by the seller. Certain of these transactions were classified as failed sale-leasebacks by the seller under the accounting guidance applicable at the time; in such circumstances, the seller recorded a tax equity sale-leaseback equal to the sales proceeds. The Company revalued these tax equity sale-leasebacks as of the date of acquisition based on their fair value. Lease payments are allocated between principal and interest using the Company-specific incremental borrowing rate or an imputed rate for the assumed exercise of the purchase option under the lease. These purchase options convey an option for the Company to purchase the underlying property at various periods in time at a fixed-price or the then current fair-market value of the asset for said solar energy facility subject to the lease. The balance of tax equity sale-leaseback as of June 30, 2023 includes $221,043, which reflects the discounted value of future lease cash payments excluding purchase options.

The following presents the Company’s associated activity within tax equity sale-leasebacks for the six months ended June 30, 2023 and the year ended December 31, 2022:

	June 30, 2023	December 31, 2022
Beginning balance	$396,679	$473,707
Other adjustments	(1,440)	—
Buy-out	(1,817)	(58,053)
Lease payments	(13,158)	(39,623)
Interest expense	11,498	20,648

Total tax equity sale-leasebacks	391,762	396,679
Current maturities	(35,709)	(46,901)

Tax equity sale-leasebacks, net of current	$356,053	$349,778

Note 6 — Fair Value of Financial Instruments and Fair Value Measurements

Assets and liabilities recorded at fair value in the unaudited consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to valuation of these assets or liabilities are set forth below. Transfers between levels are recognized at the end of each quarter. The Company did not recognize any transfers between levels during the periods presented.

Level 1 —	unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 —	inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 —	unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement.

For cash and cash equivalents, restricted cash, accounts receivable — trade, accounts payable — trade, accounts receivable — related parties, accounts payable — related parties and accrued expenses and other current liabilities, the carrying amounts approximate fair value because of the short-term maturity of those instruments and are classified as Level 1 within the fair value hierarchy.

The carrying amounts and estimated fair values of the Company’s recorded financial instruments not carried at fair market value or that do not approximate fair value are as follows:

	June 30, 2023		December 31, 2022
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$2,247,622	$2,037,043	$2,251,823	$2,012,866

The table above represents debt instruments with fixed and variable interest rates. The estimated fair value of variable rate debt approximates the carrying value, due primarily to the nature of the interest rates of the underlying instruments. The amounts above exclude debt issuance costs, which reduce the long-term debt presented in the Company’s unaudited consolidated balance sheets.

The Company’s debt instruments are not publicly traded and their fair value is based on expected future cash flows discounted at market interest rates, or current interest rates for similar instruments with equivalent credit quality and are classified as Level 2 within the fair value hierarchy.

Note 7 — Long-Term Debt, Net

The Company’s long-term debt consists of the following as of June 30, 2023 and December 31, 2022:

Instrument	Maturity	Interest Rate(1)	June 30, 2023	December 31, 2022
Corporate:
Subscription facility	2023	SOFR(2) + 2.00%	$—	$264,791
Credit facility	2028	SOFR(2) + 2.35%	127,000	—

Portfolio-level:
Senior secured notes	2044	3.77%	406,725	417,130
Senior secured notes 2	2046	3.10%	561,442	573,095
Senior secured notes 3	2047	3.30%	247,269	250,470
Warehouse facility	2026	SOFR(2) + 1.85%	277,521	298,130

Subtotal portfolio-level debt			1,492,957	1,538,825

Project-level:
NES term loans	2027 to 2041	Fixed 4.43% to 4.83%	71,492	73,425
		DSS(5) + 1.65% to 1.78%	229,947	36,992
State term loans	2024 to 2038	Fixed 4.40% to 6.10%	134,216	136,110
		SOFR(3)(4) + 2.65% to 3.55%	74,754	81,175
Charles term loans	2023 to 2036	Fixed 5.15%	49,497	50,823
		SOFR(2) + 2.15%	432	522
Chambers term loans	2028 to 2036	SOFR(2) + 2.03% to 2.70%	67,327	69,160

Subtotal project-level debt			627,665	448,207

Total long-term debt			2,247,622	2,251,823

Current maturities			(91,445)	(356,345)
Unamortized debt premiums, net			(8,316)	(2,670)
Deferred financing costs, net			(19,050)	(19,939)

Long-term debt, net			$2,128,811	$1,872,869

(1)	Reflects interest rate in effect as of June 30, 2023.
(2)	The 30-day SOFR rate was 5.14% and 4.36% as of June 30, 2023 and December 31, 2022, respectively.

(3)	The 90-day SOFR rate was 5.27% as of June 30, 2023.
(4)	The 6-month SOFR rate was 5.39% as of June 30, 2023.
(5)	The Daily Simple SOFR (DSS) rate was 5.09% as of June 30, 2023.

The Company was in compliance with the covenants required by each debt agreement as of June 30, 2023.

Subscription Facility

In February 2023, the Company replaced, fully repaid and closed the Subscription Facility. As of December 31, 2022, letters of credit of $23,396 were issued under the Subscription Facility.

Credit Facility

On February 3, 2023, the Company entered into a revolving credit agreement with JPMorgan Chase Bank, N.A., certain lenders party thereto and certain issuing banks party thereto (“Credit Agreement”). Commitments from the Credit Agreement are made up of revolving loans, swingline loans and letters of credit (“Credit Facility”) and replaced the Company’s existing Subscription Facility. The size of the Credit Facility is $450,000, subject to an availability block of $50,000 that shall be removed upon the Company receiving at least $400,000 of cash equity contributions (including the approximately $357,000 received from the January 2023 capital call). The Credit Facility is secured by a first priority perfected security interest in and lien on existing and future personal property of the Company and certain subsidiaries party to the Credit Agreement, including equity interests. Prior to the consummation of an initial public offering by the Company, the interest rate of the Credit Facility for ABR Loans will be the Alternate Base Rate plus the Applicable Rate, ranging from 1.00% to 1.25% (as each such capitalized term is defined in the Credit Agreement) or for Term Benchmark Loans, will be the Adjusted Term SOFR Rate plus the Applicable Rate, ranging from 2.00% to 2.25% (as each such capitalized term is defined in the Credit Agreement) or for RFR Loans, will be Adjusted Daily Simple SOFR plus the Applicable Rate, ranging from 2.00% to 2.25% (as each such capitalized term is defined in the Credit Agreement). Upon the consummation of an initial public offering by the Company, the interest rate of the Credit Facility for ABR Loans will be the Alternate Base Rate plus the Applicable Rate, ranging from 0.50% to 0.75% or for Term Benchmark Loans, will be the Adjusted Term SOFR Rate plus the Applicable Rate, ranging from 1.50% to 1.75% or for RFR Loans, will be Adjusted Daily Simple SOFR plus the Applicable Rate, ranging from 1.50% to 1.75%. The Company incurs a commitment fee at an annual rate ranging from 0.25% to 0.50% based on the unused portion of the Credit Facility. The Credit Facility’s maturity date is February 3, 2028. Under the terms of the Credit Agreement, the Company is subject to various covenants.

As of June 30, 2023, the unused portion of the Credit Facility was $273,000. As of June 30, 2023 and December 31, 2022, letters of credit of $22,062 and $ –, respectively, were issued under the Credit Facility.

Warehouse Facility

As of June 30, 2023 and December 31, 2022, the unused portion of the Warehouse Facility was approximately $222,479 and $189,176, respectively. As of June 30, 2023 and December 31, 2022, letters of credit of $12,761 and $12,695, respectively, were issued under the Warehouse Facility.

Project-Level Debt

As of June 30, 2023 and December 31, 2022, the Company had a revolving commitment of approximately $44,461 and $50,293, respectively, with no outstanding balances for either period. As of

June 30, 2023 and December 31, 2022, letters of credit of $299,569 and $302,844, respectively, were issued under various letter of credit agreements. The Company incurs commitment fees at annual rates between 0.50% to 1.875% based on the value of the issued standby letters of credit. For the unused portion of standby letters of credit, the Company incurs commitment fees at annual rates between 0.15% to 0.75%.

Note 8 — Lease Obligations

The Company has land leases for certain of the sites upon which the solar energy and storage facilities are located, as well as leases for certain of the solar energy facilities. The Company’s leases have remaining terms that range from less than a year to approximately 40 years, including extension options management expects to exercise. Additionally, the Company’s solar energy facility leases may convey options for the Company to purchase the underlying property at various periods in time at a fixed-price or the then current fair-market value of the asset.

The total costs associated with the Company’s leasing activities are as follows:

	For the Six Months Ended June 30,
	2023	2022
Finance lease costs:
Amortization of right of use assets	$7,085	$6,638
Interest on lease obligations	7,016	5,951
Operating lease costs:	4,923	2,463
Variable lease costs:	—	275

Total lease costs	$19,024	$15,327

The Company has also entered into certain lease agreements, under which payments are made based on the variable production of certain solar energy systems. The payments from such arrangements are not included in the table above as they are a function of the power that will be generated by the related solar energy facilities in the future.

The Company’s operating and finance right-of-use assets activities are presented below for the following periods:

Operating leases:	June 30, 2023	December 31, 2022
Beginning balance	$106,370	$58,037
Additions	20,892	51,011
Other adjustments	(862)	733
Amortization	(2,386)	(3,411)

Ending balance	$124,014	$106,370

Finance leases:	June 30, 2023	December 31, 2022
Beginning balance	$330,859	$155,506
Additions	3,007	189,852
Other adjustments	(2,179)	(959)
Amortization	(7,085)	(13,540)

Ending balance	$324,602	$330,859

The Company’s operating and finance lease obligations activities are presented below for the following periods:

Operating leases:	June 30, 2023	December 31, 2022
Beginning balance	$107,301	$59,084
Additions	20,988	51,011
Other adjustments	592	(878)
Interest accretion	2,537	3,169
Lease payments	(3,889)	(5,085)

Ending balance	$127,529	$107,301

Finance leases:	June 30, 2023	December 31, 2022
Beginning balance	$355,324	$163,897
Additions	3,209	189,852
Other adjustments	(3,586)	(312)
Interest accretion	7,016	12,527
Lease payments	(5,674)	(10,640)

Ending balance	$356,289	$355,324

For the following periods, the weighted-average remaining term and discount rate associated with the Company’s leases were as follows:

	June 30, 2023	December 31, 2022
Weighted-average remaining lease term—finance leases (years)	30.36	29.92
Weighted-average remaining lease term—operating leases (years)	22.55	22.53
Weighted-average discount rate—finance leases	4.06%	4.06%
Weighted-average discount rate—operating leases	4.72%	4.58%

Commitments

Future minimum rent payments under non-cancelable lease obligations with initial terms in excess of one year as of June 30, 2023, are as follows:

	Finance Leases	Operating Leases
Remaining 2023	$6,139	$4,942
2024	12,482	9,386
2025	13,351	9,660
2026	21,377	9,936
2027	22,034	10,169
Thereafter	604,272	186,517

Total	679,655	230,610
Unrecognized interest	(323,366)	(103,081)

Lease obligations	$356,289	$127,529

Note 9 — Interest Rate Derivative Instruments

The Company has entered into interest rate swap agreements in order to mitigate its exposure to fluctuations in interest rates associated with its variable rate debt. Under the terms of the interest rate swaps, the Company receives Secured Overnight Financing Rate (“SOFR”) or London Interbank Offered Rate (“LIBOR”) based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of its debt hedged. The Company has elected not to designate its interest rate swap agreements as cash flow hedges. Therefore, changes in the fair value of the interest rate swaps are recorded as fair value adjustment of interest rate derivative instruments in the accompanying unaudited consolidated statements of operations.

The valuations of the interest rate swaps are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The cash receipts are based on an expectation of future interest rates using a forward curve that is derived from observable market interest rate curves.

By using derivative financial instruments to mitigate exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features. Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The valuation analysis has incorporated credit valuation adjustments to appropriately reflect nonperformance risk in the fair value measurements. For derivatives in an asset position, management has evaluated the counterparty’s nonperformance risk based on the counterparty type of institution and historical performance. If a risk is identified, further analysis is performed using the counterparty credit rating information available. For derivatives in a liability position, management has evaluated the Company’s nonperformance risk based on operating performance, current liquid assets, and access to additional financing sources. The Company has concluded that the nonperformance risk is insignificant and no adjustment to the value was necessary for this input. If nonperformance risk was identified, the Company would adjust the fair value of the derivative contract for the effect of nonperformance risk, considering the impact of netting and any applicable credit enhancements. Therefore, all inputs used to value the derivatives fall within Level 2 of the fair value hierarchy and the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The Company offsets assets and liabilities associated with its positions in derivative instruments to the extent that the counterparty agreements permit them to be net settled. All of the Company’s interest rate swap contracts permit net settlement, which allows the Company to mitigate credit risk associated with the interest rate swaps. No such offsetting balances existed for the periods presented.

The Company has recorded the fair value of the interest rate swaps using level 2 measurements, as defined in the fair value hierarchy.

The fair value of the Company’s interest rate derivative instruments and the effects of these derivative instruments are represented in the unaudited consolidated balance sheets and were as follows.

Instrument	Notional Amount	Fixed Rate	June 30, 2023	December 31, 2022
Interest rate derivative instruments	$366,937	1.72% - 3.02%	$22,577	$11,558

Derivative fair value adjustments recognized in the unaudited consolidated statements of operations were as follows:

	For the Six Months Ended June 30,
	2023	2022
Interest (expense) income, net	$1,698	$11,189

Note 10 — Redeemable Non-Controlling Interests

The reconciliation of changes in third-party redeemable equity securities of subsidiaries for the following periods are presented below :

	June 30, 2023	December 31, 2022
Beginning balance	$52,219	$28,393
Fair value of non-controlling interests acquired	—	18,597
Distributions to holders of redeemable non-controlling interests	(4,270)	(2,019)
Net income attributable to redeemable non-controlling interests	8,366	7,248

Ending balance	$56,315	$52,219

Note 11 — Operating Revenues, Net

The amount of revenue the Company earns under its electricity sales contracts is variable, since it is dependent on the amount of electricity generated at each of the related project sites. Accordingly, for its electricity sales contracts (including those which also convey SRECs to the customer), the Company does not determine the total transaction price at inception, allocate the transaction price to performance obligations, or disclose the value of the remaining performance obligations. Lease revenues are included within total operating revenues, net, but do not represent revenues from contracts with customers as defined by U.S. GAAP, pursuant to ASC 606.

Electricity Sales

The Company accounts for its electricity sales contracts as executory contracts. The revenues are primarily determined by multiplying (i) the price under the electricity sales contract or market price by (ii) the amount of electricity that the Company delivers. Customers are invoiced monthly in this manner, with payments historically received within one month of the invoice date. The Company transfers control of the electricity and the customer simultaneously receives and consumes the benefits at that time. The sale of electricity over the term of the agreement represents a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. Consequently, the Company recognizes revenues over time based on an output measure, as each MWh is delivered to the customers, based on invoiced amounts.

Standalone SREC sales

The Company generates revenue by delivering SRECs to customers on a standalone basis. One SREC is generated for each MWh of electricity produced, subject to any adjustments made by the certifying bodies in the jurisdictions which the Company operates. Each promise to deliver SRECs is a distinct performance obligation and SREC revenue is recognized at a point in time. The Company recognizes revenue related to standalone SRECs when generated if the Company has a signed contract from a specified site to sell those SRECs (thus making the sale price fixed and determinable). The Company views the performance obligation for the sale of SRECs as being achieved as electricity is generated by the pre-certified facility and that the certification process is an administrative function only. For SRECs with no signed contracts, the Company recognizes SREC revenues when the rights are transferred to a third party, which can be up to six months after generation.

Bundled Electricity and SREC sales

In certain circumstances, the Company sells both electricity and SRECs pursuant to the same contract. Revenues are determined by multiplying (i) the bundled contract price by (ii) the amount of electricity delivered. Customers are invoiced monthly in this manner, with payments received within one month of the invoice date. Although the transfer of SRECs to the customers and the recognition of the related revenue happens at a point in time after the delivery of the related electricity (due to the SREC certification process), the certification process does not have a material impact to the amount of SRECs ultimately delivered to the customer. The Company has elected the practical expedient contained in ASC 606 to recognize revenue in accordance with the timing and amount of the related invoices, as the right to consideration corresponds directly to the value provided to the customer. The Company views the substance of the transaction as a combined arrangement in which the performance obligations for both the sale of electricity and SRECs are achieved simultaneously as electricity is generated and delivered to the customer, and records the related revenues in operating revenues in the unaudited consolidated statements of operations.

Lease Revenue

The Company, through acquisitions of existing contracts, is the lessor of certain solar energy facilities. The Company records revenue associated with the fixed-lease payments straight-line over the term of the lease.

Battery Storage

The Company is constructing and operating certain projects that pair Battery Energy Storage Systems (“BESS”) collocated with solar energy facilities. The BESS has the flexibility to perform energy arbitrage, ancillary services, and resource adequacy. In certain cases, the Company enters into PPAs that allow the customer to utilize the full capacity of the BESS in exchange for variable payments based on the performance of the BESS which generally represents an operating lease under ASC 842. Revenue from a BESS PPA is recognized based on the BESS capacity provided at the contractual billing rates, assuming all other revenue recognition criteria have been met. In other cases, the Company manages the BESS in the merchant market, performing the scheduling of energy arbitrage and ancillary services in exchange for payments recognized as operating revenue based on market rates and performance of the BESS.

EV Charging

Under the definitive agreements signed in connection with the Mercedes-Benz Joint Venture, the Company is able to charge operating expenses incurred by AssetCo on behalf of MB HPC for reimbursement of costs incurred. Cost reimbursement revenue is accrued for and recognized in the period which the related reimbursable costs are incurred. Under the Master Lease Agreement and Services Agreement entered into with MBIC, the Company is entitled to be reimbursed for certain costs incurred on behalf of MB HPC, with no added mark-up. These costs primarily consist of expenses related to development, construction management, asset management, overhead costs, including compensation, benefits and travel expense reimbursements. The Company records cost reimbursement revenue for costs associated with our long-term incentive plan awarded to the Company’s officers and employees equal to the fair value of the award in proportion to the requisite service period satisfied during the period.

Operating revenues from contracts with customers and other revenue for the following periods were as follows:

	For the Six Months Ended June 30,
	2023	2022
Electricity sales	$130,349	$120,964
Solar renewable energy certificate sales	39,095	42,571
Battery storage sales	12,224	9,069
EV charging	6,836	—
Other revenues	4,205	5,706

Operating revenues	192,709	178,310
Contract amortization	(26,454)	(24,018)

Total operating revenues, net	$166,255	$154,292

Future operations could be affected by changes in the creditworthiness of significant offtakers, by changes in economic or other conditions in geographic areas served, or by changes in the demand for renewable energy.

Note 12 — Income Taxes

At the end of each interim period, the Company estimates its annual effective tax rate and applies that rate to interim earnings. The Company also records the tax impact of any unusual or infrequent items, including changes in judgment about valuation allowances and the effects of changes in tax laws or rates, in the period in which they occur.

The computation of the annual estimated effective tax rate at each interim period requires estimates and significant judgment, including but not limited to the expected operating income for the year and certain permanent differences, including the income attributable to non-controlling interests. The accounting estimates used to compute the provision for income taxes may change as new events occur, additional information is obtained or as the tax environment changes.

For the six months ended June 30, 2023 and 2022, the estimated annual effective income tax rate was 39.2% and 201.5%, respectively. During 2023, the estimated annual effective income tax rate differs from the federal statutory tax rate of 21% primarily due to income attributable to non-controlling interest. For 2022, the estimated annual effective income tax rate differs from the federal statutory rate of 21% primarily due to income attributable to non-controlling interests and by the exclusion of certain loss companies where valuation allowances were recorded.

Note 13 — Variable Interest Entities

The Company consolidates VIEs in which it holds a variable interest and is the primary beneficiary. The Company has determined certain subsidiaries are VIEs and as the managing member of the respective partnerships, it is the primary beneficiary by reference to the power and benefits criterion under ASC 810, Consolidation. The Company considered responsibilities within the contractual agreements, which grant it the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Such activities include management of the solar energy and storage facilities’ operations and maintenance, budgeting, and establishing policies and procedures. In addition, the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs on the basis of income allocations and cash distributions. Lenders of partnerships determined to be VIEs generally do not have recourse to the Company. Investors of partnerships determined to be VIEs generally do not have recourse to the Company as a whole, but the Company does provide certain guarantees related to investment tax credit generation and letters of credit on behalf of the VIEs.

The following table presents a summary of the consolidated VIEs in which the Company holds variable interests in structures other than wholly-owned entities:

	June 30, 2023	December 31, 2022
Current assets	$166,769	$82,531
Property, plant and equipment, net	$1,959,864	$1,853,169
Other assets	$598,275	$408,021
Current liabilities	$71,611	$40,787
Other liabilities	$668,438	$450,715

Note 14 — Equity Investments

The Company’s equity investments, accounted for under the equity method of accounting, consist of the following for the periods presented below:

			Percentage of Ownership
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Smarkia	$3,965	$4,184	37%	37%
Mount Signal 2(1)	—	54,580	100%	50%
Boulder Solar I	53,724	53,584	49%	49%
MB HPC	1,598	—	20%	—%

Equity investments	$59,287	$112,348

(1)	In June 2023, the Company acquired the remaining 50% of Mount Signal 2, which will no longer be accounted for under the equity method of accounting. See Note 3, Acquisitions.

Basis Amortization of Equity Investments

The cost of the Company’s investment in the net assets of unconsolidated investments was higher than the fair value of the Company’s equity interest in the underlying net assets of its unconsolidated equity investments. The basis differences for the Company’s investments were primarily attributable to property, plant and equipment and PPAs. The Company amortizes the basis differences attributable to property, plant and equipment, and PPAs over their useful life and contractual life, respectively. For the six months ended June 30, 2023, the Company recorded basis difference amortization for its unconsolidated equity investments of approximately $1,069 in loss in equity investments, net on the accompanying unaudited consolidated statements of operations.

Note 15 — Related Party Transactions

The Company closed an internalization agreement in August 2022. Accordingly, management and administrative fees as well as the incentive allocation assigned to GSAM Holdings II LLC (the “Special Interest Member”) (as discussed below) terminated.

Master Lease Agreement

In connection with the Mercedes-Benz Joint Venture, a subsidiary of the Company entered into a master lease agreement (“MLA”) with MB HPC to lease the HPC EV Stations constructed in the United States. Under the terms of the MLA, MB HPC agrees to lease each HPC EV Station placed in service under terms specific to each such HPC EV Station (“Lease Supplement”), which shall include base rent and the reimbursement for all direct and indirect operating costs and expenses incurred, including any applicable taxes, without markup or margin, including a pro rata allocation of costs for any Company employees providing services on behalf of the Company. Each Lease Supplement generally will have an initial 10-year term with extension options in 12-month increments. The MLA expires on the later of (i) December 31, 2037 or (ii) the latest date on which any Lease Supplement expires. For the six months ended June 30, 2023, the Company incurred $7,260 in reimbursable expenses under the MLA. As of June 30, 2023, reimbursable expenses to be received from MB HPC were $3,359, which is included in accounts receivable – related parties on the accompanying unaudited consolidated balance sheets.

Energy Management Services Agreement

In connection with the Mercedes-Benz Joint Venture, a subsidiary of the Company entered into an energy management services agreement (“EMSA”) with MB HPC to provide certain energy management and procurement support services. Under the terms of the EMSA, the Company shall be reimbursed for all direct and indirect operating costs and expenses incurred, including any applicable taxes, without markup or margin, including a pro rata allocation of costs for any Company employees providing services in connection with the EMSA. The EMSA is set expire on the later of (i) the 10th anniversary of the date the first HPC EV Station is placed in service or (ii) one year following the expiration, including any extension terms, for the last HPC EV Station lease signed under the MLA. As of June 30, 2023, the Company had not provided any services under the EMSA.

Transition Services

In connection with an internalization agreement, the Company entered into a transition services agreement with Goldman Sachs Asset Management, L.P. (“GSAM”) to provide certain services, which may include risk management, accounting, tax, information technology and compliance, to the Company for a specified period of time. The majority of services rendered by GSAM concluded on December 31, 2022 and the Company expects a complete phase out upon the closing of an initial public offering. Pricing of transition services during the scheduled transition period was calculated to allow GSAM to recover costs of providing such services, including allocations of overhead, without markup for profit. For the six months ended June 30, 2023, GSAM earned approximately $65 for services rendered under the transition services agreement. Such amount has been included in general and administrative in the accompanying unaudited consolidated statements of operations.

Management Fee

In connection with the internalization agreement, the final management fee was calculated for the period July 1, 2022 through August 4, 2022.

For the six months ended June 30, 2022, GSAM earned management fees of approximately $6,105. As of June 30, 2023 and December 31, 2022, management fees payable to GSAM were approximately $ – and $1,146, respectively. Such amounts have been included in accounts payable – related parties, net on the accompanying unaudited consolidated balance sheets.

Administrative Fee

In connection with the internalization agreement, the final administration fee was calculated for the period July 1, 2022 through August 4, 2022.

For the six months ended June 30, 2022, GSAM earned administration fees of approximately $3,821. As of June 30, 2023 and December 31, 2022, administration fees payable to GSAM were approximately $ – and $740, respectively. Such amounts have been included in accounts payable – related parties, net on the accompanying unaudited consolidated balance sheets.

Acquisition Costs

Affiliates of Goldman Sachs & Co. LLC (“GS&Co”) regularly incurred costs on behalf of the Company, in conjunction with acquisition due diligence and other developmental activities. The Company reimburses the affiliates for such costs as invoiced. As of June 30, 2023 and December 31, 2022, the Company owed affiliates of GS&Co approximately $ – and $1,450, respectively. Such amounts have been included in accounts payable – related parties, net on the accompanying unaudited consolidated balance sheets.

Special Interest Member Incentive Allocation

In connection with the internalization agreement, the final Special Interest Member incentive allocation was calculated for the period July 1, 2022 through August 4, 2022.

As of June 30, 2023 and December 31, 2022, the Company owed the Special Interest Member approximately $ – and $261, respectively. Such amount has been included in accounts payable – related parties, net on the accompanying unaudited consolidated balance sheets. For the six months ended June 30, 2022, the Special Interest Member earned an incentive allocation of approximately $2,757.

GS&Co Employees

Certain GS&Co employees have an ownership interest in the Company. For the six months ended June 30, 2023, total contributions and distributions were approximately $17,469 and $0, respectively. For the year ended December 31, 2022, total contributions and distributions were approximately $13,762 and $(3,019), respectively.

Note 16 — Commitments and Contingencies

Litigation

The Company may become involved in various legal proceedings and disputes in the ordinary course of business. The Company maintains insurance to mitigate any risk of future loss. Such matters are subject to many uncertainties and outcomes, the financial impacts of which are not predictable with assurance and may not be known for extended periods of time. The Company records a liability in its unaudited consolidated financial statements for costs related to claims, settlements, and judgments where management has assessed that a loss is probable, and an amount can be reasonably estimated. The Company is not aware of any legal proceedings or disputes that will have a material impact on the unaudited consolidated financial statements.

Insurance

The Company maintains property insurance coverage for catastrophic losses such as hurricanes, earthquakes or floods. For such catastrophic losses, the Company may have higher deductibles or increased self-insurance risk if certain criteria are met, ultimately increasing the potential risk of loss.

Forward Contracts

The Company has entered into various forward contracts for the delivery of SRECs. Its ability to deliver such SRECs in the future could be affected by interruptions in the productivity of certain solar energy facilities or changes to legislation associated with SRECs.

Guarantees

The Company has provided guarantees associated with the production of certain solar energy facilities, associated with various offtakers. To the extent that the associated solar energy facilities become temporarily or permanently nonoperational, the Company will be liable to compensate the offtaker for the difference between the actual production and the guaranteed production amount. Generation insurance may not fully cover the liability or the consequences of any business interruptions such as natural catastrophes or equipment failures. The occurrence of a significant adverse event not adequately covered by insurance could have a material adverse effect on the Company’s business, results or operations, financial condition, and prospects.

The Company has entered into or acquired various contracts which indemnify tax-equity partners in joint-ventures for any reduction in the amount of tax credits or tax allocations that they expect to receive. Should the Company not be able to meet such expectations, it will be liable to compensate the tax-equity investors in an amount equal to the value of the benefit that was not conveyed.

MN8 ENERGY LLC AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2022, 2021 and 2020

And Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of MN8 Energy, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MN8 Energy, LLC and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income (loss), of members’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31. 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated

PricewaterhouseCoopers LLP, 2121 N. Pearl Street, Suite 2000, Dallas, Texas 75201

T: (214) 999 1400, www.pwc.com/us

financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of NES Galaxy LLC—Valuation of Solar Energy Facilities and Contract Intangible Assets Acquired

As described in Notes 2, 3 and 18 to the consolidated financial statements, the Company acquired a 100% ownership interest in NES Galaxy LLC (NES Galaxy) for total purchase consideration of approximately $260.4 million on November 18, 2022. The Company accounts for its business combinations by recognizing the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, based on their estimated fair values. Management recorded solar energy facilities and acquired contract intangible assets at an estimated fair value of approximately $175.7 million and $93.9 million, respectively, which is net of the recognized basis differences resulting from the recognition of the fair value of equity method investments acquired. In connection with the NES Acquisition, a basis difference of $79.5 million, which was primarily attributable to the long-lived assets and contract intangible assets, was determined. The fair values of the solar energy facilities and contract intangible assets acquired, including related amounts recognized as basis differences in acquired equity method investees, were estimated by applying an income approach using projected discounted cash flows. Assumptions utilized by management in the valuation included merchant energy prices, useful lives and discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of solar energy facilities and contract intangible assets acquired, including those associated with the equity method investees, in the acquisition of NES Galaxy LLC is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the solar energy facilities and contract intangible assets acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to merchant energy prices and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The procedures included, among others, (i) reading the purchase agreement, (ii) testing management’s process for developing the fair value estimate of the solar energy facilities and contract intangible assets acquired, including those associated with the equity method investees; (iii) evaluating the appropriateness of the discounted cash flow approach; (iv) testing the completeness and accuracy of underlying data used in the approach; and (v) evaluating the reasonableness of significant assumptions used by management related to merchant energy prices and discount rates. Evaluating management’s significant assumption related to merchant energy prices involved considering (i) the current and past performance of similar solar energy facilities and contract intangible assets acquired; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow approach and (ii) the reasonableness of the discount rates and merchant energy price assumptions.

Hypothetical Liquidation at Book Value (HLBV) Calculation of Income (Loss) Attributable to Non-controlling Interests and Redeemable Non-controlling Interests

As described in Notes 2 and 12 to the consolidated financial statements, the Company recorded non-controlling interests and redeemable non-controlling interests associated with various tax-equity investors who own membership interests in certain subsidiaries of the Company, in which certain interests contain redemption features for which the exercise is not solely within the Company’s control and, therefore, are classified in temporary equity. For these non-controlling interests, net income (loss) is allocated using the HLBV method. The amount related to tax-equity investors included in non-controlling interest equity and redeemable non-controlling interests represents the amount that the non-controlling interests would hypothetically receive if the tax-equity partnership was liquidated at the reporting date, based on the liquidation provisions of the relevant company operating agreements. Allocations of income to the non-controlling interests are calculated with reference to the beginning and ending member capital account balances, adjusted for contributions and distributions made during the reporting period. For the year ended December 31, 2022, management recorded $88.9 million of net income attributable to members and $133.8 million of net loss attributable to the non-controlling interests and redeemable non-controlling interests.

The principal considerations for our determination that performing procedures relating to the HLBV calculation of income (loss) attributable to non-controlling interests and redeemable non-controlling interests is a critical audit matter are (i) the significant judgment by management in applying the HLBV method to determine the income or loss the non-controlling tax-equity investors would hypothetically receive at each balance sheet reporting date under the liquidation provisions of the respective operating agreements; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the HLBV method based on the terms of the operating agreements; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent calculation of the income or loss attributable to the non-controlling tax-equity investors based on the terms of the operating agreements; and (ii) comparing the independent calculation of the income or loss attributable to the non-controlling tax-equity investors to management’s HLBV method. Developing an independent calculation of the income or loss attributable to the non-controlling tax-equity investors involved testing the completeness and accuracy of data used in the calculation related to operating results, tax depreciation, investment tax credits, contributions, and distributions.

Dallas, Texas

March 9, 2023

We have served as the Company’s auditor since 2018.

MN8 ENERGY LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$84,151	$169,197
Restricted cash	104,280	209,105
Accounts receivable (net of allowance of $821 and $565, respectively)	34,918	25,076
Prepayments and other assets, net	31,513	48,439

Total current assets	254,862	451,817
Property, plant and equipment, net	3,344,243	2,953,982

OTHER ASSETS:
Right of use assets, net—operating	106,370	58,037
Right of use assets, net—finance	330,859	155,506
Intangible assets, net	663,527	615,929
Equity investments	112,348	—
Goodwill	15,284	—
Derivative assets	11,558	—
Other non-current assets, net	11,544	1,679

Total assets	$4,850,595	$4,236,950

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$100,766	$112,882
Accounts payable—related parties, net	3,597	9,154
Distribution payable	—	20,847
Lease obligations—operating, current portion	8,394	4,581
Lease obligations—finance, current portion	12,418	10,762
Tax equity sale leaseback, current portion	46,901	77,035
Long-term debt, current portion	356,345	451,742

Total current liabilities	528,421	687,003

OTHER LIABILITIES:
Lease obligations—operating, net of current portion	98,907	54,503
Lease obligations—finance, net of current portion	342,906	153,135
Tax equity sale leaseback, net of current portion	349,778	396,672
Long-term debt, net of current portion	1,872,869	1,609,067
Asset retirement obligations and other non-current liabilities	103,981	79,212
Derivative liabilities	—	6,498
Deferred tax liabilities, net	89,501	71,098

Total liabilities	3,386,363	3,057,188

COMMITMENTS AND CONTINGENCIES (Note 20)

REDEEMABLE NON-CONTROLLING INTERESTS	52,219	28,393

EQUITY:
Members’ equity	1,287,403	1,007,575
Accumulated other comprehensive loss	1,147	—
Non-controlling interests	123,463	143,794

Total equity	1,412,013	1,151,369

Total liabilities, redeemable non-controlling interests and members’ equity	$4,850,595	$4,236,950

The accompanying notes are an integral part of these consolidated financial statements.

MN8 ENERGY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	For the Years Ended December 31,
	2022	2021	2020
OPERATING REVENUES:
Operating revenues	$360,845	$294,441	$272,684
Contract amortization	(49,799)	(48,007)	(51,297)

Total operating revenues, net	311,046	246,434	221,387

OPERATING COSTS AND EXPENSES:
Operations and maintenance, excluding depreciation, amortization and accretion	57,426	41,670	33,844
Depreciation, amortization and accretion	110,749	78,884	58,824
Acquisition and development costs	11,042	21,473	—
Internalization costs	14,832	—	—
General and administrative	49,401	20,144	33,637
Related party management and administration fee	11,812	18,059	13,173

Total operating costs and expenses	255,262	180,230	139,478

OPERATING INCOME	55,784	66,204	81,909

OTHER INCOME (EXPENSE):
Interest expense, net	(95,770)	(75,910)	(82,667)
Loss on extinguishment of debt	—	—	(9,771)
Other income (expense), net	5,815	(7,885)	(5,325)
Gain on sale-leaseback buyouts and terminated obligations	8,519	—	—

Total other expenses	(81,436)	(83,795)	(97,763)

NET LOSS BEFORE INCOME TAXES	(25,652)	(17,591)	(15,854)

INCOME TAX EXPENSE	(19,311)	(38,618)	(4,481)

NET LOSS	(44,963)	(56,209)	(20,335)

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS AND REDEEMABLE NON-CONTROLLING INTERESTS	(133,827)	(230,845)	(38,575)

NET INCOME ATTRIBUTABLE TO MEMBERS	$88,864	$174,636	$18,240

The accompanying notes are an integral part of these consolidated financial statements.

MN8 ENERGY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	For the Years Ended December 31,
	2022	2021	2020
NET LOSS	$(44,963)	$(56,209)	$(20,335)

OTHER COMPREHENSIVE INCOME
Change in foreign currency translation	1,147	—	—

Total other comprehensive income	1,147	—	—

COMPREHENSIVE LOSS	$(43,816)	$(56,209)	$(20,335)

The accompanying notes are an integral part of these consolidated financial statements.

MN8 ENERGY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(In thousands)

			Accumulated
			Other
		Non-controlling	Comprehensive
	Members	Interests	Loss	Total
BALANCE AS OF January 1, 2020	$578,889	$74,832	$—	$653,721

Cash contributions	375,942	130,993	—	506,935
Special Interest Member allocation	(6,018)	6,018	—	—
Distributions	(51,406)	(25,331)	—	(76,737)
Net income (loss)	18,240	(67,814)	—	(49,574)

BALANCE AS OF December 31, 2020	$915,647	$118,698	$—	$1,034,345

Cash contributions	—	252,647	—	252,647
Special Interest Member allocation	(7,553)	7,553	—	—
Distributions	(75,155)	(32,159)	—	(107,314)
Net income (loss)	174,636	(202,945)	—	(28,309)

BALANCE AS OF December 31, 2021	$1,007,575	$143,794	$—	$1,151,369

Cash contributions(1)	281,958	142,939	—	424,897
Special Interest Member allocation(2)	(26,018)	26,018	—	—
Distributions	(64,976)	(48,213)	—	(113,189)
Net income (loss)	88,864	(141,075)	—	(52,211)
Other comprehensive income	—	—	1,147	1,147

BALANCE AS OF December 31, 2022	$1,287,403	$123,463	$1,147	$1,412,013

(1)	Cash contributions received from non-controlling interests is net of approximately $2.6 million of offering costs.
(2)	Includes cash payment of approximately $23,000 the Company made as part of the Internalization Agreement. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

MN8 ENERGY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(44,963)	$(56,209)	$(20,335)
Adjustments to reconcile net loss to net cash from operating activities:
Contract amortization	49,799	48,007	51,297
Depreciation, amortization and accretion	110,749	78,884	58,824
Interest expense on tax equity sale-leasebacks	33,175	31,853	31,702
Amortization of financing costs and debt discounts	7,151	6,890	341
Amortization of right-of-use assets—operating	6,580	4,776	4,041
Change in derivative instruments	(15,772)	(8,503)	9,844
Loss on extinguishment of debt	—	—	9,771
Gain on sale-leaseback buyouts and terminated obligations	(8,519)	—	—
Gain on sale of business	(2,145)	—	—
Earnings in equity investments, net	(5,089)	—	—
Other	(1,294)	(241)	(1,923)
Changes in deferred taxes	17,028	34,438	2,980
Change in working capital, net of amounts acquired:
Accounts receivable	(9,277)	(2,094)	(2,192)
Prepayments and other assets	9,248	1,109	67
Lease obligations—operating	(5,085)	(4,152)	(3,857)
Accrued expenses and other liabilities	(6,374)	(4,919)	(363)
Accounts payable—related parties, net	(5,557)	(4,079)	566

Net cash provided by operating activities	129,655	125,760	140,763

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property, plant and equipment	(292,877)	(57,420)	(271,897)
Additions to property, plant and equipment	(257,645)	(860,079)	(211,677)
Sale of property, plant and equipment	7,028	15,467	—
Acquisitions, net of cash acquired	(20,522)	—	—
Funding on developer note receivable	—	—	(83,918)

Net cash used in investing activities	(564,016)	(902,032)	(567,492)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on tax equity sale-leasebacks	(39,623)	(42,640)	(43,153)
Payments on long-term debt	(779,008)	(1,538,509)	(947,151)
Proceeds from issuance of long-term debt	844,010	2,477,739	1,071,116
Cash contributions from members	281,958	—	375,942
Cash contributions from non-controlling interests	142,939	252,647	130,993
Cash distributions to members	(85,823)	(82,708)	(57,424)
Cash distributions to non-controlling interests	(50,232)	(31,962)	(16,924)
Payments of debt extinguishment costs and deferred financing costs	(7,650)	(28,207)	(17,297)
Purchase exercise on tax equity sale-leasebacks	(51,441)	(4,854)	(11,516)
Payments on lease obligations	(10,640)	(9,917)	(8,481)

Net cash provided by financing activities	244,490	991,589	476,105

NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(189,871)	215,317	49,376

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	378,302	162,985	113,609

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$188,431	$378,302	$162,985

The accompanying notes are an integral part of these consolidated financial statements.

MN8 ENERGY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended
	December 31,
	2022	2021	2020
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest, net of amount capitalized	$63,023	$57,580	$52,154
Income taxes paid (refunds received), net	$(1,394)	$9,940	$—
Non-cash additions to solar energy and storage facilities included in accounts payable and accrued liabilities	$24,452	$63,766	$19,941
Non-cash additions to right of use assets—finance and lease obligations—finance	$189,852	$35,136	$2,648
Non-cash additions to right of use assets—operating and lease obligations—operating	$51,011	$14,912	$—
Non-cash additions to other assets included in accounts payable and accrued liabilities	$—	$5,058	$—
Non-cash additions to other assets included in accounts payable—related parties, net	$—	$43	$—
Non-cash additions to deferred financing costs	$—	$—	$1,395
Non-cash distribution payable to members	$—	$20,847	$17,914
Non-cash forgiveness of developer note receivable converted into solar energy and storage facilities and other assets	$—	$83,918	$—
Non-cash revision in estimated cash flows for asset retirement obligations	$10,077	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

MN8 ENERGY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

(All numbers in thousands)

Note 1 — Nature of Business

Goldman Sachs Renewable Power LLC (the “Parent Company”), a Delaware limited liability company, was organized effective September 19, 2017. The Parent Company was formed by Goldman Sachs RP Holdings LLC (the “GS Member”), which initially held a controlling financial interest. Various additional members (the “Third-Party Members”, and together with the GS Member, the “Members”) were admitted pursuant to the Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) executed on February 9, 2018. Subsequent to the initial close, additional Third-Party Members were admitted to the Parent Company until the final close, August 10, 2019.

The Parent Company owns a controlling membership interest in Goldman Sachs Renewable Power Operating Company LLC (the “Operating Company”). The Operating Company was formed by the Parent Company, in its capacity as the managing member, and GSAM Holdings II LLC (the “Special Interest Member,” an affiliate of Goldman Sachs Asset Management, L.P.). The Operating Company wholly owns certain holding companies (collectively, the “Holding Companies”). Various tax-equity investors own membership interests in subsidiaries of certain of the Holding Companies. The Parent Company, the Operating Company, the Holding Companies and all subsidiaries are collectively referred to as the “Company” herein. The Company formed to finance, acquire, and own renewable energy projects that meet the needs of its customers.

From the Company’s formation through August 4, 2022 (the Internalization date as defined below), Goldman Sachs Asset Management, L.P. (“GSAM”), a Delaware limited partnership and an affiliate of Goldman Sachs & Co. LLC (“GS&Co”), was the investment adviser of the Company. GSAM, or its affiliates, earned administrative fees and management fees for services provided to the Company. Additionally, the Special Interest Member was entitled to an incentive allocation based on certain operational and financial milestones; payment of the incentive allocation was subject to the achievement of certain hurdles, as defined in the Operating Company LLC agreement. See Note 19 for further information about the incentive allocation.

On August 4, 2022, the Company and GSAM closed an Internalization Agreement to insource the management and administration of the Company previously provided by GSAM (the “Internalization”). Upon close, the Company was renamed MN8 Energy LLC. Under the terms of the Internalization Agreement, the existing Management Services Agreement with GSAM terminated, and GSAM no longer receives fees for management and administrative services. Additionally, the Internalization Agreement terminated the Incentive Allocation held by the Special Interest Member. To ensure a smooth transition, the Company entered into a Transition Services Agreement (“TSA”) with GSAM that allowed for continued support from GSAM risk management, accounting, tax, information technology and compliance. The TSA enabled the Company to continue normal operations while building its resources and infrastructure to operate as a standalone company. The majority of services rendered by GSAM concluded on December 31, 2022, but the Company expects support from GSAM to continue through the closing of an initial public offering.

Pursuant to the Internalization Agreement, the Company made an upfront cash payment of approximately $27,000 to GSAM. Upon a liquidity event and in exchange for the Special Interest Member, GSAM will be eligible for 18% of the implied gain for outstanding equity less the upfront cash payment paid at close, in the form of units in the Company. GSAM will also have the right to designate one director until its ownership stake is less than 5%. In addition, on August 5, 2022, the Company consummated the purchase of a 51% ownership interest in the Quality Business Intelligence (“QBI”) software provider (“QBI Acquisition”) from GSAM for a purchase price of $8,000. Under the terms of the Internalization Agreement, a portion of the $27,000 payment to GSAM was credited towards the purchase price, resulting in an incremental payment of $4,000 to GSAM for the purchase of QBI (see Note 3).

The Company has received commitments for capital contributions of approximately $1,879,719. As of December 31, 2022, 2021 and 2020, the Company has called cumulative capital contributions of approximately $1,315,803, $1,033,844 and $1,033,844, respectively. As of December 31, 2022, 2021 and 2020, the Company has declared cumulative distributions of approximately $247,837, $182,967 and $100,259, respectively.

On January 26, 2023, the Company initiated a capital call to its members in the amount of $357,147. The Company intends to use the proceeds to fund a portion of the Mercedes-Benz Joint Venture, development and construction activities on property, plant and equipment, and for general corporate purposes. As of March 9, 2023, the remaining uncalled capital is $206,769.

The Company has one class of members’ equity which has uniform voting rights amongst all investors.

On January 4, 2023, the Company entered into definitive agreements with Mercedes-Benz Investment Company, an affiliate of Mercedes-Benz AG, to jointly construct, own and operate high power electric vehicle charging stations and associated infrastructure (“HPC EV Stations”) in strategic locations throughout the United States and Canada (the “Mercedes-Benz Joint Venture”). The Mercedes-Benz Joint Venture contemplates the development of more than 400 HPC EV Stations with approximately 2,500 charging points by 2027. The Company has committed an aggregate of approximately $557,119.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the presentation of the current period consolidated financial statements. These reclassifications had no effect on the previously reported net loss.

Principles of Consolidation

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity (“VOE”) or a variable interest entity (“VIE”).

A VOE is an entity in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a VOE is ownership of a majority voting interest. If the Company has a controlling majority voting interest in a VOE, the entity is consolidated.

A VIE is an entity which lacks one or more of the characteristics of a VOE. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers:

•	Which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance;

•	Which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;

•	The VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;

•	The VIE’s capital structure;

•	The terms between the VIE and its variable interest holders and other parties involved with the VIE; and

•	Related-party relationships.

The Company reassesses its evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances. See Note 17 for further information about VIEs.

Non-Controlling Interests

Non-controlling interests are classified as a separate component of equity and temporary equity in the consolidated balance sheets and consolidated statements of members’ equity. Non-controlling interests represent the portion of net assets in consolidated subsidiaries that are not attributable, directly or indirectly, to the Company. For accounting purposes, the holders of non-controlling interests of the Company include the Special Interest Member and various tax-equity investors.

Prior to the Internalization, for non-controlling interests associated with the Operating Company, net income (loss) is allocated in the consolidated statements of members’ equity first in an amount equal to the Special Interest Member incentive allocation earned during the reporting period, with the remaining income allocated using the profit and loss percentages contained in the Operating Company LLC agreement.

For non-controlling interests associated with the tax-equity investors, net income (loss) is allocated using the hypothetical liquidation at book value (“HLBV”) method. The amount related to tax-equity investors included in non-controlling interest equity and redeemable non-controlling interests on the consolidated balance sheets represents the amount that the non-controlling interests would hypothetically receive if the tax-equity partnership was liquidated at the reporting date, based on the liquidation provisions of the relevant company operating agreements. Allocations of income to the non-controlling interests are calculated with reference to the beginning and ending member capital account balances, adjusted for contributions and distributions made during the reporting period. When the Company acquires non-controlling interests in tax-equity partnerships, it determines the difference between the fair value and the HLBV-derived value of the non-controlling interest as of the date of acquisition. This difference is amortized and reallocated between the non-controlling and controlling interests over a period equal to the weighted-average remaining life of the solar energy facilities. As of December 31, 2022, 2021 and 2020, the Company recorded unamortized basis differences of $80,943, $69,713 and $116,851, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), net of tax. Other comprehensive income (loss), net of tax included in accumulated other comprehensive income (loss) in the consolidated statements of members’ equity, is comprised of changes in foreign currency translation adjustments.

Purchase Options

The Company, in its capacity as Managing Member of various subsidiaries, has the option to purchase the membership interests associated with various non-controlling interests. Such purchase options can be exercised at a price equal to the fair-market value of the associated membership interests, or at a formulaic price, as defined by the relevant company agreement. The eventual purchase price of such membership interests could differ from the carrying value of the associated non-controlling interest presented on the consolidated financial statements. The Company has determined that none of the purchase options represent derivatives that could require separate presentation on the consolidated financial statements.

Redeemable Non-Controlling Interest

The Company’s non-controlling interests associated with certain tax-equity investors contain redemption features for which exercise is not solely within the Company’s control and, therefore, are classified in temporary equity. These non-controlling interests were initially measured at fair value, and subsequent measurement depends on whether the non-controlling interest is currently redeemable or it is probable that it will become redeemable. In these cases, after allocating net income (loss) to the non-controlling interest, the Company immediately adjusts the carrying amount to its full redemption amount, if greater, and recognizes such amount as a charge against members’ equity. Non-controlling interests that are or become mandatorily redeemable are classified as a liability.

Earnings Per Unit

Earnings per unit has not been presented because the Company’s members hold interests and not units.

Cash, Cash Equivalents and Restricted Cash

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less that are not restricted to be cash equivalents. Cash equivalents are placed with reputable institutions and the balances may at times exceed federally insured deposit levels; however, the Company has not experienced any losses in such accounts. The Company may maintain certain cash in money market funds maintained with reputable institutions in order to generate additional interest income. Funds held in money market accounts do not benefit from federal deposit insurance, however, the Company has not experienced any losses in such accounts. The amounts presented in cash and cash equivalents approximate fair value.

Restricted Cash

The Company maintains funds that are reserved pursuant to agreements with lenders for debt service and asset repair costs. If the purpose of restricted cash relates to acquiring a non-current asset, liquidating a long-term liability, or is otherwise unavailable for a period longer than one year from the balance sheet date, the restricted cash is included in other non-current assets.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$84,151	$169,197
Restricted cash	104,280	209,105

Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$188,431	$378,302

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist of amounts due from customers less an allowance for any potentially uncollectible accounts under the current expected credit loss (“CECL”) impairment model and presents the net amount of the accounts receivable expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model, the Company periodically reviews the collectability of accounts receivable and considers many factors, including historical collection experience, age of accounts, and other currently available evidence, and records an allowance for credit losses for the estimated uncollectible amount as appropriate.

Asset Acquisitions and Business Combinations

As of the acquisition date, the Company performs an initial screen test to determine whether substantially all of the fair value of the acquired assets is concentrated in a single asset or group of similar assets. If the screen test is met, the acquired set of assets is not considered a business; otherwise, the Company evaluates whether the set is a business based on whether there are inputs and a substantive process in place that together contribute to the ability to create outputs. The definition of business impacts whether the Company consolidates an acquisition under business combination guidance or asset acquisition guidance. See Note 3 for further information about the Company’s acquisitions.

The Company accounts for its business combinations by recognizing the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date. The purchase is accounted for using the acquisition method, and the fair value of purchase consideration is allocated to the tangible and intangible assets acquired and the liabilities assumed, based on their estimated fair values. The fair value of assets acquired and liabilities assumed, including related amounts recognized as basis differences in acquired equity method investees, are estimated by applying an income approach using projected discounted cash flows. Contingent consideration, if any, is also recognized and measured at fair value as of the acquisition date. The excess, if any, of the fair value of the purchase consideration over the fair values of the identifiable net assets is recorded as goodwill. Conversely, the excess, if any, of the net fair values of the identifiable net assets over the fair value of the purchase consideration is recorded as a bargain purchase gain. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates and assumptions are inherently uncertain, and as a result, actual results may differ from estimates. Significant assumptions include, but are not limited to merchant energy prices, useful lives and discount rates. During the measurement period, which is up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Transaction costs associated with business combinations are expensed as incurred.

When the Company acquires assets and liabilities that do not constitute a business, the fair value of the purchase consideration, including the transaction costs of the asset acquisition, is assumed to be equal to the fair value of the net assets acquired. The purchase consideration, including the transactions costs, is allocated to the individual assets and liabilities assumed based on their relative fair values. Contingent consideration, if any, is also recognized and measured at fair value as of the acquisition date. No goodwill or bargain purchase gain is recognized in an asset acquisition.

When the Company acquires assets and liabilities that do not constitute a business but meet the definition of a VIE of which the Company is the primary beneficiary, the purchase is accounted for using the acquisition method above for business combinations, except that no goodwill is recognized. To the extent that there is a difference between the purchase consideration and the VIE’s identifiable assets and liabilities recorded and measured at fair value, the difference is recognized as a gain or loss.

Equity Method Investments

When the Company acquires a noncontrolling interest in an entity where it is not the primary beneficiary, does not control any of the ongoing activities of the entity, and does not meet consolidation requirements of Accounting Standards Codification (“ASC”) 810, Consolidations (“ASC 810”), the investment is initially recognized as an equity method investment at cost. Any difference between the cost of an investment and the amount of underlying equity in net assets of an investee are considered basis differences. Basis differences are amortized over the estimated useful life of the underlying long-lived assets or remaining term of the underlying agreement. Any transaction costs associated with equity method investments are included in the unconsolidated investment.

Investments in Property, Plant and Equipment and Associated Intangible Assets

Property, plant and equipment are carried at cost less any impairment charges and accumulated depreciation. Property, plant and equipment depreciation is calculated using the straight-line method over the estimated useful life from the date the associated asset was originally placed in service. Solar energy and storage facilities are depreciated over 35 years and 20 years, respectively. Expenditures for ordinary repairs and maintenance are expensed as incurred. Significant improvements, which improve or extend the useful life of the asset, are capitalized.

Intangible assets are carried at cost less any impairment charges and accumulated amortization. Intangible asset amortization is calculated using the straight-line method over the estimated useful life of the associated intangible asset from the date of acquisition.

See Notes 4 and 5 for additional information about solar energy and storage facilities and related intangible assets.

Construction in Progress

Construction in progress is stated at cost and consists primarily of costs incurred in connection with the development and construction of solar energy and storage facilities. These costs include, but are not limited to, permits, materials, labor, overhead, insurance, legal fees, consulting fees, development rights, interconnection fees and interest incurred on construction financing prior to the placed-in-service date of the related solar energy and storage facilities. The Company begins capitalizing development and construction costs on the date the project is deemed to be commercially viable. Once the project achieves commercial operation, the Company reclassifies the amounts recorded in construction in progress to property, plant and equipment.

Transfers Under Common Control

The Company acquires certain solar energy and storage facilities at various stages of completion. As the assets achieve mechanical completion, the Company sells the assets or the related project company ownership interests to affiliated entities for the purpose of entering into joint-ventures with tax-equity partners. In such circumstances the Company does not recognize any gain on the sale of the solar energy and storage facilities or project entity ownership interests transferred under common control in accordance with the guidance contained in ASC 805, Business Combinations (“ASC 805”).

Goodwill

The Company records goodwill when the purchase price of an acquisition exceeds the fair value of the net assets of the acquired business, in conformity with ASC 805. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value-based test. In conformity with ASC 350, the Company evaluates goodwill for impairment at least annually in the fourth quarter at the reporting unit level, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. In conformity with ASC 350, the Company tests goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of the reporting unit is less than its carrying amount. The qualitative assessment considers macroeconomic conditions, industry and market considerations, cost factors and overall company financial performance. If the reporting unit does not pass the qualitative assessment, the Company performs a quantitative impairment test whereby the carrying amount of the reporting unit, including goodwill, is compared to its fair value. If the fair value exceeds the carrying value, no impairment loss exists. If the fair value is less than the carrying amount, a goodwill impairment loss is measured and recorded. Goodwill impairment losses are not reversed. There was no impairment loss related to goodwill during the year ended December 31, 2022.

Impairment

Management reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other long-lived assets. Such assets may include amounts capitalized associated with tangible property, intangible assets, as well as right of use assets associated with its leasing activities. The cash flow estimates used both for estimating fair value and the undiscounted cash flow analysis are inherently judgmental and reflect current and projected trends in electricity rates, electricity production, solar renewable energy certificate (“SREC”) prices, operating expenses and estimated useful lives for the applicable assets. If an indicator of potential impairment exists, the asset is tested for impairment by comparing its carrying value to the estimated future undiscounted cash flows. To the extent an impairment loss is necessary, the excess of the carrying value of the asset over its estimated fair value is recognized as an adjustment to the cost of the asset. During the years ended December 31, 2022, 2021 and 2020, no impairment losses were recorded.

Deferred Financing Costs

The Company presents debt issuance and modification costs associated with term loans as an offset against long-term debt and debt issuance and modification costs associated with revolving credit facilities within other assets in the consolidated balance sheets. Deferred financing costs are amortized using the straight-line method over the life of the associated credit facility.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurement (“ASC 820”), defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied which may involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. See Note 7, Fair Value of Financial Instruments and Fair Value Measurements.

Derivative Instruments and Hedging Activities

The Company has entered into interest rate swap agreements in order to mitigate its exposure to fluctuations in interest rates associated with its variable rate debt. Under the terms of the interest rate swaps, the Company receives Secured Overnight Financing Rate (“SOFR”) or London Interbank Offered Rate (“LIBOR”) based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of its debt hedged. The Company has elected not to designate its interest rate swap agreements as cash flow hedges. Therefore, changes in the fair value of the interest rate swaps are recorded as fair value adjustments of interest rate derivative instruments in the accompanying consolidated statements of operations.

The valuations of the interest rate swaps are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The cash receipts are based on an expectation of future interest rates using a forward curve that is derived from observable market interest rate curves.

By using derivative financial instruments to mitigate exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features. Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The valuation analysis has incorporated credit valuation adjustments to appropriately reflect nonperformance risk in the fair value measurements. For derivatives in an asset position, management has evaluated the counterparty’s nonperformance risk based on the counterparty type of institution and historical performance. If a risk is identified, further analysis is performed using the counterparty credit rating information available. For derivatives in a liability position, management has evaluated the

Company’s nonperformance risk based on operating performance, current liquid assets, and access to additional financing sources. The Company has concluded that the nonperformance risk is insignificant and no adjustment to the value was necessary for this input. If nonperformance risk was identified, the Company would adjust the fair value of the derivative contract for the effect of nonperformance risk, considering the impact of netting and any applicable credit enhancements. Therefore, all inputs used to value the derivatives fall within Level 2 of the fair value hierarchy and the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The Company offsets assets and liabilities associated with its positions in derivative instruments to the extent that the counterparty agreements permit them to be net settled. All of the Company’s interest rate swap contracts permit net settlement, which allows the Company to mitigate credit risk associated with the interest rate swaps. No such offsetting balances existed for the periods presented.

Asset Retirement Obligations

The Company records all known asset retirement obligations for which the liability’s fair value can be reasonably estimated. The asset retirement obligations relate to the contractual requirement for the land or structures on which the property, plant and equipment are located to be restored to their original state at the time the asset is retired. The Company records an initial liability equal to the net present value of the asset retirement obligation at the time it is identified. For assets under construction, an asset retirement obligation is recorded proportionately as the underlying construction is completed. The present value of the asset retirement obligation is calculated by discounting the projected cost of the asset retirement using the Company’s credit-adjusted risk-free rate. The Company records accretion expense and a commensurate increase in the asset retirement obligation such that the obligation will equal the expected cost at the expected asset retirement date and is recorded at its present value as of each reporting date. Any modification to the expected cost or retirement date is treated prospectively as an adjustment in the period in which the estimate changed.

To the extent that the Company is obligated to decommission a leased asset at the end of the applicable lease term, the Company includes the estimated future cost of such decommissioning as a component of lease payments and reflects such cost in the calculation of the right of use asset and lease obligations recorded on its consolidated balance sheets.

Revenue Recognition

The Company generates revenues primarily by delivering electricity and, where applicable, the associated self-generated renewable energy certificates (“RECs”) to customers under electricity sales contracts and SREC contracts. In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASC 606”), which was adopted by the Company on January 1, 2019. This ASU, as amended, provides comprehensive guidance on the recognition of revenue earned from contracts with customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new disclosures. Revenues from contracts with customers are recognized when control of promised goods and services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to for those goods or services. See Note 15, Operating Revenues, Net.

Leases

ASC 842, Leases (“ASC 842”) requires that, for leases longer than one year, a lessee recognize in the consolidated balance sheets a right of use asset, representing the right to use the underlying asset for the lease term, and a lease obligation, representing the liability to make lease payments. It also requires that for finance leases, a lessee recognize interest expense on the lease obligation, separately from the amortization of the right of use asset in the consolidated statements of operations, while for operating leases, such amounts should be recognized as a combined expense. In addition, ASC 842 requires expanded disclosures about the nature and terms of lease agreements. Right of use assets are amortized using the straight-line method over the shorter of the remaining life of the lease agreements or the life of the asset. See Note 9, Lease Obligations.

Equity-Based Compensation

The Company accounts for its equity-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). The Company accounts for all equity-based compensation arrangements using the fair value method and recognizes compensation expense using the straight-line method for service-based awards over the requisite service period for the entire award. The compensation expense within the consolidated statements of operations are recorded in the same manner in which an award recipients’ salary costs are classified.

Equity-based awards that are settled in cash are recorded as liabilities included in other non-current liabilities on the Company’s consolidated balance sheets. The measurement of the liability and compensation cost for these awards is based on the fair value of the awards as of each period end date. Changes in the Company’s payment obligation prior to the settlement date of the equity-based award are recorded as expense in the period of change. The Company accounts for forfeitures as they occur. See Note 14, Equity Incentive Award Plan.

Acquisition and Development Costs

Acquisition and development costs include third party costs associated with the acquisition, financing and development of the Company’s solar and energy storage systems.

Internalization Costs

Internalization costs include third party costs, including accounting, legal and other professional cost related to the Internalization.

Income Taxes

The Parent Company has elected to be treated as a corporation, subjecting its earnings to U.S. federal and various state and local entity-level corporate income taxes. In addition, the Parent Company has various corporate subsidiaries that are subject to entity-level U.S. federal and various state and local corporate income taxes. The corporate subsidiaries each hold economic interests in various partnerships and consolidate the partnerships and the results of their operations for financial reporting purposes. The Parent Company is subject to annual entity-level corporate income taxes on the income allocations received from the partnerships. The Parent Company is not subject to income tax on the portion of partnership income allocated to any associated non-controlling interests.

The U.S. federal government provides or provided various incentives, such as investment tax credits, cash grants, and accelerated depreciation, for investments in renewable energy. The Company accounts for its investment tax credits using the flow-through method of accounting, under which the associated tax benefit is recorded as an income tax benefit in the period that the credit is generated.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized based upon the net tax effects of the temporary differences between the financial reporting and tax bases of the Company’s assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the enacted tax rates and laws that are expected to be in effect when such differences reverse.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that it is not more likely than not that the Company would be able to realize its deferred tax assets, management records a valuation allowance against the deferred tax assets to their respective realizable value, which would reduce any associated tax benefit recorded in the current period and increase the provision for income taxes.

The Company uses a two-step process for the measurement of uncertain tax positions that have been taken or are expected to be taken in a tax return. The first step is a determination of whether the tax position should be recognized in the consolidated financial statements, which recognizes tax positions only when it is more likely than not that the tax benefit of the position will be sustained upon examination. The second step determines the measurement of the tax position, which is measured at the largest amount of benefit that is expected to be more likely than not be realized upon settlement. The Company reports interest expense related to income tax matters as a component of income tax expense and income tax penalties in other expense.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. Certain wholly-owned subsidiaries of the Company, located in Spain, operate under a functional currency of Euros. The financial statements of these foreign subsidiaries are translated from Euros into U.S. dollars using period-end rates of exchange for assets and liabilities, and average rates for the period for revenues and expenses, in conformity with the guidance under ASC 830—Foreign Currency Matters. The resulting translation gains and losses that arise from translating these assets, liabilities, revenue and expenses of the Company’s foreign subsidiaries are recorded in other accumulated comprehensive income (loss), as a separate component of total equity and are excluded from net income (loss). For the year ended December 31, 2022, the Company incurred approximately $635 in foreign currency translation losses recorded as other income (expense), net in the accompanying consolidated statements of operations.

Segment Reporting

The Company makes equity investments in renewable energy platforms. The business is managed as a single portfolio in which all activities are reported as one business segment.

Recent Accounting Developments

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments provide for optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. These amendments apply only to contracts that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform: Deferral of the Sunset Date of Topic 848. ASU 2022-06 amends the application date of ASU 2020-04 for all entities from December 31, 2022 to December 31, 2024. As of December 31, 2022, the Company began applying the amendments to its eligible contract modifications, where applicable, and expects to continue to apply prospectively to all remaining debt contracts through December 31, 2023. The adoption of ASU No. 2020-04, as amended, did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its consolidated financial statements.

Note 3 — Acquisitions

NES Acquisition

On November 18, 2022, an indirect subsidiary of the Company acquired a 100% ownership interest in NES Galaxy LLC (“NES Galaxy”) for the acquisition of a portfolio of approximately 442 MW owned capacity of solar assets situated in California, Nevada, North Carolina and Oregon (the “NES Acquisition”). The Company paid aggregate cash consideration of $260,447 and assumed $113,032 of debt. The underlying portfolio of projects the Company acquired include (i) 100% of the issued equity in NC-31, NC-47 and Rigel (146.3 MW owned capacity), (ii) 99.9% of the issued equity in Rosamond (134.7 MW owned capacity), (iii) 50% of the issued equity in Mount Signal 2 (99.8 MW owned capacity) and (iv) 49% of the issued equity in Boulder Solar I (61.2 MW owned capacity). In January 2023, the Company exercised the purchase option agreement to acquire the remaining 50% of the issued equity in Mount Signal 2 (see Pending Acquisition below).

The Company determined the NES Acquisition was an asset acquisition. Certain portfolios were determined to be VIEs, for which the Company is the primary beneficiary (see Note 17, Variable Interest Entities), or were equity method investments (see Note 18, Equity Investments). See table below.

The aggregate purchase price of the NES Acquisition as of November 18, 2022:

Total
Property, plant and equipment, net	$175,720
Intangible assets, net	93,943

Total investment in solar assets	269,663

Cash acquired	15,622
Accounts receivable	1,585
Right of use assets, net—operating	17,594
Derivative assets	2,284
Equity investments and other assets	103,669
Accrued expenses and other current liabilities	(1,128)
Lease obligations—operating, net	(17,594)
Asset retirement obligations	(7,510)
Long-term debt, net of discount	(105,141)

Assets and liabilities assumed before controlling interest	279,044
Less: non-controlling interest	(18,597)

Total investment	$260,447

Cash consideration paid	$260,447

Pending Acquisition

On January 23, 2023, the Company exercised the purchase option agreement with USF Derby, LLC, a subsidiary of US Solar Fund plc, for the acquisition of its 50% ownership interest in Mount Signal 2 for an expected aggregate purchase price of $52,200 in cash, subject to purchase price adjustments, plus a non-refundable option fee of $1,000. Mount Signal 2 is a 200 MW solar asset situated in California. The Company expects to close on the transaction in March 2023, and upon closing, the Company will own 100% of Mount Signal 2 and expects to consolidate the project under ASC 805. As of December 31, 2022, Mount Signal 2 had $198,904 of debt outstanding, which the Company would further assume upon close.

Other Business Combinations

On July 26, 2022, a subsidiary of the Company consummated the purchase of a 49% ownership interest in QBI from a third party for $10,785. Additionally, in connection with the QBI Acquisition consummated on August 5, 2022 (see Note 1), the assets acquired and liabilities assumed were recorded at fair value on the acquisition date. The fair values are subject to refinement during measurement period, which may be up to one year from the business acquisition date and the Company will record any adjustments, if any, to the assets acquired and liabilities assumed, with the corresponding offset to goodwill in the period in which the adjustments may have been determined.

The following is a summary of assets and liabilities transferred as of August 5, 2022, in connection with the QBI Acquisition:

Total
Assets Acquired:
Current assets	$1,832
Right-of-use assets, net—operating	1,203
Intangible assets	3,520

Total assets acquired at fair value	$6,555
Less total liabilities assumed	(2,387)
Goodwill	14,617

Cash consideration paid	$18,785

In conformity with ASC 805, the goodwill acquired is primarily attributable to the workforce of the acquired business and the growth and synergies expected to arise as a result of the QBI acquisition. Goodwill recognized as a result of the acquisition is not deductible for tax purposes. See Note 5 for additional information about goodwill and intangible assets.

Other Asset Acquisitions

Pursuant to the guidance contained in ASC 805, the Company made the following additional asset acquisitions during the years ended December 31, :

	December 31, 2022
	Acquisition Date	Purchase Price	Size (MWdc)
Dakota	March 25	$48,052	pre-operations

Total		$48,052	—

	December 31, 2021
	Acquisition Date	Purchase Price	Size (MWdc)
Stanton	January 4	$34,334	389.5	(1)
Hanover	February 16	1,230	pre-operations
Anthracite	September 28	13,125	pre-operations
Anacostia	October 1	879	pre-operations
Naylor Rd	October 1	998	pre-operations
Southern Ave 2	October 1	928	pre-operations
Southern Ave Bus	October 1	532	pre-operations
Cicero	October 11	272	pre-operations
Enfield	October 15	2,193	pre-operations
Exeter	December 3	1,523	pre-operations
Cheverly	December 10	1,406	pre-operations

Total		$57,420	389.5

(1)	Project includes additional 561 MWh of battery storage capacity.

The aggregate purchase price of the other asset acquisitions during the years ended December 31, are as follows:

	December 31, 2022	December 31, 2021
Property, plant and equipment, net	$47,341	$57,420
Right of use assets, net—financing	213,632	50,048
Other non-current assets	711	—
Lease obligations—financing	(213,632)	(50,048)

Total investment	$48,052	$57,420

Purchase price, net of cash acquired	$48,052	$57,420

Note 4 — Property, Plant and Equipment, Net

The following presents the categories within property, plant and equipment:

	December 31, 2022	December 31, 2021
Solar energy facilities	$2,729,144	$2,431,364
Storage facilities	365,295	349,378
Construction in progress	445,853	277,457
Land	42,526	40,493

Subtotal	3,582,818	3,098,692
Less: accumulated depreciation	(238,575)	(144,710)

Property, plant and equipment, net	$3,344,243	$2,953,982

The Company recorded depreciation expense related to property, plant and equipment of $94,871, $68,113 and $49,954 for the years ended December 31, 2022, 2021 and 2020, respectively. These amounts are included in depreciation, amortization and accretion on the accompanying consolidated statements of operations.

The Company recorded capitalized interest of $14,997, $16,008 and $8,766 for the years ended December 31, 2022, 2021 and 2020, respectively. These amounts are included in property, plant and equipment, net on the accompanying consolidated balance sheets.

Note 5 — Goodwill and Intangible Assets

Goodwill

In connection with the QBI Acquisition, which is a single reporting unit (see Note 3), the Company recognized goodwill of $14,617.

The following table presents a reconciliation of the beginning and ending carrying amounts of goodwill:

Total
Balance as of December 31, 2021	$—
Net additions during the period	14,617
Foreign currency translation adjustment	667

Balance as of December 31, 2022	$15,284

Intangible Assets

The Company’s intangible assets, which consists of the above or below market value associated with acquired contracts, computer software and customer relationships have remaining durations that range from less than a year to approximately 25 years.

In connection with the QBI Acquisition, the Company recognized $3,364 of intangible assets related to computer software and customer relationships.

The following presents the major components of intangible assets as of the periods presented below:

	Estimated Life	December 31, 2022	December 31, 2021
Acquired contracts	1 year - 25 years	$848,114	$754,822
Computer software	5 years	1,506	—
Customer relationship	10 years	2,163	—
Less accumulated amortization		(188,256)	(138,893)

Intangible assets, net		$663,527	$615,929

Intangible contract amortization expense during the years ended December 31, 2022, 2021 and 2020 was $49,799, $48,007 and $51,297, respectively, and are recorded in operating revenue on the accompanying consolidated statements of operations.

Estimated future amortization of intangible assets as of December 31, 2022 is as follows:

Year Ending December 31,	Acquired contracts	Computer software	Customer relationship	Total
2023	$54,028	$301	$206	$54,535
2024	54,052	301	218	54,571
2025	53,994	301	218	54,513
2026	53,772	301	218	54,291
2027	51,037	176	218	51,431
Thereafter	393,191	—	995	394,186

Total	$660,074	$1,380	$2,073	$663,527

Note 6 — Tax Equity Sale-Leasebacks

The Company has acquired entities that, prior to acquisition, have entered into solar energy facility sale-leaseback arrangements with various financial institutions. Upon acquisition, the Company retains the classification of the sale-leaseback determined by the seller. Certain of these transactions were classified as failed sale-leasebacks by the seller under the accounting guidance applicable at the time; in such circumstances, the seller recorded a tax equity sale-leaseback equal to the sales proceeds. The Company revalued these tax equity sale-leasebacks as of the date of acquisition based on their fair value. Lease payments are allocated between principal and interest using the Company-specific incremental borrowing rate or an imputed rate for the assumed exercise of the purchase option under the lease. These purchase options convey an option for the Company to purchase the underlying property at various periods in time at a fixed-price or the then current fair-market value of the asset for said solar energy facility subject to the lease. The balance of tax equity sale-leaseback as of December 31, 2022 includes $217,983 which reflects the discounted value of future lease cash payments excluding purchase options.

The following presents the Company’s associated activity within tax equity sale-leasebacks for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Beginning balance	$473,707	$494,651
Other adjustments	—	(50)
Buy-out	(58,053)	(4,854)
Lease payments	(39,623)	(42,640)
Interest expense	20,648	26,600

Total tax equity sale-leasebacks	396,679	473,707
Current maturities	(46,901)	(77,035)

Tax equity sale-leasebacks, net of current	$349,778	$396,672

Future minimum annual principal payments associated with these tax equity sale-leasebacks for each of the next five years and thereafter are as follows:

Year Ending December 31,	Amount
2023	$46,901
2024	39,258
2025	34,918
2026	30,545
2027	38,372
Thereafter	422,805

Total	612,799
Unrecognized interest	(216,120)

Tax equity sale-leasebacks, net	$396,679

Note 7 — Fair Value of Financial Instruments and Fair Value Measurements

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to valuation of these assets or liabilities are set forth below. Transfers between levels are recognized at the end of each quarter. The Company did not recognize any transfers between levels during the periods presented.

Level 1 —	unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 —	inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 —	unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

In accordance with ASC 820, the Company determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement.

For cash and cash equivalents, restricted cash, accounts receivable — trade, accounts payable — trade, accounts payable — affiliates and accrued expenses and other current liabilities, the carrying amounts approximate fair value because of the short-term maturity of those instruments and are classified as Level 1 within the fair value hierarchy.

The carrying amounts and estimated fair values of the Company’s recorded financial instruments not carried at fair market value or that do not approximate fair value are as follows:

	December 31, 2022		December 31, 2021
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$2,251,823	$2,012,866	$2,073,789	$2,155,756

The table above represents debt instruments with fixed and variable interest rates. The estimated fair value of variable rate debt approximates the carrying value, due primarily to the nature of the interest rates of the underlying instruments. The amounts above exclude debt issuance costs, which reduce the long-term debt presented in the Company’s consolidated balance sheets.

The Company’s debt instruments are not publicly traded and their fair value is based on expected future cash flows discounted at market interest rates, or current interest rates for similar instruments with equivalent credit quality and are classified as Level 2 within the fair value hierarchy.

Note 8 — Long-Term Debt, Net

The Company’s long-term debt consists of the following as of December 31, 2022 and 2021:

Instrument	Maturity	Interest Rate	December 31, 2022	December 31, 2021
Corporate:
Subscription facility	2023	SOFR(2) + 2.20%	$264,791	$62,000

Portfolio-level:
Senior secured notes	2044	3.77%	417,130	444,339
Senior secured notes 2	2046	3.10%	573,095	594,668
Senior secured notes 3	2047	3.29%	250,470	—
Warehouse facility	2026	LIBOR(1) + 1.75%	298,130	224,538
Construction and ITC bridge facility	2022	LIBOR(1) + 0.88%	—	380,002

Subtotal portfolio-level debt			1,538,825	1,643,547

Project-level:
NES term loans	2027 to 2041	Fixed 4.43% to 4.83%	73,425	—
		Floating LIBOR + 1.5% to 1.63%	36,992	—
State term loans	2024 to 2038	Fixed 4.40% to 6.10%	136,110	144,906
		Floating LIBOR (3)(4) + 2.50% to 3.13%(5)	81,175	90,418
Charles term loans	2023 to 2036	Fixed 5.15%	50,823	52,859
		Floating LIBOR(1) + 2.00%	522	2,059
Chambers term loans	2028 to 2034	LIBOR(1) + 1.88% to 2.50%	69,160	78,000

Subtotal project-level debt			448,207	368,242

Total long-term debt			2,251,823	2,073,789
Current maturities			(356,345)	(451,742)
Unamortized premiums/(discounts), net			(2,670)	6,096

Deferred financing costs, net			(19,939)	(19,076)

Long-term debt, net			$1,872,869	$1,609,067

(1)	The 30-day LIBOR rate was 4.39% and 0.11% as of December 31, 2022 and 2021, respectively.
(2)	The 30-day SOFR rate was 4.36% as of December 31, 2022. As of December 31, 2021, the Subscription Facility referenced 30-day LIBOR rate of 0.11% + 1.85%.
(3)	The 90-day LIBOR rate was 4.77% and 0.15% as of December 31, 2022 and 2021, respectively.
(4)	The 6-month LIBOR rate was 5.14% and 0.18% as of December 31, 2022 and 2021, respectively.
(5)	The Floating Rate Term Loan has an interest rate floor of 4% as of December 31, 2022 and 2021, respectively.

The Company was in compliance with the covenants required by each debt agreement as of December 31, 2022.

Future minimum annual principal payments associated with the Company’s debt for each of the next five years and thereafter are as follows:

For the Years Ended December 31,	Amount
2023	$356,345
2024	96,023
2025	87,160
2026	390,681
2027	90,395
Thereafter	1,231,219

Total	$2,251,823

Subscription Facility

On February 22, 2018, the Company entered into a revolving credit agreement with HSBC Bank USA, N.A. (the “Revolving Credit Agreement”). Proceeds from the credit facility (the “Subscription Facility”) are used to finance the Company’s operating and investing activities. The Subscription Facility is collateralized by unfunded investor capital commitments; as of December 31, 2022, the Company’s total unfunded capital investor commitments were approximately $564,000. As of December 31, 2022, the size of the Subscription Facility is $384,000. The Subscription Facility is funded by PNC Bank, N.A., BankUnited, N.A., Societe Generale, and MUFG Union Bank, N.A. The Company incurs a commitment fee at an annual rate of 0.25% based on the unused portion of the Subscription Facility. The Company also utilizes portions of the Subscription Facility as lines of credit to satisfy various obligations. As of December 31, 2022, the unused portion of the Subscription Facility was $95,813. In February 2023, the Company replaced, fully repaid and closed the Subscription Facility.

New Credit Facility

On February 3, 2023, the Company entered into a revolving credit agreement with JPMorgan Chase Bank, N.A., certain lenders party thereto and certain issuing banks party thereto (the “New Credit Agreement”). Commitments from the New Credit Agreement will be made up of revolving loans, swingline loans and letters of credit (the “New Credit Facility”) and replaces the Company’s existing Subscription Facility. The Company intends to use the proceeds from the New Credit Facility to finance the Company’s operating and investing activities. The size of the New Credit Facility will be $450,000, subject to an availability block of $50,000 that shall be removed upon the Company receiving at least $400,000 of cash equity contributions (including the $357,147 received from the January 2023 capital call). Prior to the consummation of an initial public offering by the Company, the interest rate of the New Credit Facility for ABR Loans will be the Alternate Base Rate plus the Applicable Rate, ranging from 1.00% to 1.25% (as each such capitalized term is defined in the New Credit Agreement) or for Term Benchmark Loans, will be the Adjusted Term SOFR Rate plus the Applicable Rate, ranging from 2.00% to 2.25% (as each such capitalized term is defined in the New Credit Agreement) or for RFR Loans, will be Adjusted Daily Simple SOFR plus the Applicable Rate, ranging from 2.00% to 2.25% (as each such capitalized term is defined in the New Credit Agreement). Upon the consummation of an initial public offering by the Company, the interest rate of the New Credit Facility for ABR Loans will be the Alternate Base Rate plus the Applicable Rate, ranging from 0.50% to 0.75% or for Term Benchmark Loans, will be the Adjusted Term SOFR Rate plus the Applicable Rate, ranging from 1.50% to 1.75% or for RFR Loans, will be Adjusted Daily Simple SOFR plus the Applicable Rate, ranging from 1.50% to 1.75%. The Company will incur a commitment fee at an annual rate ranging from 0.25% to 0.50% based on the unused portion of the New Credit Facility. The New Credit Facility’s maturity date is February 3, 2028. Under the terms of the New Credit Agreement, the Company is subject to various covenants which, among other things, will restrict certain commercial activities.

Senior Secured Notes

On January 30, 2020, the Company entered into a note purchase agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent (the “Note Purchase Agreement”). Pursuant to the Note Purchase Agreement, the Company issued notes (the “Senior Secured Notes”) with an approximate aggregate principal amount of $500,000. The Company incurs a commitment fee at an annual rate of 0.40% based on the unused portion of the senior secured notes. The proceeds from the Senior Secured Notes are used to retire various Company debt and finance the Company’s operating and investing activities. The Senior Secured Notes are collateralized by the Company’s equity interests in GSRP Portfolio I LLC, an entity which maintains ownership interests in 376 solar energy facilities with a total nameplate capacity of approximately 599 megawatts (“MW”); the collateral is included in the amounts presented in solar energy facilities, net on the consolidated balance sheets. Under the terms of the Note Purchase Agreement, the Company is subject to various covenants; as of December 31, 2022, the Company was in compliance with the covenants.

Senior Secured Notes 2

On October 1, 2021, the Company entered into a note purchase agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent (the “Note Purchase Agreement 2”). Pursuant to the Note Purchase Agreement 2, the Company issued approximately $597,500 aggregate principal amount of 3.10% notes (the “Senior Secured Notes 2”) maturing June 29, 2046. The Company incurs a commitment fee at an annual rate of 0.40% based on the unused portion of the Senior Secured Notes 2. The private offering purchasers consisted of a number of financial institutions. Proceeds from the debt were used to pay off portions of Subscription and Warehouse Facilities. In addition, the Company fully paid off and closed the bridge loan. The Senior Secured Notes 2 are collateralized by the Company’s equity interests in GSRP Portfolio II LLC, an entity which maintains ownership interests in 443 solar energy and storage facilities with a total nameplate capacity of approximately 766 MW; the collateral is included in the amounts presented in solar energy and storage facilities, net on the consolidated balance sheets. Under the terms of the Note Purchase Agreement 2, the Company is subject to various covenants; as of December 31, 2022, the Company was in compliance with the covenants.

Senior Secured Notes 3

On December 28, 2021, the Company signed a note purchase agreement with the Bank of New York Mellon, as first lien collateral agent, intercreditor agent and as the notes agent (the “Note Purchase Agreement 3”). Pursuant to the Note Purchase Agreement 3, the Company issued, and in April 2022, the Company received approximately $251,667 aggregate principal amount of 3.29% notes (the “Senior Secured Notes 3”) maturing March 31, 2047, which the Company used to repay a portion of the construction and ITC bridge facility. The Senior Secured Notes 3 are collateralized by the Company’s equity interests in GSRP Stanton LLC, an entity which maintains ownership interests in the Stanton project with a total nameplate capacity of approximately 391MW and battery storage capacity of 561 MWh. Under the terms of the Note Purchase Agreement 3, the Company is subject to various covenants; as of December 31, 2022, the Company was in compliance with the covenants.

Warehouse Facility

On February 23, 2021, the Company entered into a credit agreement with MUFG Bank, Ltd. (the “Warehouse Agreement”). Proceeds from the credit facility (the “Warehouse Facility”) are used to finance the Company’s operating and investing activities. The size of the Warehouse Facility is $500,000. The Warehouse facility is collateralized by the Company’s equity interests in GSRP

Warehouse I LLC, an entity which maintains ownership interests in an operational solar energy facility with a nameplate capacity of approximately 95 MW and a solar energy facility under development with a nameplate capacity of approximately 184 MW currently under development; the collateral is included in the amounts presented in solar energy facilities, net and construction in progress, respectively, on the consolidated balance sheets. The Warehouse Facility is funded by MUFG Union Bank, N.A., HSBC Bank USA, N.A., and various other lenders. The Company incurs a commitment fee at an annual rate of 0.50% based on the unused portion of the Warehouse facility. The Company also utilizes portions of the Warehouse Facility as lines of credit to satisfy various obligations. As of December 31, 2022, the unused portion of the Warehouse Facility was $189,176. Under the terms of the Revolving Credit Agreement, the Company is subject to various covenants; as of December 31, 2022, the Company was in compliance with the covenants.

Construction and ITC Bridge Facility

On June 10, 2021, the Company entered into a construction and ITC bridge loan credit agreement with Natixis (the “Financing Agreement”). Proceeds from the construction and ITC bridge loan facilities are used to fund a portion of the project costs as necessary to achieve Project Stanton’s substantial completion. The size of the construction facility is not to exceed $218,710, and ITC bridge loan facility is not to exceed $235,000. The Company incurs a commitment fee at an annual rate of 0.31% based on the unused portion of the ITC Bridge Loan. In April 2022, the Company fully repaid and closed the construction and ITC bridge loan.

Project-Level Debt

The Company has acquired various long-term debt in conjunction with the acquisition of certain operating subsidiaries (the “Project-level debt”). The Project-level debt is held by project-companies or their parent companies and are collateralized by the solar energy facilities held by the relevant company, in addition to cash held in debt service accounts and standby letters of credit. As of December 31, 2022 and 2021, the Company had a revolving commitment of approximately $50,293 and $42,650, respectively, with no outstanding balance for either year. Project level entities incur a commitment fee at an annual rate ranging between 0.15% - 0.75% based on the unused portion of the revolving commitment. Under the terms of the Project-level debt agreements, the Company is subject to various covenants; as of December 31, 2022, the Company was in compliance with the covenants.

Letters of Credit

In connection with certain debt agreements, the Company has issued letters of credit to satisfy the debt service reserve requirements as well as provide collateral support. Furthermore, the Company has secured the standby letters of credit to fulfill its obligation under projects’ power purchase and other agreements. As of December 31, 2022 and 2021, the Company has entered into various letters of credit agreements, with an aggregate amount of $338,934 and $248,623, respectively. The Company incurs letter of credit fees at annual rates between 0.75% - 2.10% based on the value of the issued standby letters of credit.

Debt Premium/Discount

Upon the acquisition of debt instruments, the Company records a debt premium or discount based on the difference between the fair value and carrying value of the debt instrument on the date of acquisition. The Company amortizes the debt premium or discount on a straight-line basis over the life of the related debt instrument; the amounts are recorded in interest expense in the consolidated statements of operations.

	December 31, 2022	December 31, 2021
Beginning balance	$6,096	$7,032
Addition of debt premium/discount, net	(7,891)	—
Amortization of premium/discount, net	(875)	(936)

Premium (discount) remaining, net	$(2,670)	$6,096

Deferred Financing Costs

Deferred financing costs incurred in connection with the issuance of the Company’s debt instruments are recorded in other assets or as an offset to long-term debt on the consolidated balance sheets. Such costs are amortized using the straight-line method over the remaining life of the associated debt instruments. During the years ended December 31, 2022, 2021 and 2020, the Company recorded $6,126, $9,736, and $704 of deferred financing fee amortization, respectively. The amounts are recorded in interest expense in the consolidated statements of operations.

	December 31, 2022	December 31, 2021
Beginning balance	$27,449	$9,005
Additions	5,750	28,207
Amortization and accretion, net	(6,126)	(9,736)
Write-offs	—	(27)

Deferred financing costs, net	$27,073	$27,449

Included in other assets, net	7,134	8,373
Included in long-term debt, net	19,939	19,076

Interest Expense

The Company’s commitment fees incurred and interest expense for debt consisted of the following:

	For the Years Ended December 31,
	2022	2021	2020
Interest and commitment fees incurred	$81,613	$60,003	$49,968
Amortization of financing costs	6,126	9,736	704
Amortization of debt discount/premium	(875)	(936)	(934)

Interest incurred	$86,864	$68,803	$49,738

Note 9 — Lease Obligations

The Company has land leases for certain of the sites upon which the solar energy and storage facilities are located, as well as leases for certain of the solar energy facilities. The Company’s leases have remaining terms that range from less than a year to approximately 40 years, including extension options management expects to exercise. Additionally, the Company’s solar energy facility leases may convey options for the Company to purchase the underlying property at various periods in time at a fixed-price or the then current fair-market value of the asset.

The total costs associated with the Company’s leasing activities are as follows:

	For the Years Ended December 31,
	2022	2021
Finance lease costs:
Amortization of right of use assets	$13,540	$8,820
Interest on lease obligations	12,527	5,253
Operating lease costs:	6,580	4,776
Variable lease costs:	—	225

Total lease costs	$32,647	$19,074

The Company has also entered into certain lease agreements, under which payments are made based on the variable production of certain solar energy systems. The payments from such arrangements are not included in the table above as they are a function of the power that will be generated by the related solar energy facilities in the future.

The Company’s operating and finance right-of-use assets activities are presented below for the following periods:

Operating leases:	December 31, 2022	December 31, 2021
Beginning balance	$58,037	$44,223
Additions	51,011	16,204
Other adjustments	733	—
Amortization	(3,411)	(2,390)

Ending balance	$106,370	$58,037

Finance leases:	December 31, 2022	December 31, 2021
Beginning balance	$155,506	$129,125
Additions	189,852	35,136
Other adjustments	(959)	65
Amortization	(13,540)	(8,820)

Ending balance	$330,859	$155,506

The Company’s operating and finance lease obligations activities are presented below for the following periods:

Operating leases:	December 31, 2022	December 31, 2021
Beginning balance	$59,084	$44,646
Additions	51,011	16,204
Other adjustments	(878)	—
Interest accretion	3,169	2,386
Lease payments	(5,085)	(4,152)

Ending balance	$107,301	$59,084

Finance leases:	December 31, 2022	December 31, 2021
Beginning balance	$163,897	$133,389
Additions	189,852	35,136
Other adjustments	(312)	36
Interest accretion	12,527	5,253
Lease payments	(10,640)	(9,917)

Ending balance	$355,324	$163,897

For the following periods, the weighted-average remaining term and discount rate associated with the Company’s leases were as follows:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term - finance leases (years)	29.92	22.63
Weighted-average remaining lease term - operating leases (years)	22.53	20.84
Weighted-average discount rate - finance leases	4.06%	3.45%
Weighted-average discount rate - operating leases	4.58%	4.11%

Commitments

Future minimum rent payments under non-cancelable lease obligations with initial terms in excess of one year as of December 31, 2022, are as follows:

For the Years Ended December 31,	Finance Leases	Operating Leases
2023	$12,418	$8,394
2024	12,709	8,436
2025	13,577	8,345
2026	21,465	8,419
2027	21,949	8,615
Thereafter	599,231	153,299

Total	681,349	195,508
Unrecognized interest	(326,025)	(88,207)

Lease obligations	$355,324	$107,301

Note 10 — Asset Retirement Obligations

During the years ended December 31, 2022, 2021 and 2020, the Company recorded $2,476, $1,951, and $1,361 of accretion expense associated with its asset retirement obligations, respectively. These amounts are recorded in depreciation, amortization and accretion in the accompanying consolidated statements of operations.

The following table presents a reconciliation of the beginning and ending aggregate carrying amounts of asset retirement obligations:

	December 31,
	2022	2021
Beginning balance	$67,077	$38,252
Additions	10,971	26,573
Disposal	—	(172)
Revision in estimated cash flows	10,077	—
Other adjustments	69	473
Accretion expense	2,476	1,951

Asset retirement obligations	$90,670	$67,077

Note 11 — Interest Rate Derivative Instruments

The Company has recorded the fair value of the interest rate swaps using level 2 measurements, as defined in the fair value hierarchy.

The fair value of the Company’s interest rate derivative instruments and the effects of these derivative instruments are represented in the consolidated balance sheets and were as follows.

Instrument	Notional Amount	Fixed Rate	December 31, 2022	December 31, 2021
Interest rate derivative instruments	$181,027	1.72% - 3.22%	$11,558	$(6,498)

Derivative fair value adjustments recognized in the consolidated statements of operations were as follows:

	For the Years Ended December 31,
	2022	2021	2020
Interest expense, net	$15,772	$8,503	$(9,844)

Note 12 — Redeemable Non-Controlling Interests

The following table is a reconciliation of changes in third-party redeemable equity securities of subsidiaries for the following periods:

	December 31, 2022	December 31, 2021
Beginning balance	$28,393	$66,582
Fair value of non-controlling interests acquired in NES Acquisition	18,597	—
Cash distributions to redeemable non-controlling interests upon buy-out	—	(7,237)
Distributions to holders of redeemable non-controlling interests	(2,019)	(3,052)
Excess basis allocation upon redeemable non-controlling interests buy-out	—	(33,412)
Net income attributable to redeemable non-controlling interests	7,248	5,512

Redeemable non-controlling interests	$52,219	$28,393

No additional adjustment was required to the balances classified in temporary equity because the carrying amount exceeded the fair value.

The terms of the tax-equity partnerships’ operating agreements contain allocations of income (loss) and cash distributions that vary over time and adjust the amount of the interest. The operating agreements specify an agreed upon date (referred to as the tax flip date) based on the passage of time whereby the Company will adjust the carrying amount to the full redemption amount. Once the tax flip date occurs, the buy-out can occur within a limited amount of time as specified by each partnerships’ agreements. The Company believes it is probable that options will be exercised at the times of the tax flip dates, which are between 2023 and 2025.

Note 13 — Accumulated Other Comprehensive Loss

The following table summarizes the effects on the Company’s accumulated other comprehensive income (loss) balance attributable to foreign currency translation:

	Foreign Currency	Total
Balance at December 31, 2021	$—	$—
Other comprehensive income before reclassifications	1,147	1,147

Balance at December 31, 2022	$1,147	$1,147

The Company did not record any accumulated other comprehensive income (loss) for the years ended December 31, 2021 and 2020.

Note 14 — Equity Incentive Award Plan

2022 Plan and Award Grants

In October 2022, the Company’s board of directors approved the Company’s 2022 Long Term Incentive Plan (the “2022 Plan”). Under the 2022 Plan, the Company may issue up to 10% of the Company’s shares of common stock that may be issued upon the closing of an initial public offering, including 10% of the Company shares sold in the event of the exercise of any underwriters’ option. In addition, on January 1 of each calendar year and prior to the expiration of the 2022 Plan, the total number of shares reserved and available for issuance under the 2022 Plan shall increase by 1% of the Company’s shares on a fully diluted basis issued and outstanding on the last day of the immediately preceding calendar year. The 2022 Plan provides for the potential grant of (i) stock options, (ii) stock appreciation rights, (iii) restricted stock awards, (iv) restricted stock units (“RSUs”), (v) stock awards, (vi) dividend equivalents, (vii) other stock-based awards, (viii) cash awards and (ix) substitute awards. Until the consummation of an initial public offering, awards granted under the 2022 Plan can only be settled in cash.

In October 2022, the Company’s board of directors granted RSUs and performance-based RSUs (“PSUs”), expressed as an ownership percentage of the Company (“Phantom Ownership Percentage”) to certain employees, including Company executives. For employees and executives of the Company, both the RSU and PSU awards vest in full, based solely on continued employment, on the third anniversary of the vesting commencement date, which was August 1, 2022, and can only settle in cash. The total Phantom Ownership Percentage granted for the RSU and PSUs were 0.247148% and 0.169429%, respectively.

In December 2022, the Company’s board of directors approved a one-time award of RSUs to certain employees, including Company executives, (the “Founders Awards”). The Founders Awards will immediately be granted following the effective date of any qualified public offering and will be non-cash in nature. The Founders Awards will vest over three years in equal installments on the first, second, and third anniversaries of the grant date for the non-executive employees and in equal installments on the third, fourth and fifth anniversaries of the grant date for the executives, subject to the recipient’s continued provision of services to the Company. The Company has set aside a Phantom Ownership Percentage equal to 2.923470% relating to these Founders Awards and no equity-based compensation expense related to the Founders Awards has been recorded for the year ended December 31, 2022.

In December 2022, the Company’s non-employee members of the board of directors were granted RSUs. The Phantom Ownership Percentage granted to the chairperson was 0.010286% and

0.006286% for each of the remaining non-employee members. The RSUs vest in full, based solely on continued service to the Company, on the first anniversary of the vesting commencement date, which was August 1, 2022, and can only be settled in cash.

Equity-Based Compensation

Equity-based compensation expense related to the RSUs and PSUs are recorded as either a component of operations and maintenance, excluding depreciation, amortization and accretion or general and administrative expenses in the Company’s consolidated statements of operations and total $70 and $1,333, respectively, for the year ended December 31, 2022. The Company did not record any equity-based compensation for the years ended December 31, 2021 and 2020.

Time-Based Restricted Awards

The Company measures fair value of the RSUs at the grant date and accounts for equity-based compensation by amortizing the fair value on a straight-line basis over the related vesting period. The fair value of the Company’s RSUs is determined based on the Company’s fair value as of each reporting date multiplied by the awarded ownership interest. The grant date fair value for the October 2022 RSUs is based on a fair value of the Company based on a market valuation approach.

The following table summarizes RSU activity under the 2022 Plan for the year ended December 31, 2022:

	Grant-Date Fair Value	Weighted-Average Remaining Contractual Term (Years)
Nonvested at December 31, 2021	$—	—
Granted	4,854
Vested	—
Forfeited	—

Nonvested at December 31, 2022	$4,854	2.35

Performance-Based Restricted Awards

The Company measures fair value of the PSUs at the grant date and calculates the grant date fair value using the Monte Carlo simulation method in accordance with ASC 718 on a straight-line basis over the related vesting period. The fair value of the PSUs is indexed to total shareholder return subsequent to a qualified public offering. The PSUs awarded may range from 0% to 200% of the Target Ownership Percentage at the time of grant. The PSUs utilize a Monte Carlo simulation to estimate the fair value, which include significant assumptions within the valuation model. The Company estimated volatility based on a comparable market index and calculated the historical volatility for the index for a period of time that corresponded to the expected term of the incentive units. The expected term was calculated based on the estimated time for which the incentive unit would be held by the awardee. The risk-free rate for the period within the contractual life of the incentive unit was based on the U.S. Treasury yield curve in effect at the time of the grant. The assumptions used to estimate the fair value of PSUs for the year ended December 31, 2022 were as follows:

Assumptions as of Grant-Date Fair Value
Expected equity volatility	55%
Expected dividend yield	N/A
Risk-free interest rate	4.21%
Expected performance period in years	2.6

The following table summarizes PSU activity under the 2022 Plan for the year ended December 31, 2022:

	Grant-Date Fair Value	Weighted-Average Remaining Contractual Term (Years)
Nonvested at December 31, 2021	$—	—
Granted	3,608
Vested	—
Forfeited	—

Nonvested at December 31, 2022	$3,608	2.58

Note 15 — Operating Revenues, Net

The amount of revenue the Company earns under its electricity sales contracts is variable, since it is dependent on the amount of electricity generated at each of the related project sites. Accordingly, for its electricity sales contracts (including those which also convey SRECs to the customer), the Company does not determine the total transaction price at inception, allocate the transaction price to performance obligations, or disclose the value of the remaining performance obligations. Lease revenues are included within total operating revenues, net, but do not represent revenues from contracts with customers as defined by GAAP, pursuant to ASC 606.

Operating revenues from contracts with customers and other revenue for the following periods were as follows:

	For the Years Ended December 31,
	2022	2021	2020
Electricity sales	$239,119	$202,829	$188,696
Solar renewable energy certificate sales	85,804	78,434	73,745
Battery storage sales	26,309	2,372	—
Other revenues	9,613	10,806	10,243

Operating revenues	360,845	294,441	272,684
Contract amortization	(49,799)	(48,007)	(51,297)

Total operating revenues, net	$311,046	$246,434	$221,387

Electricity Sales

The Company accounts for its electricity sales contracts as executory contracts. The revenues are primarily determined by multiplying (i) the price under the electricity sales contract or market price by (ii) the amount of electricity that the Company delivers. Customers are invoiced monthly in this manner, with payments historically received within one month of the invoice date. The Company transfers control of the electricity and the customer simultaneously receives and consumes the benefits at that time. The sale of electricity over the term of the agreement represents a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. Consequently, the Company recognizes revenues over time based on an output measure, as each MWh is delivered to the customers, based on invoiced amounts.

Standalone SREC Sales

The Company generates revenue by delivering SRECs to customers on a standalone basis. One SREC is generated for each MWh of electricity produced, subject to any adjustments made by the certifying bodies in the jurisdictions which the Company operates. The Company maintains three general types of standalone SREC sales contracts: spot sales, fixed-notional forward sales, and unit-contingent forward sales contracts. For both spot sales and fixed-notional forward-sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the quantity of SRECs delivered to the counterparty; limited by the notional amount of the contract. For unit-contingent forward sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the amount of SRECs generated by the contracted assets and delivered to the counterparty. The Company invoices standalone SREC sales contract counterparties as SRECs are delivered and payments are typically due between 5 – 10 days from the date the SRECs are transferred to the counterparties. These sales are not financed by the Company. Each promise to deliver SRECs is a distinct performance obligation that is satisfied when appropriately certified and title has transferred. The revenue related to standalone SRECs is recognized at that point in time.

As of December 31, 2022, revenue expected to be recognized from remaining performance obligations associated with standalone SREC sales contracts is as follows:

For the Years Ended December 31,	Amount
2023	$14,579
2024	55,464
2025	28,624
2026	11,210
2027	6,630
Thereafter	—

Total	$116,507

Future operations could be affected by changes in the creditworthiness of significant offtakers, by changes in economic or other conditions in geographic areas served, or by changes in the demand for renewable energy.

Bundled Electricity and SREC Sales

In certain circumstances, the Company sells both electricity and SRECs pursuant to the same contract. Revenues are determined by multiplying (i) the bundled contract price by (ii) the amount of electricity delivered. Customers are invoiced monthly in this manner, with payments received within one month of the invoice date. Although the transfer of SRECs to the customers and the recognition of the related revenue happens at a point in time after the delivery of the related electricity (due to the SREC certification process), the certification process does not have a material impact to the amount of SRECs ultimately delivered to the customer. The Company has elected the practical expedient contained in ASC 606-10-55-18 to recognize revenue in accordance with the timing and amount of the related invoices, as the right to consideration corresponds directly to the value provided to the customer. The Company views the substance of the transaction as a combined arrangement in which the performance obligations for both the sale of electricity and SRECs are achieved simultaneously as electricity is generated and delivered to the customer, and records the related revenues in operating revenues in the consolidated statements of operations.

Lease Revenue

The Company, through acquisitions of existing contracts, is the lessor of certain solar energy facilities. The Company records revenue associated with the fixed-lease payments straight-line over the term of the lease.

Battery Storage

The Company is constructing and operating certain projects that pair Battery Energy Storage Systems (“BESS”) collocated with solar energy facilities. The BESS has the flexibility to perform energy arbitrage, ancillary services, and resource adequacy. In certain cases, the Company enters into PPAs that allow the customer to utilize the full capacity of the BESS in exchange for variable payments based on the performance of the BESS which generally represents an operating lease under ASC 842. Revenue from BESS PPA is recognized based on the BESS capacity provided at the contractual billing rates, assuming all other revenue recognition criteria have been met. In other cases, the Company manages the BESS in the merchant market, performing the scheduling of energy arbitrage and ancillary services in exchange for payments recognized as operating revenue based on market rates and performance of the BESS.

Note 16 — Income Taxes

For financial reporting purposes, net loss before income taxes was $(25,652), $(17,591), and $(15,854) for the years ended December 31, 2022, 2021 and 2020, respectively.

The components of the provision for income tax expense are as follows:

	December 31,
	2022	2021	2020
Current tax expense
Federal	$2,337	$3,979	$692
State	(721)	201	809
Foreign	718	—	—

Total tax expense	2,334	4,180	1,501

Deferred tax expense (benefit)
Federal	14,011	20,782	5,344
State	3,272	13,656	(2,364)
Foreign	(306)	—	—

Total deferred tax expense	16,977	34,438	2,980

Total income tax expense	$19,311	$38,618	$4,481

The table below shows significant items resulting in effective rate difference from the federal statutory rate of 21.0%:

	2022		2021		2020
	Amount	Effective Rate	Amount	Effective Rate	Amount	Effective Rate
Tax rate reconciliation:
Income tax expense (benefit) at federal statutory rate	$(5,387)	21.0%	$(3,694)	21.0%	$(3,329)	21.0%
Foreign rate differential	60	(0.2)	—	—	—	—
State income taxes	5,934	(23.1)	12,919	(73.4)	697	(4.4)
Effect of rate change	(2,678)	10.4	(1,329)	7.6	(1,793)	11.3
Non-controlling interest	28,104	(109.6)	47,444	(269.7)	8,850	(55.8)
Dividends received deduction	—	—	(156)	0.9	(862)	5.4
Investment tax credit	(4,244)	16.5	(900)	5.1	(471)	3.0

	2022		2021		2020
	Amount	Effective Rate	Amount	Effective Rate	Amount	Effective Rate
Changes in valuation allowance	4	0.0	(13,790)	78.4	2,127	(13.4)
Permanent differences	191	(0.7)	—	—	—	—
Prior period adjustments	(2,765)	10.8	(3,161)	18.0	72	(0.5)
Other	92	(0.4)	1,285	(7.3)	(810)	5.1

Total income tax expense	$19,311	(75.3)%	$38,618	(219.4)%	$4,481	(28.3)%

The principal reasons for the difference between the statutory rate and the effective rate for 2022 were due to state taxes, the effects resulting from changes in tax rates, investment tax credits, prior period adjustments and the removal of tax effects related to non-controlling interests in tax equity entities’ pretax income and loss. The Company recorded non-controlling interests and redeemable non-controlling interests associated with various tax-equity investors who own membership interests in certain subsidiaries of the Company. The decrease in the 2022 non-controlling interest adjustment was due to changes in net loss attributable to non-controlling interest in the Company’s consolidated statements of operations which vary due to GAAP income (loss), taxable income (loss), capital contributions, investment tax credits, distributions, and the stipulated targeted investor return specified in the subsidiaries’ operating agreements which can have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. These factors may create volatility in the effective tax rate as the application of HLBV can drive changes in net income or loss attributable to non-controlling interests from period to period.

The principal reasons for the difference between the statutory rate and the effective rate for 2021 were due to changes in valuation allowance, effects resulting from changes in tax rates, and the removal of tax effects related to non-controlling interests in tax equity entities’ pretax income and loss. The Company recorded non-controlling interests and redeemable non-controlling interests associated with various tax-equity investors who own membership interests in certain subsidiaries of the Company. The increase in the 2021 non-controlling interest adjustment was due to changes in net loss attributable to non-controlling interest in the Company’s consolidated statements of operations which vary due to GAAP income (loss), taxable income (loss), capital contributions, investment tax credits, distributions, and the stipulated targeted investor return specified in the subsidiaries’ operating agreements which can have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. These factors may create volatility in the effective tax rate as the application of HLBV can drive changes in net income or loss attributable to non-controlling interests from period to period.

During the year ended December 31, 2021, the Company recorded a non-recurring income tax benefit of $13,790 relating to the release of a substantial portion of the Company’s valuation allowance. This release was due to cumulative earnings largely resulting from current earnings and expected reversals of deferred tax liabilities resulting in a source of income. Additionally, the Company recorded a prior period adjustment related to a provision to return differences.

Net deferred taxes were comprised of the following at December 31:

	December 31,
	2022	2021
Net operating loss (NOL) carryforward	$161,863	$116,435
Investment tax credits	13,507	6,866
Interest disallowance	16,569	1,000
Other	547	6,585

Subtotal	192,486	130,886
Valuation allowance	(11)	(7)

Total deferred tax assets	192,475	130,879

Depreciation	(21,009)	(19,346)
Outside basis difference	(260,472)	(182,631)

Total deferred tax liabilities	(281,481)	(201,977)

Deferred tax liabilities, net(1)	$(89,006)	$(71,098)

(1)

As of December 31, 2022, deferred tax liabilities, net includes $495 of deferred tax assets related to the Company’s Spanish subsidiaries. Such amount has been included in other non-current assets on the accompanying consolidated balance sheets.

The Company had a gross federal net operating loss of $619,298 and $426,908 as of December 31, 2022 and 2021, respectively. The U.S. federal net operating loss carryforward has no expiration date with the exception of $23,013 expiring between 2035 and 2037. The Company had gross state net operating losses of $490,906 and $285,796 as of December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had approximately $469,831 gross state net operating losses that are expected to expire between 2025 and 2042. The remaining gross state net operating loss carryforwards have an indefinite life. The Company had a U.S. federal investment tax credit carryforward of $13,507 which expires between 2038 and 2041. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

Pursuant to Section 48 of the Internal Revenue Code, the owner that commences operations of qualified solar energy property is eligible to receive investment tax credits (the Investment Tax Credits) in an amount calculated with reference to the eligible costs of the qualified solar energy property. The Investment Tax Credits are generally available for use on the date the qualified solar energy property is placed-in-service and have a five-year recapture period. During the recapture period, the Company must comply with certain requirements in order to retain the Investment Tax Credits. Failure to meet such requirements may result in the recapture of the Investment Tax Credits. The Company accounts for its Investment Tax Credits as a reduction of income tax expense in the year in which the credits arise. Where the Company forms joint-ventures to develop solar energy facilities, the Company receives minimal allocations of Investment Tax Credits as the majority of such credits are allocated to the joint-venture partners. During the years ended December 31, 2022 and 2021, the Company generated $4,798 and $1,531 of Investment Tax Credits, respectively.

At December 31, 2022 and 2021, the Company has no uncertain tax positions that would require the accrual of an unrecognized tax benefit. No interest or penalties related to uncertain taxes have been recognized on the accompanying consolidated statements of operations. Management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2022.

The Parent Company and its corporate subsidiaries submit U.S. federal, state, and local income tax filings. In the normal course of business, the Company may be audited by U.S. federal, state, and local taxing authorities. As of December 31, 2022, the Company is not undergoing any tax examinations nor has the Company agreed to extend the statute of limitations beyond the prescribed expiration date. As of December 31, 2022, tax years from 2019 to 2022 are subject to examination by the tax authorities. The Company also has Spanish subsidiaries that require the submission of Spanish tax returns that in the normal course of business may be audited by the Spanish tax authorities. As of December 31, 2022, tax years from 2018 to 2022 are subject to examination by the tax authorities.

The Parent Company and its corporate subsidiaries remitted income tax payments to federal, state, and local tax jurisdictions of $4,988 during the year ended December 31, 2022. During the year ended December 31, 2022, the Parent Company and its corporate subsidiaries received a refund of $6,382 for tax payments remitted during the year ended December 31, 2021.

The Company does not intend, nor currently foresees a need to repatriate funds held at our international operations into the U.S. The Company’s assertion is that the funds are deemed to be indefinitely reinvested in our foreign operations and would not require the accrual of U.S. income tax.

Note 17 — Variable Interest Entities

The Company consolidates VIEs in which it holds a variable interest and is the primary beneficiary. The Company has determined certain subsidiaries are VIEs and as the managing member of the respective partnerships, it is the primary beneficiary by reference to the power and benefits criterion under ASC 810. The Company considered responsibilities within the contractual agreements, which grant it the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Such activities include management of the solar energy and storage facilities’ operations and maintenance, budgeting, and establishing policies and procedures. In addition, the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs on the basis of income allocations and cash distributions. Lenders of partnerships determined to be VIEs generally do not have recourse to the Company. Investors of partnerships determined to be VIEs generally do not have recourse to the Company as a whole, but the Company does provide certain guarantees related to investment tax credit generation and letters of credit on behalf of the VIEs.

The following table presents a summary of the consolidated VIEs in which the Company holds variable interests in structures other than wholly-owned entities:

	As of December 31,
	2022	2021
Current assets	$82,531	$82,619
Property, plant and equipment, net	1,853,169	1,722,687
Other assets	408,021	348,420
Current liabilities	40,787	68,233
Other liabilities	450,715	490,267

On the previous table, assets and liabilities are presented net of intercompany eliminations. Substantially all VIE assets can only be used to settle obligations of the VIE.

The Company’s exposure to loss in the consolidated VIEs is limited to losses that would be absorbed on the VIE’s net assets recognized in its financial statements, net of amounts absorbed by third-party variable interest holders.

Note 18 — Equity Investments

The Company’s equity investments, accounted for under the equity method of accounting, consist of the following for the periods presented below:

	December 31, 2022
	Investment	Percentage of Ownership
Smarkia(1)	$4,184	37%
Mount Signal 2(2)	54,580	50%
Boulder Solar I	53,584	49%

Equity investments	$112,348

(1)

The Company acquired an approximate 56% ownership interest in July 2022. Additionally in July 2022, Smarkia received a capital contribution from a third party, diluting the Company’s ownership interest to approximately 37%.

(2)	As discussed in Note 3, the Company has exercised the option to purchase the remaining 50% ownership interest in Mount Signal 2.

Unconsolidated Variable Interest Entity

Certain subsidiaries of the Company have a non-controlling interest in entities accounted for under the equity method. These entities are limited partnerships in which the limited partners do not have substantive rights over the significant activities of these entities, and therefore are considered VIEs. The Company is not the primary beneficiary because the Company does not have a controlling financial interest in these entities, and therefore does not consolidate. For a certain subsidiary, the Company has determined that it is not the operating manager and the investors share decision-making authority in a manner that prevents any individual investor from exercising power over the entity. The Company’s investment in this entity is approximately $108,164 at December 31, 2022. The Company did not have such unconsolidated variable interest entities at December 31, 2021.

The Company’s maximum exposure to loss in its unconsolidated investment was equal to its investments of $108,164 as of December 31, 2022.

Summarized Financial Data for Equity Investments

The following table presents summarized combined financial information for the year ended December 31, 2022 for the Company’s unconsolidated equity investments. During the year ended December 31, 2021, the Company had no equity method investments.

2022
Income Statement Data:
Operating revenues	$39,920
Operating income	$5,526
Net income (loss)	$38,973
Balance Sheet Data:
Current assets	$20,057
Non-current assets	$738,029
Current liabilities	$6,759
Non-current liabilities	$252,081

Basis Amortization of Equity Investments

The cost basis of the net assets of the investment may be different than the Company’s proportional interest in the equity of the investee. On the acquisition date, the Company determines the fair value of the identifiable assets and assumed liabilities in accordance with ASC 805. The resulting fair values are compared with the assets and liabilities recorded in the investee’s financial statements, and the resulting difference is basis difference. Basis differences for the Company’s investments were primarily attributable to property, plant and equipment and PPAs. The Company amortizes the basis difference attributable to property, plant and equipment, and PPAs over their useful life and contractual life, respectively. In connection with the NES Acquisition, a basis difference of $79,524, which was primarily attributable to the long-lived asset and contract intangible assets, was determined. For the year ended December 31, 2022, the Company recorded basis difference amortization for its unconsolidated equity investments of approximately $218 in other income (expense), net on the consolidated statements of operations.

Note 19 — Related Party Transactions

As discussed in Note 1 the Company closed the Internalization Agreement in August 2022. Accordingly, the Management and Administrative fees as well as the Incentive Allocation assigned to the Special Interest Member (as discussed below) terminated.

Transition Service

In connection with the Internalization Agreement, the Company entered into a transition services agreement with GSAM to provide certain services, which may include risk management, accounting, tax, information technology and compliance, to the Company for a specified period of time. The duration of the transition services varies by service category and enabled the Company to continue normal operations while building its resources and infrastructure to operate as a standalone company. The majority of services rendered by GSAM concluded on December 31, 2022 and the Company expects a complete phase out upon the closing of an initial public offering. Pricing of transition services during the scheduled transition period were calculated to allow GSAM to recover costs of providing such services, including allocations of overhead, without markup for profit. For the year ended December 31, 2022, GSAM earned approximately $1,078 for services rendered under the transition services agreement. Such amount has been included in general and administrative in the accompanying consolidated statements of operations.

Management Fee

In accordance with the LLC Agreement and the Management Services Agreement, dated February 9, 2018, GSAM receives a management fee from the Company as compensation for its services (the “Management Fee”). The Management Fee is determined as of the last day of the applicable calendar quarter and is paid quarterly in arrears. In connection with the Internalization Agreement, the final Management Fee was calculated for the period July 1, 2022 through August 4, 2022.

The Management Fee was equal to 0.125% of the average of the Management Fee Base (as defined in the respective agreement) with respect to such calendar quarter and the Management Fee Base at the end of the prior calendar quarter. The Management Fee Base for any calendar quarter is equal to the amount of capital contributed to the Parent Company as of the end of such calendar quarter, plus the total indebtedness of the Company, less a proportionate share of any indebtedness attributable to non-tax equity joint-venture partners.

For the years ended December 31, 2022, 2021 and 2020, GSAM earned management fees of approximately $7,250, $10,407 and $7,525, respectively. As of December 31, 2022 and 2021,

management fees payable to GSAM were approximately $1,407 and $2,939, respectively. Such amounts have been included in accounts payable – related parties, net on the accompanying consolidated balance sheets. As of March 9, 2023, such amounts were paid.

Administrative Fee

In accordance with the LLC Agreement and the Management Services Agreement, dated February 9, 2018, GSAM receives an administration fee from the Company as compensation for its services (the “Administration Fee”). The Administration Fee is equal to the product of the Company’s share (as defined in the LLC Agreement) of the nameplate capacity of the solar energy facilities owned by the Company (the “Facilities”) and the applicable per kW rate. From February 9, 2018, (the first date on which the Company accepted capital commitments) until the day preceding the first anniversary of such date, the applicable per kW rate is $10; thereafter, until the day preceding the second anniversary of such date, the applicable per kW rate is $9; thereafter, the applicable per kW rate is $8. The Administration Fee is prorated for any partial calendar quarter and any intra-quarter changes to the aggregate nameplate capacity of the Facilities. In connection with the Internalization Agreement, the final Administration Fee was calculated for the period July 1, 2022 through August 4, 2022.

The Administration Fee for any calendar quarter was subject to a cap of 0.125% of the average of the Management Fee Base at the end of such quarter and the Management Fee Base at the end of the prior calendar quarter (the “Administration Fee Cap”), less such fees paid to third-party service providers by or associated with the Facilities (excluding from such fees, the proportion attributable to non-tax equity joint-venture partners). To the extent the Administration Fee and/or the Administration Fee Cap was reduced below zero for a particular calendar quarter, GSAM would have had to pay to the Company the amount by which the Administration Fee and/or Administration Fee Cap is below zero.

For the years ended December 31, 2022, 2021 and 2020, GSAM earned administration fees of approximately $4,562, $7,652 and $5,648, respectively. As of December 31, 2022 and 2021, administration fees payable to GSAM were approximately $740 and $1,694, respectively. Such amounts have been included in accounts payable – related parties, net on the accompanying consolidated balance sheets. As of March 9, 2023, such amounts were paid.

Acquisition Costs

Affiliates of GS&Co regularly incurred costs on behalf of the Company, in conjunction with acquisition due diligence and other developmental activities. The Company reimburses the affiliates for such costs as invoiced. As of December 31, 2022 and 2021, the Company owed affiliates of GS&Co approximately $1,450 and $4,521, respectively. Such amounts have been included in accounts payable – related parties, net on the accompanying consolidated balance sheets. As of March 9, 2023, such amounts were paid.

Special Interest Member Incentive Allocation

The Operating Company LLC agreement entitles the Special Interest Member to an incentive payment that equates to a percentage of Core Operating Profit. Core Operating Profit is equal to operating income, plus the Company’s share of other revenue, less tax and interest expense, economic depreciation (as defined in the Operating Company LLC agreement), the Administration Fee, the Management Fee, and subject to various other adjustments as described in the Operating Company LLC agreement. The payment is subject to the achievement of certain hurdles based on the preceding twelve calendar quarters. The Company allocates the incentive payment to the Special Interest Member as distributions in non-controlling interests. The Special Interest Member is not required to return any incentive payments received, even if the Core Operating Profit in future periods is insufficient to have achieved the aggregate hurdle in such future periods.

For the years ended December 31, 2022, 2021 and 2020, the Special Interest Member earned incentive allocations of approximately $3,018, $7,553 and $6,081, respectively. As of December 31, 2022 and 2021, there were no unpaid incentive allocations earned by the Special Interest Member.

GS&Co Employees

Certain GS&Co employees have an ownership interest in the Company. For the year ended December 31, 2022, total contributions and distributions were approximately $13,762 and $(3,019), respectively. For the year ended December 31, 2021, total contributions and distributions were approximately $0 and $(1,282), respectively. For the year ended December 31, 2020, total contributions and distributions were approximately $6,042 and $(822), respectively.

Note 20 — Commitments and Contingencies

Litigation

The Company may become involved in various legal proceedings and disputes in the ordinary course of business. The Company maintains insurance to mitigate any risk of future loss. Such matters are subject to many uncertainties and outcomes, the financial impacts of which are not predictable with assurance and may not be known for extended periods of time. The Company records a liability in its consolidated financial statements for costs related to claims, settlements, and judgments where management has assessed that a loss is probable, and an amount can be reasonably estimated. The Company is not aware of any legal proceedings or disputes that will have a material impact on the consolidated financial statements. For the year ended December 31, 2022, the Company received a settlement of approximately $2,000 related to an owned project and has been included in other income and expense, net on the accompanying consolidated statements of operations.

Insurance

The Company maintains property insurance coverage for catastrophic losses such as hurricanes, earthquakes or floods. For such catastrophic losses, the Company may have higher deductibles or increased self-insurance risk if certain criteria are met, ultimately increasing the potential risk of loss.

Forward Contracts

The Company has entered into various forward contracts for the delivery of SRECs. Its ability to deliver such SRECs in the future could be affected by interruptions in the productivity of certain solar energy facilities or changes to legislation associated with SRECs.

Guarantees

The Company has provided guarantees associated with the production of certain solar energy facilities, associated with various offtakers. To the extent that the associated solar energy facilities become temporarily or permanently nonoperational, the Company will be liable to compensate the offtaker for the difference between the actual production and the guaranteed production amount. Generation insurance may not fully cover the liability or the consequences of any business interruptions such as natural catastrophes or equipment failures. The occurrence of a significant adverse event not adequately covered by insurance could have a material adverse effect on the Company’s business, results or operations, financial condition, and prospects.

The Company has entered into or acquired various contracts which indemnify tax-equity partners in joint-ventures for any reduction in the amount of tax credits or tax allocations that they expect to receive. Should the Company not be able to meet such expectations, it will be liable to compensate the tax-equity investors in an amount equal to the value of the benefit that was not conveyed.

Prospectus

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please see “Risk Factors” and “Cautionary Language Regarding Forward-Looking Statements.”

Through and including                     , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

MN8 Energy, Inc.

Common Stock

Book-Running Managers

Goldman Sachs & Co. LLC

BofA Securities

J.P. Morgan

HSBC

Wells Fargo Securities

Jefferies

Wolfe | Nomura Alliance

Co-Managers

TD Cowen

KeyBanc Capital Markets

SOCIETE GENERALE

Drexel Hamilton

Siebert Williams Shank

Through and including                     , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	9,270
FINRA filing fee	100,000
Listing fee	295,000
Accountants’ fees and expenses	450,000
Legal fees and expenses	2,600,000
Printing and engraving expenses	350,000
Transfer agent and registrar fees	10,000
Miscellaneous	185,730

Total	$4,000,000

Item 14. Indemnification of Directors and Officers

Our bylaws will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s amended and restated certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our bylaws will also contain indemnification rights for our directors and our officers. Specifically, our bylaws will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

Pursuant to the Merger and the Special Interest Exchange that will be completed prior to the closing of this offering, as described in further detail under “Internalization Transaction and Corporate Reorganization,” we will issue shares of common stock to the holders of then-outstanding limited liability company interests of MN8 Energy LLC and to the Special Interest Member. Such issuances will not involve any underwriters, underwriting discounts or commissions or a public offering, and we believe that such issuance will be exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description

#1.1	Form of Underwriting Agreement

#3.1	Form of Amended and Restated Amended and Restated Certificate of Incorporation of MN8 Energy, Inc.

#3.2	Form of Amended and Restated Bylaws of MN8 Energy, Inc.

#4.1	Form of Registration Rights Agreement

#4.2	Note Purchase Agreement, dated as of January 30, 2020, by and among GSRP Portfolio I LLC, GSRP Portfolio I HoldCo LLC, as holdings, the guarantors and purchasers named therein, MUFG Union Bank, N.A., as first lien collateral agent and MUFG Union Bank, N.A., as notes agent

#4.3	Note Purchase Agreement, dated as of October 1, 2021, by and among GSRP Portfolio II LLC, GSRP Portfolio II HoldCo LLC, as holdings, the guarantors and purchasers named therein and MUFG Union Bank, N.A., as first lien collateral agent, MUFG Bank, Ltd. as intercreditor agent and MUFG Union Bank, N.A., as notes agent

#4.4	Note Purchase Agreement, dated as of December 28, 2021, by and among GSRP Stanton LLC, GSRP Portfolio III HoldCo LLC, as holdings, the purchasers named therein and the Bank of New York Mellon, as collateral agent, intercreditor agent and notes agent

#5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

#10.1	Revolving Credit Agreement (Subscription Facility), dated as of February 22, 2018, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA, N.A. as administrative agent, letter of credit issuer and a lender and the other lenders a party thereto

Exhibit Number	Description

#10.2	First Amendment to Revolving Credit Agreement (Subscription Facility), dated as of October 30, 2018, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA, N.A. as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.3	Second Amendment to Revolving Credit Agreement (Subscription Facility), dated as of November 28, 2018, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA, N.A. as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.4	Third Amendment to Revolving Credit Agreement (Subscription Facility), dated as of February 15, 2019, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA, N.A. as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.5	Fourth Amendment to Revolving Credit Agreement (Subscription Facility), dated as of March 28, 2019, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA, N.A. as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.6	Fifth Amendment to Revolving Credit Agreement (Subscription Facility), dated as of August 14, 2020, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA, N.A. as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.7	Sixth Amendment to Revolving Credit Agreement (Subscription Facility), dated as of February 17, 2021, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA, N.A. as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.8	Seventh Amendment to Revolving Credit Agreement (Subscription Facility), dated as of February 14, 2022, by and among Goldman Sachs Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA, N.A. as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.9	Credit Agreement (Warehouse Facility), dated as of February 23, 2021, by and among GSRP Warehouse I LLC, as borrower, MUFG Bank, Ltd., as administrative agent, MUFG Union Bank, N.A. as collateral agent and the other lenders party thereto

#10.10	First Amendment to Credit Agreement (Warehouse Facility), dated as of May 12, 2021 by and among GSRP Warehouse I LLC, as borrower, MUFG Bank, Ltd., as administrative agent, MUFG Union Bank, N.A. as collateral agent and the other lenders party thereto

#10.11	Second Amendment to Credit Agreement (Warehouse Facility), dated as of May 27, 2021, by and among GSRP Warehouse I LLC, as borrower, MUFG Bank, Ltd., as administrative agent, MUFG Union Bank, N.A. as collateral agent and the other lenders party thereto

#10.12	Third Amendment to Credit Agreement (Warehouse Facility), dated as of August 4, 2022, by and among GSRP Warehouse I LLC, as borrower, MUFG Bank, Ltd., as administrative agent, MUFG Union Bank, N.A. as collateral agent and the other lenders party thereto

Exhibit Number	Description

#10.13	Fourth Amendment to Credit Agreement (Warehouse Facility), dated as of September 16, 2022, by and among GSRP Warehouse I LLC, as borrower, MUFG Bank, Ltd., as administrative agent, MUFG Union Bank, N.A. as collateral agent and the other lenders party thereto

#10.14	Fifth Amendment to Credit Agreement (Warehouse Facility), dated as of December 28, 2022, by and among GSRP Warehouse I LLC, as borrower, MUFG Bank, Ltd., as administrative agent, MUFG Union Bank, N.A. as collateral agent and the other lenders party thereto

#10.15	Form of Indemnification Agreement

#10.16	Form of Long-term Incentive Plan

#10.17	Form of Employee Stock Purchase Plan

#10.18	Executive Severance Plan

#10.19	Form of Executive Severance Plan Participation Agreement

#10.20	Form of Restricted Stock Unit Grant Notice for Executives

#10.21	Form of Restricted Stock Unit Grant Notice for Directors

#10.22	Form of Executive Severance Plan Participation Agreement for Spanish Executives

#10.23	Second Amended and Restated Limited Liability Company Agreement of MN8 Energy Operating Company LLC

#10.24	Internalization Agreement by and among MN8 Energy, Inc., Goldman Sachs Renewable Power Operating Company LLC, Goldman Sachs Renewable Power LLC, Goldman Sachs Asset Management, L.P., and GSAM Holdings II LLC, dated May 18, 2022

#10.25	Transition Services Agreement by and among Goldman Sachs Asset Management, L.P., MN8 Energy LLC, MN8 Energy, Inc., and MN8 Energy Operating Company LLC, dated August 4, 2022

#10.26	Letter Agreement by and between MN8 Energy LLC and The Regents of the University of California, dated as of July 6, 2022

#10.27	Credit Agreement, dated as of February 3, 2023, among MN8 Energy LLC, JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, National Association, HSBC Bank USA, N.A. and Societe Generale as Co-Syndication Agents, JPMorgan Chase Bank N.A. and BofA Securities, Inc., as Joint Bookrunners and Joint Lead Arrangers

#10.28	Amended and Restated Limited Liability Company Agreement of AssetCo, LLC, dated as of January 4, 2023.

#10.29	Form of Employee Stock Purchase Plan Enrollment Form

#21.1	List of subsidiaries

**23.1	Consent of PricewaterhouseCoopers LLP

**23.2	Consent of PricewaterhouseCoopers LLP

#23.3	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

#24.1	Power of Attorney (included on the signature page of this Registration Statement)

#99.1	Consent of Lorie Buckingham

#99.2	Consent of David L. Gadis

#99.3	Consent of J. William Holden, III

#99.4	Consent of Fiona Macdonald

#99.5	Consent of Kathleen McGinty

#99.6	Consent of Brendan McGovern

Exhibit Number	Description

#99.7	Consent of Janice Case

#107	Filing Fee Table

**	Filed herewith.
#	Previously filed.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 10, 2023.

MN8 Energy, Inc.

By:	/s/ Jon Yoder
Name:	Jon Yoder
Title:	President, CEO and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Name	Title	Date

/s/ Jon Yoder Jon Yoder	President, CEO and Director (Principal Executive Officer)	August 10, 2023

/s/ David Callen David Callen	CFO (Principal Financial Officer and Principal Accounting Officer)	August 10, 2023

* Timothy J. Leach	Director	August 10, 2023

*By:	/s/ David Callen
David Callen, Attorney-in-Fact